

STRATEGIC TRANSFORMATION, DISCIPLINED GROWTH.

FULTON FINANCIAL CORPORATION

2025 ANNUAL REPORT


© Nasdaq, Inc. - Vanja Savic

STRATEGIC TRANSFORMATION, DISCIPLINED GROWTH.

Dear Shareholder:

2025 was an exceptional year for our company, marked by strong financial performance, disciplined execution, and meaningful progress in advancing our community banking strategy.

Last year, I shared how we were pursuing an organizational transformation that included focusing on core relationships, simplifying our operating model, and increasing productivity. The initial benefits of our transformation are reflected in our 2025 performance.

Record Performance

Net income available to common shareholders for the year ended December 31, 2025 was $381.4 million, or $2.08 per diluted share, an increase of $102.9 million, or $0.51 per diluted share, in comparison to the year ended December 31, 2024. Operating net income available to common shareholders for the year ended December 31, 2025 totaled $396.8 million, or $2.16 per diluted share*, the highest level in our company's history. Total revenue reached $1.31 billion in 2025 – another record.

Balance sheet growth was appropriate given our strategy and the environment in 2025. Deposits grew by $460 million during the year as our team focused on expanding customer relationships while diligently managing costs. We saw modest loan growth for the year that reflected organic production and a controlled approach to managing the lending portfolio. Net interest margin increased nine basis points from the prior year to 3.51%, notwithstanding three Federal Reserve interest rate cuts.

Non-interest income increased to $276.8 million, representing more than 20% of total revenue. The drivers of non-interest income growth were broad-based. Commercial fees grew overall by 8%, led by 17% growth in cash management revenue. Fulton Financial Advisors continues to be a meaningful contributor to overall fee income. Wealth assets under management and administration surpassed $17 billion in 2025.

We increased our dividend in the fourth quarter to $0.19 per share. Through dividends and the repurchase of 3.3 million of our shares, we returned a total of $191 million to common shareholders in 2025.

Smart Growth Strategy

Building on our momentum, we are pursuing a smart growth strategy centered around three primary drivers:

- **Organic Growth,** as our teams work each day to build and expand customer relationships;
- **Enhanced Growth Strategies,** including new products and expanded teams; and
- **Acquisitions,** opportunistically acquiring targeted portfolios or other banks that meet our strategic criteria.

Blue Foundry Bancorp Acquisition Announcement

In November 2025, we announced plans to acquire Blue Foundry Bancorp (Blue Foundry). Blue Foundry Bank, Blue Foundry's subsidiary, operates 20 locations, allowing us to improve our market share in the northern New Jersey market. We will work to merge Blue Foundry Bank into Fulton Bank, N.A. (Fulton Bank) in the third quarter of 2026. We are excited to welcome new customers and team members as we continue to grow our franchise.

Leadership Transition

On a personal note, I want to thank Angela Snyder for the profound impact she has had on our company. Angela retired as President at the end of 2025, capping a 23-year career with us. Her leadership helped shape who we are today, and her impact will be felt for years to come. We are fortunate to have her continued, thoughtful guidance as a member of the Fulton Bank board of directors.

Looking back on the past year, I am proud of what our nearly 3,400 teammates accomplished and grateful for the confidence that you, our shareholders, continue to place in us.

We enter 2026 with strong momentum, a solid balance sheet, and an ongoing commitment to grow the company, deliver effectively for customers and operate with excellence so we can serve all our stakeholders.



Sincerely,

Curt Myers

CHAIRMAN , CEO AND PRESIDENT

*Operating net income is a financial measure derived by methods other than generally accepted accounting principles ("GAAP"). This non-GAAP financial measure is reconciled to the most comparable GAAP measure on page 40 of our Annual Report on Form 10-K for the year ended December 31, 2025 contained in this Annual Report.

This letter contains forward-looking statements with respect to the Corporation's financial condition, results of operations and business. Do not unduly rely on forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," "intends," "projects," the negative of these terms and other comparable terminology. These forward-looking statements may include projections of, or guidance on, the Corporation's future financial performance, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Corporation's business or financial results.

Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, the statements are based on current beliefs, expectations and assumptions regarding the future of the Corporation's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Corporation's control, and actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. The Corporation undertakes no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A discussion of certain risks and uncertainties affecting the Corporation, and some of the factors that could cause the Corporation's actual results to differ materially from those described in the forward-looking statements, can be found in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2025, which accompanies this letter.

2019-2025 IN REVIEW



Assets

Total Assets Were Stable

Total assets were stable at $32.1 billion for the year. Balance sheet liquidity remains strong. Loan balances, the investment portfolio and other earning assets were relatively stable for the year.



Loans

Total Loans Grew Modestly

Loans grew by $100 million in 2025. Organic growth was moderated by strategic exits and pay offs.



Deposits

Total Deposits Remained Steady

Deposits grew $460 million in 2025 due to strong sales efforts. Noninterest-bearing deposits comprised 20% of total deposits at year end. Our loan-to-deposit ratio of 91% at year end provides strategic flexibility.

Earnings Per Share (Diluted)

Diluted Earnings Per Share (EPS) Expanded Materially

Diluted earnings per share of $2.08 was driven by an expanding net interest margin, strong fee income and disciplined expense management. Operating diluted EPS* of $2.16 represented a 16.8% increase year over year and was a record for the company.



- ▨ Earnings per share (diluted)
- ▮ Operating earnings per share (diluted)*

*Operating EPS (diluted) is a financial measure derived by methods other than generally accepted accounting principles ("GAAP"). This non-GAAP financial measure is reconciled to the most comparable GAAP measure on page 40 of our Annual Report on Form 10-K for the year ended December 31, 2025.

Total Shareholders' Equity

Total Shareholders' Equity Grew 9.2%

Earnings were supported by consistent revenue growth and solid asset quality.



Common Dividends Per Share

Common Dividends Declared Grew 5.8%

In 2025, the company declared common dividends of $0.73, a 5.8% increase over the prior year.

COMMUNITY BANKING WITH REGIONAL IMPACT

About Fulton Financial Corporation

Headquartered in Lancaster, Pa., Fulton Financial Corporation is a premier community banking organization and a $32 billion asset[1] financial holding company providing a variety of financial services through its subsidiary bank, Fulton Bank, N.A. ("Fulton Bank"), in Pennsylvania, Maryland, Delaware, New Jersey and Virginia. At Fulton Financial Corporation, we seek to change lives for the better by building strong customer relationships, providing significant community support and empowering nearly 3,400 employees to do the same. Through the Fulton Forward® initiative, we're helping build vibrant communities. Learn more at *www.FultonBank.com.*


PENNSYLVANIA
MARYLAND
NEW JERSEY
DE
VIRGINIA

Invested in the Neighborhoods We Serve

Fulton Bank holds a top five deposit market share ranking[2] in 16 counties, representing 31% of the 52 counties we serve.

Strong Presence Across Five States

	PENNSYLVANIA	NEW JERSEY	MARYLAND	DELAWARE	VIRGINIA
Financial Centers	106	55	20	12	8
Deposits[3]	$15.43 billion	$7.58 billion	$2.04 billion	$1.11 billion	$0.44 billion

Fulton Bank, N.A. Member FDIC

[1]As of December 31, 2025.

[2]Market Share as of June 30, 2025 FDIC Summary of Deposits.

[3]Internal allocations by state, unallocated deposits included in Pennsylvania.

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

As of December 31, 2025

FULTON FINANCIAL CORPORATION

EXECUTIVE MANAGEMENT

Curtis J. Myers[1]
Chairman and CEO

Angela M. Snyder[2]
President

Andy B. Fiol
Senior Executive Vice President/
Chief Banking Officer

John J. Glover
Senior Executive Vice President/
Head of Commercial Banking

Kevin C. Gremer
Senior Executive Vice President/
Chief Operations and
Technology Officer

Richard S. Kraemer
Senior Executive Vice President/
Chief Financial Officer

Natasha R. Luddington
Senior Executive Vice President/
Chief Legal Officer and
Corporate Secretary

Atul Malhotra[3]
Executive Vice President/
Chief Risk Officer

Josephine E. Mauriello
Senior Executive Vice President/
Head of Consumer & Small Business

Meg R. Mueller
Senior Executive Vice President/
Enterprise Credit Executive

Angela M. Sargent
Senior Executive Vice President/
Chief Information Officer

Bernadette M. Taylor
Senior Executive Vice President/
Chief Human Resources Officer

FULTON FINANCIAL CORPORATION

BOARD OF DIRECTORS

Curtis J. Myers, Chairman

Jennifer Craighead Carey

Lisa Crutchfield

Denise L. Devine

George K. Martin

James R. Moxley III

Antoinette M. Pergolin

Michael F. Shirk

Scott A. Snyder

Ronald H. Spair

E. Philip Wenger

Fulton Bank

BOARD OF DIRECTORS

Curtis J. Myers, Chairman

Jennifer Craighead Carey

Lisa Crutchfield

Denise L. Devine

Janice M. Hamby

George K. Martin

James R. Moxley III

Antoinette M. Pergolin

Michael F. Shirk

Ivy E. Silver

Angela M. Snyder

Scott A. Snyder

Ronald H. Spair

E. Philip Wenger

[1]Mr. Myers was named President effective January 1, 2026.

[2]Ms. Snyder retired on December 31, 2025.

[3]Mr. Malhotra was promoted to Senior Executive Vice President/Chief Risk Officer effective January 1, 2026.

ADVISORY BOARD MEMBERS

As of December 31, 2025

MAJOR METROPOLITAN AREAS

BALTIMORE

Joe Durham, Chair
Anna Gavin
Kate E. Jordan
Carla A. Nelson-Chambers
Terrence M. Sawyer
James R. Walsh
Cheryl Y. Washington
James K. Wilhelm Jr.

WASHINGTON DC

Joe Durham, Chair
John Hale III
Scott Lessne
Derek Whitwer
Darryl Wiggins

PHILADELPHIA

Andrew G. Agger, Chair
Gail Ball
David A. Lopez
Pauline W. Markey
Stephen D. Marshall
Mark R. Nicoletti Sr.

DELAWARE

DELAWARE/CECIL

Janet Dougherty, Co-Chair
Kim Lewis, Co-Chair
Kelly Albanese Bedder
Jeffrey M. Fried*
Robert R. Houck*
Nancy G. Michener
Chirag B. Patel
Richard Polansky

MARYLAND

HAGERSTOWN

Angel Connolly, Chair
Stephen L. Hummel
Bridgett F. Jones-Smith
Alfred E. Martin

NEW JERSEY

CENTRAL NEW JERSEY

Sean Murray, Chair
Rachel Lilienthal Stark
Allen Weiss
Michael D. Yarrow

NORTHERN NEW JERSEY

Sean Murray, Chair
Christopher S. Bateman
Julie C. Cooke
Steven A. Loeb
Gurpreet S. Pasricha
Dennis Pollack
Shelby C. Rhodes
Norman L. Worth

SOUTHERN NEW JERSEY

Andrew G. Agger, Chair
James R. Donnelly Jr.
Charles W. Foulke III
Wanda P. Hardy
Traci H. Jordan*
Terri L. Marakos
Edward Remster
Steven M. Swartz

PENNSYLVANIA

BRANDYWINE

Cheryl Brida, Chair
Harry DiDonato
Kenneth M. Goddu
John C. Hosier
James D. McLeod Jr.
Bruce Miller*
Kathryn V. Snyder

BUXMONT

Johnathan Hoke, Chair
Robert A. Dick Jr.
Elmer F. Hansen III
Lawrence J. Stuardi

CAPITAL

Bryan Jones, Chair
Amy Beth Kaunas
Justin D. McClure
Beth A. Peiffer
Dr. Aditya Sharma
Frank R. Sourbeer Jr.
H. Ralph Vartan*
Steven C. Wilds, Esq.

GREATER BERKS

Ralph Richard, Chair**
Michele Richards, Chair
Eric G. Burkey
Marcelino Colon
Melissa Consalone
Robert F. Firely Jr.*
Kristi Gage-Linderman

LANCASTER

Andrew Gordon, Chair
Galen Eby
Dean A. Hoover
Robert A. Hostetter
Louis G. Hurst
Cinthia M. Kettering
Kent M. Martin
Edward W. Monborne
David W. Sweigart III
Harold W. Weik Jr.
J. David Young Jr., Esq.

LEBANON

Kristi Heller, Chair
Barry E. Ansel
Donald H. Dreibelbis
Robert J. Funk
Wendie DiMatteo Holsinger
Patrick Lewis
Kenneth C. Sandoe

LEHIGH VALLEY

Doug Downing, Co-Chair
Ralph Richard, Co-Chair**
Michele Richards, Co-Chair
Andrea L. Brady
Ronald J. Donchez
Mohammed Arif Fazil
Nicholas C. Hindle*
Murtaza Jaffer
Richard J. Principato
Loren Speziale

NORTHERN PENNSYLVANIA

Leslie Temple, Co-Chair
Heather Underkoffler, Co-Chair
Adanma C. Akujieze
Dr. Albert J. Alley, DO
Elizabeth A. Dupuis
Matthew G. Markunas
Kevin M. McGarry
Thomas F. Songer III
Wendy S. Tripoli

YORK

John Eyster, Chair
Craig Aiello
Vernon L. Bracey
Kevin Eisenhart
Jeffrey L. Rehmeyer II
Gary A. Stewart Jr.

VIRGINIA

CENTRAL VIRGINIA

Darrick Wickre, Chair
John L. Atkinson
Robert H. Keiter
Laura D. Lafayette
Deborah Lennick
J. Keith Middleton
Floyd E. Miller II

HAMPTON ROADS

Darrick Wickre, Chair
Joanna Brumsey
Jarryd A. Carver
Dawna L. Ellis
James W. Noel III
Brian H. Winterstein

SPECIALIZED

AGRICULTURAL

Ted Bowers, Chair
Robert N. Barley
Phoebe R. Bitler
Andrew S. Bollinger
Dwight Hess
Charles A. Hoober
William Hostetter
Rachel P. Roberts
Douglas S. Scipioni
Scott I. Sechler

*Retired on December 31, 2025. **Michele Richards replaced Ralph Richard as of December 31, 2025.

FULTON FINANCIAL
CORPORATION
P.O. Box 4887
One Penn Square
Lancaster, Pennsylvania 17604

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD
THURSDAY, MAY 28, 2026 AT 10:00 A.M. EASTERN TIME

TO THE SHAREHOLDERS OF FULTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its Board of Directors, the 2026 Annual Meeting (the "**Annual Meeting**") of the shareholders of Fulton Financial Corporation ("**Fulton**") will be held on Thursday, May 28, 2026, at 10:00 a.m. eastern time, at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania 17603, for the purpose of considering and voting upon the following matters:

- **ELECTION OF DIRECTORS.** The election of ten director nominees to serve for a one-year term;
- **ADVISORY VOTE ON EXECUTIVE COMPENSATION.** A non-binding advisory proposal to approve the compensation of Fulton's named executive officers; and
- **RATIFICATION OF INDEPENDENT AUDITOR.** The ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2026.

OTHER BUSINESS. Such other business as may properly be brought before the Annual Meeting and any adjournments thereof.

Only those shareholders of record at the close of business on March 2, 2026 will be entitled to be given notice of, to attend and to vote at, the Annual Meeting. Please take a moment to cast your vote online using your computer, by mobile device or by telephone in accordance with the instructions set forth on the enclosed proxy card. Alternatively, if you received a paper copy of this proxy statement (this "**Proxy Statement**") and proxy card, then complete, sign and date the proxy card and return it in the postage-paid envelope. If you attend the Annual Meeting, you may vote during the meeting in person or online by using the control number that appears on your proxy card even if you previously voted.

Your vote is important. Voting online using your computer, by mobile device or by telephone prior to the Annual Meeting is fast and convenient, and your vote is immediately confirmed and tabulated. Your proxy is revocable and may be withdrawn at any time before it is voted at the Annual Meeting. **You are cordially invited to attend the Annual Meeting on May 28, 2026 at 10:00 a.m. eastern time. If you plan on attending the Annual Meeting in person, then please see the instructions contained in this Proxy Statement.**

A copy of Fulton's 2025 Annual Report on Form 10-K (the "**Annual Report**") accompanies this Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 28, 2026. Our Proxy Statement and Annual Report are available online at www.proxyvote.com. We will mail to certain shareholders a Notice of Internet Availability of Proxy Materials which contains instructions on how to access these materials and vote online. We expect to mail this notice and to begin mailing our proxy materials on or about April 1, 2026.

Sincerely,

Natasha R. Luddington
Senior Executive Vice President,
Chief Legal Officer and
Corporate Secretary

April 1, 2026

[This Page Intentionally Left Blank]

TABLE OF CONTENTS

2026 ANNUAL MEETING SUMMARY

*This summary highlights information contained elsewhere in this proxy statement (this **"Proxy Statement"**) of Fulton Financial Corporation (**"Fulton," "we," "our," "us"** or the **"Company"**). This summary provides an overview and is not intended to contain all the information that you should consider before voting. We encourage you to read this Proxy Statement for more detailed information prior to casting your vote.*

When and Where	The 2026 Annual Meeting (the **"Annual Meeting"**) will be held at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania 17603, on Thursday, May 28, 2026, at 10:00 a.m. eastern time. Please refer to the "Date, Time and Place of the Annual Meeting" section of this Proxy Statement for more details about attending the Annual Meeting.		

	Proposal	**Board Recommendation**	**Page**
Matters to be Voted on and Vote Recommendations	**Proposal 1:** **Election of Directors.** The election of ten director nominees to serve for a one-year term.	**"FOR"** each director nominee	5
	Proposal 2: **Advisory Vote on Executive Compensation.** A non-binding advisory proposal to approve the compensation of Fulton's named executive officers (**"NEOs"**).	**"FOR"** approval	31
	Proposal 3: **Ratification of Independent Auditor.** The ratification of the appointment of KPMG LLP (**"KPMG"**) as Fulton's independent auditor for the fiscal year ending December 31, 2026.	**"FOR"** ratification	63

How to Vote Your Shares	You can vote your shares by visiting www.proxyvote.com.	Scan the following QR code with a mobile device.	You can vote your shares by calling 1-800-690-6903.	If you received a paper copy of this Proxy Statement, you can vote your shares by signing and returning your proxy card.

Electronic Delivery	If you would like to save paper and reduce the costs incurred by Fulton in printing and mailing proxy materials, you can consent to electronically receiving all future proxy statements, proxy cards and Annual Reports on Form 10-K. To sign up for electronic delivery, go to www.proxyvote.com and follow the instructions.

OVERVIEW OF VOTING MATTERS

PROPOSAL 1

Election of Directors

The Fulton board of directors (the "**Board**") approved the nomination of ten director nominees for election to serve as directors of Fulton until the 2027 Annual Meeting of Shareholders (the "**2027 Annual Meeting**") or until their successors are duly elected and qualified.

 The Board unanimously recommends that shareholders vote "**FOR**" the election of each of the ten director nominees.

The following table provides summary information regarding each director nominee. Additional details about each of the director nominees can be found beginning on page 9. Each of the below director nominees is presently a Fulton director.

Director Nominee	Age	Fulton Director Since	Independent Director	Gender[1]	Demographic Background[2]	Committee Memberships
Jennifer Craighead Carey	57	2019	✔[3]	F	AA	Executive Committee and Risk Committee[*]
Lisa Crutchfield	63	2014	✔	F	AA	Nominating and Corporate Governance Committee (the "**NCG Committee**") and Human Resources Committee[**] (the "**HR Committee**")
Denise L. Devine	70	2012	✔	F	C	Executive Committee[**], Audit Committee[*] and Risk Committee
James R. Moxley III *Lead Director*	65	2015	✔	M	C	Executive Committee[*], NCG Committee and HR Committee
Curtis J. Myers *Chairman of the Board ("**Chairman**"), Chief Executive Officer ("**CEO**") and President*	57	2019	-	M	C	Executive Committee and Risk Committee[†]
Antoinette M. Pergolin	62	2022	✔	F	C	Audit Committee[**] and Risk Committee
Michael F. Shirk	50	2025	✔	M	C	Audit Committee and Risk Committee
Scott A. Snyder	60	2016	✔	M	C	Executive Committee, Risk Committee[**] and NCG Committee[*]
Ronald H. Spair	70	2015	✔	M	C	Executive Committee, Audit Committee and HR Committee[*]
E. Philip Wenger	68	2009	✔[4]	M	C	Risk Committee

[*] Indicates committee chairperson
[**] Indicates committee vice chairperson
[†] Indicates ex-officio committee member
[1] Gender – Male (M) or Female (F)
[2] Demographic Background – African American (AA) or Caucasian (C)

[3] Ms. Craighead Carey is an independent director with regard to the Nasdaq Stock Market LLC ("**Nasdaq**") listing standards and Securities and Exchange Commission ("**SEC**") rules and regulations.
[4] Mr. Wenger is an independent director with regard to the Nasdaq listing standards and SEC regulations.

Our Current Governance Best Practices

We are committed to maintaining strong corporate governance practices. The Board regularly reviews our governance policies and procedures to ensure compliance with laws, rules and regulations. We are also committed to operating with corporate social responsibility as a central tenet and continue to focus our attention on environmental, social and governance ("**ESG**") principles. Additional details about our corporate governance practices and our efforts to be a solid corporate citizen are set forth on page 19, and certain of our best practices are highlighted below:

Best Practices Include:			
Board Independence	**Board Practices**	**Shareholders Rights**	**Shareholder Alignment**
✔ Independent lead director (the "**Lead Director**") ✔ Executive sessions chaired by the Lead Director ✔ Board and committee ability to hire outside advisers independent of management ✔ A majority of independent directors ✔ The HR, Audit and NCG Committees are composed entirely of independent directors	✔ Annual Board and committee self-evaluations ✔ Risk oversight and strategic planning by the Board ✔ Independent directors evaluate CEO performance and CEO compensation ✔ Board has direct access to all of our senior executive officers ✔ Outside public board service limited to a total of four, including the Board	✔ Annual election of directors ✔ Annual say-on-pay advisory vote	✔ Officer and director stock ownership guidelines ✔ Anti-hedging and anti-pledging policies ✔ Rigorous compensation clawback policies that exceed Nasdaq requirements

PROPOSAL 2

Advisory Vote on Executive Compensation

Our advisory vote on executive compensation (otherwise known as "say-on-pay") is held annually. This proposal provides our shareholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of Fulton's NEOs, including the compensation, discussion and analysis and accompanying compensation tables and narrative discussion (the "**CD&A**"). The Board believes that the compensation of our NEOs is appropriate and should be approved on an advisory basis by our shareholders.

As an advisory vote, this proposal is not binding upon the Board, the HR Committee or Fulton. The HR Committee, however, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our NEOs. The CD&A beginning on page 32 provides a more detailed description of Fulton's compensation philosophy and practices.

 The Board unanimously recommends that shareholders vote "**FOR**" the approval of the compensation paid to Fulton's NEOs as disclosed in this Proxy Statement, including the CD&A, compensation tables and narrative discussion.

PROPOSAL 3

Ratification of Independent Auditor

As a matter of good corporate practice, we are seeking your ratification of the appointment of KPMG as our independent auditor for the fiscal year ending December 31, 2026. If our shareholders do not ratify the selection of KPMG, the Audit Committee may reconsider its selection.

For 2025, the total fees for services provided by KPMG, our current independent auditor, were $2,466,500, all of which represented audit fees, except for $68,900 in tax fees. Additional details about audit matters can be found beginning on page 64.

 The Board unanimously recommends that shareholders vote "**FOR**" the ratification of the appointment of KPMG as Fulton's independent auditor for the fiscal year ending December 31, 2026.

PROPOSAL 1

Election of Directors

Director Nominees

The Board nominates the following ten director nominees for election to the Board for a one-year term:

- Jennifer Craighead Carey
- Lisa Crutchfield
- Denise L. Devine
- James R. Moxley III
- Curtis J. Myers

- Antoinette M. Pergolin
- Michael F. Shirk
- Scott A. Snyder
- Ronald H. Spair
- E. Philip Wenger

Each of the above director nominees is presently a Fulton director. The Board approved the nomination of the above individuals.

The Board is currently comprised of ten directors, all of whom also serve on the board of directors (the "**Fulton Bank Board**") of Fulton's banking subsidiary, Fulton Bank, N.A. ("**Fulton Bank**"). Mr. Martin will not stand for re-election at the Annual Meeting as he reached Fulton's mandatory retirement age. The Board would like to thank Mr. Martin for his service and valuable contributions to the Board.

If elected at the Annual Meeting, the Board has no reason to believe that any of the director nominees will be unable to accept nomination or serve as a director.

 The Board unanimously recommends that shareholders vote "**FOR**" the election of each of the ten director nominees.

Voting for Director Nominees

Vote Required

The ten candidates receiving the highest number of votes cast at the Annual Meeting will be elected to the Board. Abstentions and broker non-votes will be counted as present at the Annual Meeting if such shares were voted on at least one non-procedural matter, but abstentions and broker non-votes will not be counted as votes cast in the election of directors.

Resignation Policy

In an uncontested election, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election is required to promptly tender his or her resignation. The NCG Committee will consider the tendered resignation and recommend to the Board whether to accept it. The Board will act on the NCG Committee's recommendation within 90 days following certification of the shareholder vote. There is no cumulative voting for our directors.

Director Qualifications

Mix of Skills, Qualifications and Attributes

The Board believes that the 2026 director nominees provide Fulton with the right mix of skills and experience necessary for an effective Board. The NCG Committee reviews the composition of the Board on an annual basis to ensure that the Board reflects the appropriate balance of experience, skills and expertise. The Board believes different points of view brought through inclusive representation leads to better business performance, decision making and understanding of the needs of our clients, employees, shareholders, business partners and other stakeholders.

Based on our business, the primary areas of experience, qualification and skills typically sought by the NCG Committee in director candidates, include but are not limited to, the following:

FINANCIAL EXPERTISE



Qualified to serve as an "Audit Committee financial expert" or experience in financial management, capital allocation, accounting, financial reporting or audit processes. As a bank holding company with multiple business lines, it is important to have directors who understand financial audits and can oversee financial reporting.

RISK MANAGEMENT



Knowledge of, or experience with, key risk oversight or risk management functions, including data privacy and cybersecurity. Risk management is critical to achieving long-term success in our industry. As such, we need directors with experience in overseeing and understanding the dynamic risks we face.

SENIOR LEADERSHIP EXPERIENCE



Experience holding significant leadership positions, particularly as a chief executive officer or head of significant business line. It is important to have proven leaders on the Board who can oversee Fulton's management and help us drive business strategy, growth and performance.

LEGAL/GOVERNANCE EXPERIENCE



Knowledge of, or experience in, regulated industries or governmental organizations. These skills are important to the Board's oversight of our highly regulated business.

MARKET KNOWLEDGE & INFLUENCE



Knowledge and influence in Fulton's five-state footprint.

MERGERS/ACQUISITIONS EXPERIENCE



Experience with respect to mergers and acquisitions.

BANKING INDUSTRY EXPERIENCE



Experience with the banking or financial services industry.

PUBLIC COMPANY BOARD EXPERIENCE



Experience in public company governance, including corporate governance best practices and policies and managing relations with key stakeholders.

HR/COMPENSATION EXPERIENCE

 

Knowledge of, or experience with, executive compensation and human capital resource management strategies and oversight. It is important to have individuals on the Board who can oversee our efforts to attract, motivate and retain key talent and provide valuable insight in determining the compensation of the CEO and other executive officers.

MARKETING/SALES EXPERIENCE

 

Experience in brand development, customer experience, marketing and sales.

INVESTMENT EXPERIENCE

 

Experience with public company investment policies, practices and activities.

PUBLIC COMPANY CEO EXPERIENCE

 

Experience as a chief executive officer of a public company.

IT EXPERIENCE (GENERAL, FINTECH, CYBER, DIGITAL)

 

Experience in the development and adoption of technology, information security and cybersecurity matters.

STRATEGIC EXPERIENCE



Experience with the oversight of public company strategic planning.

Additionally, the NCG Committee may consider other attributes relevant to our strategic growth and business needs including, but not limited to: (i) strong strategic, critical and innovative thinking, (ii) sound business judgment, (iii) high ethical standards, (iv) collegial spirit, (v) ability to debate and challenge constructively and (vi) availability and commitment to serve.

Refreshment and Retention

The Board is committed to board refreshment. Pursuant to Fulton's Bylaws, no person may be nominated for election to the Board if he or she will be 72 years old on or before the date of the annual meeting of shareholders at which he or she would stand for election. Mr. Martin will be 72 years old prior to the Annual Meeting, and, as such, is not standing for election in 2026. The NCG Committee believes there is a balance between seasoned directors with knowledge of Fulton and new directors who contribute fresh ideas, perspectives and viewpoints to the Board's deliberations.

The average tenure of our director nominees as of the date of this Proxy Statement is nine years. Our director nomination process reflects our continued growth and focus on having a Board composed of directors who contribute to the evolving needs of Fulton while maintaining the invaluable knowledge brought by more tenured directors.



Gender Diversity 40%	Racial Diversity 20%	Average Director Nominee Tenure 9 Years
Male **6**	Non-diverse **8**	0-5 Years **2**
Female **4**	Diverse **2**	6-10 Years **3**
		11+ Years **5**

Selecting and Nominating Director Candidates

Fulton's Corporate Governance Guidelines (the "**Guidelines**") provide that the Board will be sufficient in size to achieve diversity in business experience, community service and other qualifications. The NCG Committee is responsible for carrying out the Board's commitment to maintaining a balanced and diverse composition of well-qualified directors. The NCG Committee considers director nominees who are recommended by non-management directors, Fulton's CEO, other senior officers and third parties. The NCG Committee identifies director nominee candidates and recommends such candidate's nomination to the Board based on his or her ability to complement the Board's existing strengths. Information on the experience, qualifications and attributes of Fulton's director nominees is detailed under "Director Nominees" on page 9.

Our shareholders may propose director candidates for consideration by the NCG Committee by submitting the individual's name and qualifications to the Chairman or Corporate Secretary at One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604 in accordance with, and with such other information as may be required by, our Bylaws and the Guidelines. Our NCG Committee will consider all director candidates properly submitted by our shareholders and will utilize the same criteria as director candidates not proposed by shareholders.

Director Nominees

The biographies of each of our director nominees are set forth below. Each of the below director nominees is presently a Fulton director.

Jennifer Craighead Carey



Director Since: 2019 | **Age: 57** | **Independent Director**

Committees: Risk (Chair) | **Executive**

Managing partner of Barley Snyder LLP ("**Barley Snyder**") since January 2024. Partner at Barley Snyder since 2001 and chaired Barley Snyder's Employment Law group from 2005 to 2019.

Other Directorships and Positions

- Member, Lancaster City Alliance (2019-present)
- Member, High Holdings Corporation Board of Directors (2021-present)
- Member, High Industries Leadership Development & Compensation Committee (2023-present)
- Member, Advisory Board for Millersville University's College of Arts, Humanities and Social Sciences (2023-2025)
- Member, Attollo, a part of The Children Deserve a Chance Foundation (2024-2025)
- Member, WellSpan Health (2026-present)
- Member, Fulton Bank Board (2012-present)

Directorship Qualification Highlights

Ms. Craighead Carey has extensive legal, risk management and human capital experience. In addition, she is familiar with the markets in which Fulton operates.

Lisa Crutchfield



Director Since: 2014 | **Age: 63** | **Independent Director**

Committees: HR (V-Chair) | **NCG**

Managing principal of Hudson Strategic Advisers, LLC, an economic analysis and strategic advisory firm, a consultancy practice she launched in 2012. Prior to launching this consultancy firm, Ms. Crutchfield served as Executive Vice President and Chief Regulatory, Risk and Compliance Officer for the U.K.-based National Grid plc, a global energy provider. Ms. Crutchfield has also served as an executive officer for PECO, an Exelon Company, TIAA-CREF and Duke Energy Corporation.

Other Directorships and Positions

- Member, Buckeye Energy Holdings LLC Board of Directors (2020-present)
- Member, Vistra Corporation Board of Directors (NYSE: VST) (2020-present)
- Member, Somos, Inc. Board of Directors (2023-present)
- Former Member, Unitil Corporation Board of Directors (NYSE: UTL) (2012-2022)
- Former Member, Fortis Inc. Board of Directors (TSX/NYSE: FTS) (2022-2024)
- National Association of Corporate Directors ("**NACD**") Board Leadership Fellow (2019-present)
- Member, Fulton Bank Board (2014-present)

Directorship Qualification Highlights

Ms. Crutchfield has substantial experience leading corporate teams and has experience and knowledge of the financial services industry. Ms. Crutchfield began her career as a commercial and investment banker. In addition, Ms. Crutchfield served as a Pennsylvania utilities regulator in the 1990s. Ms. Crutchfield brings expertise in public board service, finance, risk management, regulation and compliance.

Denise L. Devine



Director Since: 2012 | **Age: 70** | **Independent Director**

Committees: Audit (Chair) | **Executive (V-Chair)** | **Risk**

Founder and Chief Executive Officer of FNB Holdings, LLC, a company dedicated to initiatives in the health and wellness space since 2014.

Other Directorships and Positions

- Member, AUS, Inc. Board of Directors (2016-present)
- Member, SelectQuote Board of Directors (NYSE: SLQT) (2020-present)
- Member, Innovative Aerosystems, Inc. Board of Directors (Nasdaq: ISSC) (2025-present)
- Member, Ben Franklin Technology Partners of Southeastern PA Board (2016-2025)
- Member, AgroFresh Solutions, Inc. Board of Directors (Nasdaq: AGFS) (2018-2023)
- Member, Ben Franklin Technology Development Authority Board (2018-2025)
- Member, Cubic Corporation Board of Directors (NYSE: CUB) (2019-2021)
- NACD Board Leadership Fellow (2016-present)
- Member, Fulton Bank Board (2012-present)

Directorship Qualification Highlights

Ms. Devine is a certified public accountant. Ms. Devine has substantial management, business, public company and financial experience.

James R. Moxley III



Director Since: 2015 | Age: 65 | Independent Director and Lead Director

Committees: Executive (Chair) | NCG | HR

Principal of Security Development Corporation, a Washington-Baltimore real estate land development company engaged primarily in retail and multifamily projects since 1992.

Other Directorships and Positions

- Trustee Emeritus, Glenelg Country School (1996-present)
- Founding Director, Real Estate Charitable Foundation of Maryland (2015-present)
- Chair, Duke University Library Advisory Board (2022-2025); Member (2017-present)
- Vice Chair, Johns Hopkins Howard County Medical Center (2025-present); Trustee (2021-present)
- Trustee, Howard Hospital Foundation (2014-2022)
- Member, Board of Visitors of Duke Law School (2017-2023)
- NACD Board Leadership Fellow (2017-present)
- Member, Fulton Bank Board (2019-present)

Directorship Qualification Highlights

Mr. Moxley has extensive business, tax and legal experience related to the acquisition, financing and development of commercial and residential real estate.

Curtis J. Myers



Director Since: 2019 | Age: 57 | Chairman, CEO and President

Committees: Executive | Risk (ex-officio)

Chairman and CEO of Fulton since January 1, 2023. President of Fulton from 2018 to 2023 and 2026 to present. President and Chief Operating Officer of Fulton Bank from 2009 to 2023. Mr. Myers became an executive officer of Fulton in 2013 and has held a number of executive and management level positions with Fulton Bank since 1990.

Other Directorships and Positions

- Member, ABA Stonier Graduate School of Banking Advisory Board (2020-present)
- Member, Economic Development Company of Lancaster County Board (2021-present)
- Member, IREX Corporation and North Lime Holdings Corporation Board (2021-present)
- Member, Operation HOPE Global Board of Advisors (2023-present)
- Member, Pennsylvania Chamber of Business and Industry Board (2024-present)
- Member, American Bankers Association Board (2024-present)
- Director, Federal Reserve Board of Philadelphia (2025-present)
- Member, Fulton Bank Board (2009-present)

Directorship Qualification Highlights

Mr. Myers has substantial banking experience, market knowledge, executive leadership and financial expertise.

Antoinette M. Pergolin



Director Since: 2022 | **Age: 62** | **Independent Director**

Committees: Audit (V-Chair) | **Risk**

Former President and Chief Executive Officer of Bancroft, a New Jersey non-profit, for over 20 years that is a leading regional non-profit provider of programs and services for individuals with autism, intellectual and developmental disabilities and those in need of neurological rehabilitation.

Other Directorships and Positions

- Member, Inspira Health Network, Inc. Board of Trustees (2021-present)
- Member and Chairwoman, Peirce College Board of Trustees (2016-2025)
- Member, Fulton Bank Board (2012-present)

Directorship Qualification Highlights

Ms. Pergolin has extensive experience in senior leadership, governance, investment, human resources, accounting and finance.

Michael F. Shirk



Director Since: 2025 | **Age: 50** | **Independent Director**

Committees: Audit | **Risk**

Chief Executive Officer at the High Companies since 2015, a leader in manufacturing, construction and real estate in Lancaster, Pennsylvania. Prior to that, Mr. Shirk was the Vice President of Architectural Specialties Worldwide at Armstrong World Industries (NYSE: AWI) from 2009-2014.

Other Directorships and Positions

- Member, PA Chamber of Business and Industry Board (2010-present)
- Member, Lancaster County STEM Alliance Advisory Board (2016-present)
- Member, PA Workforce Development Board (2023-present)
- Member, the High Companies (2011-2015)
- Member, PA Governor-elect Shapiro Transition Advisory Subcommittee on Business Development (2023)
- Member, Fulton Bank Board (2023-present)

Directorship Qualification Highlights

Mr. Shirk has substantial experience in senior leadership, market knowledge and influence, mergers and acquisitions, HR/compensation matters, financial expertise and strategic experience.

Scott A. Snyder



Director Since: 2016 | **Age: 60** | **Independent Director**

Committees: NCG (Chair) | **Risk (V-Chair)** | **Executive**

Former Chief Digital Officer at EVERSANA, a leading provider of global commercial services to the life sciences industry from 2021 to 2025. Prior to that, Dr. Snyder was the Global Head of Digital and Innovation at Heidrick Consulting between 2018 and 2020 and Senior Vice President, Managing Director, and Chief Technology and Innovation Officer for Safeguard Scientifics, Inc. (NYSE: SFE) from 2016 to 2018 and Co-Founder, President and Chief Strategy Officer at Mobiquity from 2011-2016.

Other Directorships and Positions

- Adjunct faculty member, The Moore School of Engineering and Applied Science, University of Pennsylvania (1997-present)
- Senior Fellow, Management Department at Wharton School (2003-present)
- Mid Atlantic Advisory Board, Network for Teaching Entrepreneurship (2020-present)
- Member, Wellhive Advisory Board (2020-present)
- Member, Modus Create Advisory Board (2022-present)
- Digital Economy Project Fellow, World Economic Forum (2020-2023)
- Member, Fulton Bank Board (2019-present)

Directorship Qualification Highlights

Dr. Snyder has substantial experience in information technology, digital and artificial intelligence strategy and implementation as well as executive leadership and risk management in both large and emerging growth companies.

Ronald H. Spair



Director Since: 2015 | **Age: 70** | **Independent Director**

Committees: HR (Chair) | **Audit** | **Executive**

Retired Chief Financial Officer, Chief Operating Officer and a member of the Board of Directors of OraSure Technologies, Inc. (**"OraSure"**) (Nasdaq: OSUR), a diagnostic and medical device company headquartered in Bethlehem, Pennsylvania. Mr. Spair served on the Board of Directors of OraSure from 2006 to 2018 and as executive officer of OraSure from 2001 to 2018.

Other Directorships and Positions

- Member, Fulton Bank Board (2019-present)

Directorship Qualification Highlights

Mr. Spair is a certified public accountant. Mr. Spair has substantial public company, mergers and acquisitions, development and licensing transactions and corporate finance experience.

E. Philip Wenger



Director Since: 2009 | **Age: 68** | **Independent Director**

Committees: Risk

Chairman and CEO of Fulton from 2013 to December 31, 2022. Mr. Wenger served as President from 2008 to 2017 and Chief Operating Officer of Fulton from 2008 to 2012 in addition to other positions since 1979.

Other Directorships and Positions

- Member, Penn State Harrisburg Board of Advisors (2016-present)
- Member, Burnham Holdings, Inc. Board of Directors, (2019-present)
- Member, Attollo, a part of The Children Deserve a Chance Foundation, Board Chair (2023-present)
- Member, Pennsylvania Chamber of Commerce Board of Directors (2013-2024)
- Member, Operation HOPE Global Board of Advisors (2017-2022)
- Member, Fulton Bank Board (2003-2009; 2019-present)

Directorship Qualification Highlights

Mr. Wenger has extensive knowledge of banking operations after more than 40 years in the financial services industry.

Director Who is Not Standing For Re-election at the Annual Meeting

George K. Martin



Director Since: 2021 | Age: 72 | Independent Director

Committees: NCG (V-Chair) | NCG and HR

Former senior partner of McGuireWoods LLP ("**McGuireWoods**"). From 2009 to 2021, Mr. Martin served as the managing partner of McGuireWoods' largest office. Mr. Martin became a partner with McGuireWoods in 1990 and practices construction and commercial real estate law. Mr. Martin previously served in various firm management capacities, including service on the recruiting committee, advisory board, pension committees and McGuireWoods Consulting Oversight Committee.

Other Directorships and Positions

- Member, Housing Development Law Institute Board (1991-present)
- Member, University of Virginia School of Architecture Foundation Board (2011-present)
- Member, Jefferson Scholars Foundation Board (2015-2022)
- Member, Governing Council at the University of Virginia's Miller Center (Vice Chair) (2019-2024)
- Adjunct professor at the University of Virginia School of Law (2020-present)
- Member, University of Virginia Investment Management Corporation Board (2023-present)
- Executive Committee, Virginia Business Higher Education Council (2023-present)
- Member, Governing Council at the University of Virginia's Miller Center (Chair) (2024-present)
- Member, Fulton Bank Board (2016-present)

Directorship Qualification Highlights

Mr. Martin has substantial senior leadership, legal, real estate and risk management experience.

Executive Officers Who are Not Serving as Directors

The biographies of each of our 2026 executive officers who are not directors of Fulton are set forth below.

Andy B. Fiol



Year of Hire: 2018 | Age: 54

Senior Executive Vice President and Chief Banking Officer

Senior Executive Vice President and Chief Banking Officer since June 1, 2025. Mr. Fiol previously served in several key roles, including Head of Consumer & Small Business, Director of Consumer & Small Business Channel, Segment and Product. Mr. Fiol previously held leadership and executive roles at Capital One Bank from 2011 to 2018 and Bank of America from 2003 to 2011. Before entering banking, Mr. Fiol was an engineer and leader at Milliken & Company as well as an entrepreneur and business owner.

John J. Glover



Year of Hire: 2013 | Age: 50

Senior Executive Vice President and Head of Commercial Banking

Senior Executive Vice President and Head of Commercial Banking for Fulton Bank since August 2024. Since 2020, Mr. Glover previously served in several key roles, including Executive Vice President and Director of Commercial Markets and Senior Vice President and Specialized Commercial Banking Executive.

Kevin C. Gremer



Year of Hire: 2025 | Age: 59

Senior Executive Vice President and Chief Operations and Technology Officer

Senior Executive Vice President and Chief Operations and Technology Officer since August 2025. Mr. Gremer previously served as Senior Vice President and Head of Operations – Banking & Investment Services of City National Bank from 2022 to 2025. Mr. Gremer previously served as Senior Vice President, Head of Strategic Transformation – Commercial Bank from 2019 to 2022 and Senior Vice President, Head of Enterprise Payments and Treasury Operations – Commercial Operations from 2018 to 2019, in each case, at Capital One Financial Corporation.

Richard S. Kraemer



Year of Hire: 2024 | Age: 47

Senior Executive Vice President and Chief Financial Officer

Senior Executive Vice President and Chief Financial Officer since November 1, 2024. Mr. Kraemer previously served as Chief Banking Officer of Valley National Bank, the principal subsidiary of Valley National Bancorp ("**Valley**"), overseeing commercial banking in Valley's northern markets from January 2024 to July 2024. Mr. Kraemer previously served as Valley's Executive Vice President, Deputy Chief Financial Officer and Treasurer from February 2023 to December 2023, Executive Vice President, Chief Financial Services Officer from January 2020 to January 2023 and First Senior Vice President – Head of Corporate Finance, Corporate Development and Investor Relations Officer from December 2017 to December 2019.

Natasha R. Luddington



Year of Hire: 2021 | Age: 51

Senior Executive Vice President, Chief Legal Officer and Corporate Secretary

Senior Executive Vice President, Chief Legal Officer and Corporate Secretary since 2021. Prior to joining Fulton, Ms. Luddington served in various positions, including Interim General Counsel and Senior Vice President, Associate General Counsel at Pacific Western Bank from 2014 to 2021. Ms. Luddington served in various roles in CapitalSource Bank's legal department from 2007 to 2014. Ms. Luddington has more than 25 years of legal experience.

Atul Malhotra



Year of Hire: 2015 | Age: 46

Senior Executive Vice President and Chief Risk Officer

Senior Executive Vice President and Chief Risk Officer since January 2026. Mr. Malhotra served as Executive Vice President and Chief Risk Officer from February 2024 to December 2025. Mr. Malhotra served as Fulton's Managing Director of Enterprise Risk Management from November 2015 to February 2024. Mr. Malhotra previously served as a regulatory and risk strategy consultant for various publicly traded companies, including large, global financial institutions. Mr. Malhotra has more than 20 years of enterprise risk experience in the financial services industry.

Josephine E. Mauriello



Year of Hire: 2007 | Age: 59

Senior Executive Vice President and Head of Consumer Banking

Senior Executive Vice President and Head of Consumer Banking since May 2025. Ms. Mauriello previously served in several key roles, including Director of Channel Experience and Optimization, Regional Consumer Executive, Consumer Sales Planning and Execution Director and Marketing Consultative Services Director. Ms. Mauriello has been employed by Fulton in a number of positions since 2007.

Meg R. Mueller



Year of Hire: 1996 | Age: 62

Senior Executive Vice President and Enterprise Credit Executive

Senior Executive Vice President and Enterprise Credit Executive since August 2024. Ms. Mueller served as Head of Commercial Banking from 2018 to 2024. Ms. Mueller served as Chief Credit Officer from 2010 to 2017. Ms. Mueller was promoted to Senior Executive Vice President of Fulton in 2013 and has been employed by Fulton in a number of positions since 1996.

Angela M. Sargent



Year of Hire: 1992 | Age: 58

Senior Executive Vice President and Chief Information Officer

Senior Executive Vice President and Chief Information Officer since 2013. Ms. Sargent served as Executive Vice President and Chief Information Officer from 2002 to 2013 and has been employed by Fulton in a number of positions since 1992.

Bernadette M. Taylor



Year of Hire: 1994 | Age: 64

Senior Executive Vice President and Chief Human Resources Officer

Senior Executive Vice President and Chief Human Resources Officer since 2015. Dr. Taylor served as Executive Vice President and director of Human Resources prior to her promotion in 2015 to Chief Human Resources Officer. Dr. Taylor joined Fulton in 1994 as the Corporate Training Director.

CORPORATE GOVERNANCE AND BOARD MATTERS

Information about Director Nominees, Directors and Independence Standards

Independence Standards

The Board determined that nine of Fulton's ten director nominees are "independent" within the meaning of the director independence standards of the Nasdaq listing standards and SEC rules and regulations. Specifically, the Board determined that director nominees Messes. Craighead Carey, Crutchfield, Devine and Pergolin and Messrs. Moxley, Shirk, Snyder, Spair and Wenger met Nasdaq listing standards and SEC rules and regulations with respect to independent director requirements.

Each of the current members of the Audit, HR and NCG Committees meet the requirements for independence under Nasdaq listing standards and SEC rules and regulations. In reviewing director independence, the Board considered the relationships and other arrangements, if any, of each director nominee. The relationships and transactions reviewed and considered are more fully described in the "Related Person Transactions" section on page 26.

Lead Director

The Guidelines provide that the Board must include a Lead Director, and the Board determined a combined Chairman and CEO position is appropriate for Fulton. This structure permits the CEO to manage Fulton's daily operations and provides a single voice for Fulton. Fulton believes that the separation of these roles is not necessary because the Lead Director acts to counterbalance the combined Chairman and CEO position. The Board designates for a term of at least one year the independent, non-employee director who will lead the non-employee directors' executive sessions and preside at all Board meetings at which the Chairman is not present. The Lead Director will, among other things:

- serve as a liaison between the Chairman and the independent directors;

- approve information sent to the Board;

- approve meeting schedules to ensure that there is sufficient time for discussion of all agenda items; and

- have the authority to call meetings of the independent directors.

Mr. Moxley has served as the Lead Director and independent Executive Committee Chair since June 2018.

Executive Sessions

In 2025, the Fulton independent directors met two times in executive session without management present. Fulton's Lead Director presided over the executive sessions.

Annual Board and Committee Evaluations

The Board and its committees, except the Executive Committee, conduct annual self-evaluations. The NCG Committee creates the annual process to elicit feedback from the individual Board and committee members to enhance Board and committee effectiveness. The NCG Committee implements a process with both written and oral components. The self-evaluations are designed to encourage open and candid feedback with respect to Board and Committee effectiveness and its committees and the effectiveness of each of its members. The scope of the self-evaluations includes elements of Board effectiveness, including Board size, meeting frequency, quality and timing of information provided to the Board, director communication, director education, development and growth, director skills and qualifications, director independence and Board strategy. The NCG Committee annually reports to the Board the results of these self-evaluations, and the Board and each committee discuss their respective self-evaluations. Periodically, the Board will engage an independent third party to conduct a Board and individual director assessment. Appropriate action plans are then developed to implement enhancements and other changes based on the feedback received.

Annual CEO Performance Evaluation

Each year, the non-employee directors of the Board and the HR Committee review the CEO's performance over the past year in light of Fulton's performance and strategic goals and objectives.

CEO and Executive Succession Planning

Succession planning for the CEO and certain other executive officers is one of the Board's key responsibilities. At least annually, the Board reviews the CEO and certain other executive officer succession plans. The Chief Human Resources Officer reviews the succession planning process used by management to identify NEO successors. The CEO emergency succession plan is reviewed semi-annually with the HR Committee.

Outside Directorships

Fulton values the experience our directors bring from other boards on which they serve. We encourage all directors to carefully consider the number of other company boards of directors on which they serve - considering the time required for board attendance, conflicts of interests, participation and board effectiveness. Pursuant to the Guidelines, no director may serve on more than four total public company boards, including the Board.

Contacting the Board

A Fulton shareholder can contact the Board by writing to: Board of Directors, Fulton Financial Corporation, Attention: Corporate Secretary, P.O. Box 4887, One Penn Square, Lancaster, Pennsylvania 17604. The Chairman will determine further distribution of written communications based on the nature of the communication.

Shareholder Engagement

The Board and management regularly engage with shareholders and meet with shareholders that attend the Annual Meeting. In 2025, Fulton management engaged with institutional shareholders at various investor events. In addition to meeting and engaging shareholders at the Annual Meeting, management has taken a proactive approach to investor relations. In 2025, management met with over 90 institutional investors through various industry conferences and direct calls. Fulton maintains an Investor Relations officer to advance its investor engagement activities.

Risk Oversight

Board's Role in Risk Oversight

Fulton's risk appetite is focused on enhancing shareholder value while managing risk at an acceptable level. The Board and the committees that monitor risk assess and oversee risk management, including the establishment, tracking and reporting of key risk indicators across our strategic, reputation, credit, market, liquidity, operational, legal, compliance and regulatory risk pillars. The Board has primary responsibility for the oversight of capital adequacy and planning. Fulton also engages in risk assessments, capital management and stress testing to ensure that Fulton has adequate capital to absorb potential losses under various stress scenarios. The Board specifically delegates certain risk oversight functions to the Risk, HR, Audit and NCG Committees as follows:

- **Risk Committee:** Responsible for enterprise risk oversight and regularly informing the Board about risks. The Board and the Risk Committee regularly review information regarding our exposure to the risks detailed above as well as Fulton's strategies to monitor, control and mitigate exposure to these risks. The Risk Committee also oversees cybersecurity risk.

- **HR Committee:** Responsible for risk oversight with respect to compensation plans and human capital management.

- **Audit Committee:** Responsible for risk management oversight with respect to financial reporting and the evaluation and assessment of the adequacy of our internal controls.

- **NCG Committee:** Responsible for risk oversight associated with governance matters, Board independence, potential conflicts of interest and ESG matters.

Management's Role in Risk Oversight

Fulton's Chief Risk Officer and members of Fulton's Enterprise Risk Management Committee ("**ERMC**"), a management-level risk committee, oversee organization-wide existing and emerging risks and serve as the primary review function prior to escalation to the Risk Committee and the Board. This management-level committee provides risk oversight, including oversight of Fulton's risk management and compliance programs.

Risk Appetite Statement

At least annually, the Board adopts a formal Risk Appetite Statement ("**RAS**") that details our risk management approach and the qualitative and quantitative parameters within which Fulton executes its business strategies. The RAS also outlines the general structure within which Fulton manages risk while balancing our customer and community needs and enhancing shareholder value.

Risks and Controls

Fulton's framework for enterprise risk management consists of three "lines of defense." Our first line of defense, that includes our lines of business, bank operations, shared services operations and certain corporate functions, has primary responsibility for risk management and compliance, including process deployment, risk identification, training and reporting. Our second line of defense, that includes our independent risk management units, is responsible for: (i) overseeing risk, (ii) defining governance requirements for risk management and compliance and (iii) monitoring front line unit risk and compliance activities in discrete areas. Our risk management units include, but are not limited to, risk management, compliance, loan review, vendor risk management, fraud risk management, Bank Secrecy Act compliance and information security. Our third line of defense, our internal audit function, independently validates the effectiveness of internal controls and risk management activities within the first line of defense and independent risk management units and periodically reports its results to management and the Board.

Board's Role in Cybersecurity Risk

Cybersecurity risk is a key consideration in Fulton's operational risk management. Under the direction of our Chief Information Security Officer, Fulton maintains a formal information security management program that is subject to oversight by, and reports to, the Risk Committee. Given the nature of Fulton's operations and business, including Fulton's reliance on relationships with various third-party providers in the delivery of financial services, cybersecurity risk may manifest itself through various business activities and channels. As such, cybersecurity risk is considered an enterprise-wide risk subject to control and monitoring at various levels of management throughout the Company. In accordance with its charter, the Risk Committee oversees and reviews reports on significant matters of actual, threatened or potential breaches of corporate security, including cybersecurity.

By the very nature of our business, handling sensitive data is a part of daily operations and is taken very seriously by all employees. The cybersecurity threat environment is volatile and dynamic requiring all levels of Fulton to be cognizant and aware of these threats at all times. As such, we maintain a comprehensive cybersecurity strategy that includes, but is not limited to, regular employee cybersecurity training and communications, regular monitoring, detection, alerting and defense technologies, regular internal and third-party program oversight, policies and procedures regularly reviewed and designed with regulatory and industry guidance and regular reviews of vendors who maintain sensitive data on our behalf.

Fulton has implemented formal processes and a framework for determining cyber incident materiality, as well as formal processes and procedures for determining and, where necessary or appropriate, reporting incident materiality. Cyber incidents will be evaluated against this framework and our processes and procedures to ensure that any incidents meeting the defined materiality thresholds will be publicly disclosed in a timely manner. Please see Part I, Item 1C Cybersecurity in the Annual Report on Form 10-K for the year ended December 31, 2025 for more information regarding this framework and these processes and procedures.

Board's Role in Consumer Financial Protection

Under the direction of Fulton's Chief Compliance Officer, Fulton maintains a consumer compliance program that is subject to the oversight of, and reporting to, the Risk Committee. The consumer compliance program includes regular risk assessments, policy updates, compliance monitoring, involvement in new product and significant project initiatives, regulatory change management, independent audit testing and a compliance training program administered by Fulton's Learning and Development team. Compliance courses are mandatory and are assigned based upon an employee's role. Fulton's compliance management system also includes customer feedback and complaint monitoring. Our compliance management system is subject to review and examination by various regulatory agencies, including the Office of the Comptroller of the Currency and the Consumer Financial Protection Bureau.

Meetings and Committees of the Board

Meeting Attendance

During 2025, the Board met 13 times. In 2025, each director attended at least 75% of the meetings of the Board and the committees on which he or she served. Unless their absence is excused, Fulton expects directors to attend the Annual Meeting. Eight members of the Board attended the 2025 Annual Meeting.

Other Board Committees

We believe the Board has created a sound committee structure designed to assist the Board in carrying out its responsibilities in an effective and efficient manner. While the Board may form, from time to time, ad hoc or other special purpose committees, the Board has five regular standing committees: Audit, Executive, HR, NCG and Risk.

Each of the Audit, HR, NCG and Risk committees meets regularly and at least on a quarterly basis. The committees, typically through their committee chairpersons, routinely report their actions to, and discuss their recommendations with, the full Board.

The Board determined that each member of the Audit, HR and NCG Committees is "independent" within the meaning of the Nasdaq listing standards and the SEC rules and regulations.

As of December 31, 2025, the names of the Board committee members and the key oversight responsibilities of the Board committees are set forth below.

Board of Directors

Audit Committee

Members: Denise L. Devine (Chair), Antoinette M. Pergolin (Vice Chair), Michael F. Shirk and Ronald H. Spair

Meetings in 2025: 12

Key Oversight Responsibilities:

- pre-approving audit and non-audit services;
- appointing (and recommending for shareholder ratification), compensating, retaining and overseeing the independent auditor;
- meeting with the independent auditor to review the scope of audit services;
- reviewing and discussing with management and the independent auditor annual and quarterly financial statements and related disclosures;
- overseeing the internal audit function;
- overseeing internal control practices and reviewing the effectiveness of our internal control framework; and
- overseeing our compliance with laws and regulations relating to financial reporting.

The Board has determined that each member of the Audit Committee satisfies the requirements established by the SEC for qualification as an "audit committee financial expert," and each member is independent under the Nasdaq listing standards and SEC rules and regulations.

Risk Committee

Members: Jennifer Craighead Carey (Chair), Scott A. Snyder (Vice Chair), Denise L. Devine, Curtis J. Myers (ex-officio member), Antoinette M. Pergolin, Michael F. Shirk and E. Philip Wenger

Meetings in 2025: 8

Key Oversight Responsibilities:

- overseeing risk management functions and practices;
- overseeing established practices, processes and controls employed to manage Fulton's enterprise-wide risk;
- upon recommendation of the ERMC, reviewing and recommending to the Board Fulton's risk management framework and enterprise risk management policy; and
- upon the recommendation of the ERMC, reviewing and recommending to the Board for its approval, Fulton's RAS.

The Chair of the Risk Committee is a director determined by Fulton's Board to possess the requisite experience in identifying, assessing and managing risk exposures at large, complex financial institutions.

HR Committee

Members: Ronald H. Spair (Chair), Lisa Crutchfield (Vice Chair), George K. Martin and James R. Moxley III

Meetings in 2025: 10

Key Oversight Responsibilities:

- approving and recommending to the Board compensation for the CEO;
- approving the compensation for the NEOs (other than the CEO);
- reviewing on a semi-annual basis the CEO emergency succession plan;
- reviewing and approving on an annual basis the Employee Stock Purchase Plan ("**ESPP**");
- overseeing employee benefit plans, including Fulton's health and welfare plans;
- approving employment agreements and change in control agreements for the NEOs and Fulton's senior executive officers;
- determining Fulton's peer group; and
- fulfilling other compensation, benefits and human resources duties.

NCG Committee

Members: Scott A. Snyder (Chair), George K. Martin (Vice Chair), Lisa Crutchfield and James R. Moxley III

Meetings in 2025: 8

Key Oversight Responsibilities:

- recommending to the Board nominees for election to the Board;
- assisting the Board with corporate governance matters, including the review and approval of Fulton's Code of Conduct (the "**Code of Conduct**") and the Guidelines;
- overseeing compliance with the Board's self-evaluation policy;
- determining whether Fulton's directors and the NEOs are in compliance with Fulton's stock ownership guidelines; and
- reviewing from time-to-time our policies, practices and disclosures with respect to sustainability and ESG factors.

Executive Committee

Members: James R. Moxley III (Chair), Denise L. Devine (Vice Chair), Jennifer Craighead Carey, Curtis J. Myers, Scott A. Snyder and Ronald H. Spair

Meetings in 2025: 0

Key Oversight Responsibilities: subject to our Bylaws, authorized to exercise all the powers and authority of the Board between board meetings.

Committee Governance

The Board adopted a written charter for each of the Audit, HR, NCG and Risk Committees that are available on Fulton's website, www.fultonbank.com, under "Investor Relations – Governance – Governance Documents." This Proxy Statement includes website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference into this Proxy Statement or in any other SEC filing. The Board reviews the committees' charters, and each committee reviews its own charter, on at least an annual basis.

The charters provide that the committees have adequate resources and authority to discharge their responsibilities, including appropriate funding for the retention of external consultants or advisors as the committees deem necessary and appropriate.

HR Committee Interlocks and Insider Participation

Ms. Crutchfield and Messrs. Martin, Moxley and Spair served on the HR Committee in 2025, each of whom is an independent director. Mr. Martin will not stand for re-election at the Annual Meeting. None of these individuals is, or has been, an officer or employee of Fulton during the last fiscal year or as of the date of this Proxy Statement, or is serving or has served as a member of the compensation committee (or other board committee performing equivalent functions) of another entity that has an executive officer serving on the compensation committee (or other board committee performing equivalent functions). No executive officer of Fulton served as a director of another entity that had an executive officer serving on the HR committee (or other board committee performing equivalent functions). Finally, no executive officer of Fulton served as a member of the compensation committee (or other board committee performing equivalent functions) of another entity that had an executive officer serving as a director of Fulton.

Corporate Governance Guidelines

The Board has developed and adopted the Guidelines to promote the functioning of the Board and its committees and to establish a common set of expectations as to how the Board should perform its functions. The Guidelines address, among other matters: (i) the size of the Board, (ii) director qualifications, (iii) the majority vote standard with respect to the election of directors, (iv) service on other boards and director change in status, (v) meeting attendance and review of meeting materials, (vi) director access to management and independent advisors, (vii) the designation of a Lead Director, (viii) executive sessions, (ix) CEO evaluation and succession planning, (x) Board and committee evaluations, (xi) stock ownership guidelines, (xii) communications by interested parties, (xiii) Board and committee responsibilities and (xiv) the Code of Conduct.

A current copy of the Guidelines can be obtained, without cost, by writing to the Corporate Secretary at One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604. The Guidelines are available on Fulton's website at www.fultonbank.com under "Investor Relations – Governance – Governance Documents."

Code of Conduct

The Board adopted a Code of Conduct that governs the conduct of our and our affiliated entities' directors, officers and employees. Our Code of Conduct sets forth specific standards of conduct that we expect all employees and directors to follow. We maintain an ethics hotline for employees to use on an anonymous basis. A current copy of the Code of Conduct can be obtained, without cost, by writing to the Corporate Secretary at One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604. The current Code of Conduct is available on Fulton's website at www.fultonbank.com under "Investor Relations – Governance – Governance Documents."

ESG Overview

We are a community-focused, purpose-driven organization with a deep, long-standing commitment to promoting sound ESG practices. We recognize that good practices and effective oversight and management of such matters are essential in driving success for our shareholders, the communities in which we operate as well as other stakeholders, including customers and employees. The Board and certain of its committees provide ESG oversight as we continue to make progress in further enhancing our ESG approach, including promoting the success and well-being of our employees.

ESG Oversight

The Board designated the NCG Committee to be the Board-level committee responsible for oversight of our ESG strategy and corporate social responsibility reporting. We have a cross-functional management-level Corporate Social Responsibility Leadership Committee to coordinate Fulton's ESG program, and this committee provides updates to the NCG Committee and the Board.

Employees

We recognize a crucial element of a successful organization is having an inclusive culture and workforce that encourages employees to share their opinions and different perspectives and fosters a culture of respect.

We continually invest in our employees. We provide relevant learning opportunities to help employees cultivate their strengths and enrich their careers. Our Employee Experience Council reviews data from employee engagement surveys that lead to action plans in response to survey feedback. We measure progress based on these employee engagement surveys, and success toward meeting established performance goals is reflected in the compensation of executives with an employee engagement scorecard metric.

Community and Customers

As an active, integral member of the local communities in which we operate, we recognize the importance of supporting our communities, including through charitable giving and providing our employees with volunteer opportunities in our communities. A key part of our mission is to serve low- and moderate-income individuals and small businesses operating in underbanked and underserved areas.

We established and fund the Fulton Forward Foundation to make direct impact grants to groups in a manner aligned with our four Fulton Forward® pillars detailed below. Our investment in opportunities for people in our communities to improve their lives includes focusing people and financial resources on philanthropic and volunteer activities to advance the Fulton Forward pillars that promote:

* Affordable Housing and Home Ownership
* Job Training and Workforce Development
* Financial Literacy
* Economic Empowerment

To ensure fair and equitable customer treatment, we established a fair lending compliance program consisting of policies, procedures, training, monitoring and testing controls to ensure compliance with Fair Lending laws. The Fair and Responsible Banking Strategy Committee, assisted by the Fair and Responsible Banking Director, oversees the development and execution of fair and responsible banking strategic programs and initiatives.

Environment

As responsible environmental stewards, we strive to reduce the environmental impact of our activities. We are mindful of our operational footprint and deploy efficient land and building practices to minimize the resources used in the communities in which we operate.

A working group of senior officers from different departments across our organization is tasked with understanding the climate-related opportunities and risks in our business. The working group is supporting us by:

* actively seeking ways to reduce our operational impact on the environment;
* incorporating climate-related risk management into our business practices;
* ensuring we have financial products and services that support our customers' sustainability journeys; and
* engaging our vendors on sustainability.

Our Strategic Sourcing and Procurement functions play a critical role in advancing our environmental objectives. Our Supplier Code of Conduct, available at www.fultonbank.com under the "About" tab, outlines our supplier expectations regarding ethical business practices and environmental responsibility.

The Risk Committee has oversight responsibility for enterprise risks including climate risk factors. The Risk Committee evaluates Fulton's established risk appetite and considers emerging risk factors such as ESG in its regular oversight and monitoring of management's risk reporting and analysis. Climate risk factors in the credit and operational risk domains are considered in the risk appetite and monitoring processes. For more details on our Risk Committee's activities, see "Board's Role in Risk Oversight" on page 20.

ESG Reporting

We published our 2024 Corporate Social Responsibility Report (the "**CSR**") that highlights our approach to changing the lives of our customers, employees, members of our communities and other stakeholders for the better. The CSR can be found on Fulton's website at www.fultonbank.com under the "About" tab. The content of our CSR is not incorporated by reference into this Proxy Statement or any other SEC filing.

As part of our continued emphasis on engaging with stakeholders surrounding our ESG efforts, we plan to publish a 2025 CSR report that will include disclosures and ESG metrics, a few of which will be aligned with the Sustainability Accounting Standards Board.

Human Capital

Our workforce, excluding temporary employees and interns, on December 31, 2025 consisted of approximately 3,400 employees.

Employee Engagement and Retention. We place a premium on having a highly engaged workforce because engaged employees tend to perform at a higher level, support our success, and are more likely to stay with us. We conduct an annual survey of our workforce to measure employee engagement, assess employee morale, and help identify areas of the employee experience that could be improved. We then task our leaders with developing and implementing communication and action plans to gain a better understanding of the results of the assessment and to foster enhanced future engagement.

Culture and Inclusion. We place significant emphasis on shaping our corporate culture, and we consider our culture to be one of the primary components of our continuing success.

Our culture-shaping program, The Fulton Experience, is a highly engaging program that is intended to create new ways of thinking about employees' individual roles, how employees collaborate, and how we grow together. We recognize that having an inclusive culture fosters a culture of respect and is a crucial element of our success.

Compensation and Rewards. We invest in our workforce by offering a comprehensive Total Rewards program that includes competitive salaries, incentives and benefits. We offer performance-based incentive programs designed to drive results in the business units as well as at the enterprise level.

Workforce Recruitment and Development. We recruit our workforce, filling replacement and new positions through employee referrals, recruiting efforts and by posting these positions internally, on our website and on social media platforms. We provide for professional development of new and existing employees largely through the efforts of our Learning and Development area that develops and administers a wide variety of training programs. We also provide a number of third-party offerings in which employees can further enhance their skills, knowledge and leadership potential.

Safety, Health and Wellness. The safety, health and wellness of our employees is a top priority. In addition to healthcare, paid time off, paid parental leave and retirement benefits, we provide behavioral and mental health support and work-life services through our Employee Assistance Program.

Related Person Transactions

In 2025, certain Fulton directors and executive officers, including certain NEOs, their family members and the companies with which they are associated, were customers of, and/or had banking transactions with, Fulton Bank. These transactions included deposit accounts, trust relationships, loans and other financial products and services provided in the ordinary course of business by Fulton Bank. All loans and commitments to lend made to these persons and to the companies with which they are associated: (i) are made in the ordinary course of business, (ii) are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Fulton Bank and (iii) did not involve more than a normal risk of collectability or present other unfavorable features. It is anticipated that similar transactions will be entered into in the future.

In 2025, Fulton had one related person transaction in excess of $120,000 in connection with legal fees paid to Barley Snyder in the amount of $1,800,911. Ms. Craighead Carey, a director nominee, is the managing partner of Barley Snyder. Ms. Craighead Carey owns less than a 4% interest in Barley Snyder. In 2025, Ms. Craighead Carey was not directly engaged as counsel for any Fulton-related matter, and she did not bill any hours on Fulton engagements.

In 2025, there were no family relationships among Board members, director nominees and Fulton executive officers requiring disclosure.

Fulton does not have a separate related person transactions policy. Under the Code of Conduct, directors must provide prompt notice to Fulton of all new or changed business activities, related person relationships and board directorships. The Audit Committee is charged with the oversight of, and responsibility to conduct, on an annual basis, a review of all transactions with related persons as defined in applicable SEC regulations.

In February 2026, the Audit Committee reviewed and approved a report of all 2025 related person transactions.

Delinquent Section 16(a) Reports

Based solely on Fulton's review of: (i) Forms 3 and 4 and amendments thereto filed electronically with the SEC during the 2025 fiscal year; (ii) Forms 5 and amendments thereto filed electronically with the SEC with respect to the 2025 fiscal year and (iii) written representations from Fulton's directors, the NEOs and our officers, we believe that all Section 16(a) reports were timely filed during the 2025 fiscal year except for: (a) a Form 4 reporting Mr. Malhotra's purchase of 1,100 shares of Fulton preferred stock on April 21, 2025, filed late on April 29, 2025; (b) a Form 3 reporting Ms. Mauriello became an officer of Fulton on June 1, 2025, filed late on June 30, 2025; (c) a Form 3 reporting Mr. Gremer became an officer of Fulton on August 25, 2025, filed late on September 18, 2025 and (d) a Form 4 reporting Mr. Gremer's new hire award granted on September 2, 2025, filed late on September 18, 2025.

Director Compensation

The compensation for our non-employee directors is designed to be competitive with other financial institutions that are similar in size, complexity and business model. The Board reviews Fulton's non-employee director compensation on an annual basis with the assistance of the HR Committee.

Elements of Director Compensation

Non-employee directors receive a combination of a cash retainer and equity compensation for service on the Board and its committees. Fulton-employed directors do not receive individual meeting fees or other director-related compensation. In 2025, Fulton granted equity awards in the form of restricted stock units ("**RSUs**") to its non-employee directors pursuant to the Amended and Restated 2023 Director Equity Plan (the "**Director Equity Plan**"). These RSUs vest in full one year after their grant date and accrue dividend equivalent units. Non-employee directors may elect to defer the delivery of RSUs until the January following their separation from the Board, with a distribution made in either one installment or three annual installments.

Fulton reimburses directors for Board-related expenses and provides non-employee directors with a $50,000 term life insurance policy. Certain directors participate in Fulton's Deferred Compensation Plan (the "**DCP**") that allows a director to elect to defer a portion of his or her cash director fees. Annual cash retainers are paid in quarterly installments. For more details on our DCP, see "Deferred Compensation Plan" on page 45.

Below is the amount of compensation paid to non-employee directors in 2025:

2025 Fees	Payment Amounts
Annual director retainer	$75,000 in cash
Annual retainer paid to the Lead Director	$30,000 in cash
Annual retainer paid to committee chairpersons[1]	$20,000 in cash
Annual equity award[2]	$85,000

(1) A committee chair cash retainer is not paid to the chairperson of the Executive Committee.
(2) The number of RSUs awarded was determined using the closing price per share of Fulton's common stock on May 30, 2025, rounded up to the next whole share.

2025 Director Compensation

The following table details the compensation paid to each 2025 Fulton non-employee director:

2025 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	All Other Compensation[3]	Total ($)
Jennifer Craighead Carey	95,000	85,000	$48	180,048
Lisa Crutchfield	75,000	85,000	$48	160,048
Denise L. Devine	95,000	85,000	$48	180,048
Steven S. Etter[4]	31,250	-	-	31,250
George K. Martin	75,000	85,000	$48	160,048
James R. Moxley III	105,000	85,000	$48	190,048
Antoinette M. Pergolin	75,000	85,000	$48	160,048
Michael F. Shirk	50,000	85,000	$48	135,048
Scott A. Snyder	95,000	85,000	$48	180,048
Ronald H. Spair	95,000	85,000	$48	180,048
E. Philip Wenger	75,000	85,000	$48	160,048

(1) The amounts in this column represent the grant date fair value determined in accordance with ASC Topic 718 of an RSU award granted to each non-employee director on June 1, 2025 under the Director Equity Plan, consisting of 4,928 RSUs having a grant date fair value of $17.25 per share, the closing price of Fulton common stock on May 30, 2025. The RSUs will vest in full on June 1, 2026, subject to the director's continued service with Fulton.

(2) As of December 31, 2025, Fulton non-employee directors had the following outstanding stock awards payable in Fulton common stock, including accumulated dividend equivalent units and RSUs with respect to which the director has elected under the Director Equity Plan to defer delivery of the RSUs until January 15 of the calendar year following the earliest to occur of the director's separation from service as a director, death or disability, either in a single installment or three equal annual installments:

Name	Outstanding Stock Awards
Jennifer Craighead Carey	34,038
Lisa Crutchfield	39,033
Denise L. Devine	26,315
Steven S. Etter[4]	29,013
George K. Martin	30,854
James R. Moxley III	5,025
Antoinette M. Pergolin	30,160
Michael F. Shirk	5,025
Scott A. Snyder	39,033
Ronald H. Spair	39,033
E. Philip Wenger	5,025

(3) This amount represents the annual cost of the $50,000 life insurance benefit provided to each non-employee director.
(4) Mr. Etter retired at the 2025 Annual Meeting, and, accordingly, did not receive a grant of RSUs on June 1, 2025.

Stock Ownership Guidelines

As of December 31, 2025, the Guidelines require that each director own at least $350,000 of Fulton common stock within five calendar years after becoming a director. As of December 31, 2025, all directors have satisfied the stock ownership guideline requirements or are within the five calendar year period to achieve compliance.

Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners

The following table sets forth the beneficial ownership of Fulton common stock at the close of business on March 2, 2026 (the "**Record Date**") by: (i) each director, (ii) each director nominee, (iii) each NEO and (iv) Fulton's directors and executive officers as a group. The following information is based on information furnished by the respective directors and officers.

Directors and Director Nominees who are not NEOs	Total Shares Beneficially Owned[1]	% of Class
Jennifer Craighead Carey	5,181	*
Lisa Crutchfield	11,938	*
Denise L. Devine[2]	37,841	*
George K. Martin[3]	10,794	*
James R. Moxley III[4]	141,977	*
Antoinette M. Pergolin	3,299	*
Michael F. Shirk[5]	73,661	*
Scott A. Snyder	6,540	*
Ronald H. Spair[6]	19,072	*
E. Philip Wenger[7]	664,735	*

NEOs		
Curtis J. Myers[8]	254,553	*
Richard S. Kraemer	9,601	*
Angela M. Snyder	82,376	*
Andrew B. Fiol	43,375	*
Meg R. Mueller[9]	143,087	*
All Directors and Executive Officers as a group (22 persons)	**1,748,167**[10]	**0.01%**

(*) Represents less than 1.0% of the outstanding shares of Fulton's common stock calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

(1) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days of the Record Date but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person.

(2) Ms. Devine's ownership includes 1,000 shares held jointly with her spouse.

(3) Mr. Martin will not stand for re-election at the Annual Meeting as he has reached Fulton's mandatory retirement age. Mr. Martin's ownership includes 8,870 shares held in an individual retirement account ("**IRA**") and 125 shares held jointly with his spouse.

(4) Mr. Moxley's ownership includes: (i) 1,409 shares held solely by his spouse and (ii) 28,000 shares held in a 401(k) plan.

(5) Mr. Shirk's ownership includes: (i) 10,213 shares held jointly with his spouse, (ii) 2,756 shares held in a simplified employee pension individual retirement account held by his spouse, (iii) 10,459 shares held by Mr. Shirk as custodian for his children, (iv) 3,000 shares held by Tipararee LLC, a limited liability company that primarily holds Fulton stock on behalf of Mr. Shirk and (v) 37,608 shares held by Mr. Shirk as Trustee of JOS Credit Shelter Trust.

(6) Mr. Spair's ownership includes 10,000 shares held jointly with his spouse.
(7) Mr. Wenger's ownership includes: (i) 120,997 shares held jointly with his spouse, (ii) 85,477 shares held in an IRA and (iii) 456 shares held by Mr. Wenger as custodian for his children.
(8) Mr. Myers' ownership includes: (i) 61,608 shares held in the Fulton Financial Corporation 401(k) Retirement Plan (the "**401(k) Plan**") and (ii) 22,109 shares held jointly with his spouse.
(9) Ms. Mueller's ownership includes ten shares held jointly with her spouse.
(10) Includes 7,568 RSUs that will vest within 60 days of the Record Date.

Owners of More Than Five Percent

The following table sets forth information as to those persons or entities believed by the Company to be beneficial owners of more than 5% of Fulton's outstanding shares of common stock on the Record Date or as represented by the owner or as disclosed in certain reports regarding such ownership filed by such persons with Fulton and with the SEC in accordance with Sections 13(d) and 13(g) of the Exchange Act. Other than those persons listed below, Fulton is not aware of any person, as such term is defined in the Exchange Act, that beneficially owns more than 5% of Fulton's common stock as of the Record Date.

Name and Address of Beneficial Owner	Shares Owned	% of Class[1]
BlackRock, Inc.[2] **55 East 52nd Street** **New York, NY 10055**	23,546,315	13.09%
Dimensional Fund Advisors LP[3] **Building One** **6300 Bee Cave Road** **Austin, TX 78746**	11,240,495	6.25%

(1) Based on 179,860,562 shares of Fulton common stock issued and outstanding as of the Record Date.
(2) Based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 23, 2024 that reported: (i) sole voting power as to 23,022,549 shares of Fulton common stock and (ii) sole dispositive power as to 23,546,315 shares of Fulton common stock.
(3) Based on a Schedule 13G/A filed by Dimensional Fund Advisors LP with the SEC on July 15, 2025 that reported: (i) sole voting power as to 11,010,888 shares of Fulton common stock and (ii) sole dispositive power as to 11,240,495 shares of Fulton common stock.

PROPOSAL 2

Advisory Vote on Executive Compensation

Proposal

We present our say-on-pay proposal annually. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "**Dodd-Frank Act**") and Section 14A of the Exchange Act, this proposal provides our shareholders with the opportunity to vote to approve, on a non-binding advisory basis, compensation of Fulton's NEOs, as discussed in this Proxy Statement, including the CD&A. This proposal is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement.

We ask our shareholders to indicate their support for our executive compensation program for our NEOs and vote "**FOR**" the following resolution at the Annual Meeting:

"**RESOLVED, that the compensation paid to Fulton's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.**"

As an advisory vote, this proposal is not binding on the Board, the HR Committee or Fulton. The HR Committee, however, values the opinions expressed by our shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our NEOs. The Board believes that the compensation of our NEOs is appropriate and should be approved on an advisory basis by our shareholders.

 The Board unanimously recommends that shareholders vote "**FOR**" the approval of the compensation paid to Fulton's NEOs as disclosed in this Proxy Statement, including the CD&A, compensation tables and narrative discussion.

Vote Required

The affirmative vote of a majority of the shares for which votes are cast on the proposal at the Annual Meeting is needed to approve this proposal. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Unless instructions to the contrary are specified in a proxy properly voted and returned through available channels, the proxies will be voted "**FOR**" this proposal.

INFORMATION CONCERNING EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this CD&A we explain the design of our 2025 executive compensation program for our NEOs, which consist of the CEO, Chief Financial Officer ("**CFO**"), and our three other highest paid executive officers (collectively, "**NEOs**"). The HR Committee has designed our NEO compensation program to: (i) align our executive officers' interests with the interests of our shareholders, (ii) pay for performance and (iii) attract, motivate and retain executive officers.

Executive Summary

Our 2025 NEOs are listed below:

Named Executive Officers	
Curtis J. Myers	Chairman and CEO
Richard S. Kraemer	Senior Executive Vice President and CFO
Angela M. Snyder[1]	President
Andrew B. Fiol	Senior Executive Vice President and Chief Banking Officer
Meg R. Mueller	Senior Executive Vice President and Enterprise Credit Executive

(1) Ms. Snyder retired on December 31, 2025. To ensure a smooth transition, Ms. Snyder agreed to serve in a consulting capacity for twelve months beginning January 1, 2026.

The following tables highlight the key factors and outcomes with respect to our 2025 financial performance and executive compensation program:

2025 Key Accomplishments and Financial Highlights

Earnings Per Share: Diluted EPS of $2.08.

Net Interest Margin: Net interest margin of 3.51%.

Total Loans: Exceeded $24.1 billion in total loans.

Dividends: Declared $0.73 per share in dividends.

2025 Executive Compensation Highlights

Performance-Based Compensation: Approximately 77% of CEO total compensation was performance-based.

Say-on-Pay Results: Approximately 97.78% approval of our executive compensation program.

Annual Cash Incentive Results: Earned at 144.49% of target.

Long-Term Incentives ("LTI"): Granted in the form of performance-based RSUs ("**Performance Shares**") that vest based on relative total shareholder return ("**TSR**") and time-based RSUs.

2022 Long-Term Performance-Based Awards Results: The equity awards granted in 2022 vested in 2025 based on the following performance goals: (i) the TSR performance relative to peers was at the 77.78 percentile resulting in a 150% award vesting as a percentage of target for that component and (ii) the achievement of net income during the performance period of January 1, 2024 to December 31, 2024, sufficient to cover all dividends, if any, declared and paid to shareholders during the last four full quarters prior to the date of grant was met resulting in a 100% award vesting for that component.

Executive Compensation Philosophy

Our executive compensation philosophy and program are intended to achieve the following three objectives:

Align executive officer interests with shareholder interests	The interests of our executive officers should be closely aligned with our shareholders using key financial measures that contribute to long-term shareholder value.
Link pay to performance	A close link should exist between our executive officer compensation and our overall performance on both a short- and long-term basis. We seek to reward our executive officers for their contributions to our financial and non-financial achievements and to differentiate rewards to our executive officers based on their individual contributions.
Attract, motivate and retain executive officers	Our compensation program is designed to attract, motivate and retain highly talented executive officers.

Summary of Executive Compensation Practices

Our HR Committee regularly reviews our compensation practices and policies to ensure that they further our executive compensation philosophy. Below is a summary of certain of our corporate governance and compensation practices. The HR Committee believes our corporate governance and compensation practices closely align with the interests of our shareholders.

CORPORATE GOVERNANCE AND COMPENSATION PRACTICES

What We Do
✓ HR Committee comprised exclusively of independent directors
✓ Align our executive compensation policy with business goals and shareholder interests
✓ Annual say-on-pay vote
✓ Independent executive compensation consultant
✓ Pay for performance – a substantial portion of executive compensation is variable or at risk
✓ LTI compensation aligned with shareholder interests and financial objectives
✓ NEO stock ownership requirements
✓ Rigorous compensation clawback policies that exceed Nasdaq requirements
✓ Evaluate and update the composition of our peer group on an annual basis
✓ Maintain effective balance of short- and long-term incentives
✓ Double-trigger change-in-control cash severance and equity vesting provisions
✓ Annual incentive compensation risk assessment
✓ Cap on NEO incentive compensation payments

What We Do Not Do
⃠ Permit hedging or pledging by executives
⃠ Spring-loading with respect to equity awards
⃠ Provide excise tax gross-ups in any NEO employment or change-in-control agreements
⃠ Reward executives for taking excessive, inappropriate or unnecessary risks
⃠ Allow the repricing of equity awards without shareholder approval
⃠ Allow the backdating of equity awards
⃠ Provide multi-year guaranteed salary increases or non-performance bonus arrangements (other than guaranteed minimum bonuses for the year of hire used as a tool to attract new talent)
⃠ Rely exclusively on one metric in our executive compensation program

Pay for Performance

Our compensation philosophy is designed to align pay for performance on both a short- and long-term basis. We believe that the compensation of our executive officers should reflect Fulton's overall performance as well as each individual executive officer's specific contributions to that performance.

We believe that a significant portion of our executive officers' total compensation should be "performance-based" and "at-risk," meaning that its payment or vesting is based upon the achievement of predefined performance metrics. We also believe that a significant portion should be "variable," meaning that actual compensation paid to our NEOs will increase or decrease based on the achievement of pre-determined performance metrics.

A significant portion of pay "at-risk" motivates our executives to achieve performance goals and create value for our shareholders.

- The ***annual incentive bonus awards*** are earned by our executives for the achievement of short-term performance goals. The amount paid is tied to the level of achieved performance, with higher payout levels reflecting superior performance.

- Our ***long-term, performance-based equity awards*** reward our executives for achieving long-term performance goals while contributing to increased shareholder value. A portion of our long-term incentive awards are also tied to our performance relative to our peer group.

As reflected in the charts below, approximately 77% of our CEO's total 2025 compensation was "variable" or "at-risk," and an average of approximately 65% of our other NEOs' total 2025 compensation was "variable" or "at-risk."



Mr. Myers

Total 77%

- All Other Compensation **3%**
- Salary **20%**
- Annual Cash Incentive **28%**
- RSUs **17%**
- Performance Shares **32%**

Average for other NEOs

Total 65%

- All Other Compensation **4%**
- Salary **31%**
- Annual Cash Incentive **28%**
- RSUs **13%**
- Performance Shares **24%**

Executive Compensation Decision-Making Process

HR Committee

The HR Committee is currently comprised of four independent directors who are appointed on an annual basis.

The HR Committee is responsible for establishing and overseeing our executive compensation program in alignment with Fulton's compensation philosophy. We do not have an exact formula or policy with regard to the allocation of compensation between cash and non-cash elements. The HR Committee determines the amount and type of our executive compensation considering: (i) publicly available peer executive compensation information and regional and community banking survey data, (ii) advice from our independent compensation consultant, (iii) the complexity, scope and responsibilities of the individual's position and (iv) the CEO's recommendations with respect to the other NEOs. The CEO is not involved in discussions and determinations related to his own compensation.

The HR Committee reviews and approves NEO base salaries and other compensation paid to the NEOs other than the CEO. The independent directors of the Board review and approve compensation decisions for the CEO. The HR Committee also administers Fulton's equity and other compensation components.

Management

Certain members of our executive management team attend regular HR Committee meetings at which Fulton's performance and competitive compensation levels are discussed and evaluated. These executive management team members provide information and recommendations to the HR Committee with respect to our executive compensation design.

The CEO, with the Board and without any other NEO present, reviews the performance of all NEOs other than the CEO. The Board, without the CEO present, periodically reviews the CEO's overall performance.

In 2025, the HR Committee determined the compensation of the NEOs other than the CEO. The Board determined the CEO's 2025 compensation in executive session with only independent directors present.

Independent Compensation Consultant

In 2025, the HR Committee retained Frederic W. Cook & Co., Inc. ("**FW Cook**") as its independent compensation consultant. FW Cook performed a variety of assignments during 2025, including: (i) conducting an NEO compensation market analysis, (ii) designing our executive compensation program including our annual cash incentive compensation awards ("**VCP**") and equity awards, (iii) reviewing our director compensation program and (iv) providing general compensation advice regarding our NEOs. As part of FW Cook's 2025 engagement, the HR Committee also instructed FW Cook to compare Fulton's current compensation practices and executive compensation programs to our peers, evolving industry best practices and regulatory guidance.

In 2025, FW Cook and its affiliates did not provide any services to Fulton or its affiliates other than FW Cook's services as independent compensation consultant. The HR Committee considered the independence of FW Cook for the 2025 engagement in light of SEC rules and Nasdaq listing standards related to compensation committee consultants. The HR Committee concluded that the work performed by FW Cook did not raise any conflict of interest and it further concluded that FW Cook satisfied SEC rules and Nasdaq listing standards with respect to compensation committee consultants.

2025 Peer Group

As part of its annual review of our executive compensation program, the HR Committee, with FW Cook's assistance, established a peer group (the "**2025 Peer Group**"), based on a number of factors, including asset size, revenue composition, number of employees, market capitalization, geographic location, business model and composition of shareholder base. The HR Committee considered the 2025 Peer Group data, as well as other relevant data provided by FW Cook, in establishing 2025 base salaries, 2025 annual cash incentive compensation awards ("**VCP Awards**") and setting LTI award levels granted in the form of RSUs and Performance Shares. For 2025, aside from as noted below, the HR Committee did not make any changes to the 2024 peer group.

2025 Peer Group		
Atlantic Union Bankshares Corporation	Northwest Bancshares, Inc.	United Bankshares, Inc.
Cadence Bank[(1)]	Old National Bancorp	United Community Banks, Inc.
Columbia Banking System, Inc.	Prosperity Bancshares, Inc.	Valley National Bancorp
Commerce Bancshares, Inc.	Provident Financial Services, Inc.	Wintrust Financial Corporation
F.N.B. Corporation	Simmons First National Corporation	WSFS Financial Corporation
Hancock Whitney Corporation	Trustmark Corporation	
Independent Bank Corp.	UMB Financial Corporation	

(1) Cadence Bank was removed from the 2025 Peer Group on October 27, 2025 when it announced its acquisition by Huntington Bancshares.

The HR Committee removes peer group companies upon the announcement that a peer group company is: (i) being acquired or (ii) involved in a merger of equals or a similar transaction and the resulting entity is publicly traded and has an asset size greater than two times that of Fulton. The 2025 Peer Group is set forth above.

Shareholder Say-on-Pay Proposal Historical Results

The Board and the HR Committee consider the non-binding advisory say-on-pay vote as a barometer of shareholder support for our executive compensation program. Below are our say-on-pay votes for the past five years:

Year	2025	2024	2023	2022	2021
% Voted "FOR"	97.78%	95.87%	96.41%	96.95%	97.17%

These prior say-on-pay votes confirm shareholder support of our compensation philosophy and objective of linking executive compensation to performance delivery and shareholder value creation.

Compensation Plan Risk Review

At its January 2026 meeting, the HR Committee conducted its annual incentive compensation plan risk assessment review. The HR Committee reviewed an incentive compensation plan risk assessment report from management, and the HR Committee determined that our incentive compensation design and plans do not promote undue risk taking.

Elements of Our Executive Compensation Program

Our executive compensation program currently provides for a mix of base salary, VCP Awards and long-term, equity-based incentive awards ("**LTI Awards**"). The HR Committee reviews these components and the effectiveness of our compensation program annually. The HR Committee generally targets a range around the median of our peer group for positioning target total direct NEO compensation. The purpose and key features of each element of our executive compensation program are as follows:

2025 CEO Actual Direct Compensation	Average for Other NEOs' 2025 Actual Direct Compensation	Purpose and Key Features

Base Salary

 

20% **31%**

Purpose: Attract, motivate and retain NEOs.

Key Feature: Base salary based on NEO's position, experience, responsibilities and performance.

Annual Cash Incentive Awards – VCP Awards



28% **28%**

Purpose: Reward NEOs for the achievement of certain short-term financial, risk management and business goals.

Key Feature: Reward NEOs for performance relative to the goals contained in our VCP scorecard.

Equity Awards – LTI Awards



49% **37%**

Purpose: Focus NEOs' attention on delivering long-term performance results that increase shareholder value.

Key Feature: Reward NEOs for our relative TSR performance and encourage retention through time-based RSUs.

All Other Compensation

 

3% **4%**

Purpose: Attract and retain NEOs. See below under heading "Other Compensation Elements" for a description of the items included in "All Other Compensation."

Base Salary

The HR Committee is responsible for recommending CEO base salary changes to the Board. In addition, the HR Committee is responsible for setting other senior executive officer base salaries. The HR Committee considers base salary levels as part of its process of ensuring that each senior executive officer's overall compensation package is competitive, including annual and long-term incentives, the target amounts of which are generally based on a percentage of base salary.

Our NEO base salaries are set within a competitive range around Fulton's peer median based upon the NEOs' position, experience, responsibilities and performance. In 2025, the HR Committee examined the compensation levels of our NEOs based on the market analysis performed by FW Cook in order to appropriately compare the compensation of our NEOs to the compensation paid by other companies with which we compete for talent. The Board increased the base salary of Mr. Myers based on the HR Committee's recommendation and the CEO market analysis performed by FW Cook to provide closer alignment of Mr. Myers with the peer CEO median. In addition, the HR Committee increased Mr. Fiol and Messes. Mueller and Snyder's base salaries to more closely align each of them with their respective peer median positions.

Below are the 2024 and 2025 base salaries for each of the NEOs as of April of each year.

NEO	2024 Base Salary	2025 Base Salary	% Change
Curtis J. Myers	$920,000	$1,000,000	8.23%
Richard S. Kraemer	$550,000	$550,000	-
Angela M. Snyder	$550,000	$600,000	9.1%
Andrew B. Fiol[1]	$412,000	$450,000	9.2%
Meg R. Mueller	$433,290	$439,789	1.5%

(1) Mr. Fiol received a 5% annual merit increase on March 31, 2025 and a 4.02% increase on June 1, 2025 as a result of his promotion to Chief Banking Officer.

Annual Cash Incentives – VCP Awards

Overview

The HR Committee uses a scorecard approach to determine the VCP Award funding level, which we also refer to as the VCP payout. The HR Committee retains discretion to increase or decrease any VCP Award subject to a cap on individual awards of 200% of the target award.

2025 Scorecard Performance Metrics

In March 2025, the HR Committee approved the scorecard performance metrics for the 2025 VCP Awards (the "**2025 Scorecard**") which calculates the performance of each scorecard metric individually with a threshold performance payout of 50% and maximum performance payout of 200%. The 2025 Scorecard included key objectives in the following three categories: "Financial Results," "Risk Management" and "Business Objectives." The HR Committee believes each of these objectives is a key driver of Fulton's performance and aligns Fulton and its NEOs' focus on continued long-term shareholder value creation.

In evaluating our actual financial results relative to established scorecard performance goals, the HR Committee typically excludes unusual items and items that do not occur on a regular basis, such as acquisition-related expenses, gains or losses on asset dispositions and other similar items in a manner consistent with how we disclose certain financial metrics that are not determined in accordance with generally accepted accounting principles ("**GAAP**") in our earnings releases and other SEC filings. The adjustments that were made to our actual 2025 EPS; return on average equity ("**ROE**"), operating expense to average assets, efficiency ratio and non-performing assets to total assets are reconciled in Annex A to this Proxy Statement.

Our 2025 performance goals, target performance metrics and relative weightings, as reflected in our 2025 Scorecard, were as follows:

2025 Scorecard Matrix					
Performance Categories	**Performance Sub-categories**[1]				
	Score Rating	(Threshold) 50% Payout	(Target) 100% Payout	(Max) 150% Payout 200% Payout	**Weight**
Financial Results	**Adjusted EPS**	$1.75	$1.94	$2.13 $2.33	30.0%
	Adjusted ROE	10.01%	11.12%	12.23% 13.34%	20.0%
	Adjusted Operating Expense/ Average Assets	2.40%	2.34%	2.28% 2.22%	10.0%
	Adjusted Efficiency Ratio	60.2%	58.7%	57.2% 55.8%	10.0%
					Weight
	Capital, Liquidity, Management and Market Risk				10.0%
Risk Management		(Threshold) 50% Payout	(Target) 100% Payout	(Max) 150% Payout 200% Payout	**Weight**
	Asset Quality: Adjusted Non-performing Assets to Total Assets	0.75%	0.65%	0.55% 0.45%	10.0%
		(Threshold) 50% Payout	(Target) 100% Payout	(Max) 150% Payout 200% Payout	**Weight**
Business Objectives	**2025 Company-wide Employee Engagement Outcomes (All Employees)**	60.00%	70.00%	80.00% >=90.00%	10.0%

(1) Interpolated on a straight-line basis.

Target VCP Opportunities

In February 2025, the HR Committee approved the target VCP opportunities for each NEO with a payout range of 0% to 200% of target based on performance achievement against pre-established goals. In addition to this payout range, the HR Committee has the ability to modify individual payouts based on its holistic evaluation of Company and individual performance. The application of any modifier for an NEO would be informed by tailored individual goals without any specific weighting. The following table shows each NEO's VCP opportunity range:

2025 VCP Award Matrix			
	Payment as a % of 2025 Eligible Earnings[1]		
NEO	**VCP Threshold (50% of Target) Scorecard Result**	**VCP Target (100% of Target) Scorecard Result**	**VCP Maximum (200% of Target) Scorecard Result**
Curtis J. Myers	50%	100%	200%
Richard S. Kraemer	35%	70%	140%
Angela M. Snyder	35%	70%	140%
Andrew B. Fiol	30%	60%	120%
Meg R. Mueller	25%	50%	100%

(1) For purposes of determining VCP Awards, eligible earnings are the actual 2025 base salary earnings paid to the NEOs.

2025 Scorecard Results

The following table shows Fulton's actual 2025 results with respect to the 2025 Scorecard:

Final 2025 Scorecard Matrix								
Performance Categories	**Performance Sub-categories[1]**							
	Score Rating	(Threshold) 50% Payout	(Target) 100% Payout	150% Payout	(Max) 200% Payout	**Weight**	**Actual Performance**	**Payout Percentage**
Financial Results	Adjusted EPS[2]	$1.75	$1.94	$2.13	$2.33	30%	$2.16	47.02%
	Adjusted ROE[2]	10.01%	11.12%	12.23%	13.34%	20%	12.58%	33.15%
	Adjusted Operating Expense/Average Assets[2]	2.40%	2.34%	2.28%	2.22%	10%	2.40%	5.00%
	Adjusted Efficiency Ratio[2]	60.2%	58.7%	57.2%	55.8%	10%	57.6%	13.78%
						Weight	**Actual Performance**	**Payout Percentage**
Risk Management	Capital, Liquidity, Management and Market Risk					10%	5	20.00%
		(Threshold) 50% Payout	(Target) 100% Payout	150% Payout	(Max) 200% Payout			
	Asset Quality: Adjusted Non-performing Assets to Total Assets[2]	0.75%	0.65%	0.55%	0.45%	10%	0.58%	13.50%
		(Threshold) 50% Payout	(Target) 100% Payout	150% Payout	(Max) 200% Payout	**Weight**	**Actual Performance**	**Payout Percentage**
Business Objectives	2025 Company-wide Employee Engagement Outcomes (All Employees)	60.00%	70.00%	80.00%	>=90.00%	10%	74.07%	12.04%
						Total Funding %		**144.49%**

(1) Interpolated on a straight-line basis.
(2) Non-GAAP financial measure. For more information regarding the calculation of non-GAAP financial measures included in this section, please refer to the section titled "Non-GAAP Reconciliations" included in Annex A to this Proxy Statement.

2025 VCP Award Compensation Payouts

Below are the NEOs' 2025 VCP Award target and 2025 VCP Award paid based on a scorecard of 144.49% of target:

NEO	2025 VCP Award Target	2025 VCP Award Paid
Curtis J. Myers	$1,016,923	$1,469,352
Richard S. Kraemer	$399,808	$577,682
Angela M. Snyder	$432,923	$625,530
Andrew B. Fiol	$273,678	$395,438
Meg R. Mueller	$227,477	$328,682

Equity Awards – LTI Awards

Overview

In 2025, LTI Awards were granted to our NEOs in the form of Performance Shares and RSUs. LTI Awards are awarded to focus each of our NEO's attention on delivering long-term performance results that increase shareholder value.

Performance Shares that vest, together with accrued dividend equivalent units, are settled in shares of Fulton common stock on a one-for-one basis. Dividend equivalent units will not be paid unless the Performance Shares vest.

RSUs, together with accrued dividends, are settled in shares of Fulton common stock. Dividend equivalent units are not paid until the RSUs vest.

The LTI Awards granted in 2025 are summarized below:

2025 Equity Award Structure

Performance Shares



Allocation: 65%

Grant Date: May 1, 2025

Performance Period: May 1, 2025 – March 31, 2028

Vesting: Relative TSR to 2025 Peer Group determines the number of Performance Shares earned for the performance period

RSUs



Allocation: 35%

Grant Date: May 1, 2025

Vesting: 3-year, time-based cliff vesting

Award Opportunities

The number of Performance Shares and RSUs awarded to each of the NEOs is based on a target opportunity amount that may be adjusted at the discretion of the HR Committee. For 2025, the target award opportunities (as a percentage of each NEO's base salary) were as follows:

| NEO | 2025 LTI Target Opportunity[1] | | | |
	LTI Minimum (0% of Target)	LTI Target	LTI Maximum (125% of Target)	Individual Award Factor[2]
Curtis J. Myers	0%	175%	218.75%	160.0%
Richard S. Kraemer	0%	100%	125.00%	120.0%
Angela M. Snyder	0%	100%	125.00%	160.0%
Andrew B. Fiol	0%	75%	93.75%	160.0%
Meg R. Mueller	0%	75%	93.75%	160.0%

(1) 2025 LTI target opportunity is a percentage of the NEOs' base salary as of January 1, 2025.
(2) The HR Committee exercised its discretion to apply an individual award factor to the 2025 LTI award to reward superior performance and create strong incentive tied to value creation as a result of a significant acquisition.

The actual payout of the Performance Shares portion of the LTI award is based on 2025 Peer Group performance from May 1, 2025 through March 31, 2028 using the following pay line.

TSR Performance Pay Line	LTI TSR Payout Potential
TSR Threshold – 25th percentile	50%
TSR Target – 50th percentile	100%
TSR Maximum – 75th percentile or greater	150%

The actual number of shares of Fulton common stock, if any, issued upon vesting may be higher or lower than the number of Performance Shares granted to the NEOs based on the attainment of the performance goal underlying the Performance Shares and the application of the individual award factor. The 2025 grant date fair value of the LTI awards and the total number of Performance Shares and RSUs awarded are set forth below:

NEO	2025 Grant Date Fair Value of LTI Award[1]	Performance Shares Awarded-Subject to TSR Performance	RSUs Awarded
Curtis J. Myers	$2,558,162	99,018	53,317
Richard S. Kraemer	$655,431	25,370	13,660
Angela M. Snyder	$953,355	36,901	19,870
Andrew B. Fiol	$490,977	19,004	10,233
Meg R. Mueller	$516,334	19,986	10,761

(1) Based on the $16.91 May 1, 2025 grant date fair value.

Payout of 2022 Performance-Based Equity Awards

Fulton granted to the NEOs on May 1, 2022 performance share unit awards (the "**2022** Performance Share Award") that vested on May 1, 2025, based on the achievement of the performance goals. The performance metric targets and results are as follows:

2022 Performance Share Award Metrics	Weighting	Performance Period Targets	Actual Results	% of Payment
3-year TSR	65.0%	TSR Relative to 2021 Peer Group from May 1, 2022 to March 31, 2025	77.78 Percentile	150.00%
Profit Trigger	35.0%	Achievement of net income by Fulton during the performance period of January 1, 2024 to December 31, 2024 sufficient to cover all dividends if any, declared and paid to shareholders during the last four full quarters prior to the grant date.	100%	100.00%
		Total Payout as a % of Target		**132.50%**

With respect to the 2022 Performance Share Award, the total number of Performance Shares awarded, the grant date fair value of Performance Shares awarded, the total number of shares of Fulton common stock issued upon vesting and the total value of shares of Fulton common stock issued upon vesting are as follows:

NEO	Total Number of Performance Shares Awarded	Grant Date Fair Value of Performance Shares Awarded	Total Number of Shares of Fulton Common Stock Issued upon Vesting	Total Value of Shares of Fulton Common Stock Issued upon Vesting[1]
Curtis J. Myers	41,695	$626,009	62,717	$1,060,547
Richard S. Kraemer[2]	-	-	-	-
Angela M. Snyder	25,214	$378,563	37,926	$641,331
Andrew B. Fiol	12,326	$185,506	17,499	$295,512
Meg R. Mueller	19,997	$300,235	30,079	$508,643

(1) Shares valued at $16.91 per share on the May 1, 2025 vesting date. Vested amounts include accrued dividend equivalent units.
(2) Mr. Kraemer was hired after 2022 and therefore did not receive a 2022 Performance Share award.

Other Compensation Elements

Employee Stock Purchase Plan. The ESPP is designed to advance the interests of Fulton and its shareholders by encouraging employees to acquire a stake in our future by purchasing shares of Fulton common stock. We limit payroll deduction and annual employee participation to $15,000. The NEOs are eligible to purchase shares through the ESPP at a discount, currently 15%, on the same basis as other employees participating in the ESPP.

Defined Contribution Plan – 401(k) Plan. Fulton provides the 401(k) Plan to the NEOs and other employees that allows employees to defer a portion of their compensation and contribute such amount to the 401(k) Plan on a pre-tax basis. For 2025, Fulton matched 100% of employee contributions, up to 5% of eligible compensation, subject to contribution limits imposed by the Internal Revenue Code of 1986, as amended (the "**Tax Code**").

Deferred Compensation Plan. Fulton's nonqualified DCP permits non-employee directors to elect to defer receipt of cash director fees. The DCP also enables us to credit certain senior officers, including the NEOs, with full-employer matching contributions each year equal to the contributions they would have otherwise been eligible to receive under the 401(k) Plan notwithstanding the contribution limits imposed by the Tax Code. Under the DCP, eligible employees, including the NEOs, may elect to defer receipt of up to 90% of their base salary and/or up to 90% of their annual cash incentive or bonus payments.

Depending on the NEOs' specific election, payments may be made as a lump sum or in equal installments over a specified period of time. With respect to deferrals made in or after 2021, payments begin on the first day of the seventh month after termination. With respect to deferrals made in or prior to 2020, payments may begin upon the later of age 62 or the NEOs' termination date. Both employee and employer contributions are 100% vested immediately.

Death Benefits. In the event an NEO dies while actively employed by Fulton, such NEO's estate or beneficiaries are eligible for a payment equal to two times the NEO's base salary (plus an amount equal to applicable individual income taxes due on such amounts) pursuant to individual death benefit agreements between Fulton and that NEO.

In addition, under the terms of their death benefit agreements, Mr. Myers and Ms. Snyder would each receive a reduced, post-retirement death benefit of $5,000. The other NEOs are not eligible for any post-retirement death benefit.

Health, Dental and Vision Benefits. We offer a comprehensive benefits package for health, dental and vision insurance coverage for all full-time employees, including the NEOs and their eligible spouses and dependents. We pay a portion of the premium for the coverage selected, and the amount paid varies with each health, dental and vision plan.

Other NEO Benefits. We provide our NEOs with other perquisites and personal benefits that the HR Committee believes are necessary to support and grow Fulton's business operations, including a company-owned automobile or a car allowance, club memberships and other executive benefits. These benefits enable us to attract and retain talented senior officers for key positions as well as facilitate opportunities to grow our business. The 2025 amounts are included in the "All Other Compensation" column of the "Summary Compensation Table."

Executive Compensation Policies

Stock Hedging and Pledging Policy and Stock Trading Procedures

We have an Insider Trading Policy that requires all directors, officers and employees of Fulton to adhere to certain rules when trading in our securities. Among other requirements, directors, officers and employees of Fulton that know of material, non-public information regarding Fulton may not: (i) buy or sell Fulton securities while the information remains non-public or (ii) disclose the information to relatives, friends or any other person. In addition, we prohibit our NEOs from engaging in hedging and other speculative transactions involving our securities, including "short sales," "puts," and pledging our securities. Fulton's NEOs are also prohibited from holding Fulton securities in a margin account or otherwise pledging Fulton securities as collateral for a loan and must provide advance notice of any sale, purchase, stock option exercise, gift or other transfer of Fulton securities, including by members of the NEOs' immediate family sharing the same household, or any corporation, partnership or trust in which any such person has an economic interest or investment control.

Stock Ownership Guidelines

Pursuant to the Guidelines, stock ownership for Fulton's executive officers is calculated as a multiple of each of the NEO's annual base salary as follows:

NEO Position	Minimum Ownership of Fulton Common Stock (Multiple of Base Salary)
CEO	6.0
President	3.0
CFO	3.0
Other NEOs	2.0

Compliance with our stock ownership guidelines is determined on an annual basis. The Guidelines require that each executive officer comply with our stock ownership requirements within five years after the later of: (i) first being appointed to his or her position, (ii) being hired by Fulton or (iii) a change in the minimum ownership requirement. Stock ownership excludes Fulton stock options and unvested equity awards, but includes all other

shares beneficially owned and reported on an individual's Form 3, 4 or 5 filed with the SEC, including shares owned individually, deferred vested stock unit awards, shares held in retirement accounts, indirect ownership and jointly held shares of Fulton common stock. As of December 31, 2025, Mr. Myers has until December 31, 2028 to comply with the stock ownership guideline requirements, Mr. Kraemer has until December 31, 2029 to comply with the stock ownership guideline requirements, and Mr. Fiol has until December 31, 2030 to comply with the stock ownership guideline requirements. Ms. Snyder retired on December 31, 2025 and is no longer subject to the stock ownership guideline requirements for NEOs. All of the other NEOs who were employed by Fulton on December 31, 2025 satisfied their respective stock ownership guideline requirements.

Clawback Policies

Fulton maintains two distinct clawback policies – its Amended and Restated Compensatory Recovery "Clawback" Policy (the "**Clawback Policy**") and its Mandatory Recovery of Compensation Policy (the "**Mandatory Clawback Policy**").

Our Clawback Policy contains clawback provisions for all participants, including the NEOs, with respect to performance-based compensation, including VCP Awards and Performance Shares. The Clawback Policy identifies the events that may give rise to a clawback, including: (i) any accounting restatement due to Fulton's material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, (ii) there is a material inaccuracy in the calculation of Fulton's performance metrics used to determine incentive compensation or (iii) there is a material violation of our Code of Conduct resulting in a negative financial impact to Fulton.

Our Board also adopted a separate and distinct Mandatory Clawback Policy that applies to any performance-based compensation paid to executive officers, including the NEOs. Except as provided in the Mandatory Clawback Policy, if Fulton is required to prepare any accounting restatement due to Fulton's material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then the Board will recover any recoverable amount of any incentive compensation received by a current or former executive officer. The recoverable amount will be repaid to Fulton within a reasonable time after the current or former executive officer is notified of the recoverable amount. Recovery under the Mandatory Clawback Policy will apply regardless of any misconduct, fault, or illegal activity of Fulton, the executive officer, or the Board.

Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

Other than through participation in our ESPP, we did not grant any options to any employee or other service provider in 2025, and as of December 31, 2025, we had no options outstanding that were granted to any employee or other service provider. With respect to our annual equity awards, the dollar value of such awards to be granted to the NEOs are typically approved at a meeting held in February of each year by the Board, in the case of Mr. Myers, and by the HR Committee, in the case of the other NEOs. The grant date for those annual equity awards is May 1 of each year. The dollar value of the annual equity awards to the NEOs is converted into shares by dividing the dollar value of each annual equity award by the closing price of our common stock on the grant date or, if the grant date is not a business day, then the next preceding business day, rounded down to the nearest whole share. The Board and the HR Committee do not take into account material nonpublic information when determining the timing and terms of annual equity awards to our NEOs. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Tax Deductibility of Compensation Expense

Section 162(m) of the Tax Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for certain executive officers. While the HR Committee considers the deductibility of awards as one factor in determining executive compensation, the HR Committee also looks at other factors in making its decisions, as detailed in the CD&A, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes.

CEO Pay Ratio Disclosure

We are providing the following information about the annual total compensation of our median employee ("**Median Employee**") and the annual total compensation of our CEO:

Pay Ratio Summary
• The 2025 annual total compensation of our Median Employee (other than our CEO) was $75,229.
• The 2025 annual total compensation of our CEO, as reported in the Summary Compensation Table, was $5,184,944.
• For 2025, the ratio of the annual total compensation of our CEO to our Median Employee was 68.92 to 1.

Our pay ratio estimate was calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions summarized below.

As of December 31, 2025, we identified a new Median Employee because the previous Median Employee terminated employment with Fulton during 2025. We determined the new Median Employee by comparing the total compensation in Box 5 on the 2025 W-2 tax statements for our employee population as of December 31, 2025. We identified our Median Employee using this consistently applied compensation measure (excluding our CEO and employees that departed our workforce prior to December 31, 2025). In making this determination, we annualized the compensation of permanent full-time employees who were hired in 2025 and did not work for us during our entire fiscal year but were still employed as of December 31, 2025.

For the 2025 pay ratio, we combined all of the elements of such employee's compensation for 2025 consistent with the requirements of Item 402(c) (2)(x) of Regulation S-K. For our CEO, the same process and amount reported in the "Total" column of our 2025 Summary Compensation Table ("**SCT**") was used.

Because more of our CEO's compensation is performance based than our Median Employee's compensation, we expect our pay ratio disclosure to fluctuate year over year based upon performance.

HR Committee Report

The HR Committee reviewed and discussed with management the foregoing Compensation Discussion and Analysis and, based on the review and discussions, the HR Committee recommended to the Board that the Compensation Discussion and Analysis be incorporated in this Proxy Statement.

HR Committee
Ronald H. Spair, Chair
Lisa Crutchfield, Vice Chair
George K. Martin
James R. Moxley III

Summary Compensation Table

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Curtis J. Myers *Chairman of the Board and CEO (PEO)*	2025	1,016,923	-	2,558,162	1,469,352	140,507	5,184,944
	2024	901,154	-	1,329,526	1,002,173	104,977	3,337,830
	2023	850,000	-	954,757	382,500	122,183	2,309,440
Richard S. Kraemer *Senior Executive Vice President and CFO (PFO)*	2025	571,154	-	655,431	577,682	95,664	1,899,931
	2024	167,115	298,064	749,997	130,095	14,230	1,359,501
	2023	-	-	-	-	-	-
Angela M. Snyder[5] *President*	2025	618,461	-	953,355	625,530	90,462	2,287,810
	2024	550,000	-	637,240	428,159	72,181	1,687,580
	2023	500,000	-	468,014	175,000	65,881	1,208,895
Andrew B. Fiol[6] *Senior Executive Vice President and Chief Banking Officer*	2025	456,131	-	490,977	395,438	68,813	1,411,359
	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Meg R. Mueller *Senior Executive Vice President and Enterprise Credit Executive*	2025	454,954	-	516,334	328,682	50,253	1,350,223
	2024	433,290	-	376,515	240,931	53,409	1,104,145
	2023	428,803	-	292,475	107,201	48,819	877,298

(1) Titles and positions listed are as of December 31, 2025.
(2) Amounts represent the grant date fair values of stock awards (RSUs and Performance Shares), granted to our NEOs during the applicable year. The grant date fair value of the Performance Shares in 2025, 2024 and 2023 was determined in accordance with ASC Topic 718. Assumptions used in the calculation of the amounts reported in this column are discussed in Note 16 to our Consolidated Financial Statements for the fiscal year ended December 31, 2025, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025. Fair value is based on a Monte Carlo simulation used to account for market conditions. The number and type of awards granted in 2025 is reflected in the "Grants of Plan-Based Awards" table below. The fair value of Performance Shares granted in 2025, 2024 and 2023 are shown in this table assuming the target level of such awards will be earned. The grant date fair value of the Performance Shares granted in 2025, if earned at the maximum performance level, would equal $3,386,447 for Mr. Myers, $867,651 for Mr. Kraemer, $1,262,032 for Ms. Snyder, $649,945 for Mr. Fiol and $683,517 for Ms. Mueller. The grant date fair value of Performance Shares granted in 2024, if earned at the maximum performance level, would equal $1,783,436 for Mr. Myers, $854,807 for Ms. Snyder and $505,064 for Ms. Mueller. The grant date fair value of the Performance Shares granted in 2023, if earned at the maximum performance level, would equal $1,253,641 for Mr. Myers, $614,527 for Ms. Snyder and $384,037 for Ms. Mueller.
(3) The amounts reported in this column are VCP Awards detailed under "Annual Cash Incentives – VCP Awards" beginning on page 39.
(4) All other compensation includes: (i) Fulton contributions to the 401(k) Plan, (ii) Fulton contributions to the DCP, (iii) Fulton-paid club memberships, (iv) automobile perquisites and (v) other benefits individually that, except for Ms. Snyder for 2025, are less than the greater of $25,000 or 10% of all perquisites and personal benefits. A breakdown of "All Other Compensation" is included in the table on page 50.
(5) Ms. Snyder retired on December 31, 2025.
(6) Mr. Fiol was appointed Chief Banking Officer on June 1, 2025. He was not an NEO for either 2023 or 2024.

All Other Compensation

Name	Year	Qualified Retirement Plan Company Contribution ($)	Nonqualified Deferred Compensation Plan Company Contribution ($)	Club Memberships ($)	Automobile Perquisites ($)	Other Compensation and Perquisites[1] ($)	Total All Other Compensation ($)[2]
Curtis J. Myers	2025	17,500	83,871	25,179	2,800	11,157	140,507
	2024	17,250	47,320	24,865	4,647	10,894	104,977
	2023	16,500	64,839	24,705	4,386	11,753	122,183
Richard S. Kraemer[3]	2025	-	-	51,863	19,200	24,601	95,664
	2024	-	-	-	6,400	7,830	14,230
Angela M. Snyder[3]	2025	17,500	35,180	-	2,179	35,604	90,462
	2024	17,250	19,198	-	2,204	33,529	72,181
	2023	16,500	28,370	864	2,095	18,052	65,881
Andrew B. Fiol	2025	17,500	17,040	6,798	19,200	8,275	68,813
	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Meg R. Mueller	2025	17,500	-	12,988	11,490	8,275	50,253
	2024	17,250	-	13,887	11,169	11,104	53,409
	2023	16,500	-	16,178	11,150	4,991	48,819

(1) The amount of "Other Compensation and Perquisites" includes personal travel, taxable housing expense, reimbursements for mobile device expenses, company-provided mobile devices, spousal travel, company-sponsored trips and wellness credits from our benefits programs. For 2025, Mr. Myers', Ms. Mueller's, Ms. Snyder's and Mr. Fiol's personal travel included a tax gross up of $3,618, $2,101, $1,698 and $2,102, respectively. For Mr. Myers, Ms. Mueller and Ms. Snyder, 2024 personal travel included a tax gross up of $3,371, $2,290 and $1,086, respectively. For Mr. Myers, Ms. Mueller and Ms. Snyder 2023 personal travel included a tax gross up of $4,030, $1,165, $2,014 and $2,014, respectively. Personal and spousal travel was related to attendance of company events.

(2) Due to rounding, the amount in Total All Other Compensation may not equal the sum of the individual components.

(3) All Other Compensation and Perquisites amounts for Mr. Kraemer and Ms. Snyder for 2025 include housing allowances of $24,601 and $27,732, respectively.

Grants of Plan-Based Awards

Name	Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards[3]	Grant Date Fair Value of Stock and Option Awards[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of Shares of Stock (#)	($)
Curtis J. Myers	3/17/2025	5/1/2025	-	-	-	-	-	-	53,317	901,590
	3/17/2025	5/1/2025	-	-	-	49,509	99,018	148,527	-	1,656,571
	2/13/2025	-	508,462	1,016,923	2,033,846	-	-	-	-	-
Richard S. Kraemer	3/17/2025	5/1/2025	-	-	-	-	-	-	13,660	230,991
	3/17/2025	5/1/2025	-	-	-	12,685	25,370	38,055	-	424,440
	2/13/2025	-	199,904	399,808	799,616	-	-	-	-	-
Angela M. Snyder	3/17/2025	5/1/2025	-	-	-	-	-	-	19,870	336,002
	3/17/2025	5/1/2025	-	-	-	18,451	36,901	55,352	-	617,354
	2/13/2025	-	216,462	432,923	865,846	-	-	-	-	-
Andrew B. Fiol	3/17/2025	5/1/2025	-	-	-	-	-	-	10,233	173,040
	3/17/2025	5/1/2025	-	-	-	9,502	19,004	28,506	-	317,937
	2/13/2025	-	136,839	273,678	547,357	-	-	-	-	-
Meg R. Mueller	3/17/2025	5/1/2025	-	-	-	-	-	-	10,761	181,969
	3/17/2025	5/1/2025	-	-	-	9,993	19,986	29,979	-	334,366
	2/13/2025	-	113,739	227,477	454,954	-	-	-	-	-

(1) The amounts reflect incentive cash bonuses with respect to the VCP. The actual amounts paid for 2025 with respect to the VCP are set forth in the "Non-Equity Incentive Plan Compensation" column of the SCT.

(2) Represents the number of Performance Shares granted to the NEOs, including any individual award factor. Performance Shares are earned and vested based on the actual performance level achieved with respect to Fulton's relative TSR during the performance period. The actual number of 2025 Performance Shares earned and vested is interpolated on a straight-line basis between the relevant targets.

(3) Represents the number of RSUs granted to the NEOs.

(4) See footnote 2 to the SCT on page 49 for additional information regarding the grant date fair value of the Performance Shares and RSUs. The grant date fair value of each equity award is computed in accordance with FASB ASC Topic 718. The closing price of Fulton common stock on the May 1, 2025 grant date was $16.91. All RSUs and Performance Shares were granted under the 2022 Amended and Restated Equity and Cash Incentive Compensation Plan.

2025 Outstanding Equity Awards at December 31, 2025

		Stock Awards			
Name	Grant Date	Number of Shares of Stock That Have Not Vested (#)(1)	Market Value of Shares of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)(2)
Curtis J. Myers	05/01/2023	-	-	127,475(4)	2,464,086
	05/01/2024	26,444(A)	511,165	73,665(5)	1,423,950
	05/01/2025	54,368(C)	1,050,939	151,456(6)	2,927,637
Richard S. Kraemer	09/03/2024	27,324(B)	528,173	-	-
	05/01/2025	13,929(C)	269,254	38,805(6)	750,108
Angela M. Snyder(7)	05/01/2023	-	-	62,487(4)	1,207,882
	05/01/2024	-	-	35,309(5)	682,523
	05/01/2025	-	-	56,443(6)	1,091,042
Andrew B. Fiol	-	-	-	-	-
	-	-	-	-	-
	05/01/2025	10,435(C)	201,704	29,068(6)	561,886
Meg R. Mueller	05/01/2023	-	-	39,050(4)	754,843
	05/01/2024	7,311(A)	141,327	20,862(5)	403,270
	05/01/2025	10,715(C)	207,125	30,570(6)	590,920

(1) Represents the number of RSUs and accrued dividend equivalent units on December 31, 2025.
- (A) RSUs granted May 1, 2024. The RSUs will vest on May 1, 2027.
- (B) RSUs granted on September 3, 2024. Fifty percent of the RSUs will vest on September 3, 2026 and September 3, 2027, respectively.
- (C) RSUs granted May 1, 2025. The RSUs will vest on May 1, 2028.

(2) Market value of Performance Shares and RSUs shown is based on the Fulton closing price of $19.33 on December 31, 2025.
(3) Represents the number of Performance Shares and accrued dividend equivalent units on December 31, 2025 based on maximum vesting.
(4) Performance Shares granted on May 1, 2023. If the performance criteria is achieved, then earned Performance Shares will vest on May 1, 2026.
(5) Performance Shares granted on May 1, 2024. If the performance criteria is achieved, then earned Performance Shares will vest on May 1, 2027.
(6) Performance Shares granted on May 1, 2025. If the performance criteria is achieved, then earned Performance Shares will vest on May 1, 2028.
(7) Ms. Snyder's remaining RSUs accelerated and vested on December 31, 2025 as a result of her retirement.

2025 Option Exercise and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Curtis J. Myers	-	-	62,717	1,060,547
Richard S. Kraemer	-	-	13,525	263,054
Angela M. Snyder[2]	-	-	58,179	1,031,684
Andrew B. Fiol	-	-	17,499	295,912
Meg R. Mueller	-	-	30,332	512,921

(1) Vested Performance Shares valued at $16.91 per share on the May 1, 2025 vesting date and include accrued dividend equivalent units. Amounts for Ms. Snyder and Ms. Mueller also include RSUs withheld to cover Social Security and Medicare taxes due to retirement eligibility at the time of the 2025 grant. The amount for Mr. Kraemer includes RSUs valued at $19.45 per share on the September 3, 2025 vesting date.

(2) The share amount listed for Ms. Snyder includes all outstanding RSUs as of the time of her retirement on December 31, 2025, valued at $382,456 on such date. These RSUs accelerated vesting in accordance with her retirement date but the shares have not been released in accordance with Internal Revenue Service regulations.

2025 Non-Qualified Deferred Compensation[1]

Name	NEO Contributions in Last Fiscal Year[2] ($)	Registrant Contributions in Last Fiscal Year[3] ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals and Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year-end[4] ($)
Curtis J. Myers	118,635	83,871	263,020	-	2,174,435
Richard S. Kraemer	-	-	-	-	-
Angela M. Snyder	309,779	35,180	299,758	77,303	2,251,171
Andrew B. Fiol	192,006	17,040	106,761	-	959,061
Meg R. Mueller	-	-	128	-	3,174

(1) For more details on our DCP, see "Deferred Compensation Plan" on page 45.

(2) Amounts listed as NEO Contributions in Last Fiscal Year are included in the SCT for 2025 as Base Salary and/or Non-Equity Incentive Plan Compensation.

(3) Amounts listed as Registrant Contributions to the DCP are included as part of the NEOs' "Total All Other Compensation" in the SCT.

(4) The aggregate balances as of December 31, 2025 include the following amounts previously reported in the SCT for prior years for Messrs. Myers and Kraemer and Messes. Snyder and Mueller of $1,030,022, $0, $823,489 and $0, respectively. Amounts listed as aggregate balances will be paid to the NEOs upon termination of employment for any reason. Refer to the DCP narrative description on page 45 for additional information.

Employment Agreements, Severance and Change In Control Payments, Consulting Agreement and Separation Agreement

We entered into employment agreements with certain of our employees, including each of our NEOs. Fulton entered into separate employment agreements and change in control agreements with each of the NEOs, all effective as of January 1, 2018, except for Messrs. Myers and Fiol, whose agreements were effective January 1, 2023 and Mr. Kraemer, whose agreements were effective September 3, 2024. The employment agreements (individually, an "**Employment Agreement**," and collectively, the "**Employment Agreements**") and key employee change in control agreements (individually, a "**CIC Agreement**," and collectively, the "**CIC Agreements**") with the NEOs continue until the NEO's employment is terminated and expire on December 31 of the calendar year in which the NEO attains age 65. In addition to the benefits described below, the Employment Agreements and the CIC Agreements provide for: (i) the receipt of base salary, (ii) the participation in Fulton's incentive bonus programs and (iii) the participation in Fulton's retirement plans, welfare benefit plans and other benefit programs.

The severance benefits our NEOs are entitled to receive are discussed in the Section titled "Potential Payments on Termination and Change in Control."

The Employment Agreements contain confidentiality restrictions and include non-competition and non-solicitation covenants that continue for one year following termination of employment. The non-competition and non-solicitation covenants in the Employment Agreements will not apply if the NEO terminates employment for Good Reason (defined below), or if the NEO's employment is terminated Without Cause (defined below), but a separate one year non-solicitation covenant in the CIC Agreement will apply if the termination occurs 90 days prior to or two years following a change in control. The Employment Agreements and the CIC Agreements do not include excise tax gross-up provisions. Severance under the Employment Agreements is conditioned on the NEO's execution and non-revocation of a release of claims in favor of Fulton and certain other persons and entities.

Ms. Snyder retired on December 31, 2025. On December 15, 2025, Fulton entered into a Consulting Agreement with Ms. Snyder (the "**Consulting Agreement**"). The term of the Consulting Agreement commenced on January 1, 2026 and ends on December 31, 2026, unless earlier terminated by either Fulton or Ms. Snyder. Under the Consulting Agreement, Ms. Snyder will provide advice to Fulton as requested as an independent contractor. Ms. Snyder's sole compensation for her services under the Consulting Agreement in 2026 is $600,000. In addition, Fulton will pay or reimburse Ms. Snyder for reasonable expenses incurred by Ms. Snyder in performing services under the Consulting Agreement. Ms. Snyder will remain subject to the confidentiality, non-competition, non-solicitation and clawback provisions set forth in Section 5 of her Employment Agreement. The Consulting Agreement also contains a general release of claims on the part of Ms. Snyder.

Potential Payments on Termination and Change in Control

Set forth below is a summary of the material terms regarding the potential compensation of Fulton's NEOs in connection with a termination event or change in control of Fulton. In addition to the amounts set forth below, as the result of any termination of employment on December 31, 2025, each of the NEOs would be entitled to receive the amounts listed for him or her in the "Aggregate Balance at Last Fiscal Year-end" column of the 2025 Non-Qualified Deferred Compensation Table set forth above.

The following defined terms will have the meanings set forth below:

Definitions. The relevant definitions under the CIC Agreement are summarized as follows:

- "Cause" means (i) the NEO's commitment of a felony or misdemeanor resulting or intending to result directly or indirectly in gain or personal enrichment to the NEO,(ii) the NEO's use of alcohol or other drugs which interferes with the NEO's performance, (iii) the NEO's continuing deliberate and intentional refusal or failure to perform the NEO's duties to Fulton, (iv) the NEO's participation in conduct that brings public discredit on or injures the reputation of Fulton or (v) the NEO's legal preclusion of employment.

- "Change in Control" means (i) during any period of not more than 36 months, the individuals that constituted the Board at the beginning of such period, with certain exceptions, cease to constitute at least a majority of Fulton's Board, (ii) beneficial ownership of more than 30% of the outstanding voting power of Fulton common stock is acquired by any person, with certain exceptions, (iii) a merger or consolidation involving Fulton is consummated, unless at least 50% of the voting power of the resulting entity is represented by Fulton voting securities outstanding prior to such merger or consolidation, no person beneficially has the power to vote 30% or more of the voting power of the resulting entity, and at least a majority of the members of the board of directors of the resulting entity were members of the Board prior to the execution of the agreement which effectuated such merger or consolidation, (iv) the sale of all or substantially all of the assets of Fulton is consummated or (v) Fulton's shareholders approve a plan of liquidation or dissolution.

- "Disability" means a medically determinable physical or medical impairment that is expected to result in death or to last for at least 12 months and that either renders the NEO unable to engage in any substantial gainful activity or qualifies the NEO for benefits under a Fulton disability plan.

- "Good Reason" means (i) a breach by Fulton of its material obligations without remedy, (ii) a significant change in the NEO's authority, duties, compensation or benefits or (iii) a relocation of the NEO outside a specified distance from where the NEO previously was based.

- "Retirement" means the NEO terminates employment with Fulton after the NEO has achieved the earlier of: (i) age 60 with at least ten years of service to Fulton or any affiliate or (ii) age 62 with at least five years of service to Fulton or any affiliate.

- "Without Cause" means any reason other than for Cause.

Voluntary Termination. In the event an NEO's employment is voluntarily terminated by the NEO other than for Good Reason or Retirement, Fulton's obligations are limited to the payment of the NEO's earned but unpaid base salary, together with any applicable expense reimbursements and all earned but unpaid benefits and vested benefits (collectively, the "**Accrued**

Obligations"). No other payments are required, and any unvested time-based restricted stock units and Performance Shares are forfeited by the NEO unless the voluntary termination is also a Retirement.

Termination for Good Reason or Without Cause. If an NEO terminates his or her employment for Good Reason or the NEO's employment is terminated by Fulton Without Cause, other than in connection with a Change in Control then in addition to the Accrued Obligations, the NEO is entitled to receive the NEO's base salary for a period of one year, plus any vested and unpaid cash bonus for the prior fiscal year plus a cash bonus for the fiscal year in which the termination date occurs at the target payout level, pro-rated to the date of termination, except that Mr. Myers is entitled to receive his base salary for two years (paid over two years). The NEO and his or her spouse and eligible dependents are permitted to participate in employee health and other benefit plans for which the NEO is eligible during this one-year period (or two years, in the case of Mr. Myers). If Fulton is unable to continue the NEO's participation in any employee benefit plan, the NEO will be compensated in an amount equal to the cost Fulton would have incurred had the NEO been eligible to participate in the plan plus an amount equal to the applicable individual income taxes due on such amount. Unvested Performance Shares are forfeited.

Termination for Cause. If an NEO's employment is terminated for Cause, Fulton is not obligated to make any further payments to the NEO, other than the Accrued Obligations. Unvested time-based RSUs and Performance Shares are forfeited.

Retirement or Disability. In the event an NEO terminates his or her employment due to Retirement, the NEO is entitled to receive the Accrued Obligations, unvested time-based restricted stock units vest and Performance Shares remain outstanding and will vest based on achievement of the relevant performance goals.

In the event of a termination due to an NEO's Disability, the NEO is entitled to receive an amount equal to at least six months' base salary as in effect immediately prior to the date of the Disability. After this six-month salary continuation period, for as long as the NEO continues to be disabled, the NEO will continue to receive at least 60% of the NEO's base salary until the earlier of the NEO's death or December 31 of the calendar year in which the NEO attains age 65 (the first $20,000 per month of this benefit is paid under our long-term disability policy generally applicable to all benefits-eligible employees, and the remainder is paid by Fulton). The NEO will also receive those benefits customarily provided by Fulton to disabled former employees through the earlier of December 31 of the year the NEO turns 65 and the NEO's death including, but not limited to, life, medical, health and accident insurance. In addition, upon a termination of an NEO's employment due to Disability, unvested RSUs automatically vest and unvested Performance Shares vest either on an accelerated basis, subject to the HR Committee's determination of the extent to which the performance goals have been met, or vest subject to the achievement of the relevant performance goals.

Death. In the event certain NEOs die while actively employed by Fulton, such NEO's estate or beneficiaries are eligible for a payment from Fulton (in addition to the Accrued Obligations) equal to two times the NEO's base salary (plus an amount equal to applicable individual income taxes due on such amounts) pursuant to individual death benefit agreements between Fulton and that NEO. The NEO's spouse and eligible dependents are permitted to participate in employee health benefit plans for which the NEO was eligible for a two-year period. If Fulton is unable to continue the NEO's beneficiaries' participation in any employee benefit plan, the beneficiary will be compensated in an amount equal to the cost Fulton would have incurred had the beneficiary been eligible to participate in the plan. In addition, under the terms of their respective death benefit agreements, Mr. Myers and Ms. Snyder would each receive a reduced, post-retirement death benefit of $5,000. The other NEOs are not eligible for any post-retirement death benefit. Further, in the event of the death of an NEO, unvested RSUs automatically vest and unvested Performance Shares vest either on an accelerated basis, subject to the HR Committee's determination of the extent to which the performance goals have been met, or vest subject to the achievement of the relevant performance goals.

Change in Control − NEOs other than Mr. Myers. If, during the period beginning 90 days before a Change in Control and ending two years after such

Change in Control, an NEO is terminated by Fulton Without Cause or an NEO resigns for Good Reason, Fulton is required to pay the NEO (in addition to the Accrued Obligations) a lump sum payment equal to two times the sum of the NEO's: (i) annual base salary immediately before the Change in Control and (ii) the highest annual cash bonus or other cash incentive compensation awarded to the NEO over the prior three years. The NEO is also entitled to receive: (i) an amount equal to that portion of the 401(k) Plan or DCP contributions for the NEO which did not vest plus an amount equal to the applicable individual income taxes due on such amount, (ii) an amount equal to two years of Fulton retirement plan contributions to each tax qualified or nonqualified retirement plan in which the NEO was a participant immediately prior to the NEO's termination or resignation, (iii) payment of up to $10,000 for outplacement services and (iv) continuation of other employee welfare benefits for a period of two years.

Change in Control − Mr. Myers. With respect to Mr. Myers, if during the period beginning 90 days before a Change in Control and ending two years after such Change in Control, Mr. Myers is terminated by Fulton Without Cause or he resigns for Good Reason, Fulton is required to pay Mr. Myers a lump sum payment equal to three times the sum of Mr. Myers': (i) annual base salary immediately before the Change in Control and (ii) the average annual cash bonus or other cash incentive compensation awarded to Mr. Myers over the past three years. Mr. Myers is also entitled to receive: (i) an amount equal to that portion of the 401(k) Plan or DCP contributions for Mr. Myers which did not vest plus an amount equal to applicable individual income taxes due on such amount, (ii) an amount equal to two years of Fulton retirement plan contributions to each tax qualified or nonqualified retirement plan in which Mr. Myers was a participant immediately prior to Mr. Myers' termination or resignation, (iii) payment of up to $10,000 for outplacement services and (iv) continuation of other employee welfare benefits for a period of two years.

The NEOs are not entitled to receive continuation of other executive perquisites, but, the NEOs have the ability to purchase, at book value, any employer-provided automobile used by the NEO at the time of his or her termination.

2025 NEO Change in Control and Termination Table

NEO	Voluntary Termination or Termination for Cause	Termination Without Cause or for Good Reason – Not in Connection With a Change in Control[4]	Termination Without Cause or for Good Reason – in Connection With a Change in Control[5]	Termination Due to Retirement[6]	Termination Due to Disability[7]	Termination Due to Death[8]
Potential Payments as of December 31, 2025						
Curtis J. Myers						
Cash ($)	-	4,033,846	5,152,096	-	3,022,466	2,000,000
Equity ($)[1]	-	1,562,104	6,322,845	-	6,322,845	6,322,845
Pension/NQDC Contributions ($)[2]	-	-	202,742	-	-	-
Perquisites and Benefits ($)[3]	-	32,274	42,274	-	118,899	32,274
Tax Reimbursement ($)	-	-	-	-	-	1,280,291
TOTAL ($)	-	5,628,224	11,719,957	-	9,464,210	9,635,410
Richard S. Kraemer						
Cash ($)	-	949,808	1,956,317	-	1,809,562	1,100,000
Equity ($)[1]	-	797,427	1,297,499	-	1,297,499	1,297,499
Pension/NQDC Contributions ($)[2]	-	-	-	-	-	-
Perquisites and Benefits ($)[3]	-	20,603	51,207	-	358,631	41,207
Tax Reimbursement ($)	-	-	-	-	-	704,160
TOTAL ($)	-	1,767,838	3,305,023	-	3,465,692	3,142,866
Angela M. Snyder						
Cash ($)	-	1,032,923	2,056,317	-	663,123	1,200,000
Equity ($)[1]	-	-	2,093,978	2,093,978	2,093,978	2,093,978
Pension/NQDC Contributions ($)[2]	-	-	105,359	-	-	-
Perquisites and Benefits ($)[3]	-	16,137	42,274	-	54,703	32,274
Tax Reimbursement ($)	-	-	-	-	-	768,175
TOTAL ($)	-	1,049,060	4,297,929	2,093,978	2,811,805	4,094,427
Andrew B. Fiol						
Cash ($)	-	723,678	1,354,592	-	538,685	900,000
Equity ($)[1]	-	335,349	1,505,082	-	1,505,082	1,505,082
Pension/NQDC Contributions ($)[2]	-	-	69,080	-	-	-
Perquisites and Benefits ($)[3]	-	20,924	51,847	-	226,336	41,847
Tax Reimbursement ($)	-	-	-	-	-	576,131
TOTAL ($)	-	1,079,951	2,980,602	-	2,270,104	3,023,061

		Potential Payments as of December 31, 2025				
NEO	**Voluntary Termination or Termination for Cause**	**Termination Without Cause or for Good Reason – Not in Connection With a Change in Control[4]**	**Termination Without Cause or for Good Reason – in Connection With a Change in Control[5]**	**Termination Due to Retirement[6]**	**Termination Due to Disability[7]**	**Termination Due to Death[8]**
Meg R. Mueller						
Cash ($)	-	667,266	1,464,480	-	285,922	879,578
Equity ($)[1]	-	348,451	1,580,932	1,580,932	1,580,932	1,580,932
Pension/NQDC Contributions ($)[2]	-	-	35,000	-	-	-
Perquisites and Benefits ($)[3]	-	20,603	51,207	-	64,541	41,207
Tax Reimbursement ($)	-	-	-	-	-	563,058
TOTAL ($)	-	1,036,321	3,131,618	1,580,932	1,931,395	3,064,775

(1) The amounts listed under Equity in this table consists of: (i) Performance Shares and (ii) unvested RSUs, in each case, valued based on the closing price of Fulton's common stock on December 31, 2025, accelerated for certain events as appropriate. For purposes of the value associated with Performance Shares, performance at the target level was assumed.

(2) For those employees that participate, the amounts listed under Pension/NQDC Contributions represent the aggregate dollar value of Fulton's contributions to the 401(k) Plan and the DCP for the NEO over the applicable period.

(3) Perquisites and Benefits include, as applicable: (i) $10,000 for outplacement services in the event of a Change in Control and (ii) the estimated value of health benefit expenses during the severance period. In the case of disability, the number represents the estimated value of health benefit expenses through age 65. In the case of death, the amount represents the estimated value of health benefits expenses for 24 months.

(4) The cash amount listed for each NEO includes a severance payment based on the NEO's 2025 base salary. The amounts listed under Cash assume no discretionary bonus paid to the NEOs and assume the payment of their VCP awards for the prior year.

(5) The cash amounts listed are a multiple of 2025 base salary as of December 31, 2025 and the highest VCP Awards paid for the past three years, except for Mr. Myers which is the average annual VCP Award paid for the past three years. In order to not incur an excise tax under Section 4999 of the Internal Revenue Code relating to a change in control, it is possible that the amounts reported in this column would be reduced if such reduction would result in the NEO retaining a greater after-tax amount of his or her benefits than if no reduction applied and the excise taxes were imposed.

(6) Performance Shares awarded in 2023, 2024 and 2025 provide that the continuous service requirement is waived if an NEO terminates employment when the NEO is Retirement eligible, and performance continues to be measured and the shares may vest based on the original vesting schedule according to the performance level actually achieved. The amounts reported in the "Equity" row assume target level of performance for the 2023, 2024 and 2025 Performance Shares. As of December 31, 2025, only Ms. Snyder and Mueller were Retirement eligible. Unvested RSUs automatically vest in full upon termination of employment due to Retirement.

(7) The cash amount represents six months of base salary followed by 60% of base salary through December 31, of the year in which the NEO reaches age 65 (reduced by $20,000 per month, which is the monthly benefit payable under our long-term disability policy covering our employees generally and is the benefit that each of NEOs would receive). For so long as the NEO continues to be disabled, the NEO will continue to receive at least 60% of the NEO's base salary until the earlier of the NEO's death or December 31 of the calendar year in which the NEO is 65. In the event an NEO terminates employment due to Disability, Performance Shares and unvested RSUs automatically vest.

(8) In the event of a termination of employment as a result of an NEO's death, the NEO's dependents, beneficiaries or estate, as the case may be, receive such survivor's income and other benefits as they may be entitled to under the terms of Fulton's benefit programs, including the life insurance benefit of two times base salary (plus an amount equal to applicable individual income taxes due on such amount) under the "Death Benefits" described on page 45. In addition, unvested RSUs and Performance Shares automatically vest.

2025 Pay Versus Performance Disclosure

Pay Versus Performance Disclosure

Pursuant to Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, Fulton is providing the following information about the relationship between executive compensation actually paid ("**CAP**") to Fulton's principal executive officer ("**PEO**") and non-PEO named executive officers (the "**Non-PEO NEOs**") and certain aspects of the financial performance of Fulton. The HR Committee does not utilize CAP as the basis for making compensation decisions. Please see the CD&A with respect to additional information with respect to our compensation philosophy and how we align executive compensation with our performance.

Pay Versus Performance Table

Year[1] (a)	Summary Compensation Table Total for PEO[2] (b)	Compensation Actually Paid to PEO[3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs[2] (d)	Average Compensation Actually Paid to Non-PEO NEOs[3] (e)	Value of Initial Fixed $100 Investment Based on:[4]		Net Income (GAAP)[6] (h)	Company Selected Metric: Adjusted EPS[7] (i)
					TSR (f)	Peer Group TSR[5] (g)		
2025	$5,184,944	$5,733,586	$1,737,331	$1,881,976	$183.57	$131.30	$392	$2.16
2024	$3,337,831	$4,335,378	$1,178,658	$1,073,637	$177.10	$125.97	$289	$1.68
2023	$2,309,440	$2,862,798	$999,817	$1,196,969	$146.02	$107.92	$284	$1.70
2022	$4,923,557	$5,537,243	$1,541,616	$1,675,245	$142.98	$115.66	$287	$1.76
2021	$4,207,894	$5,365,077	$1,395,455	$1,745,204	$138.94	$142.26	$275	$1.62

(1) Mr. Myers served as the PEO for the entirety of 2025, 2024 and 2023. Mr. Wenger served as the PEO for the entirety of 2022 and 2021. Our Non-PEO NEOs for the applicable years were as follows:

- 2025: Richard S. Kraemer, Angela M. Snyder, Andrew B. Fiol and Meg R. Mueller;
- 2024: Mark R. McCollom, Beth Ann L. Chivinski, Richard S. Kraemer, Karthik K. Sridharan;
- 2023: Mark R. McCollom, Angela M. Snyder, Meg R. Mueller and Beth Ann L. Chivinski;
- 2022: Mark R. McCollom, Curtis J. Myers, Natasha Luddington and Angela M. Snyder; and
- 2021: Curtis J. Myers, Mark R. McCollom, Angela M. Snyder and Meg R. Mueller;

(2) Amounts reported in these columns represent: (i) the total compensation reported in the SCT for the applicable year for the PEO and (ii) the average of the total compensation reported in the SCT for the applicable year for our Non-PEO NEOs.
(3) Amounts reported in these columns represent CAP. Adjustments were made to the amounts reported in the SCT for the applicable year. A reconciliation of the adjustments for the applicable PEO and for the average of the Non-PEO NEOs is set forth in the immediately following table.
(4) TSR is cumulative for the measurement periods beginning on December 31, 2020 and ending on December 31 of each of 2025, 2024, 2023, 2022 and 2021, respectively, calculated in accordance with Item 201(e) of Regulation S-K.
(5) Peer Group total shareholder return ("**Peer Group TSR**") represents the Nasdaq Bank Index, which is used by Fulton for purposes of compliance with Item 201(e) of Regulation S-K.
(6) Amounts in millions.
(7) Adjusted EPS is a Fulton selected measure. Values shown reflect EPS as calculated for purposes of our executive compensation program for the applicable reporting year as set forth in detail under "Non-GAAP Reconciliations" in Annex A to this Proxy Statement. No adjustments to EPS were made for 2021.

	2025		2024		2023		2022		2021	
	PEO Myers	Average Non-PEO NEOs	PEO Myers	Average Non-PEO NEOs	PEO Myers	Average Non-PEO NEOs	PEO Wenger	Average Non-PEO NEOs	PEO Wenger	Average Non-PEO NEOs
Summary Compensation Table Total	**$5,184,944**	**$1,737,331**	**$3,337,831**	**$1,178,658**	**$2,309,440**	**$999,817**	**$4,923,557**	**$1,541,616**	**$4,207,894**	**$1,395,455**
Less Stock Award Value & Option Award Value Reported in SCT for the Covered Year	$2,558,162	$654,024	$1,329,526	$441,951	$954,757	$379,503	$2,076,061	$462,213	$1,305,528	$395,464
Plus Year End Fair Value of Equity Awards Granted During the Covered Year that Remain Outstanding and Unvested as of Last Day of the Covered Year	$2,998,283	$667,385	$1,432,754	$375,360	$1,616,090	$642,375	$2,517,933	$552,934	$1,335,263	$404,470
Plus Year over Year Change in Fair Value as of the Last Day of the Covered Year of Outstanding and Unvested Equity Awards Granted in Prior Years	$172,273	$50,245	$789,392	$177,116	$191,243	$111,252	$233,715	$57,715	$944,182	$285,212
Plus Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Covered Year	-	$98,658	-	$80,075	-	-	-	-	-	-
Plus Year over Year Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested During the Covered Year	($63,752)	($17,618)	$104,927	$27,582	($299,218)	($176,972)	($61,901)	($14,807)	$183,267	$55,530
Minus Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	-	-	-	$323,203	-	-	-	-	-	-

| | 2025 | | 2024 | | 2023 | | 2022 | | 2021 | |
	PEO Myers	Average Non-PEO NEOs	PEO Myers	Average Non-PEO NEOs	PEO Myers	Average Non-PEO NEOs	PEO Wenger	Average Non-PEO NEOs	PEO Wenger	Average Non-PEO NEOs
Plus Value of Dividends or other Earnings Paid on Stock or Option Awards Prior to the Vesting Date Not Otherwise Reflected in Total Compensation for the Covered Year	-	-	-	-	-	-	-	-	-	-
Compensation Actually Paid	$5,733,586	$1,881,976	$4,335,378	$1,073,637	$2,862,798	$1,196,969	$5,537,243	$1,675,245	$5,365,077	$1,745,204

In the table above, the unvested equity values are computed in accordance with ASC Topic 718. For unvested awards subject to performance-based vesting conditions, the change in equity value is determined based on the probable outcome of such performance-based vesting conditions as of the last day of the covered year.

Performance Measures Used to Link Company Performance and CAP

The following is a list of performance measures that represent the most important performance measures used by Fulton to link 2025 CAP to the NEOs to performance:

- TSR;
- Adjusted EPS;
- Adjusted ROE; and
- Adjusted Operating Expenses/Average Assets.

Pay Versus Performance Charts

Relationship between CAP and TSR. The graph below illustrates the relationship between Fulton's TSR and the Peer Group TSR as well as the relationship between TSR and CAP for the PEO and average Non-PEO NEOs.



Relationship between CAP and Net Income. The graph below illustrates the relationship between Fulton's Net Income and CAP for the PEO and average Non-PEO NEOs.



Relationship between CAP and Adjusted EPS. The graph below illustrates the relationship between Fulton's Adjusted EPS and CAP for the PEO and average Non-PEO NEOs.



PROPOSAL 3

Ratification of Independent Auditor

Proposal

Fulton's Audit Committee selected KPMG to continue as Fulton's independent auditor for the fiscal year ending December 31, 2026. Although shareholder approval of the selection of KPMG is not required by our organizational documents, the Board believes that it is advisable to allow our shareholders an opportunity to ratify this selection as it is consistent with sound corporate governance practices.

If Fulton's shareholders do not approve this proposal at the Annual Meeting, then the Audit Committee may consider the appointment of another independent auditor, but it is not required to do so.

Representatives of KPMG will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so, and to respond to appropriate questions.

 The Board unanimously recommends that shareholders vote "**FOR**" the ratification of the appointment of KPMG as Fulton's independent auditor for the fiscal year ending December 31, 2026.

Vote Required

The affirmative vote of a majority of the shares for which votes are cast on the proposal at the Annual Meeting is needed to approve this proposal. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal. Further, the failure to vote, either by

proxy or in person, will not have an effect on this proposal. Unless instructions to the contrary are specified in a proxy properly voted and returned through available channels, the proxies will be voted "**FOR**" this proposal.

Relationship with Independent Public Accountants

Independent Auditor

On February 17, 2026, Fulton's Audit Committee approved the appointment of KPMG for the fiscal year ended December 31, 2025. The Audit Committee carefully considered KPMG's qualifications and the services requiring independence. The Audit Committee determined that such services did not impair the independence of KPMG.

Fees

For the years ended December 31, 2025 and December 31, 2024, Fulton engaged KPMG, independent registered public accountants, to audit Fulton's financial statements. KPMG has served as Fulton's independent auditor since 2002. The fees incurred for services rendered by KPMG for the years ended December 31, 2025 and 2024 are summarized in the following table:

Services and Fees	2025	2024
Audit Fees – Annual Audit and Quarterly Reviews[1]	$2,198,000	$3,480,000
Audit Fees – Issuance of Comfort Letters and Consents	135,000	225,000
Audit Fees – Statutory Audit	64,600	62,800
Audit Fees Subtotal	2,397,600	3,767,800
Audit-Related Fees – Attestation	-	450,000
Tax Fees	68,900	66,500
All Other Fees	-	-
TOTAL	$2,466,500	$4,284,300

(1) Amounts are based upon the audit engagement letter and additional fees paid. We do not anticipate final billings to differ significantly from the amounts presented above.

Audit Fees. Fees related to the integrated audit of Fulton's annual financial statements for the years ended December 31, 2025 and 2024, and for the reviews of the financial statements included in Fulton's quarterly reports on Form 10-Q and 10-K for 2025 and 2024.

Audit-Related Fees. Audit related fees for 2025 and 2024 relate to attestation engagements, of which there were none in 2025.

Tax Fees. Tax fees were paid for tax services relating to federal and state tax matters.

All Other Fees. There were no other fees for 2025 or 2024.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approved all fees paid to KPMG in 2025 and 2024. The Audit Committee pre-approves all auditing and permitted non-auditing services, including the fees and terms thereof, to be performed by KPMG, subject to de minimis exceptions for non-auditing services permitted by the Exchange Act. The Audit Committee recommended to the Board that the financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2025.

Audit Committee Report

The Audit Committee reviewed and discussed with management Fulton's audited financial statements as of, and for the year ended, December 31, 2025.

The Audit Committee discussed with representatives of KPMG, Fulton's independent auditor, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") and the SEC.

The Audit Committee received, reviewed and discussed with KPMG the written disclosures and the letter from the independent auditor required by applicable PCAOB requirements regarding the independent auditor's communications.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements of Fulton for 2025 be included in Fulton's Annual Report on Form 10-K for the year ended December 31, 2025.

Denise L. Devine, Chair
Antoinette M. Pergolin, Vice Chair
Michael F. Shirk
Ronald H. Spair

MEETING AND OTHER INFORMATION

Date, Time and Place of the Annual Meeting

The Annual Meeting will be held Thursday, May 28, 2026, at 10:00 a.m. eastern time at the Lancaster Marriott at Penn Square, 25 South Queen Street, Lancaster, Pennsylvania 17603. To vote at the Annual Meeting, please go to www.proxyvote.com.

Registered and beneficial shareholders may choose to attend the Annual Meeting in person. Each person attending the Annual Meeting must bring his or her proof of ownership and a valid photo identification.

Notice of Internet Availability of Proxy Materials

In accordance with rules adopted by the SEC, except for shareholders who have requested otherwise, we have generally mailed to our shareholders a Notice of Internet Availability of Proxy Materials (the "**Notice of Internet Availability**"). The Notice of Internet Availability provides instructions for either: (i) accessing our proxy materials, including the Notice of Annual Meeting of Shareholders (the "**Notice**") and Proxy Statement, the 2025 Annual Report to Shareholders, which includes our Annual Report on Form 10-K for the year ended December 31, 2025 (collectively, the "**Proxy Materials**"), at the website address referred to in the Notice of Internet Availability or (ii) requesting printed copies of the Proxy Materials by mail or electronically. If you would like to receive a paper or electronic copy of our Proxy Materials for this Annual Meeting or for future meetings, you should follow the instructions for requesting such materials included in the Notice.

The Board provided the Notice and is making the Proxy Materials available to you in connection with the Annual Meeting. As a shareholder of record on the Record Date, you are invited to attend the Annual Meeting and are entitled to, and requested to, vote on the proposals described in this Proxy Statement.

Information Contained in Proxy Statement

The information relates to the proposals to be voted on at the Annual Meeting, the voting process, compensation of our directors and most highly paid executives, and certain other required information.

Shareholders Eligible to Vote and Attend the Annual Meeting

Only those shareholders of record at the close of business on the Record Date will be entitled to receive notice of, attend and vote at the Annual Meeting.

Attendance at the Annual Meeting will be limited to shareholders of record at the close of business on the Record Date.

Shares Eligible to be Voted

At the close of business on the Record Date, Fulton had 179,860,562 shares of common stock outstanding and entitled to vote.

Vote Required

The vote required for each proposal presented at the Annual Meeting and the effect of uninstructed shares and abstentions on each proposal is as follows:

Proposal	Vote Requirement	Effect of Abstentions	Effect of Broker Non-Votes	You May Vote
1. Election of Directors	Highest number of votes cast	No effect	No effect	For or Withhold
2. Advisory vote on executive compensation	Majority of the votes cast	No effect	No effect	For, Against or Abstain
3. Ratification of independent auditor	Majority of the votes cast	No effect	No effect	For, Against or Abstain

Quorum Requirement

The holders of a majority of Fulton's outstanding shares of common stock must be present in person or by proxy at the Annual Meeting to constitute a quorum. Abstentions and broker non-votes (i.e., proxies from banks, brokers or other nominees) will be counted as being present for purposes of determining a quorum. Proxies returned without voting instructions will not be counted for purposes of determining a quorum.

A majority of the votes cast at a meeting at which a quorum is present is required in order to approve any matter submitted to a vote of the shareholders except for: (i) the election of directors, in which the director nominees receiving the highest number of votes "for" will be elected or (ii) in cases where the vote of a greater number of shares is required by law or under Fulton's Articles of Incorporation or Bylaws. Each share is entitled to one vote on all matters submitted to a vote of the shareholders.

Broker Non-Votes

If a broker indicates on the proxy card that it does not have authority to vote certain shares held in "street name," the shares not voted are referred to as "broker non-votes." Broker non-votes occur when brokers do not have discretionary voting authority to vote certain shares held in "street name" on particular proposals, and the "beneficial owner" of those shares has not instructed the broker how to vote on those proposals. If you are a beneficial owner and you do not provide instructions to your broker, bank or other nominee, your broker, bank or other nominee is permitted to vote your shares for or against "routine" matters such as Proposal 3. All of the matters on which shareholders will be asked to vote on at the Annual Meeting, with the exception of Proposal 3, are "non-routine" matters. Broker non-votes will not be counted as votes cast and will have no effect on the voting of non-routine matters.

How to Vote

There are several ways to vote your shares:

- **By mail.** If you received printed Proxy Materials, you may submit your proxy card by completing, signing and dating each proxy card received and returning it in the prepaid envelope. Proxy

cards submitted by mail must be received no later than 11:59 p.m. eastern time on May 27, 2026 to be voted at the Annual Meeting;

- **By mobile device.** Scan the QR code;

- **By telephone.** Instructions are shown on your proxy card or Notice;

- **Via the Internet.** Instructions are shown on your proxy card or Notice; and

- **At the Annual Meeting.** You may vote your shares at the Annual Meeting by casting a ballot or voting online by following the instructions on the Proxy Materials sent to you.

If you are a beneficial owner of Fulton common stock, you should receive the Notice or voting instructions from your broker or other nominee holding your shares. In accordance with SEC rules, unless a shareholder elected to receive a paper copy of Fulton's Proxy Materials, Fulton is furnishing Proxy Materials to Fulton's shareholders via the Internet at www.proxyvote.com. Electronic delivery expedites the receipt of proxy materials, significantly lowers costs, and helps us conserve natural resources. If you hold shares in "street name" or "nominee name" with a bank or broker, then you should instruct your bank or broker how to vote your shares and follow the voting procedures required by your bank or broker to vote your shares.

If you submit a proxy card properly signed, dated and returned through available channels without giving specific voting instructions, the proxies will vote the shares as recommended by the Board.

Revoking or Changing Your Vote

The execution and return of the enclosed proxy card, or voting by another method, will not affect a shareholder's right to attend, and vote at, the Annual Meeting. A shareholder may revoke his or her proxy before it is counted at the Annual Meeting by: (i) delivering written notice to the Corporate Secretary, (ii) sending a new proxy card before his or her shares are voted at the Annual Meeting or (iii) voting by another method before the deadline set forth on the proxy card. Unless revoked, any proxy given pursuant to this solicitation will be voted at the Annual Meeting in accordance with the shareholder's written instructions.

The Cost of the Proxy Solicitation

This Proxy Statement is furnished in connection with the solicitation of proxies. Fulton is making this solicitation and will pay the cost of preparing, assembling, printing, mailing and distributing Proxy Materials and soliciting votes for the Annual Meeting. The solicitation of proxies or votes may be made in person, by mail, mobile device, telephone or by electronic communication by Fulton's directors, officers and employees who will not receive any compensation for such solicitation activities. Fulton will reimburse brokers and other nominees for costs incurred by them in mailing Proxy Materials in accordance with applicable laws. Fulton has engaged Alliance Advisors to assist in the solicitation of proxies at a cost of approximately $8,000, plus reimbursement for reasonable out-of-pocket expenses.

How to Obtain Fulton's Corporate Governance Information

Our corporate governance information is available on our website at www.fultonbank.com under the "Investor Relations" section. Our shareholders may also obtain written copies of our materials at no cost by writing to the Corporate Secretary at One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604.

Sign Up for Electronic Delivery

If you would like to save paper and reduce the costs we incur in printing and mailing Proxy Materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com and follow the instructions.

COMPANY DOCUMENTS AND OTHER MATTERS

Shareholder Proposals

Shareholder proposals intended to be considered for inclusion in Fulton's proxy statement for the 2027 Annual Meeting must be received by Fulton's Corporate Secretary at One Penn Square, P.O. Box 4887, Lancaster, Pennsylvania 17604 no later than December 2, 2026, 120 calendar days prior to the anniversary date that this Proxy Statement is released to shareholders in connection with the Annual Meeting, and must satisfy the other requirements of Rule 14a-8 under the Exchange Act regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

Shareholder proposals to be considered at the 2027 Annual Meeting but not included in our Proxy Materials must be received by our Corporate Secretary no later than February 15, 2027 to be considered timely.

Procedure for Shareholder Nominations

Our Bylaws permit shareholders to nominate directors for consideration at an annual meeting. To nominate a director for consideration at an annual meeting (but not for inclusion in our proxy statement), a nominating shareholder must provide the information required by our Bylaws and give timely notice of the nomination to Fulton's Corporate Secretary in accordance with our Bylaws, and each nominee must meet the qualifications required by our Bylaws. To nominate a director for consideration at the 2027 Annual Meeting, the notice must be received by Fulton's Corporate Secretary no later than December 2, 2026, 120 days prior to the date that this Proxy Statement is released to shareholders in connection with the Annual Meeting, unless the date of the 2027 Annual Meeting is changed by more than 30 days from May 28, 2027, the one-year anniversary of Fulton's Annual Meeting, in which case the proposal must be received a reasonable time before Fulton begins to print and send our Proxy Materials.

In addition, SEC Rule 14a-19 requires inclusion on our proxy card of all nominees for director for whom we have received notice under the rule, which must be received no later than 60 calendar days prior to the first anniversary of the preceding year's annual meeting.

For the proxy card relating to the 2027 Annual Meeting, notice must be received by Fulton's Corporate Secretary of a shareholder's intent to solicit proxies and the names of their nominees no later than March 29, 2027 for the 2027 Annual Meeting. Such notice must comply with the requirements set forth in our Bylaws and the additional requirements of Rule 14a-19(b).

Annual Report

A copy of our Annual Report, including the financial statements and schedules, is available without charge to shareholders on our website at www.fultonbank.com in the "Investor Relations" section, from the website www.proxyvote.com, from the SEC at its website at www.sec.gov and upon written request addressed to the Corporate Secretary: Fulton Financial Corporation, Attention Corporate Secretary, P.O. Box 4887, One Penn Square, Lancaster, Pennsylvania 17604.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for annual reports, proxy statements, and Notices of Internet Availability with respect to two or more shareholders sharing the same address by delivering a single annual report, proxy statement, and Notice of Internet Availability addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Only one Proxy Statement is being delivered to multiple shareholders sharing an address unless we receive contrary instructions from one or more of the shareholders. If you are eligible for householding and wish to receive one copy for all eligible shareholders in your household, or if you are receiving multiple copies of this Proxy Statement and wish to receive only one, then you may make a written request to the Corporate Secretary: Fulton Financial Corporation, Attention Corporate Secretary, P.O. Box 4887, One Penn Square, Lancaster, Pennsylvania 17604 or call 717-291-2411.

Other Matters

The Board knows of no business that will be presented for consideration at the Annual Meeting other than as stated in the Notice. If, however, other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented thereby on such matters in accordance with his or her best judgment

ANNEX A

Non-GAAP Reconciliations

Fulton uses certain financial measures in this Proxy Statement that have been derived from methods other than GAAP to provide meaningful supplemental information regarding its operational performance and to enhance the overall understanding of such financial performance. The non-GAAP measures used herein include Adjusted EPS, Adjusted ROE, Adjusted Operating Expense/ Average Assets and Adjusted Efficiency Ratio.

Fulton has presented these non-GAAP financial measures because Fulton's management believes that these measures provide useful and comparative information to assess trends in Fulton's results of operations. Presentation of these non-GAAP financial measures is consistent with how Fulton evaluates its performance internally, and these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that these non-GAAP financial measures, in addition to GAAP measures, are also useful to investors to evaluate Fulton's results. Shareholders should recognize that Fulton's presentation of these non-GAAP financial measures might not be comparable to similarly-titled measures of other companies, and that these non-GAAP financial measures should not be considered a substitute for GAAP-basis measures. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measure are set forth below:

	2025	2024	2023
Adjusted net income available to common shareholders	(dollars and shares in thousands)		
Net income available to common shareholders	$381,361	$278,495	$274,032
Less: Other	(5,858)	(419)	1,855
Plus: Loss on securities restructuring	-	20,282	-
Plus: Acquisition-related and merger-related expenses	1,182	37,635	-
Plus: Core deposit intangible amortization	22,010	-	-
Plus: Federal Deposit Insurance Corporation ("**FDIC**") special assessment	(95)	940	6,494
Less: Gain on sale-leaseback transaction	-	(20,266)	-
Plus: FultonFirst implementation and asset disposals	2,271	32,038	3,197
Less: Tax impact of adjustments	(4,097)	(14,744)	(2,425)
Less: Republic First Bank transaction impact	-	(50,455)	-
Less: Common stock issuance impact	-	(7,448)	-
Adjusted net income available to common shareholders (numerator)	$396,774	$276,058	$283,153
Weighted average shares (diluted)	183,289	177,223	166,769
Less: Impact of common stock issuance	-	(12,673)	-
Adjusted weighted average shares (diluted) (denominator)	183,289	164,550	166,769
Adjusted net income available to common shareholders, per share (diluted)	**$2.165**	**$1.678**	**$1.698**

Adjusted return on common shareholders' equity	2025
	(dollars in thousands)
Net income available to common shareholders	$381,361
Less: Other	(5,858)
Plus: Acquisition-related expenses	1,182
Plus: Core deposit intangible amortization	22,010
Plus: FDIC special assessment	(95)
Plus: FultonFirst implementation and asset disposals	2,271
Less: Tax impact of adjustments	(4,097)
Adjusted net income available to common shareholders (numerator)	$396,774
Average shareholders' equity	$3,346,630
Less: Average preferred stock	(192,878)
Average common shareholders' equity (denominator)	$3,153,752
Adjusted return on common shareholders' equity	**12.581%**

Adjusted operating expense/average assets	2025
	(dollars in thousands)
Total non-interest expense	$791,829
Less: Intangible amortization	(22,462)
Plus: Acquisition-related expenses	(1,182)
Less: FDIC special assessment	95
Less: FultonFirst implementation and asset disposals	(2,271)
Adjusted total non-interest expense (numerator)	$766,009
Average assets (denominator)	$31,952,633
Adjusted operating expense/average assets	**2.405%**

Adjusted efficiency ratio	2025 (dollars in thousands)
Total non-interest expense	$791,829
Less: FDIC special assessment	95
Less: Intangible amortization	(22,462)
Less: FultonFirst implementation and asset disposals	(2,271)
Less: Acquisition-related expenses	(1,182)
Adjusted total non-interest expense (numerator)	$766,009
Net interest income	$1,036,347
Tax equivalent adjustment	17,680
Plus: Total non-interest income	276,766
Less: Other revenue	(258)
Plus: Investment securities losses, net	2
Adjusted total revenue (denominator)	$1,330,537
Adjusted efficiency ratio	57.571%

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025, or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-39680

_____

FULTON FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	23-2195389
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

One Penn Square P. O. Box 4887 Lancaster, Pennsylvania	17604
(Address of principal executive offices)	(Zip Code)

(717) 291-2411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, $2.50 par value	FULT	The Nasdaq Stock Market, LLC
Depositary Shares, Each Representing 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	FULTP	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and " emerging growth company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☒	Emerging growth company ☐	☐
Non-accelerated filer ☐	Smaller reporting company ☐	☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting Common Stock held by non-affiliates of the registrant, based on the average bid and asked prices on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $3.2 billion. The number of shares of the registrant's Common Stock outstanding on February 24, 2026 was 180,010,562.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement of the Registrant for the Annual Meeting of Shareholders to be held on May 28, 2026 are incorporated by reference in Part III.

TABLE OF CONTENTS

Description		Page

Note: Some numbers contained in this Report may not sum due to rounding

FULTON FINANCIAL CORPORATION

GLOSSARY OF DEFINED ACRONYMS AND TERMS

2024 Repurchase Program	The authorization, commencing on January 1, 2024 and expiring on December 31, 2024, to repurchase up to $125.0 million of the Corporation's common stock; under this authorization, up to $25.0 million of the $125.0 million may be used to repurchase the Corporation's preferred stock and outstanding subordinated notes
2025 Proxy Statement	Definitive Proxy Statement for the Corporation's 2025 Annual Meeting of Shareholders
2025 Repurchase Program	The authorization, commencing on January 1, 2025 and expiring on December 31, 2025, to repurchase up to $125.0 million of the Corporation's common stock; under this authorization, up to $25.0 million of the $125.0 million authorization may be used to repurchase the Corporation's preferred stock and outstanding Subordinated Notes due 2030
2026 Repurchase Program	The authorization, commencing on January 1, 2026 and expiring on January 31, 2027, to repurchase up to $150.0 million of the Corporation's common stock; under this authorization, up to $25.0 million of the $150.0 million authorization may be used to repurchase the Corporation's preferred stock and outstanding subordinated notes
ACL	Allowance for credit losses
Acquisition Date	April 26, 2024, the date of the Republic First Transaction
AFS	Available for sale
ALCO	Asset/Liability Management Committee
AML	Anti-Money Laundering
AOCI	Accumulated other comprehensive (loss) income
APR	Annual Percentage Rate
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
ATM	Automated Teller Machine
Basel Committee	Basel Committee on Banking Supervision
Basel III Rules	Risk-based requirements and rules issued by federal banking agencies
BHCA	Bank Holding Company Act of 1956, as amended
Blue Foundry	Blue Foundry Bancorp
Blue Foundry Bank	A New Jersey-chartered stock savings bank and a wholly-owned subsidiary of Blue Foundry
BMA	Bank Merger Act
bp or bps	Basis point(s)
BSA	Bank Secrecy Act of 1970, as amended
Capital Rules	Regulatory capital requirements applicable to the Corporation and Fulton Bank
CCPA	California Consumer Privacy Act
CDI	Core Deposit Intangible
CECL	Current Expected Credit Losses
CECL Day 1 Provision	Initial provision for credit losses required on non-PCD Loans acquired in the Republic First Transaction in 2024
CECL Transition Rule	Amendments to the Capital Rules adopted by the federal banking agencies that delay the estimated impact on regulatory capital from the adoption of CECL
CET1	Common Equity Tier 1
CFPB	Consumer Financial Protection Bureau
CFTC	Commodity Futures Trading Commission
CIRST	Cyber incident response support team

CISO	Chief Information Security Officer
Corporation, Company, we, our, or us	Fulton Financial Corporation
COVID-19	Coronavirus
CPI	Consumer Price Index
CRA	Community Reinvestment Act
CTA	Corporate Transparency Act of 2019
DIF	Federal Deposit Insurance Fund
Directors' Plan	Amended and Restated 2023 Director Equity Plan
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
DOJ	U.S. Department of Justice
DOL	U.S. Department of Labor
DTI	Debt-to-income
DTAs	Deferred Tax Assets
EAD	Exposure at default
Economic Growth Act	Economic Growth, Regulatory Relief, and Consumer Protection Act
ECOA	Equal Credit Opportunity Act
EEOC	Equal Employment Opportunity Commission
Employee Equity Plan	2022 Amended and Restated Equity and Cash Incentive Compensation Plan
ESPP	Employee Stock Purchase Plan
ETR	Effective tax rate
Exchange Act	Securities Exchange Act of 1934, as amended
FAS	Statement of Financial Accounting Standards
FASB	Financial Accounting Standards Board
Fannie Mae	Federal National Mortgage Association
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act
Fed Funds Rate	Target Federal Funds Rate
Federal Reserve Board	Board of Governors of the Federal Reserve System
FHLB	Federal Home Loan Bank
FinCEN	Financial Crimes Enforcement Network
FinTechs	Financial Technology Companies
FOMC	Federal Open Market Committee
Foreign Currency Nostro Accounts	Foreign currency with international correspondent banks
FRB	Federal Reserve Bank
FSOC	Financial Stability Oversight Council
FTE	Fully taxable-equivalent
Fulton Bank or the Bank	Fulton Bank, N.A.
FultonFirst	Strategic initiative implemented by the Corporation
GAAP	U.S. generally accepted accounting principles
GLBA	Gramm-Leach-Bliley Act
GSEs	U.S. Government sponsored enterprises or agencies
H.R. 1	The reconciliation bill titled "An Act to provide for reconciliation pursuant to Title II of H. Con. Res. 14," formerly titled the "One Big Beautiful Bill Act"
HTM	Held to maturity
HUD	U.S. Department of Housing and Urban Development
ICIRP	Integrated cybersecurity incident response plan

IDI	Insured depository institution
LGD	Loss given default
LTV	Loan-to-value
Management's Discussion	Management's Discussion and Analysis of Financial Condition and Results of Operations
Merger	The proposed merger of Blue Foundry with and into the Corporation, with the Corporation continuing as the surviving corporation
Merger Agreement	Agreement and Plan of Merger, dated as of November 24, 2025 between the Corporation and Blue Foundry
MSRs	Mortgage servicing rights
Net loans	Loan and lease receivables (net of unearned income)
NIM	Net interest margin
NIST	National Institute of Standards and Technology
N/M	Not meaningful
NMTC	New Market Tax Credits
OBS	Off-balance-sheet
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income (loss)
OREO	Other real estate owned
P and A Agreement	Agreement for the acquisition of substantially all of the assets and assumption of substantially all of the deposits and certain liabilities of Republic First Bank dated as of April 26, 2024, between the Corporation and the FDIC, as receiver of Republic First Bank
Parent Company	Fulton Financial Corporation individually
Patriot Act	USA PATRIOT Act of 2001
PCD	Purchased with more-than-insignificant credit deterioration
PCD Loans	Loans purchased with more-than-insignificant credit deterioration
PD	Probability of default
Pension Plan	Fulton Financial Affiliates' Defined Benefit Pension Plan
Postretirement Plan	Postretirement Benefits Plan
Prudential Bancorp	Prudential Bancorp, Inc.
Prudential Bancorp Pension Plan	The Pentegra Defined Benefits Plan for Financial Institutions, a multiemployer defined benefit pension plan
PSU	Performance-based restricted stock unit
Republic First Bank	Republic First Bank, doing business as Republic Bank
Republic First Assets and Liabilities	The assets acquired and liabilities assumed of Republic First Bank by Fulton Bank in connection with the Republic First Transaction
Republic First Transaction	The acquisition of substantially all of the assets and assumption of substantially all of the deposits and certain liabilities of Republic First Bank by Fulton Bank from the FDIC, as receiver for Republic First Bank
QM	Qualified mortgage
RESPA	Real Estate Settlement Procedures Act
Risk Committee	Risk Committee of the Corporation's Board of Directors
ROU	Right-of-use
RSU	Restricted stock unit
RWA	Risk-weighted assets
S&P 500	Standard and Poor's 500 index
SAB	Staff Accounting Bulletin
Sale-Leaseback Transaction	Sale of 40 financial center office locations to certain affiliates of Blue Owl Capital Inc. with concurrent agreements to lease each of the locations
SBA	Small Business Administration

SEC	U.S. Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate
Subordinated Notes due 2030	The Corporation's 3.250% Fixed-to-Floating Rate Subordinated Notes due 2030
Tax Act	Tax Cuts and Jobs Act of 2017
Tax Code	U.S. Internal Revenue Code of 1986, as amended
TCI	Tax credit investment
TDR	Troubled debt restructuring
TruPS	Trust Preferred Securities
TILA	Truth in Lending Act
U.S.	United States of America
UST	United States Treasury
VIEs	Variable Interest Entities
Volcker Rule Regulators	FDIC, Federal Reserve Board, OCC, Commodity Futures Trading Commission and SEC

FORWARD-LOOKING STATEMENTS

The Corporation has made, and may continue to make, certain forward-looking statements with respect to its financial condition, results of operations and business. Do not unduly rely on forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "will," "could," "estimates," "predicts," "potential," "continue," "anticipates," "believes," "plans," "expects," "future," "intends," "projects," the negative of these terms and other comparable terminology. These forward-looking statements may include projections of, or guidance on, the Corporation's future financial performance, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Corporation's business or financial results.

Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, the statements are based on current beliefs, expectations and assumptions regarding the future of the Corporation's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Corporation's control, and actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. The Corporation undertakes no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Many factors could affect future financial results including, without limitation:

- the impact of adverse conditions in the economy and financial markets, including elevated interest rates and trade policies and the imposition of tariffs and retaliatory tariffs, on the performance of the Corporation's loan portfolio and demand for the Corporation's products and services;
- the potential impacts of events affecting the financial services industry on the Corporation, including increased competition for, and costs of, deposits and other funding sources, more stringent regulatory requirements relating to liquidity and interest rate risk management and capital adequacy and increased FDIC insurance expenses;
- the effects of actions by the federal government, including those of the Federal Reserve Board and other government agencies, that impact the money supply and market interest rates;
- the effects of market interest rates, and the relative balances of interest rate-sensitive assets to interest rate-sensitive liabilities, on NIM and net interest income;
- the composition of the Corporation's loan portfolio, including commercial mortgage loans, commercial and industrial loans and construction loans, which collectively represent a majority of the loan portfolio, may expose the Corporation to increased credit risk;
- the effects of changes in interest rates on demand for the Corporation's products and services;
- investment securities gains and losses, including declines in the fair value of securities which may result in charges to earnings or shareholders' equity;
- the effects of changes in interest rates or disruptions in liquidity markets on the Corporation's sources of funding;
- capital and liquidity strategies, including the Corporation's ability to comply with applicable capital and liquidity requirements, and the Corporation's ability to generate capital internally or raise capital on favorable terms;

- the effects of competition on deposit rates and growth, loan rates and growth and NIM;
- possible goodwill impairment charges;
- the impact of operational risks, including the risk of human error, inadequate or failed internal processes and systems, computer and telecommunications systems failures, faulty or incomplete data and an inadequate risk management framework;
- the loss of, or failure to safeguard, confidential or proprietary information;
- the Corporation's failure to identify and adequately and promptly address cybersecurity risks, including data breaches and cyberattacks;
- the impact of failures of third-party vendors upon which the Corporation relies to perform in accordance with contractual arrangements and the effects of concerns about other financial institutions on the Corporation;
- the potential to incur losses in connection with repurchase and indemnification payments related to sold loans;
- the potential effects of climate change on the Corporation's business and results of operations;
- the potential effects of increases in non-performing assets, which may require the Corporation to increase the ACL, charge-off loans and incur elevated collection and carrying costs related to such non-performing assets;
- the determination of the ACL, which depends significantly upon assumptions and judgments with respect to a variety of factors, including the performance of the loan portfolio, the weighted-average remaining lives of different classifications of loans within the loan portfolio and current and forecasted economic conditions, among other factors;
- the effects of the extensive level of regulation and supervision to which the Corporation and Fulton Bank are subject;
- changes in law, regulation and government policy, which could result in significant changes in banking and financial services regulation;
- the continuing impact of the Dodd-Frank Act on the Corporation's business and results of operations;
- the potential for negative consequences resulting from regulatory violations, investigations and examinations, including potential supervisory actions, the assessment of fines and penalties, the imposition of sanctions, the need to undertake remedial actions and possible damage to the Corporation's reputation;
- the effects of adverse outcomes in litigation and governmental or administrative proceedings;
- the effects of changes in U.S. federal, state or local tax laws;
- the effects of the significant amounts of time and expense associated with regulatory compliance and risk management;
- the Corporation's ability to realize anticipated reductions in non-interest expense and increases in revenue from strategic initiatives implemented from time to time intended to simplify its operating model, improve its relationship banking focus, increase productivity and enhance the customer experience;
- risks related to the Merger including, among others, (i) failure to complete the Merger or unexpected delays related to the Merger, (ii) diversion of management's attention from ongoing business operations and opportunities, (iii) cost savings and any revenue or expense synergies from the Merger may not be fully realized or may take longer than anticipated to be realized, (iv) expenses related to the Merger are greater than expected, and (v) unanticipated challenges or delays in the integration of Blue Foundry Bank's business into Fulton Bank's business and/or the conversion of Blue Foundry Bank's operating systems and customer data;
- completed and potential future acquisitions may affect costs and the Corporation may not be able to successfully integrate the acquired business or realize the anticipated benefits from such acquisitions;
- geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, including the war between Russia and Ukraine and ongoing tensions in the Middle East, which could impact business and economic conditions in the United States and abroad;
- public health crises and pandemics and their effects on the economic and business environments in which the Corporation operates, including on the Corporation's credit quality and business operations, as well as the impact on general economic and financial market conditions;
- the Corporation's ability to achieve its growth plans;
- the Corporation's ability to attract and retain talented personnel;
- the effects of competition from financial service companies and other companies offering bank services;
- the Corporation's ability to keep pace with technological changes;
- the Corporation's reliance on its subsidiaries for substantially all of its revenues and its ability to pay dividends or other distributions;
- the effects of negative publicity on the Corporation's reputation; and
- other factors that may affect future results of the Corporation.

PART I

Item 1. Business

General

The Corporation was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, we became a financial holding company as defined in the GLBA, which gave us the ability to expand our financial services activities under our holding company structure. See "Item 1. Business - *Competition* and - *Supervision and Regulation.*" We directly own 100% of the common stock of Fulton Bank and five non-bank entities.

On November 24, 2025, the Corporation entered into the Merger Agreement with Blue Foundry. Under the terms of the Merger Agreement, Blue Foundry will merge with and into the Corporation, with the Corporation continuing as the surviving corporation. The combined company will operate under the Corporation's name and will trade under the ticker symbol "FULT." Shareholders of Blue Foundry approved the Merger at the Blue Foundry special shareholder meeting on January 29, 2026, and all regulatory approvals required to complete the Merger have been obtained. Subject to the satisfaction of the remaining customary closing conditions in the Merger Agreement, we expect the Merger to close on or about April 1, 2026. Blue Foundry Bank is expected to be merged with and into Fulton Bank in the third quarter of 2026.

On April 26, 2024, Fulton Bank completed the Republic First Transaction.

On July 1, 2022, the Corporation completed the acquisition of 100% of the outstanding common stock of Prudential Bancorp. Prudential Bancorp's wholly-owned subsidiary, Prudential Bank, became our wholly-owned subsidiary. Prudential Bank merged with and into Fulton Bank on November 5, 2022.

Our Internet address is www.fultonbank.com. Electronic copies of our 2025 Annual Report on Form 10-K are available free of charge by visiting "Investor Relations - Financials" at www.fultonbank.com. Electronic copies of Quarterly Reports on Form 10-Q and Current Reports on Form 8-K are also available at this Internet address. These reports, as well as any amendments thereto, are posted on our website as soon as reasonably practicable after they are electronically filed with the SEC. The information contained on our website or in any websites linked by our website is not a part of this 2025 Annual Report on Form 10-K.

Banking and Financial Services

Through our banking subsidiary, Fulton Bank, the Corporation delivers financial services primarily within our five-state market area, comprised of Pennsylvania, Delaware, Maryland, New Jersey and Virginia, in a personalized, community-oriented style that emphasizes relationship banking.

The Corporation operates in areas that are home to a wide range of manufacturing, healthcare, agriculture and other service companies. Although a large portion of our loan portfolio is comprised of commercial loans, commercial mortgage loans and construction loans, we are not dependent upon one or a few customers and the loss of any single customer or a few customers would not have a material adverse impact on our business. See "Item 1A. Risk Factors - Interest Rate and Credit Risks - *Our loan portfolio composition subjects us to credit risk* and *A significant proportion of our loan portfolio consists of commercial mortgage loans that may pose increased credit risk."*

The Corporation offers a wide range of consumer and commercial banking products and services, as well as wealth management products and services, to our customers and the communities the Corporation serves:

Consumer Banking - We offer a diversified suite of consumer banking products and services in our market area. Our consumer banking products and services include various checking account and savings deposit products and certificates of deposit. We offer home equity loans and lines of credit as well as a variety of fixed, variable and adjustable rate mortgage products, including construction loans and jumbo residential mortgage loans, all of which are underwritten based upon loan-to-value limits specified in our lending policy. Our consumer loan products also include automobile loans, student loans, personal loans and lines of credit and checking account overdraft protection.

Commercial Banking - We provide commercial banking products and services primarily to small- and medium-sized businesses (generally with annual gross revenue of less than $500 million) in our market area. Commercial lending products include commercial real estate loans, commercial and industrial loans and construction loans. Variable, adjustable and fixed rate loans are provided, with variable and adjustable rate loans generally tied to an index, such as the Prime Rate or SOFR, as well as interest rate derivatives. Our commercial lending policy encourages relationship banking and provides guidelines related to customer creditworthiness and collateral requirements for secured loans. We offer equipment lease financing, letters of credit, cash management services and traditional deposit products to commercial customers. We have established lending limits based on our internal risk rating of a borrower and for certain types of lending commitments.

Wealth Management - We offer wealth management services, which include investment management, trust, brokerage, insurance and investment advisory services, to consumer and commercial customers in our market area through Fulton Financial Advisors and Fulton Private Bank, both operating divisions of Fulton Bank.

We deliver these products and services through a network of financial center locations. Electronic delivery channels include a network of ATMs and telephone, mobile and online banking. The variety of available delivery channels allows customers to access their account information and perform certain transactions, such as depositing checks, transferring funds and paying bills, at any time of the day. As of December 31, 2025, we had 204 financial centers, not including remote service facilities (mainly stand-alone ATMs), and our main office located in Lancaster, Pennsylvania.

Human Capital

Our workforce, excluding temporary employees and interns, consisted of approximately 3,400 employees, at December 31, 2025.

Employee Engagement and Retention - We place a premium on having a highly engaged workforce because engaged employees tend to perform at a higher level, support our success, and are more likely to stay with the Corporation. We conduct an annual survey of our workforce to measure employee engagement and help identify areas of the employee experience that could be improved. We then task our leaders with developing and implementing communication and action plans to gain a better understanding of the results of the assessment and to foster enhanced future engagement.

Culture and Inclusion - We place significant emphasis on shaping our corporate culture, and we consider our culture to be one of the primary components of our continuing success. Our culture-shaping program, The Fulton Experience, is a highly engaging program that is intended to create new ways of thinking about employees' individual roles, how employees collaborate, and how we grow together. We recognize that having an inclusive culture fosters a culture of respect and is a crucial element of our success.

Compensation and Rewards - The Corporation invests in its workforce by offering a comprehensive Total Rewards program that includes competitive salaries, incentives, and benefits programs. We offer performance-based incentive programs designed to drive results in the business units as well as at the corporate level.

Workforce Recruitment and Development - We recruit our workforce, filling replacement and new positions through employee referrals, recruiting efforts and by posting positions internally, on our website and on social media platforms. We provide for professional development of new and existing employees through the efforts of our Learning and Development area that develops and administers a wide variety of training programs. We also provide a number of third-party offerings in which employees can further enhance their skills, knowledge and leadership potential.

Safety, Health and Wellness - The safety, health and wellness of our employees is a top priority. In addition to healthcare, paid time off, paid parental leave and retirement benefits, we provide behavioral and mental health support and work-life services through our Employee Assistance Program.

Cybersecurity

Cybersecurity is a critical component of our overall risk management approach. By the very nature of our business, handling sensitive data is a part of daily operations and is taken very seriously by all employees. The cybersecurity threat environment is volatile and dynamic requiring all levels of the organization to be cognizant and aware of these threats at all times. As such, we maintain a comprehensive cybersecurity strategy that includes, but is not limited to: regular employee cybersecurity training and communications; continuous monitoring, detection, alerting, and defense-in-depth technologies; regular internal and third-party program oversight; policies and procedures regularly reviewed and designed with regulatory and industry guidance; and regular reviews of vendors who maintain sensitive data on behalf of Fulton Bank.

Given that cybersecurity threat actors are continuously adapting their techniques, it is important to note that no cybersecurity program is completely infallible. As we continue to offer new and innovative technologies for our customers, the risk of cybersecurity attacks and our oversight of this risk will remain at a high level. See "Item 1C. Cybersecurity."

Climate Risk Management

At this time, we have not experienced material losses from events related to climate change. However, we are aware that its impact may increase in the future. We recognize the potential impact climate change may have on us, our clients, our suppliers, employees, shareholders, and the communities we serve. We are cognizant of our responsibility to better understand the impact of our operations on global climate change and are taking steps to help ensure our organization operates in a manner consistent with responsible environmental stewardship. We are susceptible to losses and disruptions caused by fire, power shortages, telecommunications failures, water shortages, floods, and other extreme weather conditions. Climate change may contribute to or exacerbate these conditions. We are also susceptible to losses arising from policy changes, energy costs, and shifts in market and customer sentiment that can impact us and our clients as well as other key stakeholders. As the potential impact of climate change broadens, we will continue to assess and respond to climate risks as they evolve.

Non-Bank Subsidiaries

We own 100% of the outstanding equity of five non-bank subsidiaries, which are consolidated for financial reporting purposes: (i) Fulton Financial Realty Company, which holds title to or leases certain properties where our financial centers and other facilities are located; (ii) Central Pennsylvania Financial Corp., which owns limited partnership interests in partnerships invested primarily in low- and moderate-income housing projects; (iii) FFC Penn Square, Inc., which owns TruPS issued by a subsidiary of Fulton Bank; (iv) Fulton Insurance Services Group, Inc., which engages in the sale of various life insurance products; and (v) Fulton Community Partner, LLC, whose mission is to change lives for the better by supporting community and economic development projects in distressed and underserved communities through participation in the NMTC program.

Competition

The banking and financial services industries are highly competitive. Within our geographic region, we face direct competition from other commercial banks, varying in size from local community banks to regional and national banks, credit unions and non-bank entities. As a result of the wide availability of electronic delivery channels, we also face competition from financial institutions that do not have a physical presence in our geographic markets.

The industry is also highly competitive due to the various types of entities that now compete aggressively for customers that were traditionally served only by the banking industry. Under the current financial services regulatory framework, banks, insurance companies and securities firms may affiliate under a financial holding company structure, allowing their expansion into non-banking financial services activities that had previously been restricted. These activities include a full range of banking, securities and insurance activities, including securities and insurance underwriting, issuing and selling annuities and merchant banking activities. Moreover, we face increased competition from certain non-bank entities, such as FinTechs, private equity funds, private debt funds and marketplace lenders, that in many cases, are not subject to the same regulatory compliance requirements as us.

Stock Information

The Corporation's common stock is traded on the Nasdaq Global Select Market under the ticker symbol "FULT." There are 600 million authorized shares of the Corporation's common stock, with approximately 180 million shares outstanding as of December 31, 2025. The Corporation has an additional 10 million authorized shares of preferred stock, of which approximately 200,000 shares with a liquidation preference of $1,000 per share were outstanding as of December 31, 2025.

Supervision and Regulation

We operate in an industry that is subject to laws and regulations that are enforced by a number of federal and state agencies. Changes in these laws and regulations, including interpretation and enforcement activities, could impact the cost of operating in the financial services industry, limit or expand permissible activities or affect competition among banks and other financial institutions.

The Corporation is a registered bank holding company that has elected to be treated as a financial holding company under the BHCA. The Corporation is regulated, supervised and examined by the Federal Reserve Board. Fulton Bank is a national banking association chartered under the laws of the United States and is primarily regulated by the OCC. In addition, the CFPB examines Fulton Bank for compliance with most federal consumer financial protection laws, including the laws relating to fair lending and prohibiting unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products or services and enforces such laws with respect to Fulton Bank and our affiliates.

Federal statutes that apply to us and our subsidiaries include the GLBA, the BHCA, the Dodd-Frank Act, the Federal Reserve Act, the National Bank Act and the Federal Deposit Insurance Act, among others. In general, these statutes, regulations promulgated thereunder, and related interpretations establish the eligible business activities we can engage in, certain acquisition and merger restrictions, limitations on intercompany transactions (such as loans and dividends), cash reserve requirements, lending limitations, compliance with unfair, deceptive and abusive acts and practices prohibitions, limitations on investments, and capital adequacy requirements, among other things. Such laws and regulations are intended primarily for the protection of depositors, customers and the DIF, as well as to minimize risk to the banking system as a whole, and, as a result, these laws and regulations are not for the protection of our shareholders or non-depository creditors.

The following discussion is general in nature and seeks to highlight some of the more significant regulatory requirements to which we are subject but does not purport to be complete or to describe all applicable laws and regulations. The descriptions are qualified in their entirety by reference to the relevant statutes and regulations.

BHCA - The Corporation is subject to regulation and examination by the Federal Reserve Board and is required to file periodic reports and to provide additional information that the Federal Reserve Board may require. The BHCA regulates activities of bank holding companies, including requirements and limitations relating to capital, transactions with officers, directors and affiliates, securities issuances, dividend payments and extensions of credit, among others. The BHCA permits the Federal Reserve Board, in certain circumstances, to issue cease and desist orders and other enforcement actions against bank holding companies (and their non-banking affiliates) to correct or curtail unsafe or unsound banking practices. In addition, the Federal Reserve Board must approve certain proposed changes in organizational structure or other business activities before they occur. The BHCA imposes certain restrictions upon the Corporation regarding the acquisition of substantially all of the assets of, or direct or indirect ownership or control of, any bank for which it is not already the majority owner.

Source of Strength - Federal banking law requires bank holding companies like us to act as a source of financial strength and to commit capital and other financial resources to each of their banking subsidiaries. This support may be required at times when we may not be able to provide such support without adversely affecting our ability to meet other obligations or when, absent such requirements, we might not otherwise choose to provide such support. If we are unable to provide such support, the Federal Reserve Board could instead require the divestiture of our subsidiaries and impose operating restrictions pending the divestiture. If a bank holding company commits to a federal bank regulator that it will maintain the capital of its bank subsidiary, whether in response to the Federal Reserve Board's invoking its source of strength authority or in response to other regulatory measures, that commitment will be assumed by the bankruptcy trustee, and the bank will be entitled to priority payment in respect of that commitment.

The Economic Growth Act - The Economic Growth Act amended certain provisions of the Dodd-Frank Act to raise the total asset threshold for mandatory applicability of enhanced prudential standards for bank holding companies to $250 billion and to allow the Federal Reserve Board to apply enhanced prudential standards to bank holding companies with between $100 billion and $250 billion in total assets to address financial stability risks or safety and soundness concerns. The Economic Growth Act's increased threshold took effect immediately for bank holding companies with total assets of less than $100 billion, including the Corporation.

The Economic Growth Act also enacted other important changes, for which the banking agencies issued certain corresponding guidance documents and implementing regulations, including:

- Raising the total asset threshold for Dodd-Frank Act company-run stress tests from $10 billion to $250 billion;
- Prohibiting federal banking agencies from imposing higher capital requirements for high volatility commercial real estate exposures unless such exposures meet the statutory definition for high volatility acquisition, development or construction loans in the Economic Growth Act;
- Exempting from appraisal requirements certain transactions involving real property in rural areas and valued at less than $400,000;
- Providing that reciprocal deposits are not treated as brokered deposits in the case of a "well capitalized" institution that received an "outstanding" or "good" composite condition rating on its most recent examination to the extent the amount of such deposits does not exceed the lesser of $5 billion or 20% of the bank's total liabilities; and
- Directing the CFPB to provide guidance on the applicability of the TILA-RESPA Integrated Disclosure rule to mortgage assumption transactions and construction-to-permanent home loans, as well the extent to which lenders can rely on model disclosures that do not reflect recent regulatory changes.

Given Fulton Bank's size, a number of additional benefits afforded to community banks under applicable asset thresholds are not available to Fulton Bank.

Consumer Financial Protection Laws and Enforcement - The CFPB is responsible for promoting fairness and transparency for mortgages, credit cards, deposit accounts and other consumer financial products and services and for interpreting and enforcing the federal consumer financial laws that govern the provision of such products and services. Federal consumer financial laws enforced by the CFPB include, but are not limited to, the ECOA, the TILA, the Truth in Savings Act, the Home Mortgage Disclosure Act, the RESPA, the Fair Debt Collection Practices Act, and the Fair Credit Reporting Act. The CFPB is also authorized to prevent any institution under its authority from engaging in an unfair, deceptive, or abusive act or practice in connection with consumer financial products and services. As a residential mortgage lender, we are subject to multiple federal consumer protection statutes and regulations, including, but not limited to, those statutes and regulations referenced above.

In particular, fair lending laws prohibit discrimination in the provision of banking services. Fair lending laws include the ECOA and the Fair Housing Act, both of which outlaw discrimination in credit and residential real estate transactions on the basis of prohibited factors including, among others, race, color, national origin, gender, and religion. A lender may be liable for policies that result in a disparate treatment of, or have a disparate impact on, a protected class of applicants or borrowers. If a pattern or practice of lending discrimination is alleged by a regulator, then that agency may refer the matter to the DOJ for investigation. Failure to comply with these and similar statutes and regulations could subject us to formal or informal enforcement actions, the imposition of civil money penalties and litigation.

The CFPB has exclusive examination and primary enforcement authority with respect to compliance with federal consumer financial protection laws and regulations by institutions under its supervision and is authorized, individually or jointly with the federal banking agencies, to conduct investigations to determine whether any person is, or has, engaged in conduct that violates such laws or regulations. The CFPB may bring an administrative enforcement proceeding or civil action in federal district court. In addition, in accordance with a memorandum of understanding entered into between the CFPB and the DOJ, the two agencies have agreed to coordinate efforts related to enforcing the fair lending laws, which includes information sharing and conducting joint investigations; however, the extent to which such coordination may actually occur is unpredictable and may change over time as the result of a number of factors, including changes in leadership at the DOJ and the CFPB, as well as changes in the enforcement policies and priorities of each agency. As an independent bureau funded by the Federal Reserve Board, the CFPB may impose requirements that are more stringent than those of the other bank regulatory agencies.

As an IDI with total assets of more than $10 billion, Fulton Bank is subject to the CFPB's supervisory and enforcement authorities. The Dodd-Frank Act also permits states to adopt stricter consumer protection laws and authorizes state attorneys general to enforce consumer protection rules issued by the CFPB. As a result, Fulton Bank operates in a stringent consumer compliance environment.

Ability-to-pay rules and qualified mortgages - Under the CFPB rules that implement the TILA, mortgage lenders are required to make a reasonable and good faith determination, based on verified and documented information, that a consumer applying for a residential mortgage loan has a reasonable ability to repay the loan according to its terms. These rules prohibit creditors, such as Fulton Bank, from extending residential mortgage loans without regard for the consumer's ability to repay and add restrictions and requirements to residential mortgage origination and servicing practices. In addition, these rules restrict the imposition of prepayment penalties and compensation practices relating to residential mortgage loan origination. Mortgage lenders are required to determine a consumer's ability to repay in one of two ways. The first alternative requires the mortgage lender to consider eight underwriting factors when making the credit decision. The mortgage lender may also originate "qualified mortgages" which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a QM is a residential mortgage loan that does not have certain high-risk features, such as negative amortization, interest-only payments, balloon payments, or a term exceeding 30 years. In addition, to be a QM loan, the points and fees paid by a consumer cannot exceed 3% of the total loan amount, and the borrower's total DTI ratio must be no higher than 43% (subject to certain limited exceptions for loans eligible for purchase, guarantee or insurance by a government sponsored enterprise or a federal agency).

In December 2020, the CFPB issued two final rules related to QM loans. The first rule replaces the strict DTI threshold for QM loans and provides that, in addition to existing requirements, a loan receives a conclusive presumption that the consumer had the ability to repay if the APR does not exceed the average prime offer rate for a comparable transaction by 1.5 percentage points or more as of the date the interest rate is set. Further, a loan receives a rebuttable presumption that the consumer had the ability to repay if the APR exceeds the average prime offer rate for a comparable transaction by 1.5 percentage points or more but by less than 2.25 percentage points. The second rule creates a new category of "seasoned" QM loans for those that meet certain performance requirements. Specifically, that rule allows a non-QM loan or a "rebuttable presumption" QM loan to receive a safe harbor from APR liability at the end of a "seasoning" period of at least 36 months as a "seasoned QM" if it satisfies certain product restrictions, points-and-fees limits, and underwriting requirements, and the loan meets the designated performance and portfolio requirements during the "seasoning period."

Integrated disclosures under the RESPA and the TILA - Under the CFPB rules, mortgage lenders are required to provide a loan estimate, not later than the third business day after submission of a loan application, and a closing disclosure at least three days prior to the loan closing. The loan estimate must detail the terms of the loan, including, among other things, expenses, projected monthly mortgage payments and estimated closing costs. The closing disclosure must include, among other things, closing costs and a comparison of costs reported on the loan estimate to actual charges to be applied at closing.

Volcker Rule - Provisions of the Dodd-Frank Act, commonly known as the "Volcker Rule," prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds and other private funds that are, among other things, offered within specified exemptions to the Investment Company Act, known as "covered funds," subject to certain exemptions. Volcker Rule compliance requirements are based on the size and scope of a banking entity's trading activities. Our investing and trading activities have and will continue to depend on, among other things, further rulemaking and guidance that may be issued by the Volcker Rule Regulators and the development of market practices and standards.

Capital Requirements - The Corporation and Fulton Bank are subject to the Basel III Rules that are based upon the final framework of the Basel Committee for strengthening capital and liquidity regulation. Under the Basel III Rules, the Corporation and Fulton Bank apply the standardized approach in measuring RWA and regulatory capital.

Under the Basel III Rules, the Corporation and Fulton Bank are subject to the following minimum capital ratios:

- A minimum CET1 capital ratio of 4.50% of RWA;
- A minimum Tier 1 capital ratio of 6.00% of RWA;
- A minimum Total capital ratio of 8.00% of RWA; and
- A minimum Tier 1 leverage ratio (Tier 1 capital to a quarterly average of non-risk weighted total assets) of 4.00%.

The Basel III Rules also included a "capital conservation buffer" of 2.5%, composed entirely of CET1 capital, in addition to the minimum capital to RWA ratios outlined above, resulting in effective minimum CET1, Tier 1 and total capital ratios of 7.0%, 8.5% and 10.5%, respectively. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a capital ratio above the minimum, but below the conservation buffer, will face restrictions on dividends, equity repurchases, and executive compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, four quarter trailing net income, net of distributions and tax effects not reflected in net income). As of December 31, 2025, the Corporation and Fulton Bank exceeded the minimum capital requirements, including the capital conservation buffer, as prescribed in the Basel III Rules.

The Basel III Rules also provide that the largest banking institutions must adhere to additional countercyclical buffer and supplementary leverage ratio requirements. The Corporation and Fulton Bank are not presently subject to these requirements.

The Basel III Rules provide for a number of required deductions from and adjustments to CET1. These deductions and adjustments include, for example, goodwill, other intangible assets, and DTAs that arise from net operating loss and tax credit carryforwards net of any related valuation allowance. MSRs, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks and investments in non-consolidated financial institutions must also be deducted from CET1 to the extent that they exceed certain thresholds. Through subsequent rulemaking, the federal banking agencies provided certain forms of relief to banking organizations, such as the Corporation and Fulton Bank, that are not subject to the advanced approaches framework. The Corporation and Fulton Bank made a one-time, permanent election under the Basel III Rules to exclude the effects of certain components of AOCI included in shareholders' equity under GAAP in determining regulatory capital ratios.

Under the Basel III Rules, certain off-balance sheet commitments and obligations are converted into RWA, that together with on-balance sheet assets, are the base against which regulatory capital is measured. The Basel III Rules defined the risk-weighting categories for bank holding companies and banks that follow the standardized approach, such as the Corporation and Fulton Bank, based on a risk-sensitive analysis, depending on the nature of the exposure.

The Capital Rules eliminated the standalone prior approval requirement in the Basel III Rules for any repurchase of common stock. In certain circumstances, repurchases of our common stock may be subject to a prior approval or notice requirement under other regulations or policies of the Federal Reserve Board. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve Board.

The Basel Committee published the last version of the Basel III accord in 2017, generally referred to as "Basel IV." Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card and home equity lines of credit) and provides a new standardized approach for operational risk capital. Under the Basel framework, these standards became effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not the Corporation or Fulton Bank. The impact of Basel IV on the Corporation and Fulton Bank will depend on the manner in which it is implemented by the federal banking agencies. As of December 31, 2025, the Corporation and Fulton Bank exceeded all capital requirements necessary to be deemed "well-capitalized" for all regulatory purposes under the Capital Rules.

Stress Testing and Capital Planning - As a result of the Economic Growth Act and implementing regulations adopted by the Federal Reserve Board and the OCC, the Corporation and Fulton Bank are no longer subject to company-run stress testing requirements under the Dodd-Frank Act. The Federal Reserve Board continues to supervise our capital planning and risk management practices through its regular supervisory process which includes regular stress testing.

Prompt Corrective Action - The FDICIA established a system of prompt corrective action to attempt to resolve the problems of undercapitalized institutions. The FDICIA, among other things, establishes five capital categories for FDIC-insured banks: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An IDI is treated as well capitalized if its total risk-based capital ratio is 10.00% or greater, its Tier 1 risk-based capital ratio is 8.00% or greater, its CET1 risk-based capital ratio is 6.50% or greater and its Tier 1 leverage capital ratio is 5.00% or greater, and it is not subject to any order or directive to meet a specific capital level. As of December 31, 2025, Fulton Bank's capital ratios were above the minimum levels required to be considered "well capitalized" by the OCC.

Under this system, the federal banking agencies are required to take certain, and authorized to take other, prompt corrective actions against undercapitalized institutions, the severity of which increase as the capital category of an institution declines, including restrictions on growth of assets and other forms of expansion. Generally, a capital restoration plan must be filed with the institution's primary federal regulator within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Although prompt corrective action regulations apply only to depository institutions and not to bank holding companies, bank holding companies must guarantee any such capital restoration plan in certain circumstances. The liability of a bank holding company under any such guarantee is limited to the lesser of 5.00% of the bank's relevant assets at the time it became "undercapitalized" or the amount needed to comply. A bank holding company might also be liable for civil money damages for failure to fulfill that guarantee. In the event of the bankruptcy of a bank holding company, such guarantee would take priority over the bank holding company's general unsecured creditors.

In addition, regulators consider both risk-based capital ratios and other factors that can affect a bank's financial condition, including (i) concentrations of credit risk, (ii) interest rate risk, and (iii) risks from non-traditional activities, along with an institution's ability to manage those risks, when determining capital adequacy. This evaluation is made during the institution's safety and soundness examination. An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters.

Brokered Deposits - The FDICIA and FDIC regulations limit the ability of an IDI, such as Fulton Bank, to accept, renew or roll over brokered deposits unless the institution is well-capitalized under the prompt corrective action framework described above, or unless it is adequately capitalized and obtains a waiver from the FDIC. In addition, less than well-capitalized banks are subject to restrictions on the interest rates they may pay on deposits. The characterization of deposits as "brokered" may result in the imposition of higher deposit assessments on such deposits. There is a limited exception from the scope of "brokered" deposits for reciprocal deposits for IDIs that are well-rated and well-capitalized (or adequately capitalized and for which the IDI has obtained a waiver from the FDIC as mentioned above). Under this limited exception, qualified IDIs, like Fulton Bank, are able to exempt from treatment as "brokered" deposits the lesser of up to $5 billion, or 20% of the institution's total liabilities, in reciprocal deposits.

Loans and Dividends from Bank Subsidiary - There are various restrictions on the extent to which Fulton Bank can make loans and other extensions of credit (including credit exposure arising from repurchase and reverse repurchase agreements, securities borrowing and derivative transactions) to, or enter into certain transactions with, its affiliates, which includes the Corporation and its non-bank subsidiaries. In general, these restrictions require that such transactions: (i) with the Corporation or any of its non-bank subsidiaries be limited to 10% of Fulton Bank's regulatory capital (20% in the aggregate to all such entities); (ii) satisfy certain qualitative limitations, including that any covered transaction be made on an arm's length basis; and (iii) in the case of extensions of credit, be secured by designated amounts of specified collateral.

For safety and soundness reasons, banking regulations also limit the amount of cash that can be transferred from Fulton Bank to the Corporation in the form of dividends. Generally, dividends are limited to the lesser of the amounts calculated under an earnings retention test and an undivided profits test. Under the earnings retention test, without the prior approval of the OCC, a dividend may not be paid if the total of all dividends declared by a bank in any calendar year is in excess of the current year's net income combined with the retained net income of the two preceding years. Under the undivided profits test, a dividend may not be paid in excess of a bank's undivided profits. In addition, banks are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. See "Note 12 - Regulatory Matters," in the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for additional information regarding regulatory capital and dividend and loan limitations.

Federal Deposit Insurance - The deposits of Fulton Bank are insured up to the applicable limits by the DIF, generally up to $250,000 per insured depositor. Fulton Bank pays deposit insurance premiums based on assessment rates established by the FDIC. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the DIF. In addition, the FDIC possesses backup enforcement authority over a depository institution holding company, like us, if the conduct or threatened conduct of such bank holding company poses a risk to the DIF, although such authority may not be used if the bank holding company is generally in sound condition and does not pose a foreseeable and material risk to the DIF.

FDIC assessment rates for large institutions that have more than $10 billion in assets, such as Fulton Bank, are calculated based on a "scorecard" methodology that seeks to capture both the probability that an individual large institution will fail and the magnitude of the impact on the DIF if such a failure occurs that is based primarily on the difference between the institution's average of total assets and average tangible equity, or its assessment base. The FDIC has the ability to make discretionary adjustments to the total score, up or down, based upon significant risk factors that are not adequately captured in the scorecard. For large institutions, including Fulton Bank, after accounting for potential base-rate adjustments, the total assessment rate could range from 1.5 to 40 bps on an annualized basis. An institution's assessment is determined by multiplying its assessment rate by its assessment base.

In November 2023, the FDIC issued a final rule to implement a special assessment to recover losses to the DIF arising from the protection of uninsured depositors following the closures of Silicon Valley Bank and Signature Bank in 2023. The special assessment is based on an IDI's estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first $5.0 billion of estimated uninsured deposits, and will be assessed at a quarterly rate of 3.36 bps, over eight quarterly assessment periods, beginning in the first quarter of 2024. The FDIC approved an interim final rule in December 2025 to reduce the special assessment for the eighth collection quarter to 2.97 bps. The interim final rule aims to ensure the FDIC will collect the exact amount needed through the special assessment to match the total losses preventing either over-or under-collection. The interim final rule also requires the FDIC to provide an offset to regular quarterly deposit insurance assessments for banks subject to the special assessment if the aggregate amount collected exceeds losses following the final resolution of litigation between the FDIC and one of the bank entities. The extent to which any such additional future assessments will impact our future deposit insurance expense is currently uncertain.

The Tax Act disallows the deduction of FDIC deposit insurance premium payments for banking organizations with total consolidated assets of $50 billion or more. For banks with less than $50 billion in total consolidated assets, such as Fulton Bank, the premium deduction is phased out based on the proportion of the bank's assets exceeding $10 billion.

BSA, AML Requirements and the Patriot Act - The Patriot Act amended the BSA and other AML laws and regulations and imposed affirmative obligations on a wide range of financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Among other requirements, the Patriot Act and related regulations impose the following requirements on financial institutions:

- establishment of AML programs;
- establishment of a program specifying procedures for obtaining identifying information from customers seeking to open new accounts, including verifying the identity of customers within a reasonable period of time;
- establishment of enhanced due diligence policies, procedures and controls designed to detect and report money laundering; and
- prohibition on correspondent accounts for foreign shell banks and compliance with recordkeeping obligations with respect to correspondent accounts of foreign banks.

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Failure to comply with the requirements of the Patriot Act and other AML laws and regulations could have serious legal, financial, regulatory and reputational consequences. In addition, bank regulators will consider a bank holding company's effectiveness in combating money laundering when ruling on BHCA and BMA applications. In addition, financial institutions are subject to customer due diligence requirements, issued by the FinCEN, to identify and verify the identity of natural persons, known as beneficial owners, who own, control, and profit from legal entity customers when those customers open accounts. We have adopted policies, procedures and controls to address compliance with the Patriot Act and other BSA and AML laws and regulations, and we will continue to revise and update our policies, procedures and controls to reflect required changes.

Commercial Real Estate Guidance - Under guidance issued by the federal banking agencies, the agencies have expressed concerns with institutions that ease commercial real estate underwriting standards and have directed financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks. The agencies have also issued guidance that requires a financial institution to employ enhanced risk management practices if the institution is exposed to significant concentration risk. Under that guidance, an institution is potentially exposed to significant concentration risk if: (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multi-family and non-farm residential properties, loans for construction, land development, and other land loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital, and the outstanding balance of the institution's commercial real estate loan portfolio has increased by 50% or more during the prior 36 months.

Community Reinvestment - Under the CRA, Fulton Bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to ascertain and meet the credit needs of its entire community, including low- and moderate-income areas. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires an institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The assessment focuses on three tests: (i) a lending test, to evaluate the institution's record of making loans, including community development loans, in its designated assessment areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects, affordable housing, and programs benefiting low- or moderate-income individuals and areas and small businesses; and (iii) a service test, to evaluate the institution's delivery of banking services throughout its CRA assessment area, including low- and moderate-income areas. The CRA also requires all institutions to make public disclosure of their CRA ratings. As of December 31, 2025, Fulton Bank was rated as "outstanding." Current regulations require that Fulton Bank publicly disclose certain agreements that are in fulfillment of CRA. Fulton Bank is not a party to any such agreements at this time.

On October 24, 2023, the federal regulatory agencies jointly issued a final rule to strengthen and modernize regulations implementing the CRA, but in light of litigation, the agencies issued a joint proposal in July 2025 to rescind this rule and reinstate the CRA framework that existed prior to the 2023 final rule.

Standards for Safety and Soundness - Pursuant to the requirements of the FDICIA, as amended by the Riegle Community Development and Regulatory Improvement Act of 1994, the federal bank regulatory agencies adopted guidelines establishing general standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If the institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the regulator must issue an order directing corrective actions and may issue an order directing other actions of the types to which a significantly undercapitalized institution is subject under the "prompt corrective action" provisions of FDICIA. If the institution fails to comply with such an order, the regulator may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Incentive Compensation - Federal banking agencies have issued guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. In accordance with the Dodd-Frank Act, the federal banking agencies prohibit incentive-based compensation arrangements that encourage inappropriate risk taking by covered financial institutions (generally institutions, like us, that have over $1 billion in assets) and are deemed to be excessive, or that may lead to material losses.

The FRB will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as the Corporation, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness, and the organization is not taking prompt and effective measures to correct the deficiencies.

In accordance with SEC rules, securities exchanges have adopted rules mandating, in the case of an accounting restatement, the recovery or "clawback" of excess incentive-based compensation paid to current or former executive officers and requiring listed issuers to disclose any recovery analysis where recovery is triggered by a restatement.

The scope and content of the U.S. banking regulators' policies on executive compensation may continue to evolve in the near future. It cannot be determined at this time whether compliance with such policies will adversely affect the Corporation's ability to hire, retain, and motivate its key employees.

Privacy Protection and Cybersecurity - Fulton Bank is subject to regulations implementing the privacy protection provisions of the GLBA. These regulations require Fulton Bank to disclose its privacy policy, including identifying with whom it shares "nonpublic personal information," to customers at the time of establishing the customer relationship and annually thereafter. The regulations also require Fulton Bank to provide its customers with initial and annual notices that accurately reflect its privacy policies and practices. In addition, to the extent its sharing of such information is not covered by an exception, Fulton Bank is required to provide its customers with the ability to "opt-out" of having Fulton Bank share a customer's nonpublic personal information with unaffiliated third parties.

Fulton Bank is also subject to regulatory guidelines establishing standards for safeguarding customer information. These regulations implement certain provisions of the GLBA. The guidelines describe the federal bank regulatory agencies' expectations for the creation, implementation and maintenance of an information security program, that includes administrative, technical and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards set forth in the guidelines are intended to ensure the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information security and the use of third parties in the provision of financial services.

Certain states have enacted laws establishing consumer privacy protections and data security requirements in their respective states. For example, the CCPA gives California residents rights to receive certain disclosures regarding the collection, use, and sharing of "personal information" as well as rights to access, delete, and restrict the sale of certain personal information. The CCPA, which was amended in November 2020 by a ballot initiative titled the California Privacy Rights Act, went into effect on January 1, 2020, and Fulton Bank is required to comply with the CCPA in serving the small number of its customers that are residents of California. Attempts by state and local governments to regulate consumer privacy have the potential to create a patchwork of differing and/or conflicting state regulations. In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents experienced and describe the material aspects of their nature, scope and timing. The rules, which supersede their previously interpreted guidance published in February 2018, also require annual disclosures describing a company's cybersecurity risk management, strategy and governance. These SEC rules, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking law and regulations.

Federal Reserve System - Federal Reserve Board regulations require depository institutions to maintain cash reserves against specified deposit liabilities. The dollar amount of a depository institution's reserve requirement is determined by applying the reserve ratios specified in the Federal Reserve Board's Regulation D to an institution's reservable liabilities (primarily net transaction accounts such as negotiable order of withdrawal and demand deposit accounts). A reserve of 3% must be maintained against aggregate transaction account balances of between $16.9 million and $127.5 million (subject to adjustment by the Federal Reserve Board) plus a reserve of 10% (subject to adjustment by the Federal Reserve Board within a range of between 8% and 14%) against that portion of total transaction account balances in excess of $127.5 million. The first $16.9 million of otherwise reservable balances (subject to adjustment by the Federal Reserve Board) are exempt from the reserve requirements. Fulton Bank is in compliance with the foregoing requirements.

Required reserves must be maintained in the form of either vault cash, an account at a FRB or a pass-through account as defined by the Federal Reserve Board. Pursuant to the Emergency Economic Stabilization Act of 2008, the FRB pays interest on depository institutions' required and excess reserve balances. The interest rate paid on required reserve balances is currently the average target Fed Funds Rate over the reserve maintenance period. The rate on excess balances will be set equal to the lowest target Fed Funds Rate in effect during the reserve maintenance period.

On December 22, 2020, the Federal Reserve Board issued a final rule that amends Regulation D by lowering the reserve requirement ratios on transaction accounts maintained at depository institutions to 0%. It is currently unclear if the reduction of the reserve requirements on transaction accounts is permanent.

<u>Acquisitions</u> - The BHCA requires a bank holding company to obtain the prior approval of the Federal Reserve Board before:

- the company acquires direct or indirect ownership or control of any voting shares of any bank or savings and loan association, if after such acquisition the bank holding company will directly or indirectly own or control more than five percent of any class of voting securities of the institution;
- any of the company's subsidiaries, other than a bank, acquires all or substantially all of the assets of any bank or savings and loan association; or
- the company merges or consolidates with any other bank or financial holding company.

Prior regulatory approval is also generally required for mergers, acquisitions and consolidations involving other IDIs. In reviewing acquisition and merger applications, bank regulatory authorities will consider, among other things, the competitive effect of the transaction, financial and managerial issues, the capital position of the combined organization, convenience and needs factors, including the applicant's CRA record, the effectiveness of the subject organizations in combating money laundering activities, and the transaction's effect on the stability of the U.S. banking or financial system.

On September 17, 2024, the FDIC, the OCC and the DOJ, each announced new rules and policy statements impacting their bank merger review processes under the BMA.

Among these actions, the FDIC approved a final statement of policy on bank merger transactions and the OCC approved a final rule updating the agency's regulations for business combinations involving national banks and federal savings associations, both of which expressed heightened scrutiny of business combinations. In May 2025, the FDIC rescinded its 2024 policy statement on bank merger review and reinstated its prior Statement of Policy on Bank Merger Transactions and the OCC adopted an interim final rule amending the 2024 final rule to restore the expedited review and the use of the streamlined business combination application. The OCC also rescinded its 2024 policy statement. President Trump subsequently signed a joint resolution under the Congressional Review Act, which, among other things, prevents an agency from reissuing a substantially similar rule.

The Change in Bank Control Act prohibits a person, entity or group of persons or entities acting in concert, from acquiring "control" of a bank holding company or bank unless the Federal Reserve Board has been given prior notice and has not objected to the transaction. Under Federal Reserve Board regulations, the acquisition of 10% or more (but less than 25%) of the voting stock of a corporation would, under the circumstances set forth in the regulations, create a rebuttable presumption of acquisition of control of the corporation.

Effective September 30, 2020, the Federal Reserve Board finalized a rule that simplifies and increases the transparency of its rules for determining when one company controls another company for purposes of the BHCA and, on March 31, 2021, the Federal Reserve Board published interpretive guidance regarding the final rule and related regulatory control matters. The amended control rule has had, and will likely continue to have, a meaningful impact on control determinations related to investments in banks and bank holding companies and investments by bank holding companies in nonbank companies.

<u>Permissible Activities</u> - As a bank holding company, the Corporation may engage in the business of banking, managing or controlling banks, performing servicing activities for subsidiaries, and engaging in activities that the Federal Reserve Board has determined, by order or regulation, are so closely related to banking as to be a proper incident thereto. As a financial holding company, the Corporation may also engage in or acquire and retain the shares of a company engaged in activities that are financial in nature or incidental or complementary to activities that are financial in nature as long as the Corporation continues to meet the eligibility requirements for financial holding companies, including that the Corporation and each of its U.S. depository institution subsidiaries remain "well-capitalized" and "well-managed."

A depository institution is considered "well-capitalized" if it satisfies the requirements of the Prompt Corrective Action framework described above. A depository institution is considered "well-managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. If a financial holding company ceases to be well-capitalized and well-managed, the financial holding company must enter into a non-public confidential agreement with the Federal Reserve Board to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the Federal Reserve Board may impose limitations or conditions on the conduct of its activities, and the company may not commence any new non-banking financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve Board. If the company does not timely return to compliance, the Federal Reserve Board may require divestiture of the financial holding company's banking subsidiaries. Bank holding companies and banks must also be well-capitalized and well-managed in order to acquire banks located outside their home state. A financial holding company will also be limited in its ability to commence non-banking financial activities or acquire a company engaged in such financial activities if any of its IDI subsidiaries fails to maintain a "satisfactory" rating under the CRA.

Activities that are "financial in nature" include securities underwriting, dealing and market making, advising mutual funds and investment companies, insurance underwriting and agency, merchant banking, and activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature or incidental to such financial activity.

"Complementary activities" are activities that the Federal Reserve Board determines upon application to be complementary to a financial activity and that do not pose a safety and soundness issue.

Enforcement Powers of Federal Banking Regulators - The Federal Reserve Board and other U.S. banking agencies have broad enforcement powers with respect to an IDI and its holding company, including the power to (i) impose cease and desist orders, substantial fines and other civil penalties, (ii) terminate deposit insurance, and (iii) appoint a conservator or receiver. Failure to comply with applicable laws or regulations could subject the Corporation or Fulton Bank, as well as their officers and directors, to administrative sanctions and potentially substantial civil and criminal penalties.

In addition, under the BHCA, the Federal Reserve Board has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Federal Securities Laws - The Corporation is subject to the periodic reporting, proxy solicitation, tender offer, insider trading, corporate governance and other requirements under the Exchange Act and the rules of the Nasdaq that apply to companies listed on the Nasdaq Global Select Market. Among other things, the federal securities laws require management to issue a report on the effectiveness of its internal controls over financial reporting. In addition, the Corporation's independent registered public accountants are required to issue an opinion on the effectiveness of its internal control over financial reporting. See "Item 8. Financial Statements and Supplementary Data - Report of Independent Registered Public Accounting Firm." Certifications of the Chief Executive Officer and the Chief Financial Officer as required by the Sarbanes-Oxley Act of 2002 and the resulting SEC rules can be found in the *Signatures* and *Exhibits* sections.

Item 1A. Risk Factors

An investment in our securities involves certain risks, including, among others, the risks described below. In addition to the other information contained in this Annual Report on Form 10-K, you should carefully consider the following risk factors. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations could be materially, adversely affected.

GENERAL ECONOMIC AND MARKET CONDITIONS RISKS

Difficult conditions in the economy and the financial markets may materially adversely affect our business, financial condition and results of operations.

Our financial condition and results of operations are affected by conditions in the economy and the financial markets generally. Our financial performance is highly dependent upon the business environment in the markets where we operate and in the United States as a whole. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability, or increases in the cost, of credit and capital; changes in the rate of inflation or in interest rates; high unemployment; labor shortages; governmental fiscal and monetary policies; the level of, or changes in, prices of raw materials, goods or commodities; supply chain issues; global economic conditions; immigration policies; trade policies and tariffs affecting other countries as well as retaliatory policies and tariffs by such countries; geopolitical events, including the war between Russia and Ukraine and ongoing tensions in the Middle East; natural disasters; public health crises, such as epidemics and pandemics; acts of war or terrorism; or a combination of these or other factors.

Specifically, the business environment impacts the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral, if any, securing those loans, as well as demand for loans and other products and services we offer. Worsening economic conditions, such as economic downturns, recessions, increases in prevailing interest rates and high unemployment rates, could negatively impact the quality of our loan portfolio. As a result, we may have to increase our provision for credit losses, which would negatively impact our results of operations, and could result in charge-offs of a higher percentage of our loans. Unlike large, national institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. If the communities in which we operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business could be adversely affected. In addition, increased market competition in a lower demand environment could adversely affect our profit potential.

INTEREST RATE AND CREDIT RISKS

We are subject to interest rate risk.

We cannot predict or control changes in interest rates. We are affected by fiscal and monetary policies of the federal government, including those of the Federal Reserve Board, many of which affect interest rates charged on loans and paid on deposits.

During 2022-2024, the Federal Reserve Board raised the target range for the Fed Funds Rate in a series of actions to combat rising inflation. Beginning in September 2024, as inflation moderated toward the Federal Reserve Board's policy objective, the Federal Reserve Board incrementally reduced the Fed Funds Rate, which is now at a target range of 3.50% to 3.75%. The timing and magnitude of future Fed Funds Rate decreases are uncertain, and increases in Fed Funds Rates are possible.

Changes in monetary policy, including changes in interest rates, influence not only the interest we receive on loans and securities that we invest in and the interest we pay on deposits and borrowings, but such changes could affect our ability to originate loans and obtain deposits, the fair value of financial assets and liabilities, and the average duration of our assets. Net interest income is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is the most significant component of our net income, accounting for approximately 79% of total revenues in 2025. Changes in market interest rates, in the shape of the yield curve or in spreads between different market interest rates can have a material effect on our NIM. The rates on some interest-earning assets, such as loans and investments, and interest-bearing liabilities, such as deposits and borrowings, adjust concurrently with, or within a brief period after, changes in market interest rates, while others adjust only periodically or not at all during their terms. Thus, changes in market interest rates might, for example, result in a decrease in the interest earned on interest-earning assets that is not accompanied by a corresponding decrease in the interest paid on interest-bearing liabilities, or the decrease in interest paid on interest-bearing liabilities might be at a slower pace, or in a smaller amount, than the decrease in interest earned on interest-earning assets, reducing our net interest income and/or NIM. In addition, we are dependent on lower-cost, core deposits as our primary source of funding and changes in interest rates could increase our cost of funding, reduce our NIM and/or create liquidity challenges.

We have policies and procedures designed to manage the risks associated with changes in interest rates and actively manage these risks through hedging and other risk mitigation strategies. However, if our assumptions are wrong or overall economic conditions are significantly different than anticipated, our hedging and other risk mitigation strategies may be ineffective and may adversely impact our business, financial condition and results of operations.

An increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also reduce collateral values and necessitate further increases in the ACL.

Changes in interest rates may also affect the average life of loans and certain investment securities, including mortgage-backed securities. Increases in interest rates may extend the average life of fixed rate assets potentially restricting our ability to reinvest in higher yielding alternatives, reduce demand for loans and may result in customers withdrawing their certificates of deposit early. Conversely, decreases in interest rates can result in increased prepayments of loans and certain investment securities, as borrowers or issuers refinance to reduce their borrowing costs. Under those circumstances, we would be subject to reinvestment risk to the extent that we are not able to reinvest the money received from such prepayments at rates that are comparable to the rates on the loans and investment securities that are prepaid.

Changes in interest rates also affect the fair value of interest-earning investment securities. Generally, the value of interest-earning investment securities moves inversely with changes in interest rates. Changes in interest rates can affect the fair value of AFS investment securities, with any unrealized gain or loss reflected as a component of AOCI. As a result of elevated interest rates in recent years, the fair value of our AFS investment securities declined resulting in unrealized losses of approximately $206 million as of December 31, 2025 and is reflected in AOCI as a reduction to total shareholders' equity. Further increases in interest rates could result in additional unrealized losses on AFS investment securities we hold. Any sale of investment securities with a fair value below amortized cost will result in actual losses, which will adversely affect our results of operations.

We cannot predict the nature or timing of any future changes in fiscal and monetary policies or of changes in interest rates; however, policy or interest rate changes could have a material adverse effect on our business, financial condition and results of operations.

Changes in interest rates can affect demand for our products and services.

Movements in interest rates can cause demand for some of our products and services to be cyclical. For example, demand for residential mortgage loans historically has increased during periods when interest rates were declining and historically has decreased during periods when interest rates were rising. As a result, we may need to periodically increase or decrease the size of certain of our product and service offerings, including our personnel, to match increases and decreases in demand and volume. The need to change the scale of our product and service offerings is challenging, and there is often a lag between changes in the interest rate environment and our ability to react to these changes.

Price fluctuations in securities markets, as well as other market events, such as a disruption in credit and other markets and the abnormal functioning of markets for securities, could have an impact on our results of operations.

The market value of our securities investments, which include mortgage-backed securities, state and municipal securities and corporate debt securities, are particularly sensitive to price fluctuations and market events. Declines in the values of our securities holdings, combined with adverse changes in the expected cash flows from these investments, could result in impairment.

Our investment management and trust services revenue, which is partially based on the value of the underlying investment portfolios, can also be impacted by fluctuations in the securities markets. If the values of those investment portfolios decrease, whether due to factors influencing U.S. or international securities markets, in general, or otherwise, our non-interest income could be negatively impacted. In addition, our ability to sell our securities brokerage and wealth management services is dependent, in part, upon consumers' level of confidence in securities markets. Securities market volatility or other market disruptions may adversely affect our ability to sell our securities brokerage and wealth management services, which could negatively affect our fee-based non-interest income, and as a result, our results of operations.

Our loan portfolio composition subjects us to credit risk.

At December 31, 2025, approximately 63% of our loan portfolio consisted of commercial loans, commercial mortgage loans, and residential and commercial construction loans. Commercial loans, commercial mortgage loans and residential and commercial construction loans generally involve a greater degree of credit risk than residential mortgage loans and consumer loans because these loans are likely to be more sensitive to broader economic factors and conditions. Because payments on these loans often depend on the successful operation and management of borrowers' businesses and properties, repayment of such loans may be affected by factors outside of the borrower's control, including adverse conditions in the real estate markets, adverse economic conditions or changes in governmental regulation. In addition, commercial loans typically have relatively large balances and the deterioration of one or a few of these loans could cause a significant increase in the percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our business, financial condition and results of operations.

A significant proportion of our loan portfolio consists of commercial mortgage loans that may pose increased credit risk.

At December 31, 2025, commercial mortgage loans represented approximately 41% of our loan portfolio. These loans are secured by both owner-occupied and non-owner-occupied commercial real estate. The market for commercial real estate is cyclical and a significant change in the real estate market that results in deterioration in the value of collateral or rental or occupancy rates could adversely affect borrowers' ability to repay loans. For example, the increased prevalence of remote and hybrid working arrangements as a result of COVID-19 has impacted the demand for commercial office space putting pressure on office rental and occupancy rates. Changes in the real estate market could also affect the value of foreclosed assets. Negative developments in the commercial real estate market could result in an increase in non-performing loans, the need for us to increase the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our business, financial condition and results of operations.

LIQUIDITY AND CAPITAL RISKS

Changes in interest rates or disruption in liquidity markets may adversely affect our sources of funding.

We must maintain sufficient sources of liquidity to meet the demands of our depositors and borrowers, support our operations and meet regulatory requirements. Our liquidity management policies and practices emphasize core deposits and repayments and maturities of loans and investments as our primary sources of liquidity. These primary sources of liquidity can be supplemented by FHLB advances, borrowings from the FRB, proceeds from the sales of loans and investment securities and capital raising activities. Secondary sources of liquidity may be more costly to us than funding provided by lower-cost, core deposit account balances having similar maturities. In addition, adverse changes in our financial condition or results of operations, downgrades in our credit ratings, regulatory actions involving us, or changes in regulatory, industry or market conditions could lead to an increase in the cost of these secondary sources of liquidity, the inability to refinance or replace these secondary funding sources as they mature, or the withdrawal of unused borrowing capacity under these secondary funding sources.

We are dependent on customer deposits as our primary source of funding. A substantial majority of our deposits are in non-maturing accounts that customers can withdraw on demand or upon several days' notice. Factors, including competition with bank and non-bank competitors, changes in interest rates, the availability of alternative investment options, customer confidence in the industry and the liquidity needs of deposit customers, can cause fluctuations in both the level and cost of customer deposits. Further, deposits from state and municipal entities, primarily in non-maturing, interest-bearing accounts, are a significant source of deposit funding for us, representing approximately 13% of total deposits at December 31, 2025. State and municipal customers frequently maintain large deposit account balances substantially in excess of the FDIC insurance limit, and these depositors may be more sensitive than other depositors to changes in interest rates. Changes in any of these factors could increase our funding costs, reduce our NIM and/or create liquidity challenges.

Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of us, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. As we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. At December 31, 2025, approximately 36% of our deposits (excluding Intra-Company deposits) were uninsured and we are dependent on these deposits for liquidity.

If we are not able to continue to depend primarily on customer deposits to meet our liquidity and funding needs, access secondary, non-deposit funding sources on favorable terms or otherwise fail to manage our liquidity effectively, our ability to continue to grow may be constrained, and our liquidity, operating margins, business, financial condition and results of operations may be materially adversely affected.

We may need to raise additional capital in the future and such capital may not be available when needed or at all.

We are required by regulatory agencies to maintain adequate levels of capital. We may need to raise additional capital in the future to meet regulatory or other internal requirements. As a publicly traded company, a likely source of additional funds is the capital markets, accomplished generally through the issuance of equity, both common and preferred stock, and the issuance of debt. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance.

We cannot provide any assurance that access to such capital will be available to us on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers or counterparties participating in the capital markets, may materially and adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. If we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. The inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition or results of operations.

We are subject to capital adequacy standards, and a failure to meet these standards could adversely affect our financial condition.

The Corporation and Fulton Bank are each subject to capital adequacy and liquidity rules and other regulatory requirements specifying the minimum amounts and types of capital that must be maintained. From time to time, the regulators implement changes to these regulatory capital adequacy and liquidity guidelines. If we fail to meet these minimum capital and liquidity guidelines and other regulatory requirements, we may be restricted in the types of activities we may conduct and may be prohibited from taking certain capital actions, such as making payments on certain capital instruments, paying executive bonuses or dividends, and repurchasing or redeeming capital securities.

RISKS RELATED TO RISK MANAGEMENT

We are exposed to many types of operational and other risks, and our framework for managing risks may not be effective in mitigating risk.

We are exposed to many types of operational risks, including the risk of human error or fraud by employees and other third parties, intentional and inadvertent misrepresentation by loan applicants, borrowers or guarantors, unsatisfactory performance by employees and vendors, clerical and record-keeping errors, operational errors, computer and telecommunications systems malfunctions or failures and reliance on data that may be faulty or incomplete. In an environment characterized by continual, rapid technological change, when we introduce new products and services, or make changes to our information technology systems and processes as we do from time to time, our operational risks are increased. Any of these operational risks could result in the diminished ability to operate one or more of our businesses, financial loss, potential liability to customers, inability to secure insurance, reputational damage and/or regulatory intervention, any or all of which could materially adversely affect us.

Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our large transaction volume and necessary dependence upon automated systems to record and process these transactions results in the risk that technical flaws, tampering, or manipulation of those automated systems, arising from events wholly or partially beyond our control, and may give rise to disruption of service to customers and to financial loss or liability. We are also exposed to the risk that our business continuity and data security systems prove to be inadequate.

Furthermore, our risk management framework is subject to inherent limitations, and risks may exist, or develop in the future, that we have not identified or anticipated. Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide reasonable, but not absolute, assurances that the objectives of the controls are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, financial condition or results of operations. See "Item 9A. Controls and Procedures."

Loss of, or failure to adequately safeguard, confidential or proprietary information may adversely affect our operations, net income or reputation.

Our business is highly dependent on information systems and technology and the ability to collect, process, transmit and store significant amounts of confidential information on a daily basis. While we perform some of the functions required to operate our business directly, we also rely on third parties for significant business functions, such as processing customer transactions, providing cloud-based infrastructure, software and data storage services, maintaining customer-facing websites, including our online and mobile banking functions, and developing software for new products and services. These relationships require us to allow third parties to access, store, process and transmit customer information. As a result, we may be subject to cybersecurity risks directly, as well as indirectly, through the vendors to whom we outsource business functions and the downstream service providers of those vendors. Cyber threats could result in unauthorized access, loss or destruction of confidential information or customer data; unavailability, degradation or denial of service; introduction of computer viruses or ransomware; and other adverse events causing us to incur additional costs repairing systems, restoring data or adding new personnel or protection technologies. Cyber threats may also subject us to regulatory investigations, litigation or enforcement actions, require the payment of fines, penalties or damages, or undertaking costly remediation efforts with respect to third parties affected by a cybersecurity incident, all or any of which could adversely affect our business, financial condition or results of operations and/ or damage our reputation.

Critical infrastructure sectors, including the financial services sector, increasingly have been the targets of cyberattacks. Cyberattacks involving large financial institutions, including denial of service attacks, nation-state cyberattacks, ransomware attacks designed to deny access to key internal resources or systems, and targeted social engineering and email and text message attacks designed to allow unauthorized persons to obtain access to an institution's information systems and data or that of its customers, are becoming more common and increasingly sophisticated. Further, threat actors are increasingly seeking to target vulnerabilities in software systems (and third-party vendors providing those systems) used by large numbers of banking organizations in order to conduct malicious cyber activities.

Like other financial institutions, we experience malicious cyber activity on an ongoing basis directed at our websites, computer systems, software, networks and our users. This malicious activity includes attempts at unauthorized access, implantation of computer viruses or malware, and denial of service attacks. We also experience large volumes of phishing and other forms of social engineering attempted for the purpose of perpetuating fraud against us, our employees or our customers. While, to date, malicious cyber activity, cyberattacks and other information security breaches have not had a material adverse impact on us, risk to our systems remains significant.

Cybersecurity risks for financial institutions also have evolved as a result of the use of cloud computing and new technologies, devices and delivery channels to transmit and store data and conduct financial transactions. The adoption of new products, services and delivery channels contribute to a more complex operating environment, which impacts operational risk and presents the potential for additional structural vulnerabilities.

There can be no assurance that the measures we employ to detect and combat direct or indirect cyber threats will be effective. In addition, because the methods of cyberattacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive control measures to proactively address these methods. There can be no assurance that any future third-party vendor data breach would not be material, and if we or a third-party vendor were to experience a cyberattack or information security breach, we could suffer damage to our reputation, productivity losses, response costs associated with investigation and resumption of services, and incur substantial additional expenses, including remediation expenses costs associated with client notification and credit monitoring services, increased insurance premiums, regulatory penalties and fines, and costs associated with civil litigation, any of which could have a materially adverse effect on our business, financial condition, results of operations and reputation. Although we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, our insurance coverage may be inapplicable or otherwise insufficient to cover any or all losses.

Additionally, account data compromise, malware and ransomware events affecting a broad spectrum of commercial businesses and governmental entities in recent years have resulted in heightened legislative and regulatory focus on privacy, data protection and information security. Changes in laws and regulations may significantly impact our current and planned privacy, data protection and information security-related practices, the collection, use, sharing, retention and safeguarding of consumer and employee information, and current or planned business activities. Compliance with current or future privacy, data protection and information security laws could result in higher compliance and technology costs and could restrict our ability to provide certain products and services that could materially and adversely affect our profitability.

We are subject to a variety of risks in connection with the origination and sale of loans.

We originate residential mortgage loans and other loans, such as loans guaranteed, in part, by the SBA, all or portions of which are later sold in the secondary market to GSEs, such as Fannie Mae and other non-government sponsored investors. In connection with such sales, we make certain representations and warranties with respect to matters such as the underwriting, origination, documentation or other characteristics of the loans sold. We may be required to repurchase a loan, or to reimburse the purchaser of a loan for any related losses, if it is determined that the loan sold was in violation of representations or warranties made at the time of the sale, and, in some cases, if there is evidence of borrower fraud, in the event of early payment default by the borrower on the loan, or for other reasons. We maintain reserves for potential losses on certain loans sold, however, it is possible that losses incurred in connection with loan repurchases and reimbursement payments may be in excess of any applicable reserves, and we may be required to increase reserves and may sustain additional losses associated with such loan repurchases and reimbursement payments in the future, all of which could have a material adverse effect on our business, financial condition and results of operations.

The sale of residential mortgage loans and other loans in the secondary market serves as a source of non-interest income and liquidity for us and can reduce our exposure to interest rate risk. Efforts to reform GSEs, changes in the types of, or standards for, loans purchased by GSEs and other investors, or our failure to maintain our status as an eligible seller of such loans may limit our ability to sell these loans. Our inability to continue to sell these loans could reduce our non-interest income, limit our ability to originate and fund these loans in the future, and make managing interest rate risk more challenging, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our operational risks include risks associated with third-party vendors and other financial institutions.

We rely upon certain third-party vendors to provide products and services necessary to maintain our day-to-day operations, including, notably, responsibility for the core processing system that services Fulton Bank. Accordingly, our operations are exposed to the risk that these vendors might not perform in accordance with applicable contractual arrangements or service level agreements. The failure of an external vendor to perform in accordance with applicable contractual arrangements or service level agreements could be disruptive to our operations and could have a material adverse effect on our business, financial condition or results of operations and/or damage our reputation. Further, third-party vendor risk management continues to be a point of regulatory emphasis. A failure to follow applicable regulatory guidance in this area could expose us to regulatory sanctions.

The commercial soundness of many financial institutions are closely interrelated as a result of credit, trading, execution of transactions or other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which we interact on a daily basis, and, therefore, could have a material adverse effect on our business, financial condition or results of operations.

Any of these operational or other risks could result in our diminished ability to operate one or more of our businesses, financial loss, potential liability to customers, inability to secure insurance, reputational damage and regulatory intervention and could materially adversely affect our business, financial condition and results of operations.

Climate change may materially adversely affect our business and results of operations.

We operate in areas where our business and the activities of our customers could be impacted by the effects of climate change, including increased frequency or severity of storms, hurricanes, floods, droughts, and rising sea levels. These effects can disrupt business operations, damage property, devalue assets and change consumer and business preferences, which may adversely affect borrowers, increase credit risk and reduce demand for our products and services. At this time, we have not experienced material losses from climate change; however, we are aware that its impact may increase in the future. Climate change, its effects and the resulting, unknown impacts could have a material adverse effect on our business, financial condition and results of operations.

We are also susceptible to policy and regulatory changes with respect to banks' climate risk management practices. In addition, due to divergent policies and viewpoints regarding climate change, we are at an increased risk of being subject to different and potentially conflicting legal or regulatory requirements and stakeholder expectations, as well as the risk of harm to our business and brand and our ability to attract and retain employees from negative public opinion related to any of our actual or perceived action or inaction in response to climate-related matters. Furthermore, ongoing legislative or regulatory uncertainties and changes regarding climate-related matters and practices may result in higher regulatory, compliance, credit and other risks and costs, and may subject us to different and potentially conflicting requirements.

RISKS FROM ACCOUNTING AND OTHER ESTIMATES

Our Consolidated Financial Statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting period to prepare these Consolidated Financial Statements in conformity with GAAP. Actual results could differ from these estimates. Material estimates subject to change in the near term include, among other items: the allowance for credit losses; the carrying value of goodwill or other intangible assets; the fair value estimates of certain assets and liabilities; and the realization of DTAs and liabilities. These estimates may be adjusted as more current information becomes available and any adjustment may be significant.

There are risks resulting from the extensive use of models in our business.

We rely on quantitative models to measure risks and to estimate certain financial values. We use models in such processes as determining the pricing of various products, measuring interest rate and other market risks, predicting or estimating losses and assessing capital adequacy, as well as to estimate the value of financial instruments and balance sheet items. Our reliance on models continues to increase as rules, guidance, and expectations change. The most recent example of this is the additional models used in the determination of our ACL under CECL. Poorly designed or implemented models present the risk that our business decisions based on information incorporating model output could be adversely affected due to the inaccuracy of that information. Models are often based on historical experience to predict future outcomes, and, as a result, new experiences or events which are not part of historical experience can significantly increase model imprecision and impact model reliability. Model inputs can also include information provided by third parties, such as economic forecasts or macroeconomic variables (unemployment rates, real GDP, etc.) upon which we rely. Some of the decisions that our regulators make, including those related to capital actions, could be affected due to the perception that the quality of the models used to generate the relevant information is insufficient, which could have a negative impact on our ability to take certain actions, including making dividend payments or engaging in share repurchases.

LEGAL AND REGULATORY COMPLIANCE RISKS

We are subject to extensive regulation and supervision and may be adversely affected by changes in, or any failure to comply with, laws and regulations.

Virtually every aspect of our operations is subject to extensive regulation and supervision by federal and state regulatory agencies, including, but not limited to, the Federal Reserve Board, OCC, FDIC, CFPB, DOJ, UST, SEC, HUD, DOL, EEOC, state attorneys general and state banking, financial services, securities and insurance regulators. Under this framework, regulatory agencies have broad authority to carry out their supervisory, examination and enforcement responsibilities to address compliance with applicable laws and regulations, including, but not limited to, laws and regulations relating to capital adequacy, asset quality, earnings, liquidity, risk management and financial accounting and reporting as well as laws and regulations governing consumer protection, fair lending, privacy, information security and cybersecurity risk management, third-party vendor risk management, AML and sanctions and anti-terrorism laws. Failure to comply with these regulatory requirements, including inadvertent or unintentional violations, may result in the assessment of fines and penalties, the commencement of informal or formal regulatory enforcement actions against us, or regulatory restrictions on our activities. Failure to comply may also affect our ability to grow through acquisitions, discourage institutional investment managers to invest in our securities, result in reputational damage, or increase our costs of doing business.

The U.S. Congress, state legislatures and federal and state regulatory agencies periodically review banking and other laws, regulations and policies for possible changes. Changes in applicable federal or state laws, regulations or governmental policies, including as a result of changes in U.S. presidential administrations that have different regulatory agendas, may affect us and our business. The effects of such changes are difficult to predict and may produce unintended consequences, like limiting the types of financial services and products we may offer, limiting the fees we may charge, altering demand for existing products and services, increasing the ability of non-banks to offer competing financial services and products, increasing compliance burdens, or otherwise adversely affecting our business, financial condition or results of operations.

The CFPB, established pursuant to the Dodd-Frank Act, has imposed enforcement actions against a variety of bank and non-bank market participants with respect to a number of consumer financial products and services. These enforcement actions have resulted in those participants expending significant time, money and resources to adjust to the initiatives being pursued by the CFPB. These enforcement actions may also serve as precedent for how the CFPB interprets and enforces consumer protection laws, including practices or acts that are deemed to be unfair, deceptive or abusive, with respect to supervised institutions and may result in the imposition of higher standards of compliance with such laws. Other federal financial regulatory agencies, including the OCC, as well as state attorneys general and state banking agencies and other state financial regulators have also been active in this area with respect to institutions over which they have jurisdiction.

Compliance with banking and financial services statutes and regulations also impacts our ability to engage in new activities or to expand existing activities. Federal and state banking agencies possess broad powers to take supervisory actions, as they deem appropriate. These supervisory actions may result in higher capital requirements, higher deposit insurance premiums and limitations on our operations and expansion activities that could have a material adverse effect on our business and profitability. We dedicate significant time, effort, and expense to comply with regulatory and supervisory standards and requirements imposed by our regulators, and we expect that we will continue to do so. If we fail to develop the systems and processes necessary to comply with the standards and requirements imposed by these rules at a reasonable cost, it could have a material adverse effect on our business, financial condition or results of operations.

From time to time we may be the subject of litigation and governmental or administrative proceedings. Adverse outcomes of any such litigation or proceedings may have a material adverse impact on our business, financial condition and results of operations as well as our reputation.

Many aspects of our business involve a substantial risk of legal liability. From time to time, we have been named or threatened to be named as a defendant in various lawsuits arising from our business activities and, in some cases, from the activities of companies that we or our subsidiaries acquired. In addition, we are periodically the subject of governmental investigations and other forms of regulatory or governmental inquiry. These lawsuits, investigations, inquiries and other matters could lead to: administrative, civil or criminal proceedings, result in adverse judgments, settlements, fines, penalties, restitution, injunctions or other types of sanctions, the need for us to undertake remedial actions, or otherwise alter our business, financial or accounting practices. Substantial legal liability or significant regulatory actions against us could materially adversely affect our business, financial condition and results of operations and cause significant reputational harm.

Changes in U.S. federal, state or local tax laws may negatively impact our financial performance.

We are subject to changes in tax laws that could increase our effective tax rate. These changes may be retroactive to previous periods and, as a result, could negatively affect our current and future financial performance. The Tax Act reduced our federal corporate income tax rate to 21% beginning in 2018. The Tax Act also imposed limitations on our ability to take certain deductions, such as the deduction for FDIC deposit insurance premiums, which partially offset the increase in net income from the lower tax rate. The Inflation Reduction Act of 2022 imposes a 1% excise tax on the value of our shares we repurchase that exceeds $1 million in the aggregate during any taxable year, subject to certain adjustments. Additionally, on July 4, 2025, H.R. 1 was signed into law, which included a broad range of tax reform provisions affecting businesses, including extending and modifying certain key provisions from the Tax Act and accelerating the phase-out of certain incentives from the Inflation Reduction Act of 2022.

There is uncertainty concerning whether future legislation will further revise the Tax Code. Future changes to the Tax Code may affect our business, financial condition and results of operations.

Regulations relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various federal and state privacy, information security, and data protection laws, such as the GLBA, that among other things require privacy disclosures and maintenance of a robust security program that are increasingly subject to change which could have a significant impact on our current and planned privacy, data protection, and information security-related practices; our collection, use, sharing, retention, and safeguarding of consumer or employee information; disclosures and notifications during a cyber or information security incident; and certain of our current or planned business activities. Our regulators also hold us responsible for privacy and data protection obligations performed by our third-party service providers while providing services to us, as well as disclosures and notifications during a cyber or information security incident.

New or changes to existing laws could increase our costs of compliance and business operations and could reduce income from certain business initiatives, including increased privacy-related enforcement activity and higher compliance and technology costs, and could restrict our ability to provide certain products and services. Our failure to comply with privacy, data protection, and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions, and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

RISKS RELATED TO THE CONSUMMATION OF THE MERGER AND OUR FUTURE STRATEGIC GROWTH

We expect to incur substantial costs related to the Merger and integration, and these costs may be greater than anticipated due to unexpected events.

We have incurred and expect to incur a number of significant non-recurring costs associated with the Merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by us regardless of whether or not the Merger is completed.

In addition, we will incur integration costs following the completion of the Merger as we integrate Blue Foundry Bank, including facilities and systems consolidation costs and employment-related costs. We may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While we have assumed that a certain level of costs will be incurred, there are many factors beyond our control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in us taking charges against earnings following the completion of the Merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.

Combining the Corporation and Blue Foundry may be more difficult, costly or time-consuming than expected, and we may fail to realize the anticipated benefits and cost savings of the Merger.

The success of the Merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of the Corporation and Blue Foundry. To realize the anticipated benefits and cost savings from the Merger, we must successfully integrate and combine Blue Foundry with our business in a manner that permits those cost savings to be realized without adversely affecting current revenues and future growth. If we are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the Merger could be less than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the Merger and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect on the revenues, levels of expenses and operating results of the Corporation following the completion of the Merger, which may adversely affect the value of our common stock.

We and Blue Foundry have operated and, until the effective time of the Merger, must continue to operate, independently. It is possible that the integration process could result in the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies' ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the Merger. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on each of us and Blue Foundry during this transition period and for an undetermined period after completion of the Merger on us.

Our future results following the completion of the Merger may suffer if we do not effectively manage our expanded operations.

Following the Merger, the size of our business will increase beyond the current size of either our or Blue Foundry's business. Our future success will depend, in part, upon our ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. We may also face increased scrutiny from governmental entities as a result of the increased size of our business. There can be no assurances that we will be successful or that we will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the Merger.

We may be unable to retain legacy Blue Foundry personnel successfully after the completion of the Merger.

The success of the Merger will depend in part on our ability to retain the talent and dedication of key employees currently employed by Blue Foundry. It is possible that these employees may decide not to remain with Blue Foundry while the Merger is pending or after its completion. If we and Blue Foundry are unable to retain key employees, including management, who are critical to the successful integration and future operations of the Corporation following the Merger, the Corporation and Blue Foundry could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the completion of the Merger, if key employees terminate their employment, our business activities following the Merger may be adversely affected, and management's attention may be diverted from successfully hiring suitable replacements, all of which may cause our business following the Merger to suffer. We and Blue Foundry also may not be able to locate or retain suitable replacements for key employees who leave either company.

Failure to complete the Merger could negatively affect us.

If the Merger is not completed for any reason, there may be various adverse consequences and we may experience negative reactions from the financial markets and from our respective customers and employees. For example, our business may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger. Additionally, if the Merger Agreement is terminated, the market price of our common stock could decline to the extent that current market prices reflect a market assumption that the Merger will be beneficial and will be completed.

Additionally, we have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement, as well as the costs and expenses of preparing, filing, printing and mailing the proxy statement/prospectus, and all filing and other fees paid in connection with the Merger. If the Merger is not completed, we would have to pay some of these expenses without realizing the expected benefits of the Merger.

We face a variety of risks in connection with completed and potential future acquisitions.

We may from time to time seek to supplement organic growth through acquisitions of banks, branches or other financial businesses or assets. Potential acquisitions, including the pending Merger, are typically subject to regulatory or other approvals, and there can be no assurance that we would be able to obtain any such approvals in a timely manner, without restrictive conditions or at all. Even if required approvals are obtained, acquisitions involve numerous risks, including lower than expected performance, higher than expected costs, difficulties related to integration, diversion of management's attention from other business activities, the potential loss of key employees, changes in relationships with customers, disruption of the operations of the acquired business and our business, exposure to potential asset quality issues, unknown or contingent liabilities of the acquired business and changes in banking or tax laws or regulations that may affect the acquired business and our business.

The success of any future acquisitions we may consummate will depend on, among other things, our ability to realize the expected revenue increases, cost savings, strategic gains, increases in geographic or product presence, and/or other anticipated benefits. If we are not able to successfully achieve these objectives, the anticipated benefits of the subject acquisition may not be realized fully or at all or may take longer to realize than expected and the subject acquisition could have a material adverse effect on our business, financial condition and results of operations.

Additionally, future mergers or acquisitions, if any, may involve cash, debt or equity securities as transaction consideration. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our stock's tangible book value and net income per common share may occur in connection with any future transaction. We cannot say with any certainty that we will be able to consummate, or if consummated, successfully integrate any future acquisitions, or that we will not incur disruptions or unexpected expenses in integrating such acquisitions. Furthermore, failure to realize the expected revenue increases, cost savings, strategic gains, increases in geographic or product presence, and/or other anticipated benefits from pending or future acquisitions could have a material adverse effect on our business, financial condition and results of operations.

If the goodwill that we have recorded or will record in the future in connection with our acquisitions becomes impaired, it could have a negative impact on our results of operations.

We have supplemented our internal growth with strategic acquisitions of banks, branches and other financial services companies. In the future, we may seek to supplement organic growth through additional acquisitions. If the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. As of December 31, 2025, we had $553.3 million of goodwill recorded on our balance sheet. We are required to evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to earnings in the period in which the impairment occurs. There can be no assurance that future evaluations of goodwill will not result in impairment charges.

We may not be able to achieve our growth plans.

Our business plan includes the pursuit of profitable growth. To achieve profitable growth, we may pursue new lines of business or offer new products or services, all of which can involve significant costs, uncertainties and risks. Any new activity we pursue may require a significant investment of time and resources and may not generate the anticipated return on that investment. In addition, we may not be able to effectively implement and manage any new activities. External factors, such as the need to comply with additional regulations, the availability, or introduction, of competitive alternatives in the market, and changes in customer preferences may also impact the successful implementation of any new activity. Any new activity could have a significant impact on the effectiveness of our system of internal controls. Sustainable growth requires that we manage risks by balancing loan and deposit growth at acceptable levels of risk, maintaining adequate liquidity and capital, hiring and retaining qualified employees, and successfully managing the costs and implementation risks with respect to strategic projects and initiatives. If we are not able to adequately identify and manage the risks associated with new activities, our business, financial condition and results of operations could be materially and adversely impacted.

RISKS RELATED TO COMPETITION

Our ability to attract and retain qualified employees is critical to our success.

Our employees are our most important resource. Competition for qualified personnel is intense in many areas of the financial services industry. We endeavor to attract talented new employees and retain and motivate our existing employees to assist in executing our growth, acquisition and business strategies. We also seek to retain proven, experienced senior employees augmented from time to time by external hires, to provide continuity of succession of our executive management team. Losses of, or changes in, our current executive officers or other key personnel, or the inability to recruit and retain qualified personnel in the future, could materially and adversely affect our financial condition and results of operations.

We face strong competition from financial services companies and other companies that offer banking services which could materially and adversely affect our business.

The financial services industry has become even more competitive as a result of legislative, regulatory, and technological changes and continued banking consolidation which may increase in connection with current economic, market, and political conditions. We face substantial competition in all phases of our operations from a variety of competitors, including national banks, regional banks, community banks and FinTechs. Many of our competitors offer the same banking services that we offer and our success depends on our ability to adapt our products and services to evolving industry standards and customer preferences. In addition to product and service offerings, we compete based on a number of other factors, including financial and other terms, underwriting standards, technological capabilities, brand, and reputation. Increased competition in our market may result in reduced new loan production and/or decreased deposit balances or less favorable terms on loans and leases and/or deposit accounts. We also face competition from many other types of financial institutions, including without limitation, non-bank specialty lenders, insurance companies, private investment funds, investment banks and other financial intermediaries, and some of these competitors may not be subject to the same regulatory requirements that we are. Many of our competitors have significantly greater resources, established customer bases, more locations, and longer operating histories. Should competition in the financial services industry intensify, our ability to market our products and services may be adversely affected. If we are unable to attract and retain banking customers, we may be unable to grow or maintain the levels of our loans and deposits, and our financial condition and results of operations may be adversely affected as a result. Ultimately, we may not be able to compete successfully against current and future competitors.

Failure to keep pace with technological change could adversely affect our business.

The financial services industry experiences continuous technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. The costs of implementing new technology, including personnel, can be high, in both absolute and relative terms, and we may not achieve intended benefits of new technology initiatives. Moreover, the implementation of new technology can expose us to new or increased operational risks. For example, our implementation of certain new technologies, such as those related to artificial intelligence, machine learning and automated decision making, in our business processes may have unintended consequences due to their limitations or our failure to use them effectively. Many of our competitors have substantially greater resources to invest in technological improvements or are technology focused start-ups with internally developed cloud-native systems that offer improved user interfaces and experiences. Due to our size, we may face challenges in allocating sufficient resources to keep pace with technological investments and improvements implemented by our larger competitors. In addition, new payment, credit and investment and wealth management services developed and offered by non-bank or non-traditional competitors pose an increasing threat to the products and services traditionally provided by financial institutions like us. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers, or effectively deploy new technologies to improve efficiency. In addition, we depend on internal and outsourced technology to support all aspects of our business operations. Interruption or failure of these systems creates a risk of business loss as a result of adverse customer experiences and possible diminishing of our reputation, damage claims or civil fines. Failure to successfully keep pace with technological change affecting the financial services industry or to successfully implement core processing strategies could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

RISKS RELATED TO AN INVESTMENT IN OUR SECURITIES

We are a bank holding company and rely on dividends and other payments from our subsidiaries for substantially all of our revenue and our ability to make dividend payments, distributions and other payments.

We are a bank holding company, a separate and distinct legal entity from our bank and non-bank subsidiaries, and we depend on the payment of dividends and other payments and distributions from our subsidiaries, principally Fulton Bank, for substantially all of our revenues. As a result, our ability to make dividend payments on our common and preferred stock depends primarily on compliance with applicable federal regulatory requirements and the receipt of dividends and other distributions from our subsidiaries. There are various regulatory and prudential supervisory restrictions, which may change from time to time, that impact the ability of Fulton Bank to pay dividends or make other payments to us. There can be no assurance that Fulton Bank will be able to pay dividends at past levels, or at all, in the future. If we do not receive sufficient cash dividends or are unable to borrow from Fulton Bank, then we may not have sufficient funds to pay dividends to our shareholders, repurchase our common stock or service our debt obligations.

We may reduce or discontinue the payment of dividends on, or repurchases of, our common stock.

We have pursued a strategy of capital management under which we have sought to deploy capital through stock repurchases and dividends on our common stock, in a manner that is beneficial to our shareholders. Our shareholders are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. We are not required to pay dividends on, or effect repurchases of, our common stock and may reduce or eliminate our common stock dividend and/or share repurchases in the future. Our ability to pay dividends to our stockholders is subject to the restrictions set forth in Pennsylvania law, by the Federal Reserve Board, and by certain covenants contained in our subordinated debentures. Notification to the Federal Reserve Board is also required prior to our declaring and paying a cash dividend to our shareholders during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. We may not pay a dividend if the Federal Reserve Board objects or until such time as we receive approval from the Federal Reserve Board or we no longer need to provide notice under applicable regulations. In addition, we may be restricted by applicable law or regulation or actions taken by our regulators, now or in the future, from paying dividends to, or repurchasing shares of our common stock from, our shareholders. We cannot provide assurance that we will continue paying dividends on, or repurchase shares of, our common stock at current levels or at all. A reduction or discontinuance of dividends on our common stock or our share repurchases could have a material adverse effect on the market price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Corporation's cybersecurity risk management program is integrated into our enterprise risk management program and is designed to expeditiously identify, analyze and protect against security threats to its computer systems, software, networks, storage devices and other technology assets. Our management team, with oversight from our Board of Directors, proactively manages the Corporation's cybersecurity risks to avoid or minimize the impacts of attacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt service, sabotage systems or cause other damage. Specifically, the Corporation has appointed a CISO to maintain a comprehensive information security program. Our strategy includes a continuous improvement mindset along with a defense-in-depth approach to cybersecurity. We utilize industry standards that include the NIST Cybersecurity Framework and the Financial Services Sector Cybersecurity Profile. Our layered security architecture consists of innovative technology to detect, prevent, and mitigate cybersecurity threats. Ongoing proactive analysis of cyber threat intelligence ensures that we are taking the appropriate counter measures to defend against the latest threats. We use monitoring and preventive controls to detect and respond swiftly to data breaches and cyber threats involving our systems. We regularly evaluate our systems and controls and implement upgrades as necessary. We also attempt to reduce our exposure to our vendors' data privacy and cyber incidents by performing initial vendor due diligence that is updated periodically for critical vendors, negotiating service level standards with vendors, negotiating for indemnification from vendors for confidentiality and data breaches, and limiting third-party access to the least privileged level necessary to perform outsourced functions. The additional cost to us of data and cybersecurity monitoring and protection systems and controls includes the cost of hardware and software, third-party technology providers, consulting and forensic testing firms, insurance premium costs, legal fees and the cost of personnel who focus a substantial portion of their responsibilities on data security and cybersecurity.

The Corporation uses an ICIRP designed to enable management to respond timely to cybersecurity incidents, coordinate such responses within the Corporation and with our Board of Directors, notify law enforcement and other government agencies, and notify customers and employees. The ICIRP provides a documented framework for identifying and responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the CIRST. The CIRST facilitates coordination across key stakeholders of the Corporation. The Corporation's CISO and key members of management are members of the ICIRP. The Corporation provides the CISO and the information security team with a comprehensive suite of security tools and techniques to protect the confidentiality, integrity and availability of the Corporation's data for the benefit of our customers, employees and shareholders. We periodically engage third-party consultants to assess the effectiveness of our strategy, tools and techniques, and overall information security program. Independent oversight and assurance activities include internal audits, vulnerability assessments and penetration testing. The Corporation's cybersecurity professionals are well-trained on how to protect customer and employee information through ongoing education and awareness initiatives.

The Corporation maintains a third-party risk management program designed to identify, analyze and monitor risks, including cybersecurity risks, associated with vendors and outside service providers. Our vendor risk management team collaborates closely with the information security team to ensure third parties meet certain information security control requirements. Our information security team proactively monitors our internal systems and email gateways for phishing email attacks. Remote connections are also assessed and monitored given a portion of our workforce works remotely.

Our Board of Directors provides direction and oversight over the Corporation's enterprise-wide risk management program, including risks related to cybersecurity. The Risk Committee is responsible for overseeing the Corporation's information security program and execution. The Risk Committee promotes collaboration and cooperation between various elements within the Corporation relative to information security.

Cybersecurity incidents are managed through the ICIRP, which provides direction to management allowing for the timely transfer of information throughout the organization. Our policy requires material incidents to be reported within four business days after an incident is determined to be material with the materiality determination to be completed without unreasonable delay. Management's Disclosure Committee has developed a plan to facilitate making timely determinations as to whether and when incidents should be disclosed. If a material incident occurs, the Corporation will describe in detail the material aspects and nature, scope and timing of the incident, along with the impact to its financial condition and results of operations.

To our knowledge, previous cybersecurity incidents have not materially affected the Corporation, its business strategy, financial condition or results of operation. With regard to the possible impact of future cybersecurity threats or incidents, see "Item 1A. Risk Factors."

Item 2. Properties

The Corporation's financial center properties as of December 31, 2025 totaled 204 financial centers. Of those financial centers, 43 were owned and 161 were leased. Remote service facilities (mainly stand-alone ATMs) are excluded from these totals. The Corporation's headquarters is located in Lancaster, Pennsylvania. The Corporation owns an operations center located in East Petersburg, Pennsylvania.

Item 3. Legal Proceedings

The information presented in the "Legal Proceedings" section of "Note 21 - Commitments and Contingencies" in the Notes to Consolidated Financial Statements in Part I, "Item 1. Financial Statements" is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

As of February 2, 2026, the Corporation had 180.0 million shares of $2.50 par value common stock outstanding held by approximately 53,242 holders of record. The closing price per share of the Corporation's common stock on February 24, 2026 was $21.17. The common stock of the Corporation is traded on the Nasdaq Global Select Market under the symbol "FULT."

Restrictions on the Payments of Dividends

The Corporation is a separate and distinct legal entity from its banking and nonbanking subsidiaries and depends on the payment of dividends from its subsidiaries, principally Fulton Bank, for substantially all of its revenues. As a result, the Corporation's ability to make dividend payments on its common stock depends primarily on compliance with applicable federal regulatory requirements and the receipt of dividends and other distributions from its subsidiaries. There are various regulatory and prudential supervisory restrictions, which may change from time to time, that impact the ability of its banking subsidiary to pay dividends or make other payments to the Corporation. In addition, dividends on the Corporation's common stock may not be declared, paid or set aside for payment unless the full dividends for the immediately preceding dividend payment period for the Corporation's Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside. For additional information regarding the regulatory restrictions applicable to the Corporation and its subsidiaries, see "Supervision and Regulation," in "Item 1. Business;" "Item 1A. Risk Factors" - *We are a bank holding company and rely on dividends and other payments from our subsidiaries for substantially all of our revenue and our ability to make dividend payments, distributions and other payments*;" and "Note 12 - Regulatory Matters," in the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about the number of securities remaining available for future issuance under the Employee Equity Plan, the Directors' Plan and the ESPP as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding warrants and rights [1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) [2]
Equity compensation plans approved by security holders	2,876,550	4,143,684
Equity compensation plans not approved by security holders	—	—
Total	2,876,550	4,143,684

(1) The number of securities to be issued upon exercise of outstanding warrants and rights includes: (i) 972,558 PSUs, which is the target number of PSUs that are payable under the Employee Equity Plan, though no shares will be issued until achievement of applicable performance goals, (ii) 1,571,252 time-vested RSUs granted under the Employee Equity Plan and (iii) 332,740 time-vested RSUs granted under the Directors' Plan.

(2) Consists of: (i) 3,152,543 shares that may be awarded under the Employee Equity Plan, (ii) 256,205 shares that may be awarded under the Directors' Plan and (iii) 734,936 shares that may be purchased under the ESPP. Excludes accrued purchase rights under the ESPP as of December 31, 2025 as the number of shares to be purchased is indeterminable until the shares are issued.

Performance Graph

The following graph shows cumulative total shareholder return (i.e., price change, plus reinvestment of dividends) on the common stock of the Corporation during the five-year period ended December 31, 2025, compared with (1) the Nasdaq Bank Index and (2) the S&P 500. The graph is not indicative of future price performance.

The graph below is furnished under this Part II, Item 5 of this Annual Report on Form 10-K and shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.



	Year Ending December 31					
Index	2020	2021	2022	2023	2024	2025
Fulton Financial Corporation	$ 100.00	$ 138.94	$ 142.98	$ 146.02	$ 177.11	$ 183.57
S&P 500	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
Nasdaq Bank Index	$ 100.00	$ 142.26	$ 115.66	$ 107.92	$ 125.97	$ 131.30

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2025 to October 31, 2025	342,275	$ 17.45	342,275	$ 79,711,778
November 1, 2025 to November 30, 2025	150,000	18.48	150,000	68,643,653
December 1, 2025 to December 31, 2025	590,403	18.82	590,403	65,981,606

[1] Includes 1% excise tax

During the fourth quarter of 2025, approximately 1.1 million shares of common stock were repurchased at a total cost of $19.9 million, or an average cost of $18.34 per share, under the 2025 Repurchase Program.

During the year ended December 31, 2025, approximately 3.3 million shares of common stock were repurchased at a total cost of $59.7 million, or an average cost of $18.16 per share, under the 2025 Repurchase Program.

On December 16, 2025, the Corporation announced that its Board of Directors approved the 2026 Repurchase Program. The 2026 Repurchase Program will expire on January 31, 2027. Under the 2026 Repurchase Program the Corporation is authorized to repurchase up to $150.0 million of shares of its common stock. Under this authorization, up to $25.0 million of the $150.0 million authorization may be used to repurchase the Corporation's preferred stock and outstanding subordinated notes.

As permitted by securities laws and other legal requirements and subject to market conditions and other factors, purchases may be made from time to time under the 2026 Repurchase Program in open market or privately negotiated transactions, including without limitation, through accelerated share repurchase transactions. The 2026 Repurchase Program may be discontinued at any time.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion relates to the Corporation, a financial holding company registered under the BHCA and incorporated under the laws of the Commonwealth of Pennsylvania, and its wholly-owned subsidiaries. Management's Discussion should be read in conjunction with the Consolidated Financial Statements and other financial information presented in this Annual Report on Form 10-K.

OVERVIEW

The Corporation is a financial holding company, which, through its wholly-owned banking subsidiary, provides a full range of consumer and commercial financial services in Pennsylvania, Delaware, Maryland, New Jersey and Virginia.

The Corporation generates the majority of its revenue through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and maintaining or increasing the NIM, which is FTE net interest income as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through gains on sales of assets, such as loans, investments and properties. Offsetting these revenue sources are provisions for credit losses on loans and OBS credit risks, non-interest expenses and income taxes.

Merger

On November 24, 2025, the Corporation entered into the Merger Agreement with Blue Foundry. Under the terms of the Merger Agreement, Blue Foundry will merge with and into the Corporation, with the Corporation continuing as the surviving corporation. The combined company will operate under the Corporation's name and will trade under the ticker symbol "FULT." Shareholders of Blue Foundry approved the Merger at the Blue Foundry special shareholder meeting on January 29, 2026, and all regulatory approvals required to complete the Merger have been obtained. Subject to the satisfaction of the remaining customary closing conditions in the Merger Agreement, we expect the Merger to close on or about April 1, 2026. Blue Foundry Bank is expected to be merged with and into Fulton Bank in the third quarter of 2026.

The Corporation developed a comprehensive integration plan with respect to the Merger and will expense direct costs as incurred. These direct costs related to the Merger totaled $1.1 million for the year ending December 31, 2025. Costs related to the Merger are included in acquisition-related expenses in the Consolidated Statements of Income.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	2025	2024	2023
	(dollars in thousands, except per share)		
Net income	**$ 391,609**	$ 288,743	$ 284,280
Net income available to common shareholders	**$ 381,361**	$ 278,495	$ 274,032
Net income available to common shareholders per share (diluted)	**$ 2.08**	$ 1.57	$ 1.64
Operating net income available to common shareholders per share[1]	**$ 2.16**	$ 1.85	$ 1.71
Return on average assets	**1.23 %**	0.95 %	1.04 %
Operating return on average assets[1]	**1.28 %**	1.11 %	1.08 %
Return on average common shareholders' equity	**12.09 %**	9.83 %	11.24 %
Operating return on average common shareholders' equity (tangible)[1]	**15.70 %**	14.81 %	15.21 %
Net interest margin[2]	**3.51 %**	3.42 %	3.42 %
Efficiency ratio[1]	**57.6 %**	60.8 %	60.5 %
Non-performing assets to total assets	**0.58 %**	0.69 %	0.56 %
Net charge-offs to average loans, annualized	**0.21 %**	0.19 %	0.14 %

[1] Represents a financial measure derived by methods other than GAAP. See reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure under the "Supplemental Reporting of Non-GAAP Based Financial Measures" section of Management's Discussion.

[2] Presented on a FTE basis using a 21% federal tax rate and statutory interest expense disallowances.

Financial Highlights

Net Income Available to Common Shareholders and Net Income Per Share - Net income available to common shareholders was $381.4 million for the year ended December 31, 2025, a $102.9 million increase compared to $278.5 million in 2024. Net income available to common shareholders per diluted share was $2.08 for the year ended December 31, 2025, a $0.51 increase compared to $1.57 in 2024.

Year Ended December 31, 2025 Results were Impacted by the Following Items:

- NIM of 3.51%, a nine bps increase compared to 3.42% in 2024.

- Net interest income of $1.0 billion, a $76.0 million increase compared to $960.3 million in 2024.

- Provision for credit losses of $35.7 million resulting in an ACL attributable to net loans of $364.5 million, or 1.51% of total net loans as of December 31, 2025.

- Non-interest income of $276.8 million, a $1.0 million increase compared to $275.7 million in 2024.

- Non-interest expense of $791.8 million, a $28.0 million decrease compared to $819.8 million in 2024.

- During the year ended December 31, 2025, 3.3 million shares of the Corporation's common stock were repurchased at a total cost of $59.7 million, or $18.16 per share, under the 2025 Repurchase Program.

Supplemental Reporting of Non-GAAP Based Financial Measures

This Annual Report on Form 10-K contains supplemental financial information, as detailed below, that has been derived by methods other than GAAP. The Corporation has presented these non-GAAP financial measures because it believes that these measures provide useful and comparative information to assess trends in the Corporation's results of operations. Presentation of these non-GAAP financial measures is consistent with how the Corporation evaluates its performance internally and these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the Corporation's industry. Management believes that these non-GAAP financial measures, in addition to GAAP measures, are also useful to investors to evaluate the Corporation's results. Investors should recognize that the Corporation's presentation of these non-GAAP financial measures might not be comparable to similarly-titled measures of other companies. These non-GAAP financial measures should not be considered a substitute for GAAP basis measures, and the Corporation strongly encourages a review of its Consolidated Financial Statements in their entirety.

Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measure follow:

	2025	2024	2023
	(dollars in thousands, except per share data)		
Operating net income available to common shareholders			
Net income available to common shareholders	$ 381,361	$ 278,495	$ 274,032
Less: Other[1]	(5,858)	(1,805)	1,855
Less: Gain on acquisition, net of tax	—	(36,996)	—
Plus: Loss on securities restructuring	—	20,282	—
Plus: Core deposit intangible amortization	22,010	17,307	2,308
Plus: Acquisition-related expense	1,182	37,635	—
Plus: CECL Day 1 Provision	—	23,444	—
Plus: FDIC special assessment	(95)	940	6,494
Less: Gain on Sale-Leaseback Transaction	—	(20,266)	—
Plus: FultonFirst implementation and asset disposals	2,271	32,038	3,197
Less: Tax impact of adjustments	(4,097)	(23,011)	(2,909)
Operating net income available to common shareholders (numerator)	$ 396,774	$ 328,063	$ 284,977
Weighted average shares (diluted) (denominator)	183,289	177,223	166,769
Operating net income available to common shareholders, per share (diluted)	$ 2.16	$ 1.85	$ 1.71

(1) Includes a loan recovery adjustment of $5.6 million in 2025, reflected in the provision for credit losses related to a loan acquired in the Republic First Transaction.

	2025	2024	2023
	(dollars in thousands)		
Operating return on average assets			
Net income	$ 391,609	$ 288,743	$ 284,280
Less: Other[1]	(5,858)	(1,805)	1,855
Less: Gain on acquisition, net of tax	—	(36,996)	—
Plus: Loss on securities restructuring	—	20,282	—
Plus: Core deposit intangible amortization	22,010	17,307	2,308
Plus: Acquisition-related expense	1,182	37,635	—
Plus: CECL Day 1 Provision	—	23,444	—
Plus: FDIC special assessment	(95)	940	6,494
Less: Gain on Sale-Leaseback Transaction	—	(20,266)	—
Plus: FultonFirst implementation and asset disposals	2,271	32,038	3,197
Less: Tax impact of adjustments	(4,097)	(23,011)	(2,909)
Operating net income (numerator)	$ 407,022	$ 338,311	$ 295,225
Total average assets	$31,952,633	$30,473,130	$27,229,704
Less: Average net core deposit intangible	(68,709)	(61,810)	(5,996)
Total average operating assets (denominator)	$31,883,924	$30,411,320	$27,223,708
Operating return on average assets	1.28 %	1.11 %	1.08 %

(1) Includes a loan recovery adjustment of $5.6 million in 2025, reflected in the provision for credit losses related to a loan acquired in the Republic First Transaction.

	2025	2024	2023
	(dollars in thousands)		
Operating return on average common shareholders' equity (tangible)			
Net income available to common shareholders	$ **381,361**	$ 278,495	$ 274,032
Less: Other[1]	**(5,858)**	(1,805)	1,855
Less: Gain on acquisition, net of tax	**—**	(36,996)	—
Plus: Loss on securities restructuring	**—**	20,282	—
Plus: Intangible amortization	**22,462**	17,830	2,944
Plus: Acquisition-related expense	**1,182**	37,635	—
Plus: CECL Day 1 Provision	**—**	23,444	—
Plus: FDIC special assessment	**(95)**	940	6,494
Less: Gain on Sale-Leaseback Transaction	**—**	(20,266)	—
Plus: FultonFirst implementation and asset disposals	**2,271**	32,038	3,197
Less: Tax impact of adjustments	**(4,192)**	(23,121)	(3,043)
Adjusted net income available to common shareholders (numerator)	$ **397,131**	$ 328,476	$ 285,479
Average shareholders' equity	$ **3,346,630**	$ 3,025,642	$ 2,631,249
Less: Average goodwill and intangible assets	**(623,752)**	(615,156)	(561,858)
Less: Average preferred stock	**(192,878)**	(192,878)	(192,878)
Average tangible common shareholders' equity (denominator)	$ **2,530,000**	$ 2,217,608	$ 1,876,513
Operating return on average common shareholders' equity (tangible)	**15.70 %**	14.81 %	15.21 %

(1) Includes a loan recovery adjustment of $5.6 million in 2025, reflected in the provision for credit losses related to a loan acquired in the Republic First Transaction.

	2025	2024	2023
	(dollars in thousands)		
Efficiency ratio			
Non-interest expense	$ **791,829**	$ 819,791	$ 679,207
Less: Intangible amortization	**(22,462)**	(17,830)	(2,944)
Less: Acquisition-related expense	**(1,182)**	(37,635)	—
Less: Debt extinguishment gain (cost)	**—**	—	720
Less: FDIC special assessment	**95**	(940)	(6,494)
Less: Gain on Sale-Leaseback Transaction	**—**	20,266	—
Less: FultonFirst implementation and asset disposals	**(2,271)**	(32,038)	(3,197)
Non-interest expense (numerator)	$ **766,009**	$ 751,614	$ 667,292
Net interest income	$ **1,036,347**	$ 960,325	$ 854,286
Tax equivalent adjustment	**17,680**	17,915	17,811
Plus: Total non-interest income	**276,766**	275,731	227,678
Plus: Other revenue	**(258)**	(1,805)	1,855
Less: Gain on acquisition, net of tax	**—**	(36,996)	—
Plus: Investment securities losses (gains), net	**2**	20,283	733
Total revenue (denominator)	$ **1,330,537**	$ 1,235,453	$ 1,102,363
Efficiency ratio	**57.6 %**	60.8 %	60.5 %

CRITICAL ACCOUNTING POLICIES

The Corporation's accounting policies are fundamental to understanding Management's Discussion. Critical accounting policies are those that the Corporation considers to be most important to the presentation of its financial condition and results of operations, because they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain. The following is a summary of those accounting policies that the Corporation considers to be most important to the presentation of its financial condition and results of operations.

See additional information regarding these critical accounting policies in "Note 1 - Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Allowance for Credit Losses - The ACL is based on estimated losses over the remaining expected life of loans. Management's determination of the appropriateness of the reserve is based on periodic evaluations of the loan portfolio, lending-related commitments, current and forecasted economic factors and other relevant factors.

Loans Evaluated Collectively: Loans evaluated collectively for expected credit losses include all accruing loans and non-accrual loans where the total commitment amount is less than $1 million. In determining the ACL, the Corporation uses three inputs to model the estimate. These inputs are the PD rate which estimates the likelihood that a borrower will be unable to meet its debt obligations, the LGD rate which estimates the percentage of an asset that is lost if a borrower defaults, and the EAD balance which estimates the gross exposure under a facility upon default. The PD models were developed based on historical default data. Both internal and external variables are evaluated in the process. The main internal variables are risk rating or delinquency history and indicators of default. The external variables are economic variables obtained from third-party forecasts.

The PD models are transition matrix models that utilize historical credit observations and incorporate economic forecasts to project future default rates using a linear regression methodology for each loan segment. The LGD model uses a vintage loss approach that estimates LGD rates based on the bank's historical loss experience for each loan segment. The EAD incorporates a prepayment rate and applies the PD rates to estimate the projected exposure at default across the life of each loan. The ACL is calculated by applying the LGD to the EAD at each period across the life of each loan.

The ACL incorporates the Corporation's historical credit observations, current conditions and reasonable and supportable forecasts. These forecasts are based on the projected performance of specific economic variables statistically correlated with historical PD rates. The reasonable and supportable forecast extends to 24 months and reverts back to an average PD rate using a straight-line reversion methodology over a 12 month period.

The ACL is highly sensitive to the economic forecasts used to develop the reserve. As such, the calculation of the ACL is inherently subjective and requires management to exercise judgment.

The ACL may include qualitative adjustments intended to capture the impact of uncertainties not reflected in the quantitative models. In determining qualitative adjustments, management considers changes in national, regional, and local economic and business conditions and their impact on the lending environment, including underwriting standards and other factors affecting credit losses over the remaining life of each loan.

The ACL for loans was $364.5 million and $379.2 million on December 31, 2025 and December 31, 2024, respectively.

The Corporation performs loan loss sensitivity analysis on a quarterly basis to determine the impact of varying economic conditions based on third-party forecasts. Our sensitivity analysis does not represent management's view of expected credit losses at the balance sheet date. One scenario identified includes a highly adverse economic environment. This scenario resulted in a hypothetical increase to the ACL of approximately $35.5 million.

For further discussion of the methodology used in the determination of the ACL, refer to Note 1, "Summary of Significant Accounting Policies" in the Notes to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

Income Taxes - Income tax expense is based upon income before taxes, adjusted for the effect of certain tax-exempt income, non-deductible expenses and credits. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. DTAs or deferred tax liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The Corporation must also evaluate the likelihood that DTAs will be recovered through future taxable income. If any such assets are determined to be more likely than not unrecoverable, then a valuation allowance must be recognized. The assessment of the carrying value of DTAs is based on certain assumptions, the changes of which could have a material impact on the Corporation's Consolidated Financial Statements.

On a periodic basis, the Corporation evaluates its income tax expense based on tax laws, regulations and financial reporting considerations and records adjustments as appropriate. Recognition and measurement of tax positions is based upon management's evaluations of current taxing authorities' examinations of the Corporation's tax returns, recent positions taken by the taxing authorities on similar transactions and the overall tax environment.

Income tax expense was $94.0 million and $55.9 million for the years ended December 31, 2025 and 2024, respectively.

Recently Issued Accounting Standards

For a description of accounting standards recently issued, but not yet adopted by the Corporation, see "Recently Issued Accounting Standards," in "Note 1 - Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

RESULTS OF OPERATIONS

Net Interest Income

FTE net interest income was $1.1 billion for the year ended December 31, 2025, an increase of $75.8 million, compared to $978.2 million for the same period in 2024. For the years ended December 31, 2025 and December 31, 2024, NIM was 3.51% and 3.42%, respectively. The Corporation manages the risk associated with changes in interest rates through the techniques described within Item "7A. Quantitative and Qualitative Disclosures About Market Risk." The following table provides a comparative average balance sheet and net interest income analysis for 2025 compared to 2024 and 2023. Interest income and yields are presented on an FTE basis using a 21% federal tax rate as well as statutory interest expense disallowances. The discussion following this table is based on these tax-equivalent amounts.

	2025			2024			2023		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(dollars in thousands)								
ASSETS									
Interest-earning assets:									
Net loans[1]	$23,995,200	$1,407,669	5.87 %	$23,145,114	$1,406,216	6.08 %	$20,929,302	$1,166,376	5.57 %
Investment securities[2]	5,270,122	193,154	3.66	4,486,726	143,317	3.19	4,210,010	109,325	2.59
Other interest-earning assets	729,300	33,731	4.63	962,971	50,578	5.25	387,360	15,346	3.96
Total interest-earning assets	29,994,622	1,634,554	5.45	28,594,811	1,600,111	5.60	25,526,672	1,291,047	5.06
Noninterest-earning assets:									
Cash and due from banks	294,284			295,156			215,649		
Premises and equipment	184,342			197,823			219,315		
Other assets	1,862,326			1,761,083			1,553,284		
Less: ACL - loans [3]	(382,941)			(375,743)			(285,216)		
Total Assets	$31,952,633			$30,473,130			$27,229,704		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Demand deposits	$ 7,854,613	$ 139,134	1.77 %	$ 7,049,915	$ 128,969	1.83 %	$ 5,582,930	$ 62,494	1.12 %
Savings and money market deposits	8,277,276	188,019	2.27	7,364,106	180,455	2.45	6,616,087	122,340	1.85
Brokered deposits	772,488	33,547	4.34	981,060	51,691	5.27	847,795	43,635	5.15
Time deposits	4,080,550	153,993	3.77	3,747,029	160,744	4.29	2,170,245	63,735	2.94
Total interest-bearing deposits	20,984,927	514,693	2.45	19,142,110	521,859	2.73	15,217,057	292,204	1.92
Borrowings and other interest-bearing liabilities	1,604,263	65,834	4.10	2,280,382	100,012	4.39	2,771,330	126,746	4.54
Total interest-bearing liabilities	22,589,190	580,527	2.57	21,422,492	621,871	2.90	17,988,387	418,950	2.32
Noninterest-bearing liabilities:									
Demand deposits	5,299,084			5,394,518			5,939,799		
Other liabilities	717,729			630,478			670,269		
Total Liabilities	28,606,003			27,447,488			24,598,455		
Total deposits	26,284,011		1.96%	24,536,628		2.13%	21,156,856		1.38%
Total interest-bearing liabilities and noninterest-bearing deposits (cost of funds)	27,888,274		2.08%	26,817,010		2.33%	23,928,186		1.75%
Shareholders' equity	3,346,630			3,025,642			2,631,249		
Total Liabilities and Shareholders' Equity	$31,952,633			$30,473,130			$27,229,704		
Net interest income/net interest margin (FTE)		1,054,027	3.51 %		978,240	3.42 %		872,097	3.42 %
Tax equivalent adjustment		(17,680)			(17,915)			(17,811)	
Net interest income		$1,036,347			$ 960,325			$ 854,286		

[1] Average balances include non-performing loans and loan fees.

[2] Average balances include amortized historical cost for AFS investment securities; the related unrealized holding gains (losses) are included in other assets.

[3] ACL - loans relates to the ACL specifically for net loans and does not include the ACL for OBS credit exposures, which is included in other liabilities.

Comparison of 2025 to 2024

The following table summarizes the changes in FTE interest income and interest expense resulting from changes in average balances (volumes) and changes in yields and rates:

	2025 versus 2024 Increase (decrease) due to change in					
	Volume		Yield/Rate		Net	
	(dollars in thousands)					
FTE interest income on:						
Net loans[1]	$	50,846	$	(49,393)	$	1,453
Investment securities		27,029		22,808		49,837
Other interest-earning assets		(11,332)		(5,515)		(16,847)
Total FTE interest income	$	66,543	$	(32,100)	$	34,443
Interest expense on:						
Demand deposits	$	14,469	$	(4,304)	$	10,165
Savings and money market deposits		21,397		(13,833)		7,564
Brokered deposits		(9,914)		(8,230)		(18,144)
Time deposits		13,641		(20,392)		(6,751)
Borrowings and other interest-bearing liabilities		(27,951)		(6,227)		(34,178)
Total interest expense	$	11,642	$	(52,986)	$	(41,344)

[1] Average balance includes non-performing loans and loan fees.

Note: Changes which are partially attributable to both volume and rate are allocated to the volume and rate components presented above based on the percentage of the direct changes that are attributable to each component.

Compared to 2024, FTE total interest income for 2025 increased $34.4 million due to an increase of $66.5 million attributable to changes in volume, partially offset by a decrease of $32.1 million attributable to changes in yield. The increase due to changes in volume was due to an increase in average net loans and average investment securities. The decrease due to changes in yield was largely due to a decrease in the yield on average net loans, partially offset by an increase in the yield on average investment securities.

The yield on average interest-earning assets decreased 15 bps in 2025 compared to 2024.

In 2025, total interest expense decreased $41.3 million compared to 2024, driven by a decrease in rate on interest-bearing liabilities resulting in a $53.0 million decrease in interest expense, partially offset by an increase in average interest-bearing liabilities resulting in a $11.6 million increase in interest expense. The decrease in interest expense attributable to rate was driven by decreases in the rate on average time deposits, average savings and money market deposits, average brokered deposits, average borrowings and other interest-bearing liabilities and average interest-bearing demand deposits. The increase in interest expense attributable to volume was primarily driven by increases in average savings and money market deposits, average interest-bearing demand deposits and average time deposits, partially offset by a decrease in average borrowings and other interest-bearing liabilities and average brokered deposits.

The rate on average interest-bearing liabilities decreased 33 bps in 2025 compared to 2024.

Average loans and average FTE yields, by type, are summarized in the following table:

	2025		2024		Increase (Decrease)	
	Balance	Yield	Balance	Yield	$	%
			(dollars in thousands)			
Real estate - commercial mortgage	$ 9,704,084	6.18 %	$ 9,052,738	6.51 %	$ 651,346	7.2 %
Commercial and industrial	4,526,210	6.35	4,779,254	6.67	(253,044)	(5.3)
Real estate - residential mortgage	6,506,700	4.58	5,925,708	4.31	580,992	9.8
Real estate - home equity	1,188,824	6.78	1,060,520	7.43	128,304	12.1
Real estate - construction	1,151,081	6.96	1,275,562	7.61	(124,481)	(9.8)
Consumer	595,640	7.59	725,308	6.67	(129,668)	(17.9)
Leases and other loans[1]	322,661	5.05	326,024	5.77	(3,363)	(1.0)
Total loans	$ 23,995,200	5.87 %	$ 23,145,114	6.08 %	$ 850,086	3.7 %

[1] Consists of equipment lease financing, overdrafts and net origination fees and costs.

During 2025, average net loans increased $850.1 million, or 3.7%, compared to 2024. The increase in average net loans was driven by the full-year impact of loans acquired in the Republic First Transaction.

The yield on total loans decreased 21 bps to 5.87% in 2025 compared to 6.08% in 2024.

Average deposits and interest rates, by type, are summarized in the following table:

	2025		2024		Increase (Decrease)	
	Balance	Rate	Balance	Rate	$	%
			(dollars in thousands)			
Noninterest-bearing demand	$ 5,299,084	— %	$ 5,394,518	— %	$ (95,434)	(1.8)%
Interest-bearing demand	7,854,613	1.77	7,049,915	1.83	804,698	11.4
Savings and money market deposits	8,277,276	2.27	7,364,106	2.45	913,170	12.4
Total demand deposits and savings and money market deposits	21,430,973	1.53	19,808,539	1.56	1,622,434	8.2
Brokered deposits	772,488	4.34	981,060	5.27	(208,572)	(21.3)
Time deposits	4,080,550	3.77	3,747,029	4.29	333,521	8.9
Total deposits	$ 26,284,011	1.96 %	$ 24,536,628	2.13 %	$ 1,747,383	7.1 %

The cost of total deposits decreased 17 bps to 1.96% in 2025 compared to 2.13% in 2024, primarily due to declining interest rates and a change in mix of deposits. Average deposits increased $1.7 billion, or 7.1%, compared to 2024. The increase in average deposits was driven by the full-year impact of deposits acquired in the Republic First Transaction.

Average borrowings and other interest-bearing liabilities and interest rates, by type, are summarized in the following table:

	2025		2024		Increase (Decrease)	
	Balance	Rate	Balance	Rate	$	%
			(dollars in thousands)			
Federal funds purchased	$ 288	4.51 %	$ 51,306	5.52 %	$ (51,018)	(99.4)%
FHLB advances	534,433	4.59	804,328	4.30	(269,895)	(33.6)
Senior debt and subordinated debt	367,478	5.01	514,073	3.66	(146,595)	(28.5)
Other borrowings and other interest-bearing liabilities[1]	702,064	3.26	910,675	3.66	(208,611)	(22.9)
Total borrowings and other interest-bearing liabilities	$ 1,604,263	4.10 %	$ 2,280,382	4.39 %	$ (676,119)	(29.6)%

[1] Includes repurchase agreements, short-term promissory notes, capital leases and collateral liabilities.

Average borrowings and other interest-bearing liabilities decreased $676.1 million, or 29.6% compared to 2024.

Provision for Credit Losses

The provision for credit losses was $35.7 million in 2025 compared to $71.6 million in 2024. The decrease was primarily due to the Republic First Transaction in 2024, which included a provision for credit losses of $23.4 million for non-PCD Loans.

Non-Interest Income

The following table presents the components of non-interest income:

	2025	2024	Increase (Decrease) $	%
			(dollars in thousands)	
Wealth management	$ 90,584	$ 84,743	$ 5,841	6.9 %
Commercial banking:				
Merchant and card	28,141	29,186	(1,045)	(3.6)
Cash management	32,884	28,106	4,778	17.0
Capital markets	11,995	11,033	962	8.7
Other commercial banking	19,018	16,657	2,361	14.2
Total commercial banking	92,038	84,982	7,056	8.3
Consumer banking:				
Card	32,114	30,914	1,200	3.9
Overdraft	15,373	13,764	1,609	11.7
Other consumer banking	10,725	10,826	(101)	(0.9)
Total consumer banking	58,212	55,504	2,708	4.9
Mortgage banking	14,477	13,943	534	3.8
Other	21,457	19,846	1,611	8.1
Non-interest income before investment securities (losses) gains, net and gain on acquisition, net of tax	276,768	259,018	17,750	6.9
Gain on acquisition, net of tax	—	36,996	(36,996)	N/M
Investment securities (losses) gains, net	(2)	(20,283)	20,281	N/M
Total Non-Interest Income	$ 276,766	$ 275,731	$ 1,035	0.4 %

Non-interest income before investment securities losses and gain on acquisition, net of tax increased $17.8 million, or 6.9%, during 2025 compared to 2024. The increase of $17.8 million included a $5.8 million increase in wealth management revenues due to an increase in assets under management, a $4.8 million increase in cash management fee income due to an increase in account analysis fees as commercial customers moved funds to interest-bearing deposit accounts, a $3.5 million increase in income from equity method investments, reflected in other non-interest income, a $1.6 million increase in consumer banking overdraft fees, a $1.2 million increase in debit card fee income and a $1.1 million increase in commercial customer derivative fee income, reflected in capital markets.

In May 2024, the Corporation sold $345.7 million of AFS investment securities and recorded a pre-tax loss of $20.3 million. The proceeds from the sale were reinvested into higher yielding securities of a similar type and similar duration.

Non-Interest Expense

The following table presents the components of non-interest expense:

	2025	2024	Increase (Decrease) $	Increase (Decrease) %
		(dollars in thousands)		
Salaries and employee benefits	$ 442,684	$ 424,733	$ 17,951	4.2 %
Data processing and software	75,091	77,882	(2,791)	(3.6)
Net occupancy	68,125	69,359	(1,234)	(1.8)
Other outside services	49,402	47,811	1,591	3.3
Intangible amortization	22,462	17,830	4,632	26.0
FDIC insurance	20,178	23,829	(3,651)	(15.3)
Equipment	16,176	17,850	(1,674)	(9.4)
Marketing	9,288	8,958	330	3.7
Professional fees	5,321	10,681	(5,360)	(50.2)
Other	79,649	71,451	8,198	11.5
Subtotal	788,376	770,384	17,992	2.3 %
Gain on Sale-Leaseback Transaction	—	(20,266)	20,266	N/M
Acquisition-related expenses	1,182	37,635	(36,453)	(96.9)
FultonFirst implementation and asset disposals	2,271	32,038	(29,767)	(92.9)
Total Non-Interest Expense	$ 791,829	$ 819,791	$ (27,962)	(3.4)%

Non-interest expense in 2025 decreased $28.0 million, or 3.4%, compared to 2024. Excluding the gain on the Sale-Leaseback Transaction, acquisition-related expenses and FultonFirst implementation and asset disposal costs, non-interest expense increased $18.0 million, or 2.3%, in 2025 compared to 2024. The increase in non-interest expense excluding gain on the Sale-Leaseback Transaction, acquisition-related expenses and FultonFirst implementation and asset disposal costs, was primarily due to an $18.0 million increase in salaries and employee benefits expense, driven by higher incentive compensation expense, annual merit increases and lower deferred costs from loan origination activities, and a $4.6 million increase in intangible amortization expense due to amortization of CDI from the Republic First Transaction, partially offset by a decrease of $5.4 million in professional fees largely due to a recovery of previously incurred fees in the first quarter of 2025.

Income Taxes

Income tax expense for 2025 was $94.0 million, a $38.1 million increase compared to 2024. The Corporation's ETR was 19.4% in 2025 compared to 16.2% in 2024. Excluding the impact from the $37.0 million gain on acquisition, net of tax, the Corporation's ETR in 2024 was 18.2%. The increase in income tax expense in 2025 was primarily due to higher taxable income. The ETR is generally lower than the federal statutory rate of 21% due to tax-exempt interest income earned on loans, investments in tax-free municipal securities and TCIs that generate tax credits under various federal programs.

Comparison of 2024 to 2023

The following table summarizes the changes in FTE interest income and interest expense resulting from changes in average balances (volumes) and changes in yields and rates:

	2024 versus 2023		
	Increase (decrease) due to change in		
	Volume	Yield/Rate	Net
	(dollars in thousands)		
FTE interest income on:			
Net loans[1]	$ 128,611	$ 111,229	$ 239,840
Investment securities	7,513	26,479	33,992
Other interest-earning assets	28,897	6,335	35,232
Total FTE interest income	$ 165,021	$ 144,043	$ 309,064
Interest expense on:			
Demand deposits	$ 19,480	$ 46,995	$ 66,475
Savings and money market deposits	15,022	43,093	58,115
Brokered deposits	7,016	1,040	8,056
Time deposits	59,441	37,568	97,009
Borrowings and other interest-bearing liabilities	(22,532)	(4,202)	(26,734)
Total interest expense	$ 78,427	$ 124,494	$ 202,921

[1] Average balance includes non-performing loans and loan fees.

Note: Changes which are partially attributable to both volume and rate are allocated to the volume and rate components presented above based on the percentage of direct changes that are attributable to each component.

Compared to 2023, FTE total interest income for 2024 increased $309.1 million due to increases of $144.0 million attributable to changes in yield and $165.0 million attributable to changes in volume. The increase due to changes in yield was largely due to an increase in net loans. The increase due to changes in volume was due to an increase in average net loans.

The yield on average interest-earning assets increased 54 bps in 2024 compared to 2023.

In 2024, interest expense increased $202.9 million compared to 2023, primarily driven by an increase in rate on interest-bearing liabilities resulting in a $124.5 million increase in interest expense. The increase in interest expense attributable to rate was driven by increases in interest-bearing demand deposits, savings and money market deposits and time deposits. The increase in interest expense attributable to volume was $78.4 million primarily driven by increases in time deposits, interest-bearing demand deposits and savings and money market deposits, partially offset by a decrease in borrowings and other interest-bearing liabilities.

The rate on average interest-bearing liabilities increased 58 bps in 2024 compared to 2023.

Average loans and average FTE yields, by type, are summarized in the following table:

	2024		2023		Increase (Decrease)	
	Balance	Yield	Balance	Yield	$	%
	(dollars in thousands)					
Real estate - commercial mortgage	$ 9,052,738	6.51 %	$ 7,876,076	5.97 %	$1,176,662	14.9 %
Commercial and industrial	4,779,254	6.67	4,596,742	6.27	182,512	4.0
Real estate - residential mortgage	5,925,708	4.31	5,079,739	3.76	845,969	16.7
Real estate - home equity	1,060,520	7.43	1,060,396	6.95	124	—
Real estate - construction	1,275,562	7.61	1,247,336	6.81	28,226	2.3
Consumer	725,308	6.67	748,089	5.94	(22,781)	(3.0)
Leases and other loans [1]	326,024	5.77	320,924	4.37	5,100	1.6
Total loans	$23,145,114	6.08 %	$20,929,302	5.57 %	$2,215,812	10.6%

[1] Consists of equipment lease financing, overdrafts and net origination fees and costs.

During 2024, average net loans increased $2.2 billion, or 10.6%, compared to 2023. The increase in average net loans was primarily due to approximately $2.4 billion of total loans acquired in the Republic First Transaction and outstanding as of December 31, 2024. The yield on total loans increased 51 bps to 6.08% in 2024 compared to 5.57% in 2023.

Average deposits and interest rates, by type, are summarized in the following table:

	2024		2023		Increase (Decrease)	
	Balance	Rate	Balance	Rate	$	%
	(dollars in thousands)					
Noninterest-bearing demand	$ 5,394,518	— %	$ 5,939,799	— %	$ (545,281)	(9.2)%
Interest-bearing demand	7,049,915	1.83	5,582,930	1.12	1,466,985	26.3
Savings and money market deposits	7,364,106	2.45	6,616,087	1.85	748,019	11.3
Total demand and savings and money market deposits	19,808,539	1.56	18,138,816	1.02	1,669,723	9.2
Brokered deposits	981,060	5.27	847,795	5.15	133,265	15.7
Time deposits	3,747,029	4.29	2,170,245	2.94	1,576,784	72.7
Total deposits	$24,536,628	2.13 %	$21,156,856	1.38 %	$ 3,379,772	16.0 %

The cost of total deposits increased 75 bps to 2.13% in 2024 compared to 1.38% in 2023, primarily due to rising interest rates and a change in mix of deposits. Average deposits increased $3.4 billion, or 16.0%, compared to 2023. The increase in average total deposits was primarily due to approximately $3.7 billion of total deposits assumed in the Republic First Transaction and outstanding as of December 31, 2024.

Average borrowings and other interest-bearing liabilities and interest rates, by type, are summarized in the following table:

	2024		2023		Increase (Decrease)	
	Balance	Rate	Balance	Rate	$	%
	(dollars in thousands)					
Federal funds purchased	$ 51,306	5.52 %	$ 566,379	5.30 %	$ (515,073)	(90.9)%
Federal Home Loan Bank advances	804,328	4.30	922,164	5.05	(117,836)	(12.8)
Senior debt and subordinated debt	514,073	3.66	539,726	3.96	(25,653)	(4.8)
Other borrowings and other interest-bearing liabilities[1]	910,675	3.66	743,061	3.77	167,614	22.6
Total borrowings and other interest-bearing liabilities	$2,280,382	4.39 %	$2,771,330	4.54 %	$ (490,948)	(17.7)%

[1] Includes repurchase agreements, short-term promissory notes, capital leases and collateral liabilities.

Average borrowings and other interest-bearing liabilities decreased $490.9 million during 2024 compared to 2023.

In November 2024, the Corporation retired $168.8 million of subordinated notes issued in November 2014 and June 2015, which matured on November 15, 2024.

See "Note 10 - Borrowings" of the Notes to Consolidated Financial Statements for additional details.

Provision for Credit Losses

The provision for credit losses was $71.6 million in 2024 compared to $54.0 million in 2023. The increase was primarily due to the Republic First Transaction, which included a provision for credit losses of $23.4 million for non-PCD Loans, partially offset by an elevated level of provision for credit losses in the same period in 2023 due to a $13.3 million charge-off for a commercial office loan.

Non-Interest Income

The following table presents the components of non-interest income:

	2024	2023	Increase (Decrease) $	%
		(dollars in thousands)		
Wealth management	$ 84,743	$ 75,541	$ 9,202	12.2 %
Commercial banking:				
Merchant and card	29,186	29,205	(19)	—
Cash management	28,106	23,340	4,766	20.4
Capital markets	11,033	15,654	(4,621)	(29.5)
Other commercial banking	16,657	12,961	3,696	28.5
Total commercial banking	84,982	81,160	3,822	4.7
Consumer banking:				
Card	30,914	26,343	4,571	17.4
Overdraft	13,764	11,416	2,348	20.6
Other consumer banking	10,826	9,438	1,388	14.7
Total consumer banking	55,504	47,197	8,307	17.6
Mortgage banking	13,943	10,388	3,555	34.2
Other	19,846	14,125	5,721	40.5
Non-interest income before investment securities gains (losses)	259,018	228,411	30,607	13.4
Gain on acquisition, net of tax	36,996	—	36,996	N/M
Investment securities (losses) gains, net	(20,283)	(733)	(19,550)	N/M
Total Non-Interest Income	$ 275,731	$ 227,678	$ 48,053	21.1 %

Non-interest income before investment securities losses and gain on acquisition, net of tax increased $30.6 million, or 13.4%, during 2024 compared to 2023. The increase in non-interest income was partially due to $7.7 million from acquired operations in the Republic First Transaction. The remaining increase of $22.9 million included a $9.2 million increase in wealth management revenues due to an increase in assets under management, a $4.8 million increase in cash management fee income due to an increase in account analysis fees with customers electing to move funds to interest-bearing deposit accounts, a $3.6 million increase in mortgage banking income primarily due to higher loan volumes and spreads, a $1.8 million increase in SBA income largely due to higher loan sale volumes, a $1.6 million increase in income from bank owned life insurance and a $1.7 million increase in debit card fee income.

In May 2024, the Corporation sold $345.7 million of AFS investment securities and recorded a pre-tax loss of $20.3 million. The proceeds from the sale were reinvested into higher yielding securities of a similar type and similar duration.

Non-Interest Expense

The following table presents the components of non-interest expense:

	2024	2023	Increase (Decrease) $	%
		(dollars in thousands)		
Salaries and employee benefits	$ 424,733	$ 376,795	$ 47,938	12.7 %
Data processing and software	77,882	66,471	11,411	17.2
Net occupancy	69,359	58,019	11,340	19.5
Other outside services	47,811	45,149	2,662	5.9
FDIC insurance	23,829	25,565	(1,736)	(6.8)
Equipment	17,850	14,390	3,460	24.0
Marketing	8,958	9,004	(46)	(0.5)
Professional fees	10,681	8,392	2,289	27.3
Intangible amortization	17,830	2,944	14,886	N/M
Other	71,451	69,281	2,170	3.1
Subtotal	$ 770,384	$ 676,010	$ 94,374	14.0 %
Gain on sale-leaseback	(20,266)	—	(20,266)	N/M
FultonFirst implementation and asset disposals	32,038	3,197	28,841	N/M
Acquisition-related expenses	37,635	—	37,635	N/M
Total non-interest expense	$ 819,791	$ 679,207	$ 140,584	20.7 %

Non-interest expense in 2024 increased $140.6 million, or 20.7%, compared to 2023. Excluding the gain on the Sale-Leaseback Transaction, acquisition-related expenses and FultonFirst implementation and asset disposal costs, non-interest expense increased $94.4 million, or 14.0%, in 2024 compared to 2023. The increase in non-interest expense was primarily due to $71.9 million from acquired operations in the Republic First Transaction, including $15.7 million of CDI amortization expense, and $21.5 million in salaries and benefits expense driven by annual merit increases, higher incentive compensation expense and lower deferred costs from loan origination activities.

Income Taxes

Income tax expense for 2024 was $55.9 million, an $8.6 million decrease compared to 2023. The Corporation's ETR was 16.2% in 2024. Excluding the impact from the $37.0 million gain on acquisition, net of tax, the Corporation's ETR was 18.2% compared to 18.5% in 2023. The decrease in income tax expense in 2024 resulted primarily from the lower ETR. The ETR is generally lower than the federal statutory rate of 21% due to tax-exempt interest income earned on loans, investments in tax-free municipal securities and TCIs that generate tax credits under various federal programs.

FINANCIAL CONDITION

The table below presents condensed consolidated ending balance sheets:

	December 31, 2025	December 31, 2024	Increase (Decrease) $	Increase (Decrease) %
		(dollars in thousands)		
Assets				
Cash and cash equivalents	$ 1,061,609	$ 1,063,871	$ (2,262)	(0.2)%
FRB and FHLB Stock	121,009	139,574	(18,565)	(13.3)
Loans held for sale	16,316	25,618	(9,302)	(36.3)
Investment securities	4,833,744	4,806,468	27,276	0.6
Net loans, less ACL - loans	23,780,422	23,665,763	114,659	0.5
Net premises and equipment	175,240	195,527	(20,287)	(10.4)
Goodwill and intangible assets	612,996	635,458	(22,462)	(3.5)
Other assets	1,517,064	1,539,531	(22,467)	(1.5)
Total Assets	$ 32,118,400	$ 32,071,810	$ 46,590	0.1 %
Liabilities and Shareholders' Equity				
Deposits	$ 26,589,407	$ 26,129,433	$ 459,974	1.8 %
Borrowings	1,297,375	1,782,048	(484,673)	(27.2)
Other liabilities	741,171	963,004	(221,833)	(23.0)
Total Liabilities	28,627,953	28,874,485	(246,532)	(0.9)
Total Shareholders' Equity	3,490,447	3,197,325	293,122	9.2
Total Liabilities and Shareholders' Equity	$ 32,118,400	$ 32,071,810	$ 46,590	0.1 %

Investment Securities

The table below presents the carrying amount of investment securities:

	December 31, 2025	December 31, 2024	Increase (Decrease) $	Increase (Decrease) %
		(dollars in thousands)		
Available for Sale				
State and municipal securities	$ 826,693	$ 814,887	$ 11,806	1.4 %
Corporate debt securities	214,921	300,370	(85,449)	(28.4)
Collateralized mortgage obligations	1,040,078	788,885	251,193	31.8
Residential mortgage-backed securities	766,717	989,875	(223,158)	(22.5)
Commercial mortgage-backed securities	559,450	516,882	42,568	8.2
Total AFS investment securities	$ 3,407,859	$ 3,410,899	$ (3,040)	(0.1)%
Held to Maturity				
Residential mortgage-backed securities	$ 573,636	$ 537,856	$ 35,780	6.7 %
Commercial mortgage-backed securities	852,249	857,713	(5,464)	(0.6)
Total HTM investment securities	$ 1,425,885	$ 1,395,569	$ 30,316	2.2 %
Total investment securities	$ 4,833,744	$ 4,806,468	$ 27,276	0.6 %

Compared to December 31, 2024, total AFS investment securities at December 31, 2025 decreased $3.0 million, or 0.1%. The decrease in AFS investment securities at December 31, 2025 compared to December 31, 2024 was due to decreases of $223.2 million in residential mortgage-backed securities and $85.4 million in corporate debt securities, partially offset by increases of $251.2 million in collateralized mortgage obligations, $42.6 million in commercial mortgage-backed securities and $11.8 million in state and municipal securities.

Compared to December 31, 2024, total HTM investment securities at December 31, 2025 increased $30.3 million, or 2.2%. The increase in HTM investment securities at December 31, 2025 compared to December 31, 2024 was primarily driven by an increase in residential mortgage-backed securities of $35.8 million.

Loans

The following table presents ending net loans outstanding, by type:

	December 31,		Increase (Decrease)	
	2025	2024	$	%
	(dollars in thousands)			
Real estate - commercial mortgage	$ **9,820,944**	$ 9,601,858	$ 219,086	2.3 %
Commercial and industrial	**4,539,060**	4,605,589	(66,529)	(1.4)
Real estate - residential mortgage	**6,669,993**	6,349,643	320,350	5.0
Real estate - home equity	**1,242,831**	1,160,616	82,215	7.1
Real estate - construction	**970,298**	1,394,899	(424,601)	(30.4)
Consumer	**564,349**	616,856	(52,507)	(8.5)
Leases and other loans[1]	**337,409**	315,458	21,951	7.0
Net loans	$ **24,144,884**	$ 24,044,919	$ 99,965	0.4 %

[1] Includes unearned income of $36.8 million and $35.6 million as of December 31, 2025 and 2024, respectively.

During 2025, net loans increased $100.0 million, or 0.4%, compared to December 31, 2024. The increase in net loans during 2025 was primarily due to increases in residential mortgage loans and commercial mortgage loans of $320.4 million and $219.1 million, respectively, partially offset by a decrease in construction loans of $424.6 million.

The Corporation does not have a significant concentration of credit risk with any single borrower. As of December 31, 2025, approximately $10.8 billion, or 44.7%, of the loan portfolio was comprised of commercial mortgage loans and construction loans.

The Corporation has established lower total lending limits for certain types of commercial lending commitments and lower total lending limits based on the Corporation's internal risk rating of an individual borrower at the time the lending commitment is approved. The Corporation adheres to loan portfolio management practices, which include requiring an annual review of the majority of commercial loans. Additionally, management monitors the loan portfolio throughout the year taking into account, among other things, the size, complexity and risk of loans and individual borrowers. An independent loan review function assesses the portfolio for internal risk rating accuracy and loan servicing policy requirements. The Corporation consolidates risk migrations to identify emerging risks by industry and real estate property types, taking into consideration economic forecasts and industry trends. The Corporation takes a risk-based approach when reviewing a specific loan portfolio, such as the commercial office loan portfolio or multi-family loan portfolio. The Corporation reviews portfolio concentrations and adjusts the lending limits based on asset quality, economic forecasts and industry outlook.

The following table summarizes the industry concentrations within the commercial mortgage and the commercial and industrial loan portfolios:

	December 31,	
	2025	2024
Real estate[1]	**42.3 %**	39.5 %
Health care	**7.0**	6.3
Manufacturing	**7.0**	5.1
Retail	**6.0**	6.6
Agriculture	**5.2**	5.3
Construction[2]	**4.6**	4.3
Other services	**4.5**	5.3
Wholesale trade	**4.2**	3.4
Hospitality and food services	**3.9**	4.0
Educational services	**3.0**	3.0
Professional, scientific and technical services	**2.6**	2.7
Arts, entertainment and recreation	**2.4**	2.4
Finance and insurance	**1.4**	1.6
Public administration	**1.3**	1.3
Transportation and warehousing	**1.3**	1.5
Administrative and Support	**1.0**	1.2
Other	**2.3**	6.5
Total	**100.0 %**	100.0 %

[1] Includes commercial loans to borrowers engaged in the business of: renting, leasing or managing real estate for others, selling and/or buying real estate for others and appraising real estate.

[2] Includes commercial loans to borrowers engaged in the construction industry.

The commercial mortgage loan portfolio consists of 45.0% owner occupied commercial mortgage loans and 55.0% non-owner occupied commercial mortgage loans as of December 31, 2025. The following table summarizes the non-owner occupied commercial mortgage loan portfolio outstanding balance and the percent to total net loans.

	December 31, 2025		December 31, 2024	
	$	**% of Total Net Loans**	$	% of Total Net Loans
	(dollars in thousands)			
Multi-family	**$ 1,589,802**	**6.6 %**	$ 1,543,943	6.4 %
Retail trade	**1,109,612**	**4.6**	1,097,712	4.6
Industrial	**944,807**	**3.9**	829,354	3.4
Office	**730,803**	**3.0**	761,929	3.2
Hospitality and food services	**450,273**	**1.9**	470,907	2.0
Other	**571,371**	**2.4**	527,661	2.2
Total non-owner occupied commercial mortgage loans	**$ 5,396,668**	**22.4 %**	$ 5,231,506	21.8 %

The following table summarizes the commercial mortgage office non-owner occupied loan portfolio outstanding balance, total commitment and LTV ratio by Metropolitan Statistical Area:

	December 31, 2025			December 31, 2024		
	Outstanding Balance	**Total Commitment**	**Weighted Average LTV [1]**	Outstanding Balance	Total Commitment	Weighted Average LTV [1]
	(dollars in thousands)					
Philadelphia[2]	$ 345,981	$ 357,190	63 %	$ 339,164	$ 369,758	62 %
Washington, D.C.[3]	77,908	80,943	72	87,688	87,688	55
Baltimore [4]	73,161	74,214	63	75,318	76,453	58
New York[5]	69,213	71,370	60	96,129	100,893	59
Other	164,540	190,325	60	163,630	171,442	61
Total office non-owner occupied commercial real estate	$ 730,803	$ 774,042	63 %	$ 761,929	$ 806,234	60 %

[1] Weighted average LTV as of origination.
[2] Philadelphia-Camden-Wilmington, PA-NJ-DE-MD.
[3] Washington-Arlington-Alexandria, DC-VA-MD-WV.
[4] Baltimore-Columbia-Towson, MD.
[5] New York-Newark-Jersey City, NY-NJ-PA.

The non-owner occupied commercial mortgage office loan portfolio table above excludes commercial construction loans secured by office property collateral with no total outstanding balance and total outstanding loan commitments of $1.1 million as of December 31, 2025.

The following table summarizes the non-owner occupied commercial mortgage multi-family loan portfolio outstanding balance, total commitment and LTV ratio by Metropolitan Statistical Area:

	December 31, 2025			December 31, 2024		
	Outstanding Balance	**Total Commitment**	**Weighted Average LTV [1]**	Outstanding Balance	Total Commitment	Weighted Average LTV [1]
	(dollars in thousands)					
Philadelphia[2]	$ 706,637	$ 723,133	61 %	$ 707,826	$ 738,256	62 %
Lancaster, PA	157,997	159,485	47	135,891	146,593	69
New York[3]	117,055	118,819	59	124,321	130,238	64
Baltimore[4]	114,523	114,523	54	108,384	108,680	59
Washington, D.C.[5]	67,666	72,190	51	28,145	31,121	48
Other	425,924	477,162	57	439,376	479,884	59
Total multi-family non-owner occupied commercial real estate	$ 1,589,802	$ 1,665,312	58 %	$ 1,543,943	$ 1,634,772	62 %

[1] Weighted average LTV as of origination.
[2] Philadelphia-Camden-Wilmington, PA-NJ-DE-MD.
[3] New York-Newark-Jersey City, NY-NJ-PA.
[4] Baltimore-Columbia-Towson, MD.
[5] Washington-Arlington-Alexandria, DC-VA-MD-WV.

The non-owner occupied commercial mortgage multi-family loan portfolio table above excludes commercial construction loans secured by multi-family property collateral with a total outstanding loan balance of $196.5 million and outstanding loan commitments of $388.6 million as of December 31, 2025.

The following table presents the changes in non-accrual loans for the years ended December 31:

	Commercial and Industrial	Real Estate - Commercial Mortgage	Real Estate - Construction	Real Estate - Residential Mortgage	Consumer and Real Estate - Home Equity	Leases and Other Loans	Total
				(dollars in thousands)			
Balance at December 31, 2023	$ 39,952	$ 44,805	$ 1,341	$ 20,824	$ 4,805	$ 9,893	$ 121,620
Additions	70,700	94,887	1,406	11,067	15,066	7,759	200,885
Payments	(33,580)	(25,757)	(130)	(4,780)	(2,414)	(825)	(67,486)
Charge-offs	(26,585)	(13,186)	—	(1,472)	(8,490)	(4,696)	(54,429)
Transfers to OREO	(90)	(133)	(871)	(97)	(190)	—	(1,381)
Transfers to accrual status	(8,180)	(1,119)	—	(142)	(178)	(297)	(9,916)
Balance at December 31, 2024	42,217	99,497	1,746	25,400	8,599	11,834	189,293
Additions	57,874	136,402	25,980	11,076	8,601	2,347	242,280
Payments	(31,150)	(122,440)	(20,439)	(6,085)	(3,339)	(10,647)	(194,100)
Charge-offs	(20,787)	(36,518)	(5,386)	(1,054)	(6,261)	(2,346)	(72,352)
Transfers to OREO	—	—	(240)	(1,271)	(50)	—	(1,561)
Transfers to accrual status	(4,051)	(4,891)	—	(315)	(421)	(10)	(9,688)
Balance at December 31, 2025	$ 44,103	$ 72,050	$ 1,661	$ 27,751	$ 7,129	$ 1,178	$ 153,872

During 2025, non-accrual loans decreased $35.4 million, or 18.7%, largely due to payments and charge-offs, partially offset by additions to non-accrual loans. During 2025, non-accrual loans as a percentage of net loans decreased to 0.64% compared to 0.79% as of December 31, 2024.

The following table presents non-performing assets:

	December 31,		
	2025	2024	2023
	(dollars in thousands)		
Non-accrual loans[1][2]	$ 153,872	$ 189,293	$ 121,620
Loans 90 days or more past due and still accruing[2]	29,924	30,781	31,721
Total non-performing loans and leases	183,796	220,074	153,341
OREO[3]	1,365	2,621	896
Total non-performing assets	$ 185,161	$ 222,695	$ 154,237
Non-accrual loans to total loans	0.64 %	0.79 %	0.57 %
Non-performing loans to total loans	0.76 %	0.92 %	0.72 %
Non-performing assets to total assets	0.58 %	0.69 %	0.56 %
ACL to non-performing loans	198 %	172 %	191 %

[1] The amount of interest income on non-accrual loans that was recognized in 2025, 2024 and 2023 was approximately $2.8 million, $1.0 million and $1.5 million in income, respectively.

[2] Accrual of interest is generally discontinued when a loan becomes 90 days past due. In certain cases a loan may be placed on non-accrual status prior to being 90 days delinquent if there is an indication that the borrower is having difficulty making payments or the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the agreement. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered to be adequately secured and in the process of collection. Certain loans, primarily adequately collateralized residential mortgage loans, may continue to accrue interest after reaching 90 days past due.

[3] Excludes $19.1 million, $17.5 million and $10.9 million of residential mortgage properties for which formal foreclosure proceedings were in process as of December 31, 2025, 2024 and 2023, respectively.

The following table presents non-performing loans:

	December 31,					
	2025		2024		2023	
	(dollars in thousands)					
Real estate - commercial mortgage	$	**74,981**	$	102,359	$	46,527
Commercial and industrial		**47,756**		43,677		41,020
Real estate - residential mortgage		**45,569**		45,901		42,029
Real estate - home equity		**11,084**		13,349		10,079
Real estate - construction		**2,267**		1,746		2,876
Consumer		**791**		1,025		799
Leases and other loans		**1,348**		12,017		10,011
Total non-performing loans	$	**183,796**	$	220,074	$	153,341
Non-performing loans to total loans		**0.76 %**		0.92 %		0.72 %

The following table presents the amortized cost basis of loans modified to borrowers experiencing financial difficulty:

	December 31,			
	2025		2024	
	(dollars in thousands)			
Real estate - commercial mortgage	$	**81,548**	$	20,501
Commercial and industrial		**30,493**		3,913
Real estate - residential mortgage		**8,828**		13,969
Real estate - home equity		**372**		379
Real estate - construction		**30,454**		595
Total	$	**151,695**	$	39,357

The following table summarizes OREO, by property type:

	December 31,					
	2025		2024		2023	
	(dollars in thousands)					
Commercial properties	$	**240**	$	1,888	$	165
Residential properties		**1,125**		733		229
Undeveloped land		**—**		—		502
Total OREO	$	**1,365**	$	2,621	$	896

The Corporation's ability to identify potential problem loans in a timely manner is important to maintaining an adequate ACL. For commercial and industrial loans, commercial mortgage loans, construction loans to commercial borrowers and leases and other loans, an internal risk rating process is used to monitor credit quality. The evaluation of credit risk for residential mortgages, home equity loans, construction loans to individuals and consumer loans is based on payment history through the monitoring of delinquency levels and trends.

Total internally risk-rated loans were $15.4 billion as of December 31, 2025 and 2024, of which $1.5 billion and $1.8 billion were criticized and classified loans, respectively. The following table presents criticized and classified loans, or those with internal risk ratings of special mention or substandard or lower for commercial mortgages, commercial and industrial loans, construction loans to commercial borrowers and leases and other loans by class segment:

	Special Mention[1]		Increase (Decrease)		Substandard or Lower[2]		Increase (Decrease)		Total Criticized and Classified Loans	
	December 31,				December 31,				December 31,	
	2025	2024	$	%	**2025**	2024	$	%	**2025**	2024
					(dollars in thousands)					
Real estate - commercial mortgage	**$ 412,685**	$531,423	$(118,738)	(22.3)%	**$531,491**	$522,377	$ 9,114	1.7 %	**$ 944,176**	$1,053,800
Commercial and industrial	**220,022**	238,809	(18,787)	(7.9)	**243,786**	335,246	(91,460)	(27.3)	**463,808**	574,055
Real estate - construction[3]	**30,416**	161,310	(130,894)	(81.1)	**9,142**	47,183	(38,041)	(80.6)	**39,558**	208,493
Leases and other loans	**3,415**	—	3,415	N/M	**6,487**	—	6,487	N/M	**9,902**	—
Total	**$ 666,538**	$931,542	$(265,004)	(28.4)%	**$790,906**	$904,806	$(113,900)	(12.6)%	**$1,457,444**	$1,836,348
% of total risk-rated loans	**4.3%**	6.1%			**5.1%**	5.9%			**9.4%**	11.9%

[1] Considered "criticized" loans by banking regulators.
[2] Considered "classified" loans by banking regulators.
[3] Excludes non-commercial real estate - construction.

Total criticized and classified loans decreased $378.9 million, or 20.6%, compared to December 31, 2024.

Special mention loans decreased $265.0 million as of December 31, 2025 compared to December 31, 2024. Substandard or lower loans decreased $113.9 million as of December 31, 2025 compared to December 31, 2024.

The decrease in total criticized and classified loans was primarily driven by loan sales, repayments and risk rating upgrades.

The following table presents, by class segment, a summary of delinquency status and rates, as a percentage of loans in each portfolio and in total, that do not have internal risk ratings:

	Delinquent[1]				Non-performing[2]				Total			
	December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024	
	$	%	$	%	$	%	$	%	$	%	$	%
					(dollars in thousands)							
Consumer and real estate - home equity	**$ 25,001**	**1.38 %**	$ 16,241	0.91 %	**$ 11,873**	**0.66 %**	$ 14,374	0.81 %	**$ 36,874**	**2.04 %**	$ 30,615	1.72 %
Real estate - residential mortgage	**56,158**	**0.84**	65,539	1.03	**45,569**	**0.68**	45,901	0.72	**101,727**	**1.53**	111,440	1.76
Real estate - construction	**6,253**	**2.58**	5,302	2.42	**2,012**	**0.83**	1,406	0.64	**8,265**	**3.40**	6,708	3.06
Leases and other loans	**—**	**—**	374	0.12	**—**	**—**	12,017	3.81	**—**	**—**	12,391	3.93
Total	**$ 87,412**	**1.00 %**	$ 87,456	1.01 %	**$ 59,454**	**0.68 %**	$ 73,698	0.85 %	**$ 146,866**	**1.68 %**	$ 161,154	1.86 %

[1] Includes accruing loans 30 days to 89 days past due.
[2] Includes accruing loans 90 days or more past due and non-accrual loans and leases.

Allowance for Credit Losses

The Corporation accounts for the credit risk associated with lending activities through the ACL and the provision for credit losses.

The following table presents the activity in the ACL:

	December 31, 2025	December 31, 2024	December 31, 2023
	(dollars in thousands)		
Net loans	$ 24,144,884	$ 24,044,919	$ 21,351,094
Average balance of net loans	$ 23,995,200	$ 23,145,114	$ 20,929,302
Balance of ACL at beginning of period	$ 379,156	$ 293,404	$ 269,366
CECL Day 1 Provision[1]	—	23,444	—
Initial PCD allowance for credit losses	—	54,631	—
Loans charged off:			
Real estate - commercial mortgage	(36,518)	(13,186)	(17,999)
Commercial and industrial	(20,787)	(26,585)	(9,246)
Real estate - residential mortgage	(1,053)	(1,472)	(62)
Consumer and real estate - home equity	(8,817)	(8,490)	(7,514)
Real estate - construction	(5,386)	—	—
Leases and other loans	(5,637)	(4,696)	(4,380)
Total loans charged off	(78,198)	(54,429)	(39,201)
Recoveries of loans previously charged off:			
Real estate - commercial mortgage	5,447	603	1,076
Commercial and industrial	18,377	4,440	3,473
Real estate - residential mortgage	640	472	421
Consumer and real estate - home equity	3,146	3,357	3,198
Real estate - construction	227	382	858
Leases and other loans	780	730	1,103
Total recoveries of loans previously charged-off	28,617	9,984	10,129
Net loans charged off (recoveries)	(49,581)	(44,445)	(29,072)
Provision for credit losses[1][2]	34,887	52,122	53,110
Balance of ACL at end of period	$ 364,462	$ 379,156	$ 293,404
Provision for OBS credit exposures[1]	$ 811	$ (3,930)	$ 926
Reserve for OBS credit exposures[3]	$ 14,972	$ 14,161	$ 17,254
Selected Asset Quality Ratios %:			
Net charge-offs to average loans	0.21 %	0.19 %	0.14 %
ACL - loans to total net loans	1.51	1.58	1.37
Non-performing assets[4] to total assets	0.58	0.69	0.56
Non-accrual loans to total net loans	0.64	0.79	0.57
ACL - loans to non-performing loans	198	172	191
ACL - loans to non-accrual loans	237	200	241

[1] These amounts are reflected in the provision for credit losses in the Consolidated Statements of Income.
[2] Provision for credit losses includes only the portion related to net loans.
[3] Reserve for OBS credit exposures is recorded within other liabilities on the Consolidated Balance Sheets.
[4] Includes accruing loans past due 90 days or more.

The provision for credit losses for 2025 was $35.7 million compared to a provision for credit losses of $71.6 million in 2024. The decrease in the provision for credit losses was primarily driven by a $23.4 million CECL Day 1 Provision related to the Republic First Transaction in 2024. Additionally, included in the ACL as of December 31, 2024 was $54.6 million recorded for PCD Loans acquired in the Republic First Transaction.

The ACL includes qualitative adjustments, as appropriate, intended to capture the impact of uncertainties not reflected in the quantitative models. See "Note 5 - Loans and Allowance for Credit Losses" of the Notes to Consolidated Financial Statements in Part I, "Item 8. Financial Statements" for additional details.

The following table summarizes the allocation of the ACL - loans:

	December 31, 2025			December 31, 2024			December 31, 2023		
	ACL - loans	% to Total ACL - loans[1]	% to Total Net Loans[2]	ACL - loans	% to Total ACL - loans[1]	% to Total Net Loans[2]	ACL - loans	% to Total ACL - loans[1]	% to Total Net Loans[2]
				(dollars in thousands)					
Real estate - commercial mortgage	$ 157,302	43.2 %	40.7 %	$ 158,181	41.7 %	39.9 %	$ 112,565	38.4 %	38.1 %
Commercial and industrial	77,740	21.3	18.8	92,212	24.3	19.2	74,266	25.3	21.3
Real estate - residential mortgage	88,961	24.4	27.6	81,331	21.5	26.4	73,286	25.0	24.9
Consumer, home equity and leases and other loans	29,563	8.1	8.9	22,292	5.9	8.7	20,992	7.1	9.9
Real estate - construction	10,896	3.0	4.0	25,140	6.6	5.8	12,295	4.2	5.8
Total	$ 364,462	100.0 %	100.0 %	$ 379,156	100.0 %	100.0 %	$ 293,404	100.0 %	100.0 %

[1] Ending ACL - loan portfolio segment balance as a percentage of total ACL - loans.

[2] Ending loan portfolio segment balances as a percentage of total net loans for the periods presented.

Management believes that the $364.5 million ACL - loans as of December 31, 2025 is sufficient to cover expected credit losses in the loan portfolio.

Deposits and Borrowings

The following table presents ending deposits, by type:

	December 31,		Increase (Decrease)	
	2025	2024	$	%
	(dollars in thousands)			
Noninterest-bearing demand	$ 5,256,096	$ 5,499,760	$ (243,664)	(4.4)%
Interest-bearing demand	7,970,188	7,843,604	126,584	1.6
Savings and money market deposits	8,512,829	7,792,114	720,715	9.2
Total demand and savings	21,739,113	21,135,478	603,635	2.9
Brokered deposits	855,042	843,857	11,185	1.3
Time deposits	3,995,252	4,150,098	(154,846)	(3.7)
Total deposits	$ 26,589,407	$ 26,129,433	$ 459,974	1.8 %

During 2025, total deposits increased by $460.0 million, or 1.8%, compared to December 31, 2024. The increase in total deposits was primarily due to increases in savings and money market deposits and interest-bearing demand deposits of $720.7 million and $126.6 million respectively, partially offset by decreases in noninterest-bearing demand deposits and time deposits of $243.7 million and $154.8 million, respectively.

Total uninsured deposits (excluding intra-Company deposits) were estimated to be $9.7 billion and $9.4 billion at December 31, 2025 and December 31, 2024, respectively.

The following table presents ending borrowings, by type:

	December 31,		Increase (Decrease)	
	2025	2024	$	%
	(dollars in thousands)			
FHLB advances	$ 250,000	$ 850,000	$ (600,000)	(70.6)%
Senior debt and subordinated debt	367,637	367,316	321	N/M
Other borrowings[1]	679,738	564,732	115,006	20.4
Total borrowings	$ 1,297,375	$ 1,782,048	$ (484,673)	(27.2)%

[1] Includes repurchase agreements, short-term promissory notes and capital leases.

During 2025, total borrowings decreased $484.7 million, or 27.2%, compared to December 31, 2024. The decrease in total borrowings was primarily due to a decrease in FHLB advances of $600.0 million, partially offset by increases in other borrowings of $115.0 million.

In November 2024, the Corporation retired $168.8 million of subordinated notes issued in November 2014 and June 2015 which matured on November 15, 2024.

See "Note 10 - Borrowings" in the Notes to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for details of borrowings.

Other Liabilities

During 2025, other liabilities decreased $221.8 million, or 23.0%, compared to December 31, 2024, primarily due to decreases in derivative-related liabilities, accrued taxes and other accrued expenses and payables.

Shareholders' Equity

During 2025, total shareholders' equity increased $293.1 million, or 9.2%, to $3.5 billion, or 10.9% of total assets, as of December 31, 2025. The increase in total shareholders' equity was largely due to a $249.0 million increase in retained earnings primarily from $391.6 million of net income for the year, partially offset by $142.6 million of dividends declared. See "Note 15 - Shareholders' Equity" in the Notes to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for details of accumulated comprehensive loss.

Regulatory Capital

The Corporation and its wholly-owned subsidiary bank, Fulton Bank, are subject to the Capital Rules administered by banking regulators. Failure to meet minimum capital requirements can trigger certain actions by regulators that could have a material effect on the Corporation's financial statements.

The Capital Rules require the Corporation and Fulton Bank to:

- Meet a minimum CET1 capital ratio of 4.50% of risk-weighted assets;

- Meet a minimum Tier 1 Leverage capital ratio of 4.00% of average assets;

- Meet a minimum Total capital ratio of 8.00% of risk-weighted assets and a minimum Tier 1 capital ratio of 6.00% of risk-weighted assets;

- Maintain a "capital conservation buffer" of 2.50% above the minimum risk-based capital requirements, which must be maintained to avoid restrictions on capital distributions and certain discretionary bonus payments; and

- Comply with a revised definition of capital to improve the ability of regulatory capital instruments to absorb losses. Certain non-qualifying capital instruments, including cumulative preferred stock and TruPS, are excluded as a component of Tier 1 capital for institutions of the Corporation's size.

As of December 31, 2025, the Corporation's capital levels met the minimum capital requirements, including the capital conservation buffers, as prescribed in the Capital Rules.

As of December 31, 2025, Fulton Bank met the well-capitalized requirements under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, a bank must maintain minimum Total risk-based, Tier I risk-based, CET1 risk-based and Tier I leverage ratios as set forth in the Capital Rules. There were no other conditions or events in 2025 that management believes have changed the Corporation's capital categories.

The following table summarizes the Corporation's capital ratios in comparison to regulatory requirements:

	December 31, 2025	December 31, 2024	Regulatory Minimum for Capital Adequacy	With Capital Conservation Buffers
Total Risk-Based Capital (to Risk-Weighted Assets)	15.2%	14.3%	8.0%	10.5%
Tier I Risk-Based Capital (to Risk-Weighted Assets)	11.8%	11.5%	6.0%	8.5%
CET1 (to Risk-Weighted Assets)	12.6%	10.8%	4.5%	7.0%
Tier I Leverage Capital (to Average Assets)	9.7%	9.0%	4.0%	4.0%

Contractual Obligations and Off-Balance Sheet Arrangements

The Corporation has various financial obligations that require future cash payments. These obligations include payments for liabilities recorded on the Corporation's Consolidated Balance Sheets as well as contractual obligations for purchased services.

Contractual purchase obligations to third parties that were fixed and determinable of approximately $55.6 million and $72.4 million at December 31, 2025 and 2024, respectively, include information technology, telecommunication and data processing outsourcing contracts. The decrease is primarily due to contract changes to annual renewals.

The following table summarizes the contractual purchase obligations for each of the next five years (dollars in thousands):

Year	
2026	$ 29,523
2027	10,936
2028	8,425
2029	6,726
2030	—
Total	$ 55,610

The Corporation is a party to financial instruments with OBS risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized on the Consolidated Balance Sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third party. Commercial letters of credit are conditional commitments issued to facilitate foreign or domestic trade transactions for customers. Commitments and standby and commercial letters of credit do not necessarily represent future cash needs, as they may expire without being drawn.

The following table presents the Corporation's commitments to extend credit and letters of credit as of December 31, 2025 (dollars in thousands):

Commercial and industrial	$	4,975,873
Real estate - commercial mortgage and real estate - construction		1,477,796
Real estate - home equity		2,256,494
Total commitments to extend credit	$	8,710,163
Standby letters of credit	$	311,697
Commercial letters of credit		29,842
Total letters of credit	$	341,539

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include interest rate risk, equity market price risk, debt security market price risk, foreign currency price risk and commodity price risk. Due to the nature of its operations, foreign currency price risk and commodity price risk are not significant to the Corporation.

Interest Rate Risk, Asset/Liability Management and Liquidity

Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on the Corporation's liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in the Corporation's net interest income and changes in the economic value of its equity.

The Corporation employs various management techniques to minimize its exposure to interest rate risk. The Corporation's ALCO is responsible for reviewing the interest rate sensitivity and liquidity positions of the Corporation, approving asset and liability management policies, and overseeing the formulation and implementation of strategies regarding balance sheet positions.

The Corporation uses two complementary methods to measure and manage interest rate risk: simulation of net interest income and estimates of economic value of equity. Using these measurements in tandem provides a reasonably comprehensive summary of the magnitude of the Corporation's interest rate risk, level of risk as time evolves, and exposure to changes in interest rates.

Net interest income simulation is performed for the following 12-month period using various interest rate scenarios. These scenarios measure the effects of sudden and gradual parallel movements upward and downward in the yield curve and are compared to results under a flat or unchanged interest rate scenario. Simulation of net interest income is used primarily to assess the Corporation's short-term earnings exposure to rate movements.

During the first quarter of 2025, the Corporation revised its policy to measure its interest rate risk profile using parallel instantaneous shocks, rather than non-parallel instantaneous shocks. Under the revised policy, the potential exposure of net interest income, under a parallel instantaneous shock, is limited to:

- 10% of base-case net interest income for a 100 bps shock,
- 15% for a 200 bps shock,
- 20% for a 300 bps shock, and
- 25% for a 400 bps shock.

A "shock" is an immediate upward or downward movement of interest rates. These shocks do not incorporate potential changes in customer behavior that could result in changes to mix and/or volumes in the balance sheet, nor do they consider the potential effects of competition on the pricing of deposits and loans over the forward 12-month period. Rate shocks resulting in negative interest rates that have been deemed impractical are omitted from presentation.

The simulation model incorporates contractual maturities and repricing opportunities for loans as well as prepayment assumptions, maturity data and call options embedded in the investment portfolio. Assumptions for non-maturity deposit accounts based on historical experience are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely predict future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, amount and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

The following table summarizes the expected impact of interest rate changes in rate-ramp scenarios over a 12-month period, that is, a gradual parallel shift, on net interest income as of December 31, 2025:

Rate Ramp[1]	Annual change in net interest income	% change in net interest income
+400 bp	+ $28.7 million	+2.6%
+300 bp	+ $23.6 million	+ 2.1%
+200 bp	+ $17.6 million	+ 1.6%
+100 bp	+ $10.7 million	+ 1.0%
−100 bp	- $5.9 million	- 0.5%
−200 bp	- $10.4 million	- 0.9%
−300 bp	- $14.9 million	- 1.3%

[1] Results include the effect of implicit and explicit interest rate floors that limit further reduction in interest rates.

The following table summarizes the expected impact of abrupt interest rate changes, that is a parallel instantaneous shock, on net interest income as of December 31, 2025:

Rate Shock[1]	Annual change in net interest income	% change in net interest income
+400 bp	+$59.0 million	+5.3%
+300 bp	+ $49.3 million	+ 4.4%
+200 bp	+ $37.1 million	+ 3.3%
+100 bp	+ $23.8 million	+ 2.1%
-100 bp	- $14.3 million	- 1.3%
-200 bp	- $28.8 million	- 2.6%
-300 bp	- $46.3 million	- 4.1%

[1] Results include the effect of implicit and explicit interest rate floors that limit further reduction in interest rates.

The economic value of equity analysis estimates the discounted present value of asset and liability cash flows, using discount rates derived from market pricing for like assets and liabilities. Abrupt changes or "shocks" in interest rates, both upward and downward, are applied to evaluate the comparative effect of such interest rate movements relative to the unchanged environment. This measurement tool is used primarily to evaluate the longer-term repricing risks and options in the Corporation's Consolidated Balance Sheets. The Corporation's policy limits the economic value of equity that may be at risk, in a parallel instantaneous shock, to:

- 10% of the base-case economic value of equity for a 100 bps shock,
- 20% for a 200 bps shock,
- 30% for a 300 bps shock, and
- 40% for a 400 bps shock.

As of December 31, 2025, the Corporation was within economic value of equity policy limits for every 100 bps parallel instantaneous shock presented.

Interest Rate Derivatives

The Corporation enters into interest rate derivatives with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Corporation simultaneously enters into interest rate derivatives with dealer counterparties, with identical notional amounts and terms. The net result of these interest rate derivatives is that the customer pays a fixed rate of interest and the Corporation receives a floating rate. These interest rate derivatives are derivative financial instruments, and the gross fair values are recorded in other assets and liabilities on the Consolidated Balance Sheets.

Cash Flow Hedges

The Corporation's objectives in using interest rate derivatives are to reduce volatility in net interest income and net interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Corporation primarily uses interest rate derivatives as part of its interest rate risk management strategy. The Corporation enters into interest rate derivatives designated as cash flow hedges to hedge cash flows associated with existing loans and borrowings.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the unrealized gain or loss on the derivative is recorded in AOCI and subsequently reclassified into interest income or interest expense in the same period during which the hedged transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest income or interest expense as interest payments are made on the Corporation's loans or borrowings.

In January 2023, the Corporation terminated interest rate derivatives designated as cash flow hedges with a combined notional amount of $1.0 billion. As the hedged transaction continues to be probable, the unrealized losses that have been recorded in AOCI are recognized as reduction to interest income, including fees, when the previously forecasted hedged item affects earnings in future periods. During the years ended December 31, 2025, 2024 and 2023, $13.0 million, $27.9 million and $22.1 million, respectively, of these unrealized losses have been reclassified as a reduction of interest income on loans, including fees, on the Consolidated Statements of Income.

Liquidity

The Corporation must maintain a sufficient level of liquid assets to meet the cash needs of its customers, who, as depositors, may want to withdraw funds or who, as borrowers, need credit availability. Liquidity is provided on a continuous basis through scheduled and unscheduled principal and interest payments on investments and outstanding loans and through the availability of deposits and borrowings. The Corporation also maintains secondary sources that provide liquidity on a secured and unsecured basis to meet short- and long-term needs.

The Corporation maintains liquidity sources in the form of interest-bearing deposits and customer funding (short-term promissory notes). The Corporation can access additional liquidity from these sources, if necessary, by increasing the rates of interest paid on those instruments. The positive impact to liquidity resulting from paying higher interest rates could have a detrimental impact on NIM and net interest income if rates on interest-earning assets do not experience a proportionate increase. Borrowing availability with the FHLB and the FRB, along with federal funds lines at various correspondent banks, provides the Corporation with additional liquidity.

Fulton Bank is a member of the FHLB and has access to FHLB overnight and term credit facilities. As of December 31, 2025, the Bank had total borrowing capacity of approximately $11.6 billion with $4.5 billion of advances and letters of credit outstanding, for a remaining available borrowing capacity of approximately $7.1 billion. Advances from the FHLB, when utilized, are secured by qualifying commercial real estate and residential mortgage loans, investments and other assets.

As of December 31, 2025, the Corporation had aggregate federal funds lines borrowing capacity of $2.6 billion with no amount outstanding against that amount. As of December 31, 2025, the Corporation had $3.9 billion of collateralized borrowing capacity at the FRB discount window with no amount outstanding against this amount.

A combination of commercial real estate loans, commercial loans, consumer loans and securities are pledged to the FRB of Philadelphia to provide access to FRB discount window borrowings. Securities carried at $0.4 billion at December 31, 2025 and $0.3 billion at December 31, 2024 were pledged as collateral to secure public and trust deposits.

The Corporation has commitments to extend credit and letters of credit. As of December 31, 2025, the balance of commitments to extend credit was $8.7 billion and total letters of credit were $0.3 billion.

Liquidity must also be managed at the Parent Company. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from a subsidiary bank to its parent company in the form of loans and dividends. Generally, these limitations are based on the subsidiary bank's regulatory capital levels and its net income. Management continues to monitor the liquidity and capital needs of the Parent Company including monitoring the granularity of the deposit portfolio and level of uninsured deposits. Management will implement appropriate strategies, as necessary, to remain adequately capitalized and to meet its cash needs.

The Consolidated Statements of Cash Flows provide additional information. The Corporation's operating activities during 2025 generated $304.5 million of cash, mainly due to net income of $391.6 million. Cash used in investing activities was $82.2 million, primarily due to the net change in loans of $101.8 million. Net cash used by financing activities was $224.6 million, due largely to $485.0 million in repayment of borrowings and $141.2 million of dividends paid, partially offset by a $460.0 million increase in net deposits. See "The Consolidated Statement of Cash Flows" in "Item 8. Financial Statements and Supplementary Data" for details of cash flow activity.

The following table presents the expected maturities of AFS state and municipal and corporate debt securities, at estimated fair value, as of December 31, 2025 and the weighted average yields on such securities (calculated based on historical cost):

| | Maturing | | | | | | | |
| | Within One Year | | After One But Within Five Years | | After Five But Within Ten Years | | After Ten Years | |
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
AFS	(dollars in thousands)							
State and municipal[1]	$ 5,832	3.32 %	$ 1,640	4.66 %	$ 114,451	3.91 %	$ 704,770	3.92 %
Corporate debt securities	—	—	112,311	6.34	102,610	4.97	—	—
Total	$ 5,832	3.32 %	$ 113,951	6.32 %	$ 217,061	4.42 %	$ 704,770	3.92 %

[1] Weighted average yields on tax-exempt securities have been computed on a FTE basis assuming a federal tax rate of 21% and statutory interest expense disallowances.

The Corporation's investment portfolio consists of residential mortgage-backed securities, commercial mortgage-backed securities, collateralized mortgage obligations, state and municipal securities and corporate debt securities. Commercial mortgage-backed securities, residential mortgage-backed securities and collateralized mortgage obligations have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase.

The following table presents AFS residential mortgage-backed securities, commercial mortgage-backed securities and collateralized mortgage obligations, at estimated fair value, and HTM residential mortgage-backed securities and commercial mortgage-backed securities, at amortized cost, as of December 31, 2025, without stated maturities, including the weighted average yields and estimated weighted average lives based on prepayment speeds on such securities:

	Amount	Yield	Weighted Average Life (in years)
	(dollars in thousands)		
AFS			
Residential mortgage-backed securities	$ 766,717	4.60 %	4.7
Commercial mortgage-backed securities	559,450	2.71	7.7
Collateralized mortgage obligations	1,040,078	5.16	2.7
HTM			
Residential mortgage-backed securities	$ 573,636	3.51 %	6.5
Commercial mortgage-backed securities	852,249	1.51	6.5

The following table presents the contractual maturities of fixed rate loans and loan types subject to changes in interest rates as of December 31, 2025:

	One Year or Less	After One Through Five Years	After Five Through Fifteen Years	After 15 Years	Total
			(dollars in thousands)		
Commercial and industrial:					
Adjustable and variable rate	$ 1,035,923	$ 2,257,921	$ 397,570	$ 9,943	$ 3,701,357
Fixed rate	329,563	433,589	68,186	6,365	837,703
Total commercial and industrial	1,365,486	2,691,510	465,756	16,308	4,539,060
Real estate - mortgage[(1)]:					
Adjustable and variable rate	3,107,233	5,528,383	2,718,855	368,763	11,723,234
Fixed rate	1,363,846	2,219,499	1,754,679	672,510	6,010,534
Total real estate - mortgage[(1)]	4,471,079	7,747,882	4,473,534	1,041,273	17,733,768
Real estate - construction:					
Adjustable and variable rate	284,048	350,086	53,155	2,267	689,556
Fixed rate	242,153	37,837	687	65	280,742
Total real estate - construction	526,201	387,923	53,842	2,332	970,298
Consumer, leases and other:					
Adjustable and variable rate	26,549	54,907	127	—	81,583
Fixed rate	288,235	474,244	94,292	199	856,970
Total consumer, leases and other	314,784	529,151	94,419	199	938,553
Unearned income	—	(36,795)	—	—	(36,795)
Total	$ 6,677,550	$ 11,319,671	$ 5,087,551	$ 1,060,112	$ 24,144,884

[(1)] Includes commercial mortgages, residential mortgages and home equity loans.

The scheduled maturities of time deposits as of December 31, 2025 were as follows (dollars in thousands):

Year	
2026	$ 3,528,876
2027	291,166
2028	114,925
2029	12,464
2030	8,151
Thereafter	39,670
Total	$ 3,995,252

The scheduled maturities of the portion of time deposits estimated to be in excess of the FDIC insurance limit as of December 31, 2025 included in the table above, were as follows (dollars in thousands):

Three months or less	$ 159,874
Over three through six months	133,817
Over six through twelve months	166,734
Over twelve months	27,913
Total	$ 488,338

Total uninsured deposits (excluding intra-Company deposits) were estimated to be $9.7 billion at December 31, 2025 compared with $9.4 billion at December 31, 2024.

Debt Security Market Price Risk

Debt security market price risk is the risk that changes in the values of debt securities, unrelated to interest rate changes, could have a material impact on the financial position or results of operations of the Corporation. The Corporation's debt security investments consist primarily of GSEs issued mortgage-backed securities and collateralized mortgage obligations, state and municipal securities, and corporate debt securities. All of the Corporation's investments in mortgage-backed securities and collateralized mortgage obligations have principal payments that are guaranteed by GSEs.

State and Municipal Securities

As of December 31, 2025, the Corporation owned investment securities issued by various states and municipalities with a total fair value of $826.7 million. Uncertainty with respect to the financial strength of state and municipal bond insurers places emphasis on the underlying strength of issuers. Pressure on local tax revenues of issuers due to adverse economic conditions could have an adverse impact on the underlying credit quality of issuers. The Corporation evaluates existing and potential holdings primarily based on the underlying creditworthiness of the issuing state or municipality and then, to a lesser extent, on any credit enhancement. State and municipal securities can be supported by the general obligation of the issuing state or municipality, allowing the securities to be repaid by any means available to the issuing state or municipality. As of December 31, 2025, approximately 100% of state and municipal securities were supported by the general obligation of corresponding states or municipalities. Approximately 74% of these securities were school district issuances, which are also supported by the states of the issuing municipalities.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per-share data)

	December 31,	
	2025	2024
ASSETS		
Cash and due from banks	$ 271,463	$ 279,041
Interest-bearing deposits with other banks	790,146	784,830
Cash and Cash Equivalents	1,061,609	1,063,871
FRB and FHLB stock	121,009	139,574
Loans held for sale	16,316	25,618
Investment securities:		
AFS, at estimated fair value	3,407,859	3,410,899
HTM, at amortized cost	1,425,885	1,395,569
Net loans	24,144,884	24,044,919
Less: ACL - loans	(364,462)	(379,156)
Loans, Net	23,780,422	23,665,763
Net premises and equipment	175,240	195,527
Accrued interest receivable	113,698	117,029
Goodwill and net intangible assets	612,996	635,458
Other assets	1,403,366	1,422,502
Total Assets	$ 32,118,400	$ 32,071,810
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 5,256,096	$ 5,499,760
Interest-bearing	21,333,311	20,629,673
Total Deposits	26,589,407	26,129,433
Borrowings:		
FHLB advances	250,000	850,000
Senior debt and subordinated debt	367,637	367,316
Other borrowings and interest-bearing liabilities	679,738	564,732
Total Borrowings	1,297,375	1,782,048
Accrued interest payable	17,130	31,620
Other liabilities	724,041	931,384
Total Liabilities	28,627,953	28,874,485
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, 10,000,000 shares authorized, Series A, 200,000 shares issued as of December 31, 2025 and 2024, liquidation preference of $1,000 per share	192,878	192,878
Common stock, $2.50 par value, 600,000,000 shares authorized, 247,130,331 shares issued as of December 31, 2025 and 245,946,392 issued as of December 31, 2024	617,826	614,866
Additional paid-in capital	1,803,235	1,789,214
Retained earnings	2,024,618	1,775,620
Accumulated other comprehensive loss	(198,682)	(287,819)
Treasury stock, at cost, 67,235,204 shares in 2025 and 63,857,567 shares in 2024	(949,428)	(887,434)
Total Shareholders' Equity	3,490,447	3,197,325
Total Liabilities and Shareholders' Equity	$ 32,118,400	$ 32,071,810

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per-share data)

	2025	2024	2023
Interest Income			
Loans, including fees	**$1,395,992**	$1,394,969	$1,156,373
Investment securities	**187,152**	136,650	101,518
Other interest income	**33,730**	50,577	15,345
Total Interest Income	**1,616,874**	1,582,196	1,273,236
Interest Expense			
Deposits	**514,693**	521,859	292,205
Federal funds purchased	**13**	2,881	30,417
FHLB advances	**24,535**	37,793	46,965
Senior debt and subordinated debt	**18,404**	20,255	21,361
Other borrowings and interest-bearing liabilities	**22,882**	39,083	28,002
Total Interest Expense	**580,527**	621,871	418,950
Net Interest Income	**1,036,347**	960,325	854,286
Provision for credit losses	**35,698**	71,636	54,036
Net Interest Income After Provision for Credit Losses	**1,000,649**	888,689	800,250
Non-Interest Income			
Wealth management	**90,584**	84,743	75,541
Commercial banking	**92,038**	84,982	81,160
Consumer banking	**58,212**	55,504	47,197
Mortgage banking	**14,477**	13,943	10,388
Gain on acquisition, net of tax	**—**	36,996	—
Other	**21,457**	19,846	14,125
Non-Interest Income Before Investment Securities (Losses) Gains, Net	**276,768**	296,014	228,411
Investment securities (losses) gains, net	**(2)**	(20,283)	(733)
Total Non-Interest Income	**276,766**	275,731	227,678
Non-Interest Expense			
Salaries and employee benefits	**443,546**	432,821	377,417
Data processing and software	**75,091**	77,882	66,471
Net occupancy	**68,125**	69,359	58,019
Other outside services	**49,902**	60,586	47,724
Intangible amortization	**22,462**	17,830	2,944
FDIC insurance	**20,178**	23,829	25,565
Equipment	**16,176**	17,850	14,390
Marketing	**9,288**	8,958	9,004
Professional fees	**5,493**	10,857	8,392
Acquisition-related expenses	**1,182**	37,635	—
Other	**80,386**	62,184	69,281
Total Non-Interest Expense	**791,829**	819,791	679,207
Income Before Income Taxes	**485,586**	344,629	348,721
Income taxes	**93,977**	55,886	64,441
Net Income	**391,609**	288,743	284,280
Preferred stock dividends	**(10,248)**	(10,248)	(10,248)
Net Income Available to Common Shareholders	**$ 381,361**	$ 278,495	$ 274,032
PER SHARE:			
Net income available to common shareholders (basic)	**$ 2.10**	$ 1.59	$ 1.66
Net income available to common shareholders (diluted)	**2.08**	1.57	1.64
Cash dividends	**0.73**	0.69	0.64

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	2025	2024	2023
Net Income	$ 391,609	$ 288,743	$ 284,280
Other comprehensive income, net of tax:			
Unrealized gains (losses) on AFS investment securities:			
Net unrealized holding gains (losses)	64,613	(22,425)	36,023
Reclassification adjustment for securities net change realized in net income	2	15,689	(567)
Amortization of net unrealized gains on AFS investment securities transferred to HTM	5,673	5,609	5,913
Net Unrealized Gains (Losses) on AFS Investment Securities	70,288	(1,127)	41,369
Unrealized gains on interest rate derivatives used in cash flow hedges:			
Net unrealized holding gains	739	590	6,998
Reclassification adjustment for net change realized in net income	15,708	18,141	19,995
Net Unrealized Gains on Interest Rate Derivatives Used in Cash Flow Hedges	16,447	18,731	26,993
Defined benefit pension plan and postretirement benefits:			
Unrecognized pension and postretirement income	2,826	7,279	4,777
Amortization of net unrecognized pension and postretirement income (loss)	(424)	(422)	57
Net Unrealized Gains (Losses) on Defined Benefit Pension and Postretirement Plans	2,402	6,857	4,834
Other Comprehensive Income, Net of Tax	89,137	24,461	73,196
Total Comprehensive Income	$ 480,746	$ 313,204	$ 357,476

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
	Shares Outstanding	Amount	Shares Outstanding	Amount					
Balance at December 31, 2022	200	$192,878	167,599	$561,511	$1,541,840	$1,450,758	$ (385,476)	$(781,754)	$ 2,579,757
Net income						284,280			284,280
Other comprehensive loss							73,196		73,196
Common stock issued[1]			231	578	2,548			34	3,160
Dividend reinvestment activity			408		(132)			5,691	5,559
Stock-based compensation awards (repurchases), net			592	2,313	8,604			(3,936)	6,981
Acquisition of treasury stock			(5,029)					(77,056)	(77,056)
Preferred stock dividend						(10,248)			(10,248)
Common stock dividends - $0.64 per share						(105,490)			(105,490)
Balance at December 31, 2023	200	192,878	163,801	564,402	1,552,860	1,619,300	(312,280)	(857,021)	2,760,139
Net income						288,743			288,743
Other comprehensive income							24,461		24,461
Common stock issued[2]			19,339	48,348	227,052			12	275,412
Dividend reinvestment activity			322		902			4,753	5,655
Stock-based compensation awards (repurchases), net			561	2,116	8,400			(4,830)	5,686
Acquisition of treasury stock			(1,934)					(30,348)	(30,348)
Preferred stock dividend						(10,248)			(10,248)
Common stock dividends - $0.69 per share						(122,175)			(122,175)
Balance at December 31, 2024	200	192,878	182,089	614,866	1,789,214	1,775,620	(287,819)	(887,434)	3,197,325
Net income						391,609			391,609
Other comprehensive income							89,137		89,137
Common stock issued[3]			131	328	2,054				2,382
Dividend reinvestment activity			290		1,273			4,054	5,327
Stock-based compensation awards (repurchases), net			671	2,632	10,694			(6,961)	6,365
Acquisition of treasury stock			(3,286)					(59,087)	(59,087)
Preferred stock dividend						(10,248)			(10,248)
Common stock dividends - $0.73 per share						(132,363)			(132,363)
Balance at December 31, 2025	200	$192,878	179,895	$617,826	$1,803,235	$2,024,618	$ (198,682)	$(949,428)	$ 3,490,447

[1] Issuance of common stock includes issuance in connection with the Corporation's ESPP and exercised stock options.

[2] Issuance of common stock includes the issuance of 19,166,667 shares of common stock in an underwritten public offering that closed on May 1, 2024, issuance in connection with the Corporation's ESPP and exercised stock options.

[3] Issuance of common stock includes issuance in connection with the Corporation's ESPP.

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 391,609	$ 288,743	$ 284,280
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	35,698	71,636	54,036
Depreciation and amortization of premises and equipment	28,276	39,164	30,055
Net amortization of investment securities premiums	1,378	764	11,231
Net accretion of loan discounts	(47,750)	(38,748)	—
Investment securities losses, net	2	20,283	733
Gain on sales of mortgage loans held for sale	(8,788)	(8,186)	(5,094)
Proceeds from sales of mortgage loans held for sale	528,935	547,691	363,406
Originations of mortgage loans held for sale	(510,845)	(549,965)	(366,206)
Intangible amortization	22,462	17,830	2,944
Amortization of issuance costs and discounts on long-term borrowings	321	710	750
Gain on acquisition, net of tax	—	(36,996)	—
Loss (gain) on disposal of premises and equipment	1,440	(30)	—
Gain on sale-leaseback transaction	(606)	(20,266)	—
Stock-based compensation	13,326	10,516	12,540
Net change in deferred income tax	(4,168)	(23,187)	24,666
Net change in accrued salaries and benefits	665	19,463	(5,868)
Net change in life insurance cash surrender value	(16,196)	(19,872)	(27,664)
Other changes, net	(131,276)	97,015	(16,825)
Total adjustments	(87,126)	127,822	78,704
Net cash provided by operating activities	304,483	416,565	362,984
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of AFS investment securities	14,966	2,300,487	213,424
Proceeds from principal repayments and maturities of AFS investment securities	716,270	334,405	149,211
Proceeds from principal repayments and maturities of HTM investment securities	107,501	56,455	59,685
Purchase of AFS investment securities	(654,245)	(1,744,778)	(79,053)
Purchase of HTM investment securities	(132,024)	(177,947)	—
Net change in FRB and FHLB stock	18,565	22,762	5,781
Net change in loans	(101,795)	(149,081)	(1,100,816)
Net purchases of premises and equipment	(20,146)	(42,453)	(32,958)
Settlement of bank owned life insurance	2,947	2,687	2,264
Proceeds from sale-leaseback transaction	11,323	51,123	—
Net cash received for acquisition	—	1,018,371	—
Net change in tax credit investments	(45,541)	(42,699)	(26,753)
Net cash (used in) provided by investing activities	(82,179)	1,629,332	(809,215)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in demand and savings deposits	603,635	478,593	(1,198,222)
Net change in time deposits and brokered deposits	(143,661)	1,074	2,086,307
Net change in other borrowings	(484,994)	(1,951,161)	(379,431)
Repayments of senior debt and subordinated debt	—	(168,778)	(5,000)
Net proceeds from issuance of common stock	7,709	270,582	3,160
Dividends paid	(141,207)	(131,698)	(115,738)
Acquisition of treasury stock	(66,048)	(30,348)	(77,056)
Net cash (used in) provided by financing activities	(224,566)	(1,531,736)	314,020
Net (decrease) increase in Cash and Cash Equivalents	(2,262)	514,161	(132,211)
Cash and Cash Equivalents at Beginning of Period	1,063,871	549,710	681,921
Cash and Cash Equivalents at End of Period	$ 1,061,609	$ 1,063,871	$ 549,710
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest	$ 595,017	$ 658,778	$ 394,052
Income taxes	112,688	29,116	25,319

Business Combination			
Fair value of tangible assets acquired	$ —	$ 4,707,290	$ —
Intangible assets	—	92,600	—
Liabilities assumed	—	5,561,979	—
PCD Loans credit discount	—	54,631	—

See Notes to Consolidated Financial Statements

76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: The Corporation is a financial holding company that provides a full range of banking and financial services to businesses and consumers through its wholly-owned banking subsidiary, Fulton Bank. In addition, the Parent Company owns the following non-bank subsidiaries: Fulton Financial Realty Company, Central Pennsylvania Financial Corp., FFC Penn Square, Inc., Fulton Insurance Services Group, Inc. and Fulton Community Partner, LLC. Collectively, the Parent Company and its subsidiaries are referred to as the Corporation.

The Corporation's primary sources of revenue are interest income on loans, investment securities and other interest-earning assets and fee income earned on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for credit losses, other operating expenses and income taxes. The Corporation's primary competition is other financial services providers operating in its region. Competitors also include financial services providers located outside the Corporation's geographic market as a result of the growth in electronic delivery channels. The Corporation is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by such regulatory agencies.

The Corporation offers, through its banking subsidiary, a full range of retail and commercial banking services primarily in Pennsylvania, Delaware, Maryland, New Jersey and Virginia.

Basis of Financial Statement Presentation: The Consolidated Financial Statements have been prepared in accordance with GAAP and include the accounts of the Parent Company and all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amount of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Corporation evaluates subsequent events through the date of the filing of this report with the SEC.

Cash and Cash Equivalents and Restricted Cash: Cash and cash equivalents consists of cash and due from banks and interest-bearing deposits with other banks, which includes restricted cash. Restricted cash comprises cash balances required to be maintained with the FRB, based on customer transaction deposit account levels, and cash balances provided as collateral on derivative contracts and other contracts. See "Note 3 - Restrictions on Cash and Cash Equivalents" for additional information.

FRB and FHLB Stock: The Bank is a member of the FRB and FHLB and is required by federal law to hold stock in these institutions according to predetermined formulas. These restricted investments are carried at cost on the Consolidated Balance Sheets and are periodically evaluated for impairment.

Investments: Debt securities are classified as HTM at the time of purchase when the Corporation has both the intent and ability to hold these investments until they mature. Such debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using the effective yield method. The Corporation does not engage in trading activities; however, since the investment portfolio serves as a source of liquidity, most debt securities are classified as AFS. AFS investment securities are carried at estimated fair value with the related unrealized holding gains and losses reported in shareholders' equity as a component of AOCI, net of tax. Realized securities gains and losses are computed using the specific identification method and are recorded on a trade date basis.

HTM Debt Securities: Expected credit losses on HTM debt securities would be recorded in the ACL on HTM debt securities. As of December 31, 2025, no HTM debt securities required an ACL as these investments consist solely of agency-guaranteed residential mortgage-backed and commercial mortgage-backed securities.

AFS Debt Securities: The Bank's AFS rated debt securities are investment grade. In evaluating credit losses on debt securities, management considers factors such as the credit quality of the investments, the credit rating of the security, and the delinquency history of the security. As of December 31, 2025, no AFS debt securities required an ACL.

Fair Value Option: The Corporation has elected to measure mortgage loans held for sale at fair value. Derivative financial instruments related to mortgage banking activities are also recorded at fair value, as detailed under the heading "Derivative Financial Instruments," below. The Corporation determines fair value for its mortgage loans held for sale based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Changes in fair values during the period are recorded as components of mortgage banking income on the

Consolidated Statements of Income. Interest income earned on mortgage loans held for sale is classified in interest income on the Consolidated Statements of Income.

Loans: Loans are stated at amortized cost, except for mortgage loans held for sale, which are carried at fair value. Interest income on loans is accrued as earned.

In general, loans are placed on non-accrual status once they become 90 days delinquent as to principal or interest. In certain cases, a loan may be placed on non-accrual status prior to being 90 days delinquent if there is an indication that the borrower is having difficulty making payments, or the Corporation believes it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans may be restored to accrual status when all delinquent principal and interest has been paid currently for six consecutive months or the loan is considered adequately secured and in the process of collection. The Corporation generally applies payments received on non-accruing loans to principal until such time as the principal is paid off, after which time any payments received are recognized as interest income. If the Corporation believes that all amounts outstanding on a non-accrual loan will ultimately be collected, payments received subsequent to its classification as a non-accrual loan are allocated between interest income and principal.

A loan that is 90 days delinquent may continue to accrue interest if the loan is both adequately secured and is in the process of collection. Past due status is determined based on contractual due dates for loan payments. An adequately secured loan is one that has collateral with a supported fair value that is sufficient to discharge the debt, and/or has an enforceable guarantee from a financially responsible party. A loan is considered to be in the process of collection if collection is proceeding through legal action or through other activities that are reasonably expected to result in repayment of the debt or restoration to current status in the near future.

Loans deemed to be a loss are written off through a charge against the ACL. Closed-end consumer loans are generally charged-off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral, if any. Principal recoveries of loans previously charged-off are recorded as increases to the ACL.

Loan Origination Fees and Costs: Loan origination fees and the related direct origination costs are deferred and amortized over the life of the loan as an adjustment to interest income using the effective yield method. For mortgage loans sold, net loan origination fees and costs are included in the gain or loss on sale of the related loan, as components of mortgage banking.

Loan Modifications: Loans are accounted for and reported as modified when, for economic or legal reasons, the Corporation grants a concession to a borrower experiencing financial difficulty that it would not otherwise consider. Concessions, whether negotiated or imposed by bankruptcy, granted under a loan modification typically involve a more than insignificant deferral of scheduled loan payments, an extension of a loan's stated maturity date, a reduction in the interest rate or a forgiveness of principal.

Because the effect of most modifications made to loans to borrowers experiencing financial difficulty is already included in the ACL, a change to the ACL is generally not recorded upon modification. When principal forgiveness is provided, the amortized cost basis of the forgiven portion of the loan is written off against the ACL.

Allowance for Credit Losses:

The Corporation follows *ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments*. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including loans and HTM debt securities. It also applies to OBS credit exposures, such as loan commitments, standby letters of credit, financial guarantees, and other similar instruments, and net investments in leases recognized by a lessor in accordance with ASC Topic 842.

The Corporation has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

The ACL consists of loans evaluated collectively and individually for expected credit losses. The ACL represents an estimate of expected credit losses over the expected life of the loans as of the balance sheet date and is recorded as a reduction to net loans. The ACL is increased or decreased (when the provision for credit losses is negative) through the provision for credit losses and increased or decreased (when recoveries of loans previously charged off exceed loans charged off) by charge-offs, net of recoveries. The reserve for OBS credit exposures includes estimated losses on unfunded loan commitments, letters of credit and other OBS credit exposures.

Loans: The ACL is an estimate of the expected losses to be realized over the life of the loans in the portfolio. The ACL is determined for two distinct categories of loans: (i) loans evaluated collectively for expected credit losses and (ii) loans evaluated individually for expected credit losses.

Loans Evaluated Collectively: Loans evaluated collectively for expected credit losses include accruing loans and non-accrual loans where the total commitment amount is less than $1 million. In determining the ACL, the Corporation uses three inputs to model the estimate. These inputs are the PD rate which estimates the likelihood that a borrower will be unable to meet its debt obligations, the LGD rate which estimates the percentage of an asset that is lost if a borrower defaults, and the EAD balance which estimates the gross exposure under a facility upon default. The PD models were developed based on historical default data. Both internal and external variables are evaluated in the process. The main internal variables are risk rating or delinquency history and indicators of default. The external variables are economic variables obtained from third-party forecasts.

The PD models are transition matrix models that utilize historical credit observations and incorporate economic forecasts to project future default rates using a linear regression methodology for each loan segment. The LGD model uses a vintage loss approach that estimates LGD rates based on the bank's historical loss experience for each loan segment. The EAD incorporates a prepayment rate and applies the PD rates to estimate the projected exposure at default across the life of each loan. The ACL is calculated by applying the LGD to the EAD at each period across the life of each loan.

The ACL incorporates the Corporation's historical credit observations, current conditions and reasonable and supportable forecasts that are based on the projected performance of specific economic variables that are statistically correlated with historical PD rates. The reasonable and supportable forecast extends to 24 months and reverts back to an average PD rate using a straight-line reversion methodology over a 12 month period.

The ACL is highly sensitive to the economic forecasts used to develop the reserve. As such, the calculation of the ACL is inherently subjective and requires management to exercise judgment.

The ACL may include qualitative adjustments intended to capture the impact of uncertainties not reflected in the quantitative models. In determining qualitative adjustments, management considers changes in national, regional, and local economic and business conditions and their impact on the lending environment, including underwriting standards and other factors affecting credit losses over the remaining life of each loan.

Loans Evaluated Individually: Loans evaluated individually for expected credit losses include loans on non-accrual status where the commitment amount equals or exceeds $1.0 million. The required ACL for such loans is determined using the present value of expected future cash flows, observable market price or the fair value of collateral.

Loans evaluated individually may have specific allocations of the ACL assigned if the measured value of the loan using one of the noted techniques is less than its current carrying value. For loans measured using the fair value of collateral, if the analysis determines that sufficient collateral value would be available for repayment of the debt, then no allocations would be assigned to those loans. Collateral could be in the form of real estate or business assets, such as accounts receivable or inventory, in the case of commercial and industrial loans. Commercial and industrial loans may also be secured by real estate.

For loans secured by real estate, estimated fair values are determined primarily through appraisals performed by third-party appraisers, discounted to arrive at expected net sale proceeds. For collateral-dependent loans, estimated real estate fair values are also net of estimated selling costs. When a real estate secured loan is impaired, a decision is made regarding whether an updated appraisal of the real estate is necessary. This decision is based on various considerations, including: the age of the most recent appraisal; the loan-to-value ratio based on the original appraisal; the condition of the property; the Corporation's experience and knowledge of the real estate market; the purpose of the loan; market factors; payment status; the strength of any guarantors; and the existence and age of other indications of value such as broker price opinions, among others. The Corporation generally obtains updated appraisals performed by third-party appraisers for impaired loans secured predominantly by real estate every 12 months.

When updated appraisals are not obtained for loans secured by real estate, fair values are estimated based on the original appraisal values, as long as the original appraisal indicated an acceptable loan-to-value position and there has not been a significant deterioration in the collateral value since the original appraisal was performed.

For loans with principal balances greater than or equal to $1.0 million secured by non-real estate collateral, such as accounts receivable or inventory, estimated fair values are determined based on borrower financial statements, inventory listings, accounts receivable agings or borrowing base certificates provided by the borrower. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets. Liquidation or collection discounts are applied to these assets based upon existing loan evaluation policies.

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification. For commercial loans, commercial mortgages, leases and other loans and construction loans to commercial borrowers, an internal risk rating process is used. The Corporation believes that internal risk ratings are the most relevant credit quality indicator for these types of loans. The migration of loans through the various internal risk rating categories is a significant component of the ACL methodology for these loans, which bases the PD on this migration. Assigning risk ratings involves judgment. Risk ratings may be changed based on ongoing monitoring procedures, or if specific loan review assessments identify a deterioration or an improvement in the loan.

The following is a summary of the Corporation's internal risk rating categories:

- Pass: These loans do not currently pose undue credit risk and can range from the highest to average quality, depending on the degree of potential risk.
- Special Mention: These loans have a heightened credit risk, but not to the point of justifying a classification of Substandard. Loans in this category are currently acceptable but, are nevertheless potentially weak.
- Substandard or Lower: These loans are inadequately protected by current sound worth and paying capacity of the borrower. There exists a well-defined weakness or weaknesses that jeopardize the normal repayment of the debt.

The Corporation considers risk factors such as: local and national economic conditions; trends in delinquencies and non-accrual loans; the diversity of borrower industry types; and the composition of the portfolio by loan type.

OBS Credit Exposures: The reserve for OBS credit exposures is recorded in other liabilities on the Consolidated Balance Sheets, and represents management's estimate of expected losses in its unfunded loan commitments and other OBS credit exposures. The reserve for OBS credit exposures specific to unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws. Future draws are based on historical averages of utilization rates (i.e., the likelihood of draws taken). The reserve for OBS credit exposures is increased or decreased by charges or reductions to expense, through the provision for credit losses.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is generally computed using the straight-line method over the estimated useful lives of the related assets, which are a maximum of 50 years for buildings and improvements, 8 years for furniture and 7 years for equipment. Leasehold improvements are amortized over the shorter of the useful life or the non-cancelable lease term.

Premises and equipment acquired in a business combination are initially recorded at fair value and subsequently carried at cost less depreciation and amortization. See "Note 6 - Premises and Equipment" for additional information.

OREO: Assets acquired in settlement of mortgage loan indebtedness are recorded as OREO and are included in other assets on the Consolidated Balance Sheets, initially at the lower of the estimated fair value of the asset, less estimated selling costs, or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses on sales are included in other non-interest expense on the Consolidated Statements of Income.

MSRs: The estimated fair value of MSRs related to residential mortgage loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSRs are amortized as a reduction to mortgage servicing income, included as a component of mortgage banking income on the Consolidated Statements of Income, over the estimated lives of the underlying loans.

MSRs are stratified and evaluated for impairment by comparing each stratum's carrying amount to its estimated fair value. Fair values are determined through a discounted cash flows valuation completed by a third-party valuation expert. Significant inputs to the valuation include expected net servicing income, the discount rate and the expected lives of the underlying loans. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections. To the extent the amortized cost of the MSRs exceeds their estimated fair value, a valuation allowance is established through a charge against servicing income. If subsequent valuations indicate that impairment no longer exists, the valuation allowance is reduced through an increase to servicing income. See "Note 8 - Mortgage Servicing Rights" for additional information.

Derivative Financial Instruments: The Corporation manages its exposure to certain interest rate risk through the use of derivatives. Certain of the Corporation's outstanding derivative contracts are designated as hedges, and none are entered into for speculative purposes. The Corporation enters into derivative contracts that are intended to economically hedge certain of its risks, even if hedge accounting does not apply or the Corporation elects not to apply hedge accounting.

The Corporation records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Corporation has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. The Corporation does not have any derivative instruments designated as fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivatives designated as cash flow hedges where hedge accounting is applied, changes in fair value are recognized in OCI, net of tax. For derivatives where hedge accounting does not apply, changes in fair value are recognized in earnings as components of non-interest income or non-interest expense on the Consolidated Statements of Income.

Derivative contracts create counterparty credit risk with both the Corporation's customers and with institutional derivative counterparties. The Corporation manages counterparty credit risk through its credit approval processes, monitoring procedures and obtaining adequate collateral, when the Corporation determines it is appropriate to do so and in accordance with counterparty contracts.

For each of the derivatives, gross derivative assets and liabilities are recorded in other assets and other liabilities, respectively, on the Consolidated Balance Sheets. Related gains and losses on these derivative instruments are recorded in other changes, net on the Consolidated Statements of Cash Flows.

Mortgage Banking Derivatives

In connection with its mortgage banking activities, the Corporation enters into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, the Corporation enters into forward commitments for the future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held for sale. Forward sales commitments may also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. The amount necessary to settle each interest rate lock is based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured.

Interest Rate Derivatives - Non-Designated Hedges

The Corporation enters into interest rate derivatives with certain qualifying commercial loan customers to meet their interest rate risk management needs. The Corporation simultaneously enters into interest rate derivatives with dealer counterparties, with identical notional amounts and terms. The net result of these interest rate derivatives is that the customer pays a fixed rate of interest and the Corporation receives a floating rate. As the interest rate derivatives associated with this program do not meet hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings.

The Corporation's existing OBS credit exposures result from participation in interest rate derivatives provided by external lenders as part of loan participation arrangements and, therefore, are not used to manage interest rate risk in the Corporation's assets or liabilities.

The Corporation is required to clear all eligible interest rate derivative contracts with a clearing agent and is subject to the regulations of the CFTC.

Cash Flow Hedges of Interest Rate Risk

The Corporation's objectives in using interest rate derivatives are to reduce volatility in net interest income and interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Corporation primarily uses interest rate derivatives as part of its interest rate risk management strategy. The Corporation enters into interest rate derivatives designated as cash flow hedges to hedge the cash flows associated with existing loans and borrowings.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the unrealized gain or loss on the derivative is recorded in OCI, net of tax, and subsequently reclassified into interest income or interest expense in the same period during which the hedged transaction affects earnings. Amounts reported in OCI related to derivatives will be reclassified to interest income or interest expense as interest payments are made on the Corporation's variable-rate loans and borrowings.

Foreign Exchange Contracts

The Corporation enters into foreign exchange contracts to accommodate the needs of its customers. Foreign exchange contracts are commitments to buy or sell foreign currency on a specific date at a contractual price. The Corporation limits its foreign exchange exposure with customers by entering into contracts with institutional counterparties to mitigate its foreign exchange risk. The Corporation also holds certain amounts of Foreign Currency Nostro Accounts. The Corporation limits the total overnight net foreign currency open positions, which is defined as an aggregate of all outstanding contracts, to $0.5 million. See "Note 11 - Derivative Financial Instruments" for additional information.

Balance Sheet Offsetting: Certain financial assets and liabilities may be eligible for offset on the Consolidated Balance Sheets because they are subject to master netting arrangements or similar agreements. The Corporation has elected to net its financial assets and liabilities designated as cash flow hedges when offsetting is permitted. The Corporation has elected not to offset the remaining assets and liabilities subject to such arrangements on the Consolidated Financial Statements.

The Corporation is a party to interest rate derivatives with financial institution counterparties and customers. Under these agreements, the Corporation has the right to net-settle multiple contracts with the same counterparty in the event of default on, or termination of, any one contract. Cash collateral is posted by the party with a net liability position in accordance with contract thresholds and can be used to settle the fair value of the interest rate derivatives in the event of default. A daily settlement occurs through a clearing agent for changes in the fair value of centrally cleared derivatives. Not all derivatives are required to be cleared through a daily clearing agent. As a result, the total fair values of interest rate derivative assets and derivative liabilities recognized on the Consolidated Balance Sheets are not equal and offsetting.

The Corporation is also a party to foreign exchange contracts with financial institution counterparties under which the Corporation has the right to net-settle multiple contracts with the same counterparty in the event of default on, or termination of, any one contract. As with interest rate derivatives, cash collateral is posted by the party with a net liability position in accordance with contract thresholds and can be used to settle the fair value of the foreign exchange contracts in the event of default.

For additional information on balance sheet offsetting, see "Note 11 - Derivative Financial Instruments."

Income Taxes: The Corporation utilizes the asset and liability method in accounting for income taxes. Under this method, DTAs and deferred tax liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax law or rates are enacted, DTAs and deferred tax liabilities are adjusted through income tax expense. In assessing the realizability of DTAs, management considers whether it is more likely than not that some portion or all of the DTAs will not be realized. The ultimate realization of DTAs is dependent upon the generation of future taxable income and tax planning strategies which will create taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the amount of taxes paid in available carryback years, projected future taxable income, and, if necessary, tax planning strategies in making this assessment. A valuation allowance is provided against DTAs unless it is more likely than not that such DTAs will be realized.

ASC Topic 740, "Income Taxes" creates a single model to address uncertainty in tax positions, and clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in an enterprise's financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The liability for unrecognized tax benefits is included in other liabilities within the Consolidated Balance Sheets.

See "Note 13 - Income Taxes" for additional information.

Stock-Based Compensation: The Corporation grants equity awards to employees, consisting of RSUs and PSUs under its Employee Equity Plan. In addition, employees may purchase stock under the Corporation's ESPP.

The Corporation also grants equity awards to non-employee members of its Board of Directors and Fulton Bank's Board of Directors under the Directors' Plan. Under the Directors' Plan, the Corporation can grant equity awards to non-employee Parent Company and subsidiary bank directors in the form of RSUs or common stock. Recent grants of equity awards under the Directors' Plan have been limited to RSUs.

Equity awards issued under the Employee Equity Plan are generally granted annually and become fully vested over or after a 3-year vesting period. The vesting period for non-performance-based awards represents the period during which employees are required to provide service in exchange for such awards. Equity awards under the Directors' Plan are generally granted annually and fully vest after a 1-year vesting period. Certain events, as defined in the Employee Equity Plan and the Directors' Plan, result in the acceleration of the vesting of equity awards. RSUs and PSUs earn dividends during the vesting period, which are forfeitable if the awards do not vest.

The fair value of RSUs granted to employees or directors is recognized as compensation expense over the vesting period for such awards. Compensation expense for PSUs is also recognized over the service period.

The fair value of RSUs and a majority of PSUs are based on the trading price of the Corporation's stock on the date of grant. The fair value of certain PSUs are estimated through the use of the Monte Carlo valuation methodology as of the date of grant. See "Note 16 - Stock-Based Compensation Plans" for additional information. The Corporation has not issued stock options since 2014 and accordingly, there is no compensation expense for this instrument. All stock options have been exercised or expired during 2024.

Disclosures about Segments of an Enterprise and Related Information: The Corporation is a single segment. See "Note 20 - Segment Reporting" for additional information.

Financial Guarantees: Financial guarantees, which consist primarily of standby and commercial letters of credit, are accounted for by recognizing a liability equal to the fair value of the guarantees and crediting the liability to income over the term of the guarantee. Fair value is estimated based on the fees currently charged to enter into similar agreements with similar terms.

Goodwill and Intangible Assets: The Corporation accounts for its acquisitions using the purchase accounting method. Purchase accounting requires that all assets acquired and liabilities assumed, including certain intangible assets that must be recognized, be recorded at their estimated fair values as of the acquisition date. Any purchase price exceeding the fair value of net assets acquired is recorded as goodwill. Any purchase price lower than the fair value of net assets acquired is recorded as a gain on acquisition, net of tax.

Goodwill is not amortized to expense, but is evaluated for impairment at least annually. Write-downs of the balance, if necessary as a result of the impairment test, are charged to expense in the period in which goodwill is determined to be impaired. The Corporation performs its annual assessment of goodwill impairment in the fourth quarter of each year. If certain events occur which indicate goodwill might be impaired between annual assessments, goodwill would be evaluated when such events occur.

Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as non-interest expense on the Consolidated Statements of Income. See "Note 7 - Goodwill and Intangible Assets" for additional information.

VIEs: ASC Topic 810 provides guidance on when to consolidate certain VIEs in the financial statements of the Corporation. VIEs are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional financial support from other parties. VIEs are assessed for consolidation under ASC Topic 810 when the Corporation holds variable interests in these entities. The Corporation consolidates VIEs when it is deemed to be the primary beneficiary. The primary beneficiary of a VIE is determined to be the party that has the power to make decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

The Corporation makes investments in certain community development projects, the majority of which generate tax credits under various federal programs, including TCIs. These investments are made throughout the Corporation's market area as a means of supporting the communities it serves. The Corporation typically acts as a limited partner or member of a limited liability company in its TCIs and does not exert control over the operating or financial policies of the partnership or limited liability company. Tax credits earned are subject to recapture by federal taxing authorities based upon compliance requirements to be met at the project level.

Because the Corporation owns 100% of the equity interests in its NMTC investments, these investments were consolidated based on ASC Topic 810 as of December 31, 2025 and 2024. Investments in affordable housing projects were not consolidated based on management's assessment of the provisions of ASC Topic 810.

TCIs are tested for impairment when events or changes in circumstances indicate that it is more likely than not that the carrying amount of the investment will not be realized. An impairment loss is measured as the amount by which the current carrying value exceeds its aggregated remaining value of the tax benefits of the investment. There were no impairment losses recognized for the Corporation's TCIs in 2025, 2024 or 2023. For additional information, see "Note 13 - Income Taxes."

Fair Value Measurements: Assets and liabilities are categorized in a fair value hierarchy for the inputs to valuation techniques used to measure assets and liabilities at fair value using the following three categories (from highest to lowest priority):

- Level 1 - Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 - Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also included are valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 - Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

The Corporation has categorized all assets and liabilities required to be measured at fair value on both a recurring and nonrecurring basis into the above three levels. See "Note 19 - Fair Value Measurements" for additional information.

Revenue Recognition: The sources of revenue for the Corporation are interest income from loans, leases and investments and non-interest income. Non-interest income is earned from various banking and financial services that the Corporation offers through its subsidiaries. Revenue is recognized as earned based on contractual terms, as transactions occur, or as services are provided. Following is further detail of the various types of revenue the Corporation earns and when it is recognized:

Interest income: Interest income is recognized on an accrual basis according to loan and lease agreements, investment securities contracts or other written contracts.

Wealth management services: Consists of income from trust commissions, brokerage, money market and insurance commissions. Trust commissions consist of advisory fees that are based on market values of clients' managed portfolios and transaction fees for fiduciary services performed, both of which are recognized when earned. Brokerage income includes advisory fees which are recognized when earned on a monthly basis and transaction fees that are recognized when transactions occur. Money market income is based on the balances held in trust accounts and is recognized monthly. Insurance commissions are earned and recognized when policies are originated. Currently, no investment management and trust service income is based on performance or investment results.

Commercial and consumer banking income: Consists of cash management, overdraft and other service charges on deposit accounts as well as branch fees, ATM fees, debit and credit card income and merchant services fees. Also included are letter of credit fees, foreign exchange income and interest rate derivative fees. Revenue is primarily transactional and recognized when earned at the time the transactions occur.

Mortgage banking income: Consists of gains or losses on the sale of residential mortgage loans and mortgage loan servicing income.

Other Income: Includes gains on sales of SBA loans, cash surrender value of life insurance, and other miscellaneous income.

Leases: All leases with an initial term greater than 12 months recognize: (1) a ROU asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term; and (2) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, each measured on a discounted basis. The Corporation elected to not separate lease and non-lease components.

As a lessee, the majority of the operating lease portfolio consists of real estate leases for the Corporation's financial centers, land and office space. The operating leases have remaining lease terms of 1 year to 20 years, some of which include options to extend the leases for 5 years or more. ROU assets and lease liabilities are not recognized for leases with an initial term of 12 months or less.

Certain real estate leases have lease payments that adjust based on annual changes in the CPI or at a stated contractual rate. The leases that are dependent upon the CPI or stated contractual rate are initially measured using the CPI or contractual rate at the commencement date and are included in the measurement of the lease liability.

Operating lease expense represents fixed lease payments for operating leases recognized on a straight-line basis over the applicable lease term. Variable lease expense represents expenses such as the payment of real estate taxes, insurance and common area maintenance based on the Corporation's pro-rata share.

Sublease income consists mostly of operating leases for space within the Corporation's offices and financial centers and is recorded as a reduction to net occupancy expense on the Consolidated Statements of Income. See "Note 18 - Leases" for additional information.

Defined Benefit Plan: Net periodic pension costs are funded based on the requirements of federal laws and regulations. The determination of net periodic pension costs is based on assumptions about future events that will affect the amount and timing of required benefit payments under the plan. These assumptions include demographic assumptions such as retirement age and mortality, a discount rate used to determine the current benefit obligation, form of payment election and a long-term expected rate of return on plan assets. Net periodic pension expense includes interest cost, based on the assumed discount rate, an expected return on plan assets, amortization of prior service cost or credit and amortization of net actuarial gains or losses. The Corporation curtailed the Pension Plan in 2008, with no additional benefits accruing. In connection with the Prudential Bancorp merger, the Corporation assumed the obligations of Prudential Bancorp under the Prudential Bancorp Pension Plan that had previously been closed to new participants. Net periodic pension cost is recognized in salaries and employee benefits on the Consolidated Statements of Income. For additional information, see "Note 17 - Employee Benefit Plans."

Business Combinations: Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, identifiable assets acquired and liabilities assumed are measured at fair value as of the acquisition date. The difference between the purchase price and the fair value of net assets acquired is recorded as goodwill, unless the acquisition is a bargain purchase. Results of the operations of the acquired entity are included in the Consolidated Statements of Income from the acquisition date. Acquisition costs are expensed as incurred.

Recently Adopted Accounting Standards

In December 2023, FASB issued *ASU 2023-08 Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). This update provides guidance for crypto assets to be carried at fair value and requires additional disclosures. The Corporation adopted ASU 2023-08 on January 1, 2025, and it did not have an impact on its Consolidated Financial Statements. The Corporation does not own crypto assets.

In December 2023, FASB issued *ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). This update requires companies to disclose specific categories in the income tax rate reconciliation and requires additional information for certain reconciling items. The Corporation adopted ASU 2023-09 on December 15, 2025. The adoption of ASU 2023-09 changed the presentation of "Note 13 - Income Taxes," but otherwise did not have a material impact on its Consolidated Financial Statements.

In March 2024, FASB issued *ASU 2024-01 Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards* ("ASU 2024-01"). This update provides guidance for profits interest and similar awards. The Corporation adopted ASU 2024-01 on January 1, 2025, and it did not have a material impact on its Consolidated Financial Statements.

In March 2025, FASB issued *ASU 2025-02 Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122* ("ASU 2025-02"). This update removes SEC guidance provided in *SAB No. 121, Accounting for Obligations To Safeguard Crypto-Assets an Entity Holds for its Platform Users*. The Corporation retrospectively adopted ASU 2025-02 on January 1, 2025, and it did not have an impact on its Consolidated Financial Statements.

In November 2025, FASB issued *ASU 2025-08 Financial Instruments - Credit Losses (Topic 326): Purchased Loans* ("ASU 2025-08"). This update simplifies acquisition accounting by removing dual models. It also reduces earnings volatility and improves comparability across institutions. The Corporation early adopted ASU 2025-08 prospectively on October 1, 2025, and it did not have a material impact on its Consolidated Financial Statements.

Recently Issued Accounting Standards

In November 2024, FASB issued *ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense* ("ASU 2024-03"). This update requires disaggregation of certain expenses in a note to the Consolidated Financial Statements. The Corporation will adopt ASU 2024-03 on January 1, 2027. The Corporation does not expect the adoption of ASU 2024-03 to have a material impact on its Consolidated Financial Statements.

In November 2024, FASB issued *ASU 2024-04 Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments* ("ASU 2024-04"). This update clarifies the requirements for determining whether settlement of convertible debt should be accounted for as induced conversion. The Corporation will adopt ASU 2024-04 on January 1, 2026. The Corporation does not expect the adoption of ASU 2024-04 to have an impact on its Consolidated Financial Statements.

In January 2025, FASB issued *ASU 2025-01 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date* ("ASU 2025-01"). This update clarifies the effective date of ASU 2024-03. The Corporation will adopt ASU 2025-01 on January 1, 2027. The Corporation does not expect the adoption of ASU 2025-01 to have a material impact on its Consolidated Financial Statements.

In May 2025, FASB issued *ASU 2025-03 Business Combination (Topic 805) and Consolidation (Topic 810) - Determining the Accounting Acquirer in an Acquisition of a Variable Interest Entity* ("ASU 2025-03"). This update addresses the determination of the accounting acquirer in an acquisition of a variable interest entity. The Corporation will adopt ASU 2025-03 on January 1, 2027. The Corporation does not expect the adoption of ASU 2025-03 to have a material impact on its Consolidated Financial Statements.

In May 2025, FASB issued *ASU 2025-04 Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) - Clarifications to Share-Based Consideration Payable to a Customer* ("ASU 2025-04"). This update revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy for most awards granted to customers, and clarifies the applicability of the variable consideration constraint. The Corporation will adopt ASU 2025-04 on January 1, 2027. The Corporation does not expect the adoption of ASU 2025-04 to have a material impact on its Consolidated Financial Statements.

In July 2025, FASB issued *ASU 2025-05 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). This update allows public companies to use a practical expedient when estimating credit losses on current receivables and current customer contracts. The Corporation will adopt ASU 2025-05 on January 1, 2026. The Corporation does not expect the adoption of ASU 2025-05 to have a material impact on its Consolidated Financial Statements.

In September 2025, FASB issued *ASU 2025-06 Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). This update modernizes internal-use software guidance to adapt to the agile basis predominantly used to develop software. The effective date of the amendment is January 1, 2028 with early adoption permitted as of the beginning of an annual reporting period. The Corporation plans to early adopt ASU 2025-06 as of January 1, 2026 on a prospective basis. The Corporation does not expect the adoption of ASU 2025-06 to have a material impact on its Consolidated Financial Statements.

In September 2025, FASB issued *ASU 2025-07 Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract* ("ASU 2025-07"). This update refines the scope of Topic 815 to clarify which contracts are subject to derivative accounting and clarifies guidance under Topic 606 for share-based noncash consideration from a customer in revenue contracts. The Corporation will adopt ASU 2025-07 on January 1, 2027. The Corporation does not expect the adoption of ASU 2025-07 to have a material impact on its Consolidated Financial Statements.

In November 2025, FASB issued *ASU 2025-09 Derivatives and Hedging (Topic 815): Hedge Accounting Improvements* ("ASU 2025-09"). This update more closely aligns hedge accounting and financial reporting with risk management activities. The effective date of the amendment is January 1, 2027 with early adoption permitted. The Corporation plans to early adopt ASU 2025-09 as of January 1, 2026 on a prospective basis. The Corporation does not expect the adoption of ASU 2025-09 to have a material impact on its Consolidated Financial Statements.

In December 2025, FASB issued *ASU 2025-10 Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities* ("ASU 2025-10"). This update provides accounting guidance for business entities that receive government grants. The Corporation will adopt ASU 2025-10 on January 1, 2029. The Corporation does not expect the adoption of ASU 2025-10 to have a material impact on its Consolidated Financial Statements.

In December 2025, FASB issued *ASU 2025-11 Interim Reporting (Topic 270): Narrow-Scope Improvements* ("ASU 2025-11"). This update improves navigability of the required interim disclosures and clarifies when that guidance is applicable. The Corporation will adopt ASU 2025-11 on January 1, 2028. The Corporation does not expect the adoption of ASU 2025-11 to have a material impact on its Consolidated Financial Statements.

In December 2025, FASB issued *ASU 2025-12 Codification Improvements* ("ASU 2025-12"). This update makes changes to the Accounting Standards Codification affecting a wide variety of topics to clarify, correct errors and make minor improvements. The Corporation will adopt ASU 2025-12 on January 1, 2027. The Corporation does not expect the adoption of ASU 2025-12 to have a material impact on its Consolidated Financial Statements.

Reclassifications

Certain amounts in the 2024 Consolidated Financial Statements and notes have been reclassified to conform to the 2025 presentation.

NOTE 2 - BUSINESS COMBINATIONS

Republic First Bank

On the Acquisition Date, Fulton Bank completed the Republic First Transaction and acquired approximately $4.8 billion of assets of Republic First Bank and received approximately $0.8 billion of cash from the FDIC. The Bank assumed approximately $5.6 billion of total liabilities of Republic First Bank. The Bank did not enter into a loss sharing arrangement with the FDIC in connection with the Republic First Transaction.

As a result of the Republic First Transaction, the Bank enhanced its presence in Philadelphia, Pennsylvania and New Jersey.

The Republic First Transaction constitutes a business combination as defined by FASB ASC Topic 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed are presented at their fair values. The determination of fair values required management to make certain estimates and assumptions about discount rates, future expected cash flows and market conditions at the time of the Republic First Transaction.

The financial settlement process between the Bank and the FDIC concluded on April 25, 2025. The measurement period of determining the fair value of assets acquired and liabilities assumed in connection with the Republic First Transaction has closed. No adjustments to the preliminary amounts were required and the fair values presented herein are final. The excess of the fair value of net assets acquired and the cash consideration received from the FDIC over the fair value of liabilities assumed was recorded as a gain on acquisition of $37.0 million, net of income taxes.

The following table summarizes the consideration transferred and the fair values of identifiable assets acquired and liabilities assumed in connection with the Republic First Transaction:

	Estimated Fair Value
	(dollars in thousands)
Cash payment received from FDIC	$ 809,920
Assets acquired:	
Cash and due from banks	208,451
Investment securities	1,938,571
Loans	2,495,810
Premises and equipment	184
CDI	92,600
FHLB Stock	37,931
Accrued interest receivable	16,164
Other assets	10,179
Total assets	4,799,890
Liabilities assumed:	
Deposits	4,112,143
Borrowings	1,413,751
Accrued interest payable	33,444
Other liabilities	2,641
Total liabilities	5,561,979
Net assets acquired:	(762,089)
Gain on acquisition, before income taxes	$ 47,831
Gain on acquisition, net of income taxes	$ 36,996

The Corporation developed a comprehensive integration plan and expensed direct costs as incurred. These direct costs related to the Republic First Transaction totaled $0.1 million for the year ending December 31, 2025 and $37.6 million for the year ending December 31, 2024. Costs related to the Republic First Transaction are included in acquisition-related expenses in the Consolidated Statements of Income.

Unaudited Pro Forma Information:

Republic First Bank did not have historical financial information on which the Corporation could base pro forma information. Additionally, the Bank did not acquire all of the assets or assume all of the liabilities of Republic First Bank. Therefore, it was impracticable to provide pro forma information on revenues and earnings for the Republic First Transaction in accordance with ASC 805-10-50-2.

Blue Foundry Bancorp

On November 24, 2025, the Corporation entered into the Merger Agreement with Blue Foundry. Under the terms of the Merger Agreement, Blue Foundry will merge with and into the Corporation, with the Corporation continuing as the surviving corporation. The combined company will operate under the Corporation's name and will trade under the ticker symbol "FULT." Shareholders of Blue Foundry approved the Merger at the Blue Foundry special shareholder meeting on January 29, 2026 and all regulatory approvals required to complete the merger have been obtained. Subject to the satisfaction of the remaining customary closing conditions in the Merger Agreement, we expect the Merger to close on or about April 1, 2026. Blue Foundry Bank is expected to be merged with and into Fulton Bank in the third quarter of 2026.

Under the terms of the Merger Agreement, each share of Blue Foundry common stock will be converted into the right to receive 0.650 of a share of the Corporation's common stock and cash in lieu of fractional shares.

The Corporation developed a comprehensive integration plan with respect to the Merger and will expense direct costs as incurred. These direct costs related to the Merger totaled $1.1 million for the year ending December 31, 2025. Costs related to the Merger are included in acquisition-related expenses in the Consolidated Statements of Income.

NOTE 3 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Cash collateral is posted by the Corporation with counterparties to secure derivatives and other contracts, which is included in "interest-bearing deposits with other banks" on the Consolidated Balance Sheets. The amounts of such collateral as of December 31, 2025 and 2024 were $27.0 million and $4.0 million, respectively.

NOTE 4 - INVESTMENT SECURITIES

The following tables present the amortized cost and estimated fair values of investment securities, as of December 31:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
			(dollars in thousands)	
2025				
Available for Sale				
State and municipal securities	$ 951,764	$ 326	$ (125,397)	$ 826,693
Corporate debt securities	219,699	1,302	(6,080)	214,921
Collateralized mortgage obligations	1,034,548	12,758	(7,228)	1,040,078
Residential mortgage-backed securities	781,966	5,891	(21,140)	766,717
Commercial mortgage-backed securities	647,375	80	(88,005)	559,450
Total	$ 3,635,352	$ 20,357	$ (247,850)	$ 3,407,859
Held to Maturity				
Residential mortgage-backed securities	$ 573,636	$ 4,978	$ (44,093)	$ 534,521
Commercial mortgage-backed securities	852,249	—	(119,192)	733,057
Total	$ 1,425,885	$ 4,978	$ (163,285)	$ 1,267,578
2024				
Available for Sale				
State and municipal securities	$ 960,227	$ 106	$ (145,446)	$ 814,887
Corporate debt securities	313,681	1,123	(14,434)	300,370
Collateralized mortgage obligations	798,157	4,629	(13,901)	788,885
Residential mortgage-backed securities	1,029,846	30	(40,001)	989,875
Commercial mortgage-backed securities	617,605	—	(100,723)	516,882
Total	$ 3,719,516	$ 5,888	$ (314,505)	$ 3,410,899
Held to Maturity				
Residential mortgage-backed securities	$ 537,856	$ 2	$ (60,162)	$ 477,696
Commercial mortgage-backed securities	857,713	—	(151,960)	705,753
Total	$ 1,395,569	$ 2	$ (212,122)	$ 1,183,449

In May 2024, the Corporation sold $345.7 million of AFS investment securities and recorded a pre-tax loss of $20.3 million. The proceeds from the sale were reinvested into higher-yielding securities of a similar type and similar duration.

Investment securities carried at $0.4 billion and $0.3 billion at December 31, 2025 and 2024, respectively, were pledged as collateral to secure public and trust deposits.

The amortized cost and estimated fair values of debt securities as of December 31, 2025, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because issuers may have the right to call, or borrowers may have the right to prepay, with or without call or prepayment penalties.

| | Available for Sale | | Held to Maturity | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(dollars in thousands)			
Due in one year or less	$ 5,833	$ 5,832	$ —	$ —
Due from one year to five years	115,046	113,951	—	—
Due from five years to ten years	221,196	217,061	—	—
Due after ten years	829,388	704,770	—	—
	1,171,463	1,041,614	—	—
Residential mortgage-backed securities[1]	781,966	766,717	573,636	534,521
Commercial mortgage-backed securities[1]	647,375	559,450	852,249	733,057
Collateralized mortgage obligations[1]	1,034,548	1,040,078	—	—
Total	$ 3,635,352	$ 3,407,859	$ 1,425,885	$ 1,267,578

[1] Maturities for mortgage-backed securities and collateralized mortgage obligations are dependent upon the interest rate environment and prepayments on the underlying loans.

The following table presents information related to gross gains and losses on the sales of securities for the years presented:

	Gross Realized Gains	Gross Realized Losses	Net Gains (Losses)
	(dollars in thousands)		
2025	$ 663	$ (665)	$ (2)
2024	179	(20,462)	(20,283)
2023	283	(1,016)	(733)

The following tables present the gross unrealized losses and estimated fair values of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31:

	Less than 12 months			12 Months or Longer			Total	
	Number of Securities	Estimated Fair Value	Unrealized Losses	Number of Securities	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
2025			(dollars in thousands)					
Available for Sale								
State and municipal securities	3	$ 10,532	$ (127)	277	$ 776,597	$ (125,270)	$ 787,129	$ (125,397)
Corporate debt securities	5	22,911	(329)	21	145,563	(5,751)	168,474	(6,080)
Collateralized mortgage obligations	1	19,806	(128)	72	74,446	(7,100)	94,252	(7,228)
Residential mortgage-backed securities	3	34,766	(97)	75	240,422	(21,043)	275,188	(21,140)
Commercial mortgage-backed securities	4	51,600	(155)	131	493,235	(87,850)	544,835	(88,005)
Total available for sale	16	$ 139,615	$ (836)	576	$ 1,730,263	$ (247,014)	$ 1,869,878	$ (247,850)
Held to Maturity								
Residential mortgage-backed securities	—	$ —	$ —	120	$ 275,497	$ (44,093)	$ 275,497	$ (44,093)
Commercial mortgage-backed securities	—	—	—	60	733,057	(119,192)	733,057	(119,192)
Total held to maturity	—	$ —	$ —	180	$ 1,008,554	$ (163,285)	$ 1,008,554	$ (163,285)

	Less than 12 months			12 Months or Longer			Total	
	Number of Securities	Estimated Fair Value	Unrealized Losses	Number of Securities	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
2024			(dollars in thousands)					
Available for Sale								
State and municipal securities	22	$ 53,026	$ (1,692)	272	$ 755,310	$ (143,754)	$ 808,336	$ (145,446)
Corporate debt securities	1	4,844	(13)	47	264,099	(14,421)	268,943	(14,434)
Collateralized mortgage obligations	12	288,871	(3,463)	77	85,485	(10,438)	374,356	(13,901)
Residential mortgage-backed securities	42	777,695	(9,178)	69	174,284	(30,823)	951,979	(40,001)
Commercial mortgage-backed securities	1	19,291	(875)	135	497,591	(99,848)	516,882	(100,723)
Total available for sale	78	$ 1,143,727	$ (15,221)	600	$ 1,776,769	$ (299,284)	$ 2,920,496	$ (314,505)
Held to maturity								
Residential mortgage-backed securities	7	$ 155,726	$ (1,754)	120	$ 303,220	$ (58,408)	$ 458,946	$ (60,162)
Commercial mortgage-backed securities	—	—	—	60	705,753	(151,960)	705,753	(151,960)
Total held to maturity	7	$ 155,726	$ (1,754)	180	$ 1,008,973	$ (210,368)	$ 1,164,699	$ (212,122)

The Corporation's collateralized mortgage obligations, residential mortgage-backed securities and commercial mortgage-backed securities have contractual terms that generally do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. The change in fair value of these securities is attributable to changes in interest rates and not credit quality. In addition, these securities have principal payments that are guaranteed by GSEs. Therefore, the Corporation does not have an ACL for these securities as of December 31, 2025 and 2024, respectively. The Corporation does not have the intent to sell, and does not believe it will more likely than not be required to sell, any of these securities prior to a recovery of their fair value to amortized cost.

Based on the payment status and management's evaluation of the Corporation's state and municipal securities, no ACL was required for these securities as of December 31, 2025 and 2024, The Corporation does not have the intent to sell, and does not believe it will more likely than not be required to sell any of these securities prior to a recovery of their fair value to amortized cost, which may be at maturity.

The majority of the corporate debt securities were rated at or above investment grade as of December 31, 2025 and December 31, 2024. Based on the payment status, rating and management's evaluation of these securities, no ACL was required for corporate debt securities as of December 31, 2025 and December 31, 2024. The Corporation does not have the intent to sell, and does not believe it will more likely than not to be required to sell any of these securities prior to a recovery of their fair value to amortized cost, which may be at maturity.

NOTE 5 - LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans and leases, net of unearned income

Loans and leases, net of unearned income are summarized as follows as of December 31:

	2025	2024
	(dollars in thousands)	
Real estate - commercial mortgage	$ 9,820,944	$ 9,601,858
Commercial and industrial	4,539,060	4,605,589
Real estate - residential mortgage	6,669,993	6,349,643
Real estate - home equity	1,242,831	1,160,616
Real estate - construction	970,298	1,394,899
Consumer	564,349	616,856
Leases and other loans[1]	337,409	315,458
Net loans	$ 24,144,884	$ 24,044,919

[1] Includes unearned income of $36.8 million and $35.6 million as of December 31, 2025 and December 31, 2024, respectively.

The Corporation has extended credit to officers and directors of the Corporation and to their associates. These related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collection or present other unfavorable features. The aggregate dollar amount of these loans, including unadvanced commitments, was $169.9 million and $166.2 million as of December 31, 2025 and 2024, respectively. During 2025, additions totaled $29.9 million and repayments totaled $26.2 million for related-party loans.

Allowance for Credit Losses

The following table summarizes the ACL - loans balance and the reserve for OBS credit exposures balance as of December 31:

	2025	2024
	(dollars in thousands)	
ACL - loans	$ 364,462	$ 379,156
Reserve for OBS credit exposures[1]	$ 14,972	$ 14,161

[1] Included in other liabilities on the Consolidated Balance Sheets.

The following table presents the activity in the ACL for the years ended December 31:

	2025	2024	2023
	(dollars in thousands)		
Balance at beginning of period	$ 379,156	$ 293,404	$ 269,366
CECL Day 1 Provision[1]	—	23,444	—
Initial PCD allowance for credit losses	—	54,631	—
Loans charged off	(78,198)	(54,429)	(39,201)
Recoveries of loans previously charged off	28,617	9,984	10,129
Net loans (charged off) recovered	(49,581)	(44,445)	(29,072)
Provision for credit losses[1] [2]	34,887	52,122	53,110
Balance at end of period	$ 364,462	$ 379,156	$ 293,404
Provision for OBS credit exposures[1]	$ 811	$ (3,930)	$ 926
Reserve for OBS credit exposures	$ 14,972	$ (14,161)	$ 17,254

[1] The sum of these amounts is reflected in the provision for credit losses in the Consolidated Statements of Income.
[2] Provision only includes the portion related to net loans.

The following table presents the activity in the ACL by portfolio segment:

	Real Estate - Commercial Mortgage	Commercial and Industrial	Real Estate - Residential Mortgage	Consumer and Real Estate - Home Equity	Real Estate - Construction	Leases and other loans	Total
				(dollars in thousands)			
Balance at December 31, 2023	$ 112,565	$ 74,266	$ 73,286	$ 17,604	$ 12,295	$ 3,388	$ 293,404
CECL Day 1 Provision[1]	6,648	1,121	14,920	445	310	—	23,444
Initial PCD allowance for credit losses	41,559	10,463	565	357	1,687	—	54,631
Loans charged off	(13,186)	(26,585)	(1,472)	(8,490)	—	(4,696)	(54,429)
Recoveries of loans previously charged off	603	4,440	472	3,357	382	730	9,984
Net loans (charged off) recovered	(12,583)	(22,145)	(1,000)	(5,133)	382	(3,966)	(44,445)
Provision for loan losses[1][2]	9,992	28,507	(6,440)	6,124	10,466	3,473	52,122
Balance at December 31, 2024	158,181	92,212	81,331	19,397	25,140	2,895	379,156
Loans charged off	(36,518)	(20,787)	(1,053)	(8,817)	(5,386)	(5,637)	(78,198)
Recoveries of loans previously charged off	5,447	18,377	640	3,146	227	780	28,617
Net loans (charged off) recovered	(31,071)	(2,410)	(413)	(5,671)	(5,159)	(4,857)	(49,581)
Provision for loan losses[1][2]	30,192	(12,062)	8,043	9,300	(9,085)	8,499	34,887
Balance at December 31, 2025	$ 157,302	$ 77,740	$ 88,961	$ 23,026	$ 10,896	$ 6,537	$ 364,462

[1] These amounts are reflected in the provision for credit loss in the Consolidated Statements of Income.
[2] Provision included in the table only includes the portion related to net loans.

The ACL may include qualitative adjustments intended to capture the impact of uncertainties not reflected in the quantitative models. In determining qualitative adjustments, management considers changes in national, regional, and local economic and business conditions and their impact on the lending environment, including underwriting standards and other factors affecting credit losses over the remaining life of each loan.

Collateral-Dependent Loans

A loan or a lease is considered to be collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of loans and leases deemed collateral-dependent, the Corporation elected the practical expedient to estimate expected credit losses based on the collateral's fair value less costs to sell. Substantially all of the collateral supporting collateral-dependent loans or leases consists of various types of real estate, including residential properties, commercial properties, such as retail centers, office buildings, and lodging, agricultural land, and vacant land. Commercial and industrial loans may also be secured by real estate.

All loans individually evaluated for impairment are measured for losses on a quarterly basis. As of December 31, 2025 and 2024, substantially all of the Corporation's individually evaluated loans with total commitments greater than or equal to $1.0 million were measured based on the estimated fair value of each loan's collateral, if any.

As of December 31, 2025 and 2024, approximately 88% and 90%, respectively, of loans evaluated individually for impairment with principal balances greater than or equal to $1.0 million, whose primary collateral consisted of real estate, were measured at estimated fair value using appraisals performed by state certified third-party appraisers that had been updated in the preceding 12 months, or actual fair value based on active, fully-executed letters of intent to purchase or agreements of sale.

Non-accrual Loans

The following table presents total non-accrual loans, by class segment, as of December 31:

	2025			2024		
	With a Related Allowance	**Without a Related Allowance**	**Total**	**With a Related Allowance**	**Without a Related Allowance**	**Total**
	(dollars in thousands)					
Real estate - commercial mortgage	$ 27,437	$ 44,613	$ 72,050	$ 31,654	$ 67,843	$ 99,497
Commercial and industrial	19,822	24,281	44,103	17,011	25,206	42,217
Real estate - residential mortgage	25,423	2,328	27,751	23,387	2,013	25,400
Real estate - home equity	7,126	—	7,126	8,513	78	8,591
Real estate - construction	1,661	—	1,661	1,746	—	1,746
Consumer	3	—	3	8	—	8
Leases and other loans	32	1,146	1,178	1,801	10,033	11,834
Total	$ 81,504	$ 72,368	$ 153,872	$ 84,120	$ 105,173	$ 189,293

As of December 31, 2025 and December 31, 2024, there were $72.4 million and $105.2 million, respectively, of non-accrual loans that did not have a specific valuation allowance within the ACL. The estimated fair values of the collateral securing these loans exceeded their carrying amount, or the loans were previously charged down to realizable collateral values. Accordingly, no specific valuation allowance was considered to be necessary. The amount of interest income on non-accrual loans that was recognized was approximately $2.8 million and $1.0 million in 2025 and 2024, respectively.

Asset Quality

Maintaining an appropriate ACL is dependent on various factors, including the ability to identify potential problem loans in a timely manner. For commercial construction loans, commercial and industrial loans, leases and other loans and commercial real estate loans, an internal risk rating process is used. The Corporation believes that internal risk ratings are the most relevant credit quality indicator for these types of loans. The migration of loans through the various internal risk categories is a significant component of the ACL methodology for these loans, which bases the PD on this migration. Assigning risk ratings involves judgment. The Corporation's loan review officers provide a separate assessment of risk rating accuracy. Risk ratings may be changed based on the ongoing monitoring procedures performed by loan officers or credit administration staff, or if specific loan review assessments identify a deterioration or an improvement in a loan.

The following table summarizes designated internal risk rating categories by portfolio segment and loan class, by origination year, in the current period:

	December 31, 2025								
	(dollars in thousands)								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans converted to Term Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior			
Real estate - commercial mortgage									
Pass	$ 885,851	$ 769,334	$ 1,120,033	$ 1,127,104	$ 1,185,319	$ 3,712,279	$ 76,848	$ —	$ 8,876,768
Special Mention	9,425	19,207	42,649	52,546	116,763	171,308	787	—	412,685
Substandard or Lower	2,346	15,154	90,747	111,135	108,871	202,185	1,053	—	531,491
Total real estate - commercial mortgage	897,622	803,695	1,253,429	1,290,785	1,410,953	4,085,772	78,688	—	9,820,944
Real estate - commercial mortgage									
Current period gross charge-offs	—	—	(1,315)	(20,232)	(7,990)	(6,981)	—	—	(36,518)
Commercial and industrial									
Pass	559,804	340,662	351,330	449,474	205,593	766,308	1,398,989	3,092	4,075,252
Special Mention	11,490	12,287	18,377	12,305	4,354	52,719	101,311	7,179	220,022
Substandard or Lower	1,843	10,114	21,089	19,238	8,898	73,671	104,498	4,435	243,786
Total commercial and industrial	573,137	363,063	390,796	481,017	218,845	892,698	1,604,798	14,706	4,539,060
Commercial and industrial									
Current period gross charge-offs	(75)	(3,317)	(4,822)	(4,936)	(2,410)	(4,449)	(778)	—	(20,787)
Real estate - construction[1]									
Pass	100,320	236,045	190,065	40,427	24,082	46,156	50,902	—	687,997
Special Mention	555	1,196	—	21,286	3,381	2,750	1,248	—	30,416
Substandard or Lower	—	—	916	7,718	256	243	9	—	9,142
Total real estate - construction	100,875	237,241	190,981	69,431	27,719	49,149	52,159	—	727,555
Real estate - construction[1]									
Current period gross charge-offs	—	—	—	(5,286)	—	(100)	—	—	(5,386)
Leases and other loans									
Pass	174,718	35,955	70,152	29,832	8,185	8,665	—	—	327,507
Special Mention	432	459	430	1,305	460	329	—	—	3,415
Substandard or Lower	185	2,080	955	3,034	196	37	—	—	6,487
Total leases and other loans	175,335	38,494	71,537	34,171	8,841	9,031	—	—	337,409
Leases and other loans									
Current period gross charge-offs	(2,092)	(1,153)	(506)	(289)	(244)	(1,353)	—	—	(5,637)
Total									
Pass	$ 1,720,693	$ 1,381,996	$ 1,731,580	$ 1,646,837	$ 1,423,179	$ 4,533,408	$ 1,526,739	$ 3,092	$ 13,967,524
Special Mention	21,902	33,149	61,456	87,442	124,958	227,106	103,346	7,179	666,538
Substandard or Lower	4,374	27,348	113,707	141,125	118,221	276,136	105,560	4,435	790,906
Total	$ 1,746,969	$ 1,442,493	$ 1,906,743	$ 1,875,404	$ 1,666,358	$ 5,036,650	$ 1,735,645	$ 14,706	$ 15,424,968

[1] Excludes non-commercial real estate - construction.

Total criticized and classified loans decreased $378.9 million, or 20.6%, compared to December 31, 2024.

The following table summarizes designated internal risk rating categories by portfolio segment and loan class, by origination year, in the prior period:

	December 31, 2024								
	(dollars in thousands)								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans converted to Term Loans Amortized Cost Basis	Total
	2024	2023	2022	2021	2020	Prior			
Real estate - commercial mortgage									
Pass	$ 623,742	$ 898,296	$ 1,138,669	$ 1,316,000	$ 1,077,625	$ 3,414,138	$ 69,942	$ 9,646	$ 8,548,058
Special Mention	4,441	73,348	149,280	157,543	28,734	107,099	10,978	—	531,423
Substandard or Lower	4,831	44,665	102,952	95,617	75,097	193,922	1,380	3,913	522,377
Total real estate - commercial mortgage	633,014	1,016,309	1,390,901	1,569,160	1,181,456	3,715,159	82,300	13,559	9,601,858
Real estate - commercial mortgage									
Current period gross charge-offs	—	(126)	(84)	—	—	(12,950)	—	(26)	(13,186)
Commercial and industrial									
Pass	435,917	486,720	512,622	261,603	268,194	684,931	1,375,201	6,346	4,031,534
Special Mention	9,928	8,333	19,931	18,888	4,844	58,632	117,940	313	238,809
Substandard or Lower	10,795	16,593	34,748	10,183	12,496	49,439	176,755	24,237	335,246
Total commercial and industrial	456,640	511,646	567,301	290,674	285,534	793,002	1,669,896	30,896	4,605,589
Commercial and industrial									
Current period gross charge-offs	(612)	(3,709)	(2,560)	(4,587)	(317)	(7,612)	(3,553)	(3,635)	(26,585)
Real estate - construction[1]									
Pass	197,206	494,072	157,296	37,438	8,784	41,480	30,608	619	967,503
Special Mention	—	10,612	80,651	69,109	938	—	—	—	161,310
Substandard or Lower	—	—	14,407	10,399	—	20,350	121	1,906	47,183
Total real estate - construction	197,206	504,684	252,354	116,946	9,722	61,830	30,729	2,525	1,175,996
Real estate - construction[1]									
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total									
Pass	$ 1,256,865	$ 1,879,088	$ 1,808,587	$ 1,615,041	$ 1,354,603	$ 4,140,549	$ 1,475,751	$ 16,611	$ 13,547,095
Special Mention	14,369	92,293	249,862	245,540	34,516	165,731	128,918	313	931,542
Substandard or Lower	15,626	61,258	152,107	116,199	87,593	263,711	178,256	30,056	904,806
Total	$ 1,286,860	$ 2,032,639	$ 2,210,556	$ 1,976,780	$ 1,476,712	$ 4,569,991	$ 1,782,925	$ 46,980	$ 15,383,443

[1] Excludes non-commercial real estate - construction.

For a description of the Corporation's internal risk rating categories, see "Note 1 - Summary of Significant Accounting Policies" under the heading "Allowance for Credit Losses."

The Corporation considers the performance of the loan portfolio and its impact on the ACL. The Corporation does not assign internal risk ratings to smaller balance, homogeneous loans, such as home equity loans, residential mortgage loans, construction loans to individuals secured by residential real estate and consumer loans. For these loans, the most relevant credit quality indicator is delinquency status, and the Corporation evaluates credit quality based on the aging status of the loan. The following tables present the amortized cost of these loans based on payment activity, by origination year, for the periods shown:

	December 31, 2025								
	(dollars in thousands)								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans converted to Term Loans Amortized Cost Basis	Total
	2025	2024	2023	2022	2021	Prior			
Real estate - residential mortgage									
Performing	$ 724,505	$ 536,668	$ 662,479	$ 1,412,885	$ 1,603,854	$ 1,684,033	$ —	$ —	$ 6,624,424
Non-performing	134	645	2,102	9,752	4,961	27,975	—	—	45,569
Total real estate - residential mortgage	724,639	537,313	664,581	1,422,637	1,608,815	1,712,008	—	—	6,669,993
Real estate - residential mortgage									
Current period gross charge-offs	—	(19)	(201)	(294)	(161)	(378)	—	—	(1,053)
Consumer and real estate - home equity									
Performing	231,952	23,963	74,129	140,759	43,561	201,571	1,042,448	36,924	1,795,307
Non-performing	97	84	143	409	568	4,992	2,497	3,083	11,873
Total consumer and real estate - home equity	232,049	24,047	74,272	141,168	44,129	206,563	1,044,945	40,007	1,807,180
Consumer and real estate - home equity									
Current period gross charge-offs	(215)	(262)	(998)	(1,556)	(708)	(4,505)	(573)	—	(8,817)
Construction - residential									
Performing	164,473	72,583	1,395	2,280	—	—	—	—	240,731
Non-performing	—	606	—	1,406	—	—	—	—	2,012
Total construction - residential	164,473	73,189	1,395	3,686	—	—	—	—	242,743
Construction - residential									
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total									
Performing	$ 1,120,930	$ 633,214	$ 738,003	$ 1,555,924	$ 1,647,415	$ 1,885,604	$ 1,042,448	$ 36,924	$ 8,660,462
Non-performing	231	1,335	2,245	11,567	5,529	32,967	2,497	3,083	59,454
Total	$ 1,121,161	$ 634,549	$ 740,248	$ 1,567,491	$ 1,652,944	$ 1,918,571	$ 1,044,945	$ 40,007	$ 8,719,916

	December 31, 2024								
	(dollars in thousands)								
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Loans converted to Term Loans	
							Amortized	Amortized	
	2024	2023	2022	2021	2020	Prior	Cost Basis	Cost Basis	Total
Real estate - residential mortgage									
Performing	$ 470,918	$ 728,630	$ 1,515,521	$ 1,726,991	$ 1,022,116	$ 839,566	$ —	$ —	$ 6,303,742
Non-performing	87	1,358	5,118	3,232	5,523	30,583	—	—	45,901
Total real estate - residential mortgage	471,005	729,988	1,520,639	1,730,223	1,027,639	870,149	—	—	6,349,643
Real estate - residential mortgage									
Current period gross charge-offs	—	(172)	(106)	(12)	(43)	(888)	—	(251)	(1,472)
Consumer and real estate - home equity									
Performing	178,722	116,370	211,647	65,412	48,201	188,442	913,920	40,384	1,763,098
Non-performing	236	848	918	963	753	4,571	2,893	3,192	14,374
Total consumer and real estate - home equity	178,958	117,218	212,565	66,375	48,954	193,013	916,813	43,576	1,777,472
Consumer and real estate - home equity loans									
Current period gross charge-offs	(118)	(1,016)	(1,552)	(790)	(398)	(2,704)	(75)	(1,837)	(8,490)
Leases and other loans									
Performing	123,991	89,006	52,724	16,894	10,830	9,996	—	—	303,441
Non-performing	—	—	1,922	744	23	9,328	—	—	12,017
Total leases and other	123,991	89,006	54,646	17,638	10,853	19,324	—	—	315,458
Leases and other loans									
Current period gross charge-offs	(1,977)	(913)	(335)	(334)	(192)	(770)	—	(175)	(4,696)
Construction - residential									
Performing	138,440	61,848	15,710	1,499	—	—	—	—	217,497
Non-performing	—	—	1,406	—	—	—	—	—	1,406
Total construction - residential	138,440	61,848	17,116	1,499	—	—	—	—	218,903
Construction - residential									
Current period gross charge-offs	—	—	—	—	—	—	—	—	—
Total									
Performing	$ 912,071	$ 995,854	$ 1,795,602	$ 1,810,796	$ 1,081,147	$ 1,038,004	$ 913,920	$ 40,384	$ 8,587,778
Non-performing	323	2,206	9,364	4,939	6,299	44,482	2,893	3,192	73,698
Total	$ 912,394	$ 998,060	$ 1,804,966	$ 1,815,735	$ 1,087,446	$ 1,082,486	$ 916,813	$ 43,576	$ 8,661,476

The following table presents non-performing assets:

	December 31, 2025		December 31, 2024	
	(dollars in thousands)			
Non-accrual loans	$	153,872	$	189,293
Loans 90 days or more past due and still accruing		29,924		30,781
Total non-performing loans		183,796		220,074
OREO[1]		1,365		2,621
Total non-performing assets	$	185,161	$	222,695

[1] Excludes $19.1 million and $17.5 million of residential mortgage properties for which formal foreclosure proceeding were in process as of December 31, 2025 and 2024, respectively.

The following tables present the aging of the amortized cost basis of loans, by class segment:

	30-59 Days Past Due	60-89 Days Past Due	≥ 90 Days Past Due and Accruing	Non-accrual	Current	Total
	(dollars in thousands)					
December 31, 2025						
Real estate - commercial mortgage	$ 19,762	$ 17,757	$ 2,931	$ 72,050	$ 9,708,444	$ 9,820,944
Commercial and industrial	5,023	4,563	3,653	44,103	4,481,718	4,539,060
Real estate - residential mortgage	48,246	7,912	17,818	27,751	6,568,266	6,669,993
Real estate - home equity	15,646	1,417	3,958	7,126	1,214,684	1,242,831
Real estate - construction	3,698	2,555	606	1,661	961,778	970,298
Consumer	6,334	1,604	788	3	555,620	564,349
Leases and other loans[1]	160	193	170	1,178	335,708	337,409
Total	$ 98,869	$ 36,001	$ 29,924	$153,872	$23,826,218	$24,144,884

[1] Includes unearned income.

	30-59 Days Past Due	60-89 Days Past Due	≥ 90 Days Past Due and Accruing	Non-accrual	Current	Total
	(dollars in thousands)					
December 31, 2024						
Real estate - commercial mortgage	$ 32,715	$ 16,684	$ 2,862	$ 99,497	$ 9,450,100	$ 9,601,858
Commercial and industrial	6,031	3,636	1,460	42,217	4,552,245	4,605,589
Real estate - residential mortgage	59,593	5,946	20,501	25,400	6,238,203	6,349,643
Real estate - home equity	6,778	1,057	4,758	8,591	1,139,432	1,160,616
Real estate - construction	3,549	5,163	—	1,746	1,384,441	1,394,899
Consumer	6,779	1,627	1,017	8	607,425	616,856
Leases and other loans[1]	269	105	183	11,834	303,067	315,458
Total	$ 115,714	$ 34,218	$ 30,781	$ 189,293	$ 23,674,913	$ 24,044,919

[1] Includes unearned income.

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Corporation modifies loans by providing a concession when deemed appropriate. Depending on the circumstances, a term extension, interest rate reduction or principal forgiveness may be granted. In certain instances a combination of concessions may be provided to a borrower.

When principal forgiveness is provided, the amount of principal forgiven is deemed to be uncollectible and the amortized cost basis of the loan is reduced by the amount of the forgiven portion, with a corresponding reduction to the ACL.

The following table presents the amortized cost basis of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of financing receivable and type of concession granted:

| | Term Extension | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amortized Cost Basis	% of Class of Financing Receivable	Amortized Cost Basis	% of Class of Financing Receivable	Amortized Cost Basis	% of Class of Financing Receivable
	(dollars in thousands)					
Real estate - commercial mortgage	$ 81,548	0.83 %	$ 20,501	0.21 %	$ 2,944	0.04 %
Commercial and industrial	30,493	0.67	3,913	0.08	11,970	0.26
Real estate - residential mortgage	5,814	0.09	11,604	0.18	8,182	0.15
Real estate - home equity	372	0.03	379	0.03	—	—
Real estate - construction	30,454	3.14	595	0.04	—	—
Total	$ 148,681		$ 36,992		$ 23,096	

| | Interest Rate Reduction and Term Extension | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amortized Cost Basis	% of Class of Financing Receivable	Amortization Cost Basis	% of Class of Financing Receivable	Amortization Cost Basis	% of Class of Financing Receivable
	(dollars in thousands)					
Real estate - residential mortgage	$ 3,014	0.05 %	$ 2,365	0.04 %	$ 910	0.02 %
Total	$ 3,014		$ 2,365		$ 910	

The following table presents the financial effect of the modifications made to borrowers experiencing financial difficulty:

	Term Extension
	Financial Effect
2025	
Real estate - commercial mortgage	Added a weighted-average 0.96 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Commercial and industrial	Added a weighted-average 1.01 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Real estate - residential mortgage	Added a weighted-average 9.52 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Real estate - home equity	Added a weighted-average 15.29 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Real estate - construction	Added a weighted-average 1.24 years to the life of loans, which reduced monthly payment amounts for the borrowers.
2024	
Real estate - commercial mortgage	Added a weighted-average 1.99 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Commercial and industrial	Added a weighted-average 0.67 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Real estate - residential mortgage	Added a weighted-average 8.98 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Real estate - home equity	Added a weighted-average 14.30 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Real estate - construction	Added a weighted-average 0.67 years to the life of loans, which reduced monthly payment amounts for the borrowers.
2023	
Real estate - commercial mortgage	Added a weighted-average 1.22 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Commercial and industrial	Added a weighted-average 0.92 years to the life of loans, which reduced monthly payment amounts for the borrowers.
Real estate - residential mortgage	Added a weighted-average 8.10 years to the life of loans, which reduced monthly payment amounts for the borrowers.

	Interest Rate Reduction
	Financial Effect
2025	
Real estate - residential mortgage	Reduced weighted-average interest rate from 3.37% to 1.41%
2024	
Real estate - residential mortgage	Reduced weighted-average interest rate from 2.35% to 1.40%
2023	
Real estate - residential mortgage	Reduced weighted-average interest rate from 3.76% to 2.30%

During the years ended December 31, 2025, 2024 and 2023, there were no loans modified due to financial difficulty where there was a principal balance forgiveness.

The following table presents the performance of loans that have been modified due to financial difficulty in the previous 12 months.

	Current	30-89 Days Past Due	90+ Past Due and Accruing	Non-Accrual	Total Past Due
			(dollars in thousands)		
Real estate - commercial mortgage	$ 81,174	$ —	$ —	$ 375	$ 375
Commercial and industrial	27,667	—	—	2,826	2,826
Real estate - residential mortgage	5,153	933	123	2,618	3,674
Real estate - home equity	197	—	—	175	175
Real estate - construction	30,199	—	—	255	255
Total	$ 144,390	$ 933	$ 123	$ 6,249	$ 7,305

There were no commitments to lend additional funds to borrowers with loan modifications as a result of financial difficulty as of December 31, 2025.

NOTE 6 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2025	2024
	(dollars in thousands)	
Land	$ 28,426	$ 36,080
Buildings and improvements	295,165	310,786
Furniture and equipment	178,401	173,778
Construction in progress	6,648	4,872
Total premises and equipment	508,640	525,516
Less: Accumulated depreciation and amortization	(333,400)	(329,989)
Net premises and equipment	$ 175,240	$ 195,527

The $23.3 million decrease in land and buildings and improvements at December 31, 2025 compared to December 31, 2024 was primarily due to financial center closures.

NOTE 7 - GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $553.3 million as of December 31, 2025 and 2024, respectively. There were no goodwill impairment charges in 2025 based on the Corporation's annual assessment.

The estimated fair values of the Corporation's reporting units are subject to uncertainty, including future changes in fair values of banks in general and future operating results of reporting units, which could differ significantly from the assumptions used in the current valuation of reporting units.

The following table summarizes intangible assets, which are included in goodwill and net intangible assets on the Consolidated Balance Sheets:

	December 31,	
	2025	2024
	(dollars in thousands)	
Amortizing intangible assets	$ 106,196	$ 106,196
Accumulated amortization	(46,546)	(24,085)
Net intangibles	$ 59,650	$ 82,111

Net intangibles included CDI of $58.2 million and $80.2 million as of December 31, 2025 and 2024, respectively. The CDI was recorded as part of the Republic First Transaction and the Prudential Bancorp merger and is being amortized over seven years using the sum-of-the-years'-digits method.

The following table summarizes CDI amortization expense for each of the next five years and thereafter (dollars in thousands):

Year	
2026	$ 18,667
2027	15,066
2028	11,213
2029	7,717
2030	4,409
Thereafter	1,102
Total	$ 58,174

NOTE 8 - MORTGAGE SERVICING RIGHTS

The following table summarizes the changes in MSRs, which are included in other assets on the Consolidated Balance Sheets, with adjustments to the carrying value included in mortgage banking income on the Consolidated Statements of Income:

	2025	2024	2023
	(dollars in thousands)		
Amortized cost:			
Balance at beginning of period	$ 30,691	$ 31,602	$ 34,217
Originations of MSRs	3,596	3,758	2,475
Amortization	(4,553)	(4,669)	(5,090)
Balance at end of period	$ 29,734	$ 30,691	$ 31,602
Estimated fair value of MSRs at end of period	$ 49,861	$ 53,972	$ 49,696

MSRs represent the economic value of contractual rights to service mortgage loans that have been sold. The total portfolio of mortgage loans serviced by the Corporation for unrelated third parties was $4.0 billion and $4.1 billion as of December 31, 2025 and 2024, respectively. Actual and expected prepayments of the underlying mortgage loans can impact the fair value of MSRs. The Corporation accounts for MSRs at the lower of amortized cost or fair value.

The fair value of MSRs is estimated by discounting the estimated cash flows from servicing income, net of expense, over the expected life of the underlying loans at a discount rate commensurate with the risk associated with these assets. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections. The fair values of MSRs were $49.9 million, $54.0 million and $49.7 million as of December 31, 2025, 2024 and 2023, respectively. Based on its fair value analysis as of December 31, 2025, 2024 and 2023, the Corporation determined that no valuation allowances were required.

Total servicing income, included in mortgage banking income in the Consolidated Statements of Income, was $10.1 million, $10.2 million and $10.2 million as of December 31, 2025, 2024 and 2023, respectively.

Total MSRs amortization expense, recognized as a reduction to mortgage banking income in the Consolidated Statements of Income, was $4.6 million, $4.7 million and $5.1 million in 2025, 2024 and 2023, respectively. Estimated future MSRs amortization expense, based on balances as of December 31, 2025, and the estimated remaining lives of the underlying loans, is as follows (dollars in thousands):

Year	
2026	$ 3,837
2027	3,371
2028	2,968
2029	2,626
2030	2,339
Thereafter	14,593
Total estimated amortization expense	$ 29,734

NOTE 9 - DEPOSITS

Deposits consisted of the following as of December 31:

	2025	2024
	(dollars in thousands)	
Noninterest-bearing demand	$ 5,256,096	$ 5,499,760
Interest-bearing demand	7,970,188	7,843,604
Savings and money market accounts	8,512,829	7,792,114
Total demand and savings	21,739,113	21,135,478
Brokered deposits	855,042	843,857
Time deposits	3,995,252	4,150,098
Total Deposits	$ 26,589,407	$ 26,129,433

The scheduled maturities of time deposits as of December 31, 2025 were as follows (dollars in thousands):

Year	
2026	$ 3,528,876
2027	291,166
2028	114,925
2029	12,464
2030	8,151
Thereafter	39,670
Total	$ 3,995,252

Included in time deposits were certificates of deposit equal to or greater than $100,000 of $2.4 billion and $2.5 billion as of December 31, 2025 and 2024, respectively. Time deposits equal or greater than $250,000 were $1.1 billion and $1.0 billion as of December 31, 2025 and 2024, respectively.

NOTE 10 - BORROWINGS

Borrowings as of December 31, 2025 and 2024 and the related maximum amounts outstanding at the end of any month in each of the two years then ended are presented below.

| | December 31 | | Maximum Outstanding | |
	2025	2024	2025	2024
	(dollars in thousands)			
Federal funds purchased	$ —	$ —	$ —	$ 125,000
FHLB advances	250,000	850,000	800,000	1,706,621
Other borrowings:				
Short-term promissory notes issued to customers and customer repurchase agreements	678,822	563,831	686,669	625,829
Other borrowings	916	901	1,282	1,155
Total other borrowings	$ 679,738	$ 564,732		

As of December 31, 2025, the Corporation had aggregate federal funds line borrowing capacity of $2.6 billion, with no amount outstanding. A combination of commercial real estate loans, commercial loans, consumer loans and investment securities were pledged to the FRB to provide access to the FRB discount window borrowings. The Corporation had $3.9 billion of collateralized borrowing availability at the FRB discount window with no amount outstanding as of December 31, 2025.

As of December 31, 2025, the Corporation had total FHLB borrowing capacity of $11.6 billion, consisting of $250.0 million in outstanding advances and $4.2 billion in letters of credit issued to collateralize municipal deposits, resulting in a remaining borrowing capacity of approximately $7.1 billion. Advances from the FHLB, when utilized, are secured by qualifying commercial real estate and residential mortgage loans, investments and other assets.

The following is included in senior and subordinated debt as of December 31:

	2025	2024
	(dollars in thousands)	
Subordinated debt	$ 370,000	$ 370,000
Unamortized discounts and issuance costs	(2,363)	(2,684)
Total senior debt and subordinated debt	$ 367,637	$ 367,316

The following table summarizes the scheduled maturities of senior and subordinated debt with an original maturity of one year or more as of December 31, 2025 (dollars in thousands):

Year	
2026	$ —
2027	—
2028	—
2029	—
2030	195,000
Thereafter	175,000
Unamortized discounts and issuance costs	(2,363)
Total	$ 367,637

In November 2024, the Corporation retired $168.8 million of subordinated notes issued in June 2015 and November 2014 which matured on November 15, 2024. The subordinated notes issued June 2015 carried a fixed rate of 4.50% and an effective rate of 4.69% as a result of discounts and issuance costs. Interest was paid semi-annually in May and November. The subordinated notes issued November 2014, carried a fixed rate of 4.50% and an effective rate of 4.87% as a result of discounts and issuance costs. Interest was paid semi-annually in May and November.

In December 2023, the Corporation retired $5.0 million of subordinated debt with a fixed-to-floating rate of 3.25% and effective rate of 3.35% maturing in 2030.

In March 2020, the Corporation issued $200.0 million and $175.0 million of subordinated notes due in 2030 and 2035, respectively. The subordinated notes maturing in 2030 were issued with a fixed-to-floating rate of 3.25% and an effective rate of 3.35%, due to issuance costs, and the subordinated notes maturing in 2035 were issued with a fixed-to-floating rate of 3.75% and an effective rate of 3.85%, due to issuance costs. The subordinated notes due in 2030 converted to a floating rate based on the three-month term SOFR, plus 230 bps on March 15, 2025.

NOTE 11 - DERIVATIVE FINANCIAL INSTRUMENTS

The following table presents a summary of notional amounts and fair values of derivative financial instruments as of December 31:

	2025		2024	
	Notional Amount	Asset (Liability) Fair Value	Notional Amount	Asset (Liability) Fair Value
	(dollars in thousands)			
Interest Rate Locks with Customers				
Positive fair values	$ 203,580	$ 563	$ 171,933	$ 389
Negative fair values	926	(6)	3,888	(58)
Forward Commitments				
Positive fair values	—	—	51,250	363
Negative fair values	71,207	(156)	—	—
Interest Rate Derivatives with Customers[1]				
Positive fair values	2,118,722	39,236	767,905	8,480
Negative fair values	2,747,758	(130,521)	3,976,294	(239,058)
Interest Rate Derivatives with Dealer Counterparties				
Positive fair values	2,747,758	77,528	3,976,294	150,480
Negative fair values	2,118,722	(39,606)	767,905	(10,734)
Interest Rate Derivatives used in Cash Flow Hedges				
Positive fair values	2,950,000	11,489	2,500,000	227
Negative fair values	—	—	1,400,000	(2,971)
Foreign Exchange Contracts with Customers				
Positive fair values	1,239	8	28,327	1,619
Negative fair values	13,007	(714)	693	(27)
Foreign Exchange Contracts with Correspondent Banks				
Positive fair values	14,424	883	4,059	63
Negative fair values	1,870	(6)	32,406	(1,569)

(1) Fair values are net of a valuation allowance of $366.3 thousand as of December 31, 2025 and 2024.

The following table presents the effect of cash flow hedge accounting on AOCI:

	Amount of Gain (Loss) Recognized in OCI on Derivative	Amount of Gain (Loss) Recognized in OCI Included Component	Amount of Gain (Loss) Recognized in OCI Excluded Component	Location of Gain (Loss) Recognized from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income Included Component	Amount of Gain (Loss) Reclassified from AOCI into Income Excluded Component
	(dollars in thousands)						
Year ended December 31, 2025							
Interest Rate Products	$ 348	$ 348	$ —	Interest Income	$ (19,504)	$ (19,504)	$ —
Interest Rate Products	514	514	—	Interest Expense	(900)	(900)	—
Total	$ 862	$ 862	$ —		$ (20,404)	$ (20,404)	$ —
Year ended December 31, 2024							
Interest Rate Products	$ (10,261)	$ (10,261)	$ —	Interest Income	$ (29,899)	$ (29,899)	$ —
Interest Rate Products	11,025	11,025	—	Interest Expense	6,446	6,446	—
Total	$ 764	$ 764	$ —		$ (23,453)	$ (23,453)	$ —

The following table presents the effect of fair value and cash flow hedge accounting on the income statement for the year ended December 31:

	Consolidated Statements of Income Classification			
	2025		2024	
	Interest Income	**Interest Expense**	Interest Income	Interest Expense
	(dollars in thousands)			
Total amounts of income line items presented in the Consolidated Statements of Income in which the effects of fair value or cash flow hedges are recorded	$ (19,504)	$ (900)	$ (29,899)	$ 6,446
The effects of fair value and cash flow hedging:				
Amount of gain or (loss) on cash flow hedging relationships	—	—	—	—
Interest rate derivatives:				
Amount of (loss) gain reclassified from AOCI into income	(19,504)	(900)	(29,899)	6,446
Amount of (loss) gain reclassified from AOCI into income as a result of a forecasted transaction that is no longer probable of occurring	—	—	—	—
Amount of (loss) gain reclassified from AOCI into income - included component	(19,504)	(900)	(29,899)	6,446
Amount of (loss) gain reclassified from AOCI into income - excluded component	—	—	—	—

During the next twelve months, the Corporation estimates that an additional $1.8 million will be reclassified as a decrease to interest income.

The following table presents the fair value gains (losses) on derivative financial instruments for the years ended December 31:

	Consolidated Statements of Income Classification	2025	2024	2023
		(dollars in thousands)		
Mortgage banking derivatives[1]	Mortgage banking	$ (292)	$ 1,090	$ (380)
Interest rate derivatives	Other income	258	419	(1,855)
Foreign exchange contracts	Other income	84	(9)	7
Net fair value gains (losses) on derivative financial instruments		$ 50	$ 1,500	$ (2,228)

[1] Includes interest rate locks with customers and forward commitments.

Fair Value Option

The Corporation has elected to measure mortgage loans held for sale at fair value. The following table presents a summary of mortgage loans held for sale and the impact of the fair value election on the Consolidated Financial Statements as of December 31:

	2025	2024
	(dollars in thousands)	
Amortized Cost [1]	$ 16,005	$ 25,316
Fair value	16,316	25,618

[1] Cost basis of mortgage loans held for sale represents the unpaid principal balance.

Losses related to changes in fair values of mortgage loans held for sale were nominal for the year ended December 31, 2025. Losses related to changes in fair values of mortgage loans held for sale were $0.1 million for the year ended December 31, 2024, and gains related to changes in fair values of mortgage loans held for sale were $0.3 million for the year ended December 31, 2023. The gains and losses are recorded on the Consolidated Income Statements as an adjustment to mortgage banking income.

Balance Sheet Offsetting

The fair values of interest rate derivative agreements and foreign exchange contracts the Corporation enters into with customers and dealer counterparties may be eligible for offset on the Consolidated Balance Sheets if they are subject to master netting arrangements or similar agreements. The Corporation has elected to net its financial assets and liabilities designated as interest rate derivatives when offsetting is permitted. The following table presents the Corporation's financial instruments that are eligible for offset, and the effects of offsetting, on the Consolidated Balance Sheets as of December 31:

	Gross Amounts Recognized on the Consolidated Balance Sheets	Gross Amounts Not Offset on the Consolidated Balance Sheets		Net Amount
		Financial Instruments[1]	Cash Collateral[2]	
	(dollars in thousands)			
2025				
Interest rate derivative assets	$ 128,253	$ (18,829)	$ —	$ 109,424
Foreign exchange derivative assets with correspondent banks	883	(883)	—	—
Total	$ 129,136	$ (19,712)	$ —	$ 109,424
Interest rate derivative liabilities	$ 170,127	$ (30,318)	$ (54,200)	$ 85,609
Foreign exchange derivative liabilities with correspondent banks	6	(883)	—	(877)
Total	$ 170,133	$ (31,201)	$ (54,200)	$ 84,732
2024				
Interest rate derivative assets	$ 159,187	$ (12,739)	$ —	$ 146,448
Foreign exchange derivative assets with correspondent banks	63	(63)	—	—
Total	$ 159,250	$ (12,802)	$ —	$ 146,448
Interest rate derivative liabilities	$ 252,763	$ (9,995)	$ (94,339)	$ 148,429
Foreign exchange derivative liabilities with correspondent banks	1,569	(63)	—	1,506
Total	$ 254,332	$ (10,058)	$ (94,339)	$ 149,935

[1] For interest rate derivative assets, amounts represent any derivative liability fair values that could be offset in the event of counterparty or customer default. For interest rate derivative liabilities, amounts represent any derivative asset fair values that could be offset in the event of counterparty or customer default.

[2] Amounts represent cash collateral received from the counterparty or posted by the Corporation on interest rate derivative transactions and foreign exchange contracts with financial institution counterparties. Interest rate derivatives with customers are collateralized by the same collateral securing the underlying loans to those borrowers. Cash and securities collateral amounts are included in the table only to the extent of the net derivative fair values.

Cash Flow Hedge Terminations

In January 2023, the Corporation terminated interest rate derivatives designated as cash flow hedges with a combined notional amount of $1.0 billion. As the hedged transaction continues to be probable, the unrealized losses that have been recorded in AOCI are recognized as reduction to interest income, including fees, when the previously forecasted hedged item affects earnings in future periods. During the years ended December 31, 2025, 2024 and 2023, $13.0 million, $27.9 million and $22.1 million, respectively of these unrealized losses have been reclassified as a reduction of interest income on loans, including fees, on the Consolidated Statements of Income.

NOTE 12 - REGULATORY MATTERS

Regulatory Capital Requirements

The Corporation and the Bank are subject to regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can trigger certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Basel III Rules

The Basel III Rules provide a comprehensive framework and require the Corporation and the Bank to:

- Meet a minimum CET1 capital ratio of 4.50% of risk-weighted assets and a minimum Tier 1 capital of 6.00% of risk-weighted assets;
- Meet a minimum Total capital ratio of 8.00% of risk-weighted assets and a minimum Tier 1 leverage capital ratio of 4.00% of average assets;
- Maintain a "capital conservation buffer" of 2.50% above the minimum risk-based capital requirements, which must be maintained to avoid restrictions on capital distributions and certain discretionary bonus payments; and
- Comply with a revised definition of capital to improve the ability of regulatory capital instruments to absorb losses. Certain non-qualifying capital instruments, including cumulative preferred stock and TruPS, are excluded as a component of Tier 1 capital for institutions of the Corporation's size.

The Corporation and the Bank are required to maintain a "capital conservation buffer" of 2.50% above the minimum risk-based capital requirements. The rules provide that the failure to maintain the "capital conservation buffer" results in restrictions on capital distributions and discretionary cash bonus payments to executive officers. As a result, under the Basel III Rules, if the Bank fails to maintain the required minimum capital conservation buffer, the Corporation will be subject to limits, and possibly prohibitions, on its ability to obtain capital distributions from such subsidiaries. If the Corporation does not receive sufficient cash dividends from the Bank, it may not have sufficient funds to pay dividends on its common stock, service its debt obligations or repurchase its common stock.

As of December 31, 2025 and 2024, the Corporation's capital levels met the minimum capital requirements, including the capital conservation buffers, as prescribed in the Basel III Rules.

As of December 31, 2025 and 2024, the Bank was well capitalized under the regulatory framework for prompt corrective action based on its capital ratio calculation. To be categorized as well capitalized, the Bank was required to maintain minimum total risk-based, Tier I risk-based, CET1 risk-based and Tier I leverage ratios as set forth in the table below.

There are no conditions or events since December 31, 2025, that management believes have changed the Corporation and the Bank's categories.

The following tables present the Total risk-based, Tier I risk-based, CET1 risk-based and Tier I leverage requirements under the Basel III Rules as of December 31:

	2025					
	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)					
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 3,716,146	15.2 %	$ 1,960,184	8.0 %	N/A	N/A
Fulton Bank	3,480,147	14.3	1,951,104	8.0	$ 2,438,880	10.0 %
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 3,080,327	12.6 %	$ 1,470,138	6.0 %	N/A	N/A
Fulton Bank	3,174,366	13.0	1,463,328	6.0	$ 1,951,104	8.0 %
CET1 Capital (to Risk-Weighted Assets):						
Corporation	$ 2,887,449	11.8 %	$ 1,102,603	4.5 %	N/A	N/A
Fulton Bank	3,130,366	12.8	1,097,496	4.5	$ 1,585,272	6.5 %
Tier I Leverage Capital (to Average Assets):						
Corporation	$ 3,080,327	9.7 %	$ 1,265,715	4.0 %	N/A	N/A
Fulton Bank	3,174,366	10.1	1,262,175	4.0	$ 1,577,719	5.0 %

N/A - Not applicable as "well capitalized" applies to banks only.

	2024					
	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)					
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 3,544,021	14.3 %	$ 1,986,754	8.0 %	N/A	N/A
Fulton Bank	3,338,891	13.5	1,976,697	8.0	$ 2,470,871	10.0 %
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 2,866,143	11.5 %	$ 1,490,065	6.0 %	N/A	N/A
Fulton Bank	3,029,881	12.3	1,482,523	6.0	$ 1,976,697	8.0 %
CET1 Capital (to Risk-Weighted Assets):						
Corporation	$ 2,673,265	10.8 %	$ 1,117,549	4.5 %	N/A	N/A
Fulton Bank	2,985,881	12.1	1,111,892	4.5	$ 1,606,066	6.5 %
Tier I Leverage Capital (to Average Assets):						
Corporation	$ 2,866,143	9.0 %	$ 1,269,248	4.0 %	N/A	N/A
Fulton Bank	3,029,881	9.6	1,265,809	4.0	$ 1,582,261	5.0 %

N/A - Not applicable as "well capitalized" applies to banks only.

Dividend and Loan Limitations

The dividends that may be paid by the Bank to the Parent Company are subject to certain legal and regulatory limitations. The total amount available for payment of dividends by the Bank to the Parent Company calculated using the three-year earnings test was approximately $373.5 million as of December 31, 2025 based on the Bank maintaining enough capital to be considered well capitalized under the Basel III Rules. A condition of the OCC's approval of the Republic First Transaction requires that the Bank, for a period of two years following the Acquisition Date, request and receive a written determination of no supervisory objection from the OCC prior to declaring or paying any dividend to the Parent Company.

Under current regulations, the Bank is limited in the amount it may lend to its affiliates, including the Parent Company. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of the Bank's regulatory capital

NOTE 13 - INCOME TAXES

The components of income tax expense are as follows:

	2025	2024	2023
	(dollars in thousands)		
Income before income tax expense (benefit)			
U.S.	$ 485,586	$ 344,629	$ 348,721
Income tax expense (benefit)			
Current tax expense			
U.S. federal	$ 84,652	$ 66,817	$ 49,707
U.S. state and local	13,493	12,256	11,137
Total current tax expense	98,145	79,073	60,844
Deferred tax (benefit) expense			
U.S. federal	(2,685)	(20,248)	3,021
U.S. state and local	(1,483)	(2,939)	576
Total deferred tax (benefit) expense	(4,168)	(23,187)	3,597
Total income tax expense (benefit)			
U.S. federal	81,967	46,569	52,728
U.S. state and local	12,010	9,317	11,713
Total income tax expense (benefit)	$ 93,977	$ 55,886	$ 64,441

There was no income from foreign countries for the years ended December 31, 2025, 2024 and 2023.

The differences between the effective income tax rate and the federal statutory income tax rate are as follows:

	2025		2024		2023	
	(dollars in thousands)					
U.S. federal statutory tax rate	$101,973	21.0 %	$ 72,372	21.0 %	$ 73,231	21.0 %
Federal						
Tax credits						
Low-income housing tax credits, net	(4,051)	(0.8)	(1,163)	(0.3)	$ (4,716)	(1.3)
Other, net	6	—	29	—	24	—
Non-taxable or non-deductible items						
Tax-exempt income on loans	(9,875)	(2.0)	(9,636)	(2.8)	(8,445)	(2.4)
Tax-exempt income on securities	(4,700)	(1.0)	(5,224)	(1.5)	(6,120)	(1.8)
Bargain purchase gain	—	—	(7,769)	(2.3)	—	—
Other	1,643	0.3	833	0.2	1,415	0.4
Domestic state and local income tax, net of federal	8,981	1.9	6,444	1.9	9,052	2.6
Total income tax expense	$ 93,977	19.4 %	$ 55,886	16.2 %	$ 64,441	18.5 %

There were no domestic federal reconciling items related to the effect of cross-border tax laws, the effect of changes in tax laws or rates enacted in the current period, changes in valuation allowance, foreign tax effects, or changes in unrecognized tax benefits.

State and local income taxes in New Jersey, Maryland and Delaware comprised the majority of the domestic state and local income taxes, net of federal effect for the years 2025, 2024 and 2023, respectively.

The components of income taxes paid are as follows:

	2025	2024	2023
	(dollars in thousands)		
U.S. federal, net of refunds	$ 96,396	$ 11,656	$ 10,423
U.S. state and local, net of refunds			
New Jersey	8,110	5,638	3,671
Maryland	5,508	2,488	2,329
Delaware	2,452	2,476	1,939
Other	222	505	78
Total U.S. state and local, net of refunds	16,292	11,107	8,017
Total income taxes paid	$ 112,688	$ 22,763	$ 18,440

The net DTA recorded by the Corporation is included in other assets and consists of the following tax effects of temporary differences as of December 31:

	2025	2024
	(dollars in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 89,053	$ 90,148
Unrealized holding losses on securities	62,962	85,516
Lease liability	35,969	34,921
State loss carryforwards	27,964	26,118
Other accrued expenses	14,908	16,142
Deferred compensation	12,683	11,138
Stock-based compensation	5,042	5,458
Intangible assets	4,403	5,889
New Jersey FAS 109 deduction	2,412	2,412
Other	6,916	5,032
Total gross deferred tax assets	$ 262,312	$ 282,774
Deferred tax liabilities:		
Equipment lease financing	50,366	45,644
Right-of-use-asset	32,875	31,960
Acquisition premiums/discounts	8,999	16,360
Postretirement and defined benefit plans	7,320	5,560
MSRs	6,978	6,952
Tax credit investments	1,241	2,033
Premises and equipment	—	736
Total gross deferred tax liabilities	$ 107,779	$ 109,245
Net deferred tax asset, before valuation allowance	154,533	173,529
Valuation allowance	(27,964)	(26,118)
Net deferred tax asset	$ 126,569	$ 147,411

In assessing the realizability of DTAs, management considers whether it is more likely than not that some or all of the DTAs will not be realized. The ultimate realization of DTAs is dependent upon the generation of future taxable income and/or capital gain income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, such as those that may be implemented to generate capital gains, in making this assessment.

The valuation allowance relates to state net operating loss carryforwards for which realizability is uncertain. As of December 31, 2025 and 2024, the Corporation had state net operating loss carryforwards of approximately $416.8 million and $389.3 million, respectively, which are available to offset future state taxable income, and expire at various dates through 2045.

As of December 31, 2025, based on the level of historical taxable income and projections for future taxable income over the periods in which the DTAs are deductible, management believes it is more likely than not that the Corporation will realize the benefits of its DTAs, net of the valuation allowance.

Uncertain Tax Positions

The following table summarizes the changes in unrecognized tax benefits for the years ended December 31:

	2025	2024	2023
	(dollars in thousands)		
Balance at beginning of year	$ **1,060**	$ 1,044	$ 1,228
Current period tax positions	**114**	120	147
Lapse of statute of limitations	**(82)**	(104)	(331)
Balance at end of year	$ **1,092**	$ 1,060	$ 1,044

Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year.

Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position. Decreases can also occur throughout the settlement of positions with taxing authorities.

As of December 31, 2025, if recognized, all of the Corporation's unrecognized tax benefits would impact the effective tax rate. Not included in the table above is $131 thousand of federal income tax benefit on unrecognized state tax benefits which, if recognized, would also impact the effective tax rate. Interest accrued related to unrecognized tax benefits is recorded as a component of income tax expense. Penalties, if incurred, would also be recognized in income tax expense. The Corporation recognized approximately $45 thousand and $168 thousand of recoveries in 2025 and 2024, respectively, for interest and penalties in income tax expense related to unrecognized tax positions. As of December 31, 2025 and 2024, total accrued interest and penalties related to unrecognized tax positions were approximately $133 thousand and $177 thousand, respectively.

The Corporation files income tax returns in the federal and various state jurisdictions. In most cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxing authorities. With few exceptions, the Corporation is no longer subject to federal, state and local examinations by tax authorities for years before 2022.

Tax Credit Investments

The TCIs are included in other assets, with any unfunded equity commitments recorded in other liabilities on the Consolidated Balance Sheets and changes are reflected in change in tax credit investments in the Consolidated Statements of Cash Flows.

In 2023, the Corporation adopted ASU 2023-02, which allows all TCIs to qualify for the proportional amortization method if: (1) it is probable that the income tax credits allocatable to the Corporation will be available; (2) the Corporation does not have the ability to exercise significant influence over the operating and financial policies of the underlying project; (3) substantially all of the projected benefits are from income tax credits and other income tax benefits; (4) the Corporation's projected yield based solely on the cash flows from the income tax credits and other income tax benefits is positive; and (5) the Corporation is a limited liability investor in the limited liability entity for both legal and tax purposes, and the Corporation's liability is limited to its capital investment. See "Note 1 - Summary of Significant Accounting Policies" in the Notes to the Consolidated Financial Statements.

All TCIs held as of December 31, 2025 and 2024 that qualify for the proportional amortization method are amortized over the period the Corporation expects to receive the tax credits, with the expense included within income taxes on the Consolidated Statements of Income and net income in the Consolidated Statements of Cash Flows.

All TCIs are evaluated for impairment at the end of each reporting period. There were no impairments recorded against TCIs during 2025.

The following table presents the balances of the Corporation's TCIs and related unfunded commitments as of December 31:

	2025		2024
Included in other assets:	(dollars in thousands)		
Affordable housing tax credit investments, net	$ 218,810	$	211,572
Other tax credit investments, net	35,652		29,649
Total TCIs, net	$ 254,462	$	241,221
Included in other liabilities:			
Unfunded affordable housing tax credit commitments	$ 78,702	$	84,572
Other tax credit liabilities	29,551		24,109
Total unfunded tax credit commitments and liabilities	$ 108,253	$	108,681

The following table presents other information relating to the Corporation's TCIs for the years ended December 31:

	2025	2024	2023
Components of income taxes:	(dollars in thousands)		
Tax credits and benefits	$ (32,143)	$ (26,762)	$ (28,748)
Amortization of tax credits and benefits, net of tax benefits	27,536	25,069	23,446
Deferred tax expense	566	559	610
Total reduction in income tax expense	$ (4,041)	$ (1,134)	$ (4,692)

NOTE 14 - NET INCOME PER COMMON SHARE

Basic net income per common share is calculated as net income available to common shareholders divided by the weighted average number of shares outstanding.

Diluted net income per common share is calculated as net income available to common shareholders divided by the weighted average number of shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of RSUs and PSUs. PSUs are required to be included in weighted average diluted shares outstanding if performance measures, as defined in each PSU award agreement, are met as of the end of the period.

A reconciliation of weighted average common shares outstanding used to calculate basic and diluted net income per share follows:

	2025	2024	2023
	(in thousands)		
Weighted average common shares outstanding (basic)	181,621	175,523	165,241
Impact of common stock equivalents	1,668	1,700	1,528
Weighted average common shares outstanding (diluted)	183,289	177,223	166,769

NOTE 15 - SHAREHOLDERS' EQUITY

Preferred Stock

On October 29, 2020, the Corporation issued 8.0 million depositary shares ("Depositary Shares"), each representing a 1/40th interest in a share of the Corporation's 5.125% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, of which 200,000 are authorized and issued, with a liquidation preference of $1,000 per share (equivalent to $25.00 per Depositary Share), for an aggregate offering amount of $200 million. The preferred stock is redeemable, at the Corporation's option, in whole or in part, on and after January 15, 2026, and redeemable in whole, but not in part, prior to January 15, 2026 within 90 days following the occurrence of a regulatory capital treatment event.

Common Stock Offering

On May 1, 2024, the Corporation completed its underwritten public offering of 19,166,667 shares of its common stock at a price to the public of $15.00 per share, before underwriting discounts. The net proceeds to the Corporation from the offering after deducting underwriting discounts and transaction expenses were approximately $272.6 million.

Accumulated Other Comprehensive Income (Loss)

The following table presents the components of OCI for the years ended December 31:

	Before-Tax Amount		Tax Effect		Net of Tax Amount	
			(dollars in thousands)			
2025						
Net unrealized gains on investment securities	$	**84,428**	$	**(19,815)**	$	**64,613**
Reclassification adjustment for investment securities gains included in net income[1]		**2**		**—**		**2**
Amortization of net unrealized gains on AFS investment securities transferred to HTM[2]		**6,897**		**(1,224)**		**5,673**
Net unrealized holding gains arising during the period on interest rate derivatives used in cash flow hedges		**862**		**(123)**		**739**
Reclassification adjustment for net gains realized in net income on interest rate derivatives used in cash flow hedges		**20,404**		**(4,696)**		**15,708**
Unrecognized pension and postretirement income		**3,693**		**(867)**		**2,826**
Amortization of net unrecognized pension and postretirement items[3]		**(554)**		**130**		**(424)**
Total Other Comprehensive Income	$	**115,732**	$	**(26,595)**	$	**89,137**
2024						
Net unrealized losses on investment securities	$	(28,993)	$	6,568	$	(22,425)
Reclassification adjustment for investment securities gains included in net income[1]		20,283		(4,594)		15,689
Amortization of net unrealized gains on AFS investment securities transferred to HTM[2]		7,251		(1,642)		5,609
Net unrealized holding gains arising during the period on interest rate derivatives used in cash flow hedges		764		(174)		590
Reclassification adjustment for net gains realized in net income on interest rate derivatives used in cash flow hedges		23,453		(5,312)		18,141
Unrecognized pension and postretirement income		9,411		(2,132)		7,279
Amortization of net unrecognized pension and postretirement items[3]		(541)		119		(422)
Total Other Comprehensive Income	$	31,628	$	(7,167)	$	24,461
2023						
Net unrealized gains on investment securities	$	46,572	$	(10,549)	$	36,023
Reclassification adjustment for investment securities losses included in net income[1]		(733)		166		(567)
Amortization of net unrealized gains on AFS investment securities transferred to HTM[2]		7,644		(1,731)		5,913
Net unrealized holding gains arising during the period on interest rate derivatives used in cash flow hedges		9,048		(2,050)		6,998
Reclassification adjustment for net gains realized in net income on interest rate swaps used in cash flow hedges		25,850		(5,855)		19,995
Unrecognized pension and postretirement income		6,162		(1,385)		4,777
Amortization of net unrecognized pension and postretirement items[3]		73		(16)		57
Total Other Comprehensive Income	$	94,616	$	(21,420)	$	73,196

[1] Amounts reclassified out of AOCI. Before-tax amounts included in "Investment securities (losses) gains, net" on the Consolidated Statements of Income. See "Note 4 - Investment Securities," for additional details.

[2] Amounts reclassified out of AOCI. Before-tax amounts included in "Interest Income" on the Consolidated Statements of Income.

[3] Amounts reclassified out of AOCI. Before-tax amounts included in "Salaries and employee benefits" on the Consolidated Statements of Income.

The following table presents changes in each component of AOCI, net of tax, for the years ended December 31:

	Unrealized Gains (Losses) on Investment Securities	Net Unrealized Gains (Losses) on Interest Rate Derivatives used in Cash Flow Hedges	Unrecognized Pension and Postretirement Plan Income (Costs)	Total
	(dollars in thousands)			
Balance at December 31, 2022	$ (316,231)	$ (61,776)	$ (7,469)	$ (385,476)
OCI before reclassifications	36,023	6,998	4,777	47,798
Amounts reclassified from AOCI	(567)	19,995	57	19,485
Amortization of net unrealized gains on AFS investment securities transferred to HTM	5,913	—	—	5,913
Balance at December 31, 2023	(274,862)	(34,783)	(2,635)	(312,280)
OCI before reclassifications	(22,425)	590	7,279	(14,556)
Amounts reclassified from AOCI	15,689	18,141	(422)	33,408
Amortization of net unrealized gains on AFS investment securities transferred to HTM	5,609	—	—	5,609
Balance at December 31, 2024	(275,989)	(16,052)	4,222	(287,819)
OCI before reclassifications	64,613	739	—	65,352
Amounts reclassified from AOCI	2	15,708	2,402	18,112
Amortization of net unrealized gains on AFS investment securities transferred to HTM	5,673	—	—	5,673
Balance at December 31, 2025	$ (205,701)	$ 395	$ 6,624	$ (198,682)

Common Stock Repurchase Programs

On December 16, 2025, the Corporation announced that its Board of Directors approved the 2026 Repurchase Program. The 2026 Repurchase Program will expire on January 31, 2027. Under the 2026 Repurchase Program the Corporation is authorized to repurchase up to $150.0 million of shares of its common stock. Under this authorization, up to $25.0 million of the $150.0 million authorization may be used to repurchase the Corporation's preferred stock and outstanding subordinated notes. The 2026 Repurchase Program may be discontinued at any time.

On December 17, 2024, the Corporation announced that its Board of Directors approved the 2025 Repurchase Program. The 2025 Repurchase Program expired on December 31, 2025. Under the 2025 Repurchase Program, the Corporation was authorized to repurchase up to $125.0 million of shares of its common stock. Under this authorization, up to $25.0 million of the $125.0 million authorization could be used to repurchase the Corporation's preferred stock and outstanding Subordinated Notes due 2030. During 2025, approximately 3.3 million shares of common stock were repurchased at a total cost of $59.7 million, or an average cost of $18.16 per share, under the 2025 Repurchase Program.

On December 19, 2023, the Corporation announced that its Board of Directors approved the 2024 Repurchase Program. The 2024 Repurchase Program expired on December 31, 2024. Under the 2024 Repurchase Program, the Corporation was authorized to repurchase up to $125.0 million of shares of its common stock. Under this authorization, up to $25.0 million of the $125.0 million authorization could be used to repurchase the Corporation's preferred stock and outstanding subordinated notes through December 31, 2024. During 2024, approximately 1.9 million shares of common stock were repurchased at a total cost of $30.3 million, or an average cost of $15.69 per share, under the 2024 Repurchase Program

Under these repurchase programs, repurchased shares are added to treasury stock, at cost. As permitted by securities laws and other legal requirements, and subject to market conditions and other factors, purchases may be made from time to time in open market or privately negotiated transactions, including, without limitation, through accelerated share repurchase transactions.

NOTE 16 - STOCK-BASED COMPENSATION PLANS

The following table presents compensation expense and related tax benefits for all equity awards recognized in the Consolidated Statements of Income for the years ended December 31:

	2025		2024		2023
	(dollars in thousands)				
Compensation expense	$	13,684	$	10,907	$	11,265
Tax benefit		(3,110)		(2,466)		(2,484)
Total stock-based compensation, net of tax	$	10,574	$	8,441	$	8,781

The tax benefits as a percentage of compensation expense, as shown in the preceding table, were 22.7%, 22.6% and 22.1% in 2025, 2024 and 2023, respectively. These percentages differ from the Corporation's federal statutory tax rate of 21%. Tax benefits are only recognized over the vesting period for awards that ordinarily will generate a tax deduction when exercised, in the case of non-qualified stock options, or upon vesting, in the case of RSUs, and PSUs. Tax benefits in excess of the tax rate resulted from incentive stock option exercises that triggered a tax deduction when they were exercised and excess tax benefits realized on vesting RSUs and PSUs during the period.

The following table presents information about stock options exercised for the years ended December 31:

	2025		2024		2023
	(dollars in thousands)				
Number of options exercised		—		39,310		68,134
Total intrinsic value of options exercised	$	—	$	116	$	249
Cash received from options exercised	$	—	$	496	$	805
Tax benefit from options exercised	$	—	$	23	$	47

Upon exercise, the Corporation issued shares from its authorized, but unissued, common stock to satisfy the stock options. As of December 31, 2024, there were no outstanding stock options. The Corporation did not issue any stock options during the years ended December 31, 2025, 2024 and 2023.

The following table provides information about nonvested RSUs and PSUs granted under the Employee Equity Plan and Directors' Plan for the year ended December 31, 2025:

	RSUs/PSUs	
	Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2024	2,702,997	$ 14.57
Granted	1,057,072	17.03
Vested	(796,124)	15.38
Forfeited	(87,395)	15.42
Nonvested as of December 31, 2025	2,876,550	$ 15.22

As of December 31, 2025, there was $14.2 million of total unrecognized compensation cost (pre-tax) related to RSUs and PSUs that will be recognized as compensation expense over a weighted average period of 1.95 years. As of December 31, 2025, the Employee Equity Plan had 3.2 million shares reserved for future grants through 2032, and the Directors' Plan had 256.2 thousand shares reserved for future grants through 2033.

The fair value of certain PSUs with market-based performance conditions granted under the Employee Equity Plan was estimated on the grant date using the Monte Carlo valuation methodology performed by a third-party valuation expert. This valuation is dependent upon certain assumptions, as summarized in the following table:

	2025	2024	2023
Risk-free interest rate	3.66 %	4.75 %	3.84 %
Volatility of Corporation's stock	32.92 %	30.54 %	35.63 %
Expected life of PSUs	3 years	3 years	3 years

The expected life of the PSUs with fair values measured using the Monte Carlo valuation methodology was based on the defined performance period of three years. Volatility of the Corporation's stock was based on historical volatility for the period commensurate with the expected life of the PSUs. The risk-free interest rate is the zero-coupon U.S. Treasury rate commensurate with the expected life of the PSUs on the grant date. Based on the assumptions above, the Corporation calculated an estimated fair value per PSU with market-based performance conditions granted in 2025, 2024 and 2023 of $16.73, $19.59 and $10.63, respectively.

Under the ESPP, eligible employees can purchase stock of the Corporation at 85% of the fair market value of the stock on the date of purchase. The ESPP is considered to be a compensatory plan and, as such, compensation expense is recognized for the 15% discount on shares purchased. The following table summarizes activity under the ESPP:

	2025	2024	2023
ESPP shares purchased	131,062	133,019	162,667
Average purchase price per share (85% of market value)	$ 15.44	$ 14.55	$ 11.68
Compensation expense recognized (in thousands)	$ 357	$ 342	$ 348

NOTE 17 - EMPLOYEE BENEFIT PLANS

The following summarizes retirement plan expense for the years ended December 31:

	2025	2024	2023
	(dollars in thousands)		
401(k) Retirement Plan	$ 14,069	$ 13,739	$ 11,930
Pension Plan	(841)	(1,036)	464
Total	$ 13,228	$ 12,703	$ 12,394

The Corporation's 401(k) Retirement Plan is a defined contribution plan under which eligible employees may defer a portion of their pre-tax covered compensation on an annual basis, with employer matches of up to 5% of employee compensation. Employee and employer contributions under these features are 100% vested.

Contributions to the Pension Plan are actuarially determined and funded annually, if necessary. The Corporation recognizes the funded status of its Pension Plan on the Consolidated Balance Sheets and recognizes the changes in that funded status through OCI. The Pension Plan has been curtailed, with no additional benefits accruing to participants.

Pension Plan

The net periodic pension cost for the Pension Plan, as determined by consulting actuaries, consisted of the following components for the years ended December 31:

	2025	2024	2023
	(dollars in thousands)		
Interest cost	$ 3,070	$ 3,159	$ 3,269
Expected return on assets	(3,911)	(3,903)	(3,436)
Net amortization and deferral	—	—	631
Gain on settlement	—	(292)	—
Net periodic pension cost	$ (841)	$ (1,036)	$ 464

The following table summarizes the changes in the projected benefit obligation and fair value of Pension Plan assets for the plan years ended December 31:

	2025		2024
	(dollars in thousands)		
Projected benefit obligation at beginning of year	$ 59,429	$	68,952
Interest cost	3,070		3,159
Benefit payments	(4,761)		(8,843)
Change in assumptions	1,196		(4,323)
Experience gain	356		484
Projected benefit obligation at end of year	$ 59,290	$	59,429
Fair value of plan assets at beginning of year	$ 85,595	$	84,659
Actual return on plan assets	9,309		9,779
Benefit payments	(4,761)		(8,843)
Fair value of plan assets at end of year	$ 90,143	$	85,595

The following table presents the funded status of the Pension Plan, included in other assets and other liabilities on the Consolidated Balance Sheets, as of December 31:

	2025		2024
	(dollars in thousands)		
Projected benefit obligation	$ (59,290)	$	(59,429)
Fair value of plan assets	90,143		85,595
Funded status	$ 30,853	$	26,166

The following table summarizes the changes in the unrecognized net loss included as a component of AOCI:

	Unrecognized Net Loss (Gain)	
	Before tax	Net of tax
	(dollars in thousands)	
Balance as of December 31, 2023	$ 5,320	$ 4,117
Recognized as a component of 2024 periodic pension cost	—	—
Unrecognized gains arising in 2024	(9,417)	(7,284)
Balance as of December 31, 2024	(4,097)	(3,167)
Recognized as a component of 2025 periodic pension cost	—	—
Unrecognized gains arising in 2025	(3,853)	(2,949)
Balance as of December 31, 2025	$ (7,950)	$ (6,116)

The following rates were used to calculate the net periodic pension cost and the present value of benefit obligations as of December 31:

	2025	2024	2023
Discount rate-projected benefit obligation	5.14 %	5.38 %	4.73 %
Expected long-term rate of return on plan assets	5.00 %	5.00 %	5.00 %

The discount rates used were determined using the FTSE Pension Discount Curve (formerly, the Citigroup Average Life discount rate table), as adjusted based on the Pension Plan's expected benefit payments.

The 5.00% long-term rate of return on plan assets used to calculate the net periodic pension cost was based on historical returns, adjusted for expectations of long-term asset returns based on the December 31, 2025 weighted average asset allocations. The expected long-term return is considered to be appropriate based on the asset mix and the historical returns realized.

The following table presents a summary of the fair values of the Pension Plan's assets as of December 31:

	2025		2024	
	Estimated Fair Value	% of Total Assets	Estimated Fair Value	% of Total Assets
	(dollars in thousands)			
Equity mutual funds	$ 31,272		$ 31,369	
Equity common trust funds	15,450		16,486	
Equity securities	46,722	51.7 %	47,855	55.9 %
Cash and money market funds	9,802		5,534	
Fixed income mutual funds	14,181		13,590	
Corporate debt securities	4,840		4,090	
U.S. Government agency securities	9,455		9,493	
Fixed income securities and cash	38,278	42.4 %	32,707	38.2 %
Other alternative investment funds	5,351	5.9 %	5,033	5.9 %
Total	$ 90,351	100.0 %	$ 85,595	100.0 %

Investment allocation decisions are made by a retirement plan committee. The goal of the investment allocation strategy is to match certain benefit obligations with maturities of fixed income securities. Alternative investments may include managed futures, commodities, real estate investment trusts, master limited partnerships, and long-short strategies with traditional stocks and bonds. All alternative investments are in the form of mutual funds, not individual contracts, to enable daily liquidity.

The fair values for assets held by the Pension Plan are based on quoted prices for identical instruments and would be categorized as Level 1 assets under the fair value hierarchy.

Estimated future benefit payments are as follows (in thousands):

Year	
2026	$ 4,906
2027	4,900
2028	4,878
2029	4,831
2030	4,756
Thereafter	22,641
Total	$ 46,912

Multiemployer Defined Benefit Pension Plan

In connection with the Prudential Bancorp merger, the Corporation assumed the pension plan obligations of Prudential Bancorp under the Prudential Bancorp Pension Plan that had previously been closed to new Prudential Bancorp participants.

The Prudential Bancorp Pension Plan is structured as a multiple employer plan under Internal Revenue Code Section 413(c). It maintains a single trust and all assets are commingled and invested on a pooled basis. All amounts payable by the multiple employer plan are a general charge upon all its assets. This structure gives rise to the risk that if a participating employer fails before funding up to cover the liabilities of its participants and orphans, then contributions for all remaining employers would increase, as assets have to be re-allocated to cover such shortfall.

Information regarding the Prudential Bancorp Pension Plan as of December 31, 2025 is as follows:

Legal Name of Plan	Prudential Bancorp Pension Plan
	(dollars in thousands)
Plan Employer Identification Number	23-1928421
The Corporation's contribution for the year ended December 31, 2025[1]	$ 972
Are the Corporation's contributions more than 5% of total contributions?	No
Funded Status	80.01 %

[1] Includes 2026 prepayment of $120 thousand.

Postretirement Benefits

The Corporation provides medical benefits and life insurance benefits under the Postretirement Plan to certain retired full-time employees who were employees of the Corporation prior to January 1, 1998. Prior to February 1, 2014, certain full-time employees became eligible for these discretionary benefits if they reached retirement age while working for the Corporation. The Corporation recognizes the funded status of the Postretirement Plan on the Consolidated Balance Sheets and recognizes the changes in that funded status through OCI.

The components of the net benefit for Postretirement Plan other than pensions are as follows:

	2025	2024	2023
	(dollars in thousands)		
Interest cost	$ 35	$ 38	$ 42
Net amortization and deferral	(543)	(541)	(558)
Net postretirement benefit	$ (508)	$ (503)	$ (516)

This table summarizes the changes in the accumulated postretirement benefit obligation for the years ended December 31:

	2025	2024
	(dollars in thousands)	
Accumulated postretirement benefit obligation at beginning of year	$ 753	$ 844
Interest cost	35	38
Benefit payments	(118)	(135)
Change in experience	(39)	42
Change in assumptions	7	(36)
Accumulated postretirement benefit obligation at end of year	$ 638	$ 753

The fair values of the Postretirement Plan assets were $0 as of both December 31, 2025 and 2024. The funded status for the Postretirement Plan included in other liabilities was $0.6 million and $0.8 million in the Consolidated Balance Sheets as of December 31, 2025 and 2024, respectively.

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive income (loss):

| | Before tax | | | |
	Unrecognized Prior Service Cost	Unrecognized Net Loss (Gain)	Total	Net of tax
	(dollars in thousands)			
Balance as of December 31, 2023	$ (1,620)	$ (747)	$ (2,367)	$ (1,847)
Recognized as a component of 2024 postretirement cost	464	77	541	422
Unrecognized loss arising in 2024	—	6	6	5
Balance as of December 31, 2024	(1,156)	(664)	(1,820)	(1,420)
Recognized as a component of 2025 postretirement cost	464	79	543	422
Unrecognized gain arising in 2025	—	(32)	(32)	(24)
Balance as of December 31, 2025	$ (692)	$ (617)	$ (1,309)	$ (1,022)

The following rates were used to calculate net periodic postretirement benefit cost and the present value of benefit obligations as of December 31:

	2025	2024	2023
Discount rate-projected benefit obligation	5.14 %	5.38 %	4.73 %
Expected long-term rate of return on plan assets	3.00 %	3.00 %	3.00 %

The discount rates used to calculate the accumulated postretirement benefit obligation were determined using the FTSE Pension Discount Curve (formerly, the Citigroup Average Life discount rate table), as adjusted based on the Postretirement Plan's expected benefit payments.

Estimated future benefit payments under the Postretirement Plan are as follows (dollars in thousands):

Year	
2026	$ 110
2027	99
2028	88
2029	78
2030	68
Thereafter	226
Total	$ 669

NOTE 18 - LEASES

The Corporation has operating leases for certain financial centers, corporate offices and land.

The following table presents the components of lease expense, which is included in net occupancy expense on the Consolidated Statements of Income:

		2025		2024		2023
			(dollars in thousands)			
Operating lease expense	$	27,852	$	27,893	$	19,372
Variable lease expense		3,966		3,147		3,160
Sublease income		(851)		(1,224)		(1,111)
Total lease expense	$	30,967	$	29,816	$	21,421

Supplemental Consolidated Balance Sheet information related to leases was as follows as of December 31:

Operating Leases	Balance Sheet Classification	2025		2024
		(dollars in thousands)		
ROU assets	Other assets	$ 139,965	$	140,997
Lease liabilities	Other liabilities	$ 153,253	$	154,176
Weighted average remaining lease term		9.04 years		9.30 years
Weighted average discount rate		5.90 %		5.51 %

The discount rate used in determining the lease liability for each individual lease is the Bank's incremental borrowing rate which corresponds with the remaining lease term.

Supplemental cash flow information related to operating leases was as follows:

		2025		2024
		(dollars in thousands)		
Cash paid for amounts included in the measurement of lease liabilities	$	29,224	$	25,161
ROU assets obtained in exchange for lease obligations		20,978		78,278

Lease payment obligations for each of the next five years and thereafter, with a reconciliation to the Corporation's lease liability were as follows:

Year	Operating Leases
	(dollars in thousands)
2026	$ 27,737
2027	25,482
2028	22,772
2029	19,560
2030	18,112
Thereafter	89,922
Total lease payments	203,585
Less: imputed interest	(50,332)
Present value of lease liabilities	$ 153,253

On May 10, 2024, the Bank and Fulton Financial Realty Company, a wholly owned subsidiary of the Corporation, entered into the Sale-Leaseback Transaction for 40 financial center office locations for an aggregate cash purchase price of $55.4 million. The Bank entered into a lease for each of the locations sold in the Sale-Leaseback Transaction for an initial term of 15 years, with the option to extend the term of each for up to three successive terms of up to five years each. During the initial lease terms, the base rental amount will increase annually at a rate of 2.25%. The Corporation recorded a pre-tax gain, after deduction of transaction-related expenses, of approximately $20.3 million in connection with the Sale-Leaseback Transaction. The properties are located in Pennsylvania, New Jersey, Delaware, and Maryland.

As of December 31, 2025, the Corporation had not entered into any significant leases that have not yet commenced.

NOTE 19 - FAIR VALUE MEASUREMENTS

The following tables present assets and liabilities measured at fair value on a recurring basis and reported on the Consolidated Balance Sheets:

	2025			
	Level 1	**Level 2**	**Level 3**	**Total**
	(dollars in thousands)			
Loans held for sale	$ —	$ 16,316	$ —	$ 16,316
AFS investment securities:				
State and municipal securities	—	826,693	—	826,693
Corporate debt securities	—	214,921	—	214,921
Collateralized mortgage obligations	—	1,040,078	—	1,040,078
Residential mortgage-backed securities	—	766,717	—	766,717
Commercial mortgage-backed securities	—	559,450	—	559,450
Total AFS investment securities	—	3,407,859	—	3,407,859
Other assets:				
Investments held in Rabbi Trust	39,395	—	—	39,395
Derivative assets	891	128,816	—	129,707
Total assets	$ 40,286	$ 3,552,991	$ —	$ 3,593,277
Other liabilities:				
Deferred compensation liabilities	$ 39,395	$ —	$ —	$ 39,395
Derivative liabilities	720	170,289	—	171,009
Total liabilities	$ 40,115	$ 170,289	$ —	$ 210,404

	2024			
	Level 1	Level 2	Level 3	Total
	(dollars in thousands)			
Loans held for sale	$ —	$ 25,618	$ —	$ 25,618
AFS investment securities:				
State and municipal securities	—	814,887	—	814,887
Corporate debt securities	—	300,370	—	300,370
Collateralized mortgage obligations	—	788,885	—	788,885
Residential mortgage-backed securities	—	989,875	—	989,875
Commercial mortgage-backed securities	—	516,882	—	516,882
Total AFS investment securities	—	3,410,899	—	3,410,899
Other assets:				
Investments held in Rabbi Trust	35,093	—	—	35,093
Derivative assets	1,682	159,939	—	161,621
Total assets	$ 36,775	$ 3,596,456	$ —	$ 3,633,231
Other liabilities:				
Deferred compensation liabilities	$ 35,093	$ —	$ —	$ 35,093
Derivative liabilities	1,596	252,821	—	254,417
Total liabilities	$ 36,689	$ 252,821	$ —	$ 289,510

The valuation techniques used to measure fair value for the items in the preceding tables are as follows:

Loans held for sale - This category includes mortgage loans held for sale that are measured at fair value. Fair values as of December 31, 2025 and 2024, were measured as the price that secondary market investors were offering for loans with similar characteristics. See "Note 1 - Summary of Significant Accounting Policies" for details related to the Corporation's election to measure assets and liabilities at fair value.

AFS investment securities - Included in this asset category are debt securities. Level 2 investment securities are valued by a third-party pricing service. The pricing service uses pricing models that vary based on asset class and incorporate available market information, including quoted prices of investment securities with similar characteristics. Because many fixed income securities do not trade on a daily basis, pricing models use available information, as applicable, through processes such as benchmark yield curves, benchmarking of like securities, sector groupings and matrix pricing.

Standard market inputs include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data, including market research publications. For certain security types, additional inputs may be used or some of the standard market inputs may not be applicable.

- State and municipal securities/Collateralized mortgage obligations/Residential mortgage-backed securities/ Commercial mortgage-backed securities - These debt securities are classified as Level 2. Fair values are determined by a third-party pricing service, as detailed above.

- Corporate debt securities - These securities are classified as Level 2. This category consists of subordinated and senior debt issued by financial institutions ($207.5 million at December 31, 2025 and $293.1 million at December 31, 2024) and other corporate debt issued by non-financial institutions ($7.4 million at December 31, 2025 and $7.3 million at December 31, 2024). The fair values for corporate debt securities are determined by a third-party pricing service as detailed above.

Investments held in Rabbi Trust - This category consists of mutual funds that are held in trust for employee deferred compensation plans that the Corporation has elected to measure at fair value. Shares of mutual funds are valued based on net asset value, which represents quoted market prices for the underlying shares held in the mutual funds, and as such, are classified as Level 1.

Derivative assets - Fair value of foreign currency exchange contracts classified as Level 1 assets ($0.9 million at December 31, 2025 and $1.7 million at December 31, 2024). The foreign exchange prices used to measure these items at fair value are based on quoted prices for identical instruments in active markets.

Level 2 assets represent the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors ($0.6 million at December 31, 2025 and $0.8 million at December 31, 2024) and the fair value of interest rate derivatives ($128.3 million at December 31, 2025 and $159.2 million at December 31, 2024). The fair values of the interest rate locks, forward commitments and interest rate derivatives represent the amounts that would be required to settle the derivative financial instruments at the balance sheet date. See "Note 11 - Derivative Financial Instruments," for additional information.

Deferred compensation liabilities - Fair value of amounts due to employees under deferred compensation plans, classified as Level 1 liabilities and are included in other liabilities on the Consolidated Balance Sheets. The fair values of these liabilities are determined in the same manner as the related assets, as described under the heading "Investments held in Rabbi Trust" above.

Derivative liabilities - Level 1 liabilities represent the fair value of foreign currency exchange contracts ($0.7 million and $1.6 million at December 31, 2025 and 2024, respectively).

Level 2 liabilities represent the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors ($0.2 million at December 31, 2025 and $0.1 million at December 31, 2024) and the fair value of interest rate derivatives ($170.1 million at December 31, 2025 and $252.8 million at December 31, 2024).

The fair values of these liabilities are determined in the same manner as the related assets, as described under the heading "Derivative assets" above.

Certain financial instruments are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, such as upon their acquisition or when there is evidence of impairment. The following table presents Level 3 financial assets measured at fair value on a nonrecurring basis:

	2025	2024
	(dollars in thousands)	
Loans, Net	$ 135,993	$ 168,668
OREO	1,365	2,621
MSRs[1]	49,861	53,972
SBA servicing asset	2,256	3,120
Total assets	$ 189,475	$ 228,381

[1] Amounts shown are estimated fair value. MSRs are recorded on the Corporation's Consolidated Balance Sheets at lower of amortized cost or fair value. See "Note 8 - Mortgage Servicing Rights" for additional information.

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Loans, net – This category consists of loans that were individually evaluated for impairment and have been classified as Level 3 assets. The amount shown is the balance of non-accrual loans, net of related ACL. See "Note 5 - Loans and Allowance for Credit Losses," for additional details.

- OREO – This category consists of OREO classified as Level 3 assets, for which the fair values were based on estimated selling prices less estimated selling costs for similar assets in active markets.

- MSRs – This category consists of MSRs, which were initially recorded at fair value upon the sale of residential mortgage loans to secondary market investors, and subsequently carried at the lower of amortized cost or fair value. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans. MSRs are stratified by product type and evaluated for impairment by comparing each stratum's carrying amount to its estimated fair value. Fair values are determined at the end of each quarter through a discounted cash flows valuation performed by a third-party valuation expert. Significant inputs to the valuation included expected net servicing income, the discount rate and the expected life of the underlying loans. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections. The weighted average annual constant prepayment rate and the weighted average discount rate used in the December 31, 2025 valuation were 7.0% and 8.6%, respectively. Management reviews the reasonableness of the significant inputs to the third-party valuation in comparison to market data. See "Note 8 - Mortgage Servicing Rights," for additional information. Changes in any of those inputs, in isolation, could result in a significantly different fair value measurement, as depicted in the table below:

Significant Input	Scenario Shock	% Change in Valuation
Prepayment Rate	+ 15%	(5)%
Prepayment Rate	- 15%	5%
Discount Rate	- 200 bps	10%
Discount Rate	+ 200 bps	(8)%

- SBA servicing asset – This category consists of the retained servicing rights on SBA-guaranteed loans sold to investors. The standard sale structure under the SBA Secondary Participation Guaranty Agreement provides for the Corporation to retain a portion of the cash flow from the interest payment received on the SBA guaranteed portion of the loan, which is commonly known as a servicing spread. A third-party valuation expert is utilized to perform the modeling to estimate the fair value of the SBA servicing asset. Because the valuation model uses significant unobservable inputs, the SBA servicing asset is classified within Level 3.

The following table details the book values and the estimated fair values of the Corporation's financial instruments as of December 31, 2025 and 2024. A general description of the methods and assumptions used to estimate such fair values is also provided.

		2025			
	Carrying Amount	Estimated Fair Value			
		Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS		(dollars in thousands)			
Cash and cash equivalents	$ 1,061,609	$ 1,061,609	$ —	$ —	$ 1,061,609
FRB and FHLB stock	121,009	—	121,009	—	121,009
Loans held for sale	16,316	—	16,316	—	16,316
AFS investment securities	3,407,859	—	3,407,859	—	3,407,859
HTM investment securities	1,425,885	—	1,267,578	—	1,267,578
Loans, net	23,780,422	—	—	22,590,142	22,590,142
Accrued interest receivable	113,698	113,698	—	—	113,698
Other assets	721,469	556,071	132,043	53,482	741,596
FINANCIAL LIABILITIES					
Demand and savings deposits	$ 21,739,113	$ 21,739,113	$ —	$ —	$ 21,739,113
Brokered deposits	855,042	80,215	774,914	—	855,129
Time deposits	3,995,252	—	3,991,203	—	3,991,203
Accrued interest payable	17,130	17,130	—	—	17,130
FHLB advances	250,000	251,991	—	—	251,991
Senior debt and subordinated debt	367,637	—	351,870	—	351,870
Other borrowings	679,738	654,238	916	—	655,154
Other liabilities	247,490	62,228	170,290	14,972	247,490

		2024			
	Carrying Amount	Estimated Fair Value			
		Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS		(dollars in thousands)			
Cash and cash equivalents	$ 1,063,871	$ 1,063,871	$ —	$ —	$ 1,063,871
FRB and FHLB stock	139,574	—	139,574	—	139,574
Loans held for sale	25,618	—	25,618	—	25,618
AFS investment securities	3,410,899	—	3,410,899	—	3,410,899
HTM investment securities	1,395,569	—	1,183,449	—	1,183,449
Loans, net	23,665,763	—	—	22,555,687	22,555,687
Accrued interest receivable	117,029	117,029	—	—	117,029
Other assets	736,502	543,251	159,939	59,713	762,903
FINANCIAL LIABILITIES					
Demand and savings deposits	$ 21,135,478	$ 21,135,478	$ —	$ —	$ 21,135,478
Brokered deposits	843,857	145,056	698,647	—	843,703
Time deposits	4,150,098	—	4,154,726	—	4,154,726
Accrued interest payable	31,620	31,620	—	—	31,620
FHLB advances	850,000	851,470	—	—	851,470
Senior debt and subordinated debt	367,316	—	253,818	—	253,818
Other borrowings	564,732	544,908	901	—	545,809
Other liabilities	467,011	200,029	252,821	14,161	467,011

Fair values of financial instruments are significantly affected by the assumptions used, principally the timing of future cash flows and discount rates. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. The aggregate fair value amounts presented do not necessarily represent management's estimate of the underlying value of the Corporation.

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, and excluding those recorded at fair value on the Corporation's Consolidated Balance Sheets, book value was considered to be a reasonable estimate of fair value.

The following instruments are predominantly short-term:

Assets	Liabilities
Cash and cash equivalents	Demand and savings deposits
Accrued interest receivable	Other borrowings
	Accrued interest payable

FRB and FHLB stock represent restricted investments and are carried at cost on the Consolidated Balance Sheets, which is a reasonable estimate of fair value.

As of December 31, 2025, fair values for loans and time deposits were estimated by discounting future cash flows using the current rates, as adjusted for liquidity considerations, at which similar loans would be made to borrowers and similar deposits would be issued to customers for the same remaining maturities. Fair values of loans also include estimated credit losses that would be assumed in a market transaction, which represents estimated exit prices.

Brokered deposits consist of demand and saving deposits, which are classified as Level 1, and time deposits, which are classified as Level 2. The fair value of these deposits is determined in a manner consistent with the respective type of deposit discussed above.

NOTE 20 - SEGMENT REPORTING

The Corporation has one reportable segment whose primary sources of revenue are interest income on loans, investment securities and other interest-earning assets and fee income earned on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for credit losses, other operating expenses and income taxes. The Corporation manages its business activities on a consolidated basis.

The accounting policies of the segment are the same as those described in "Note 1 – Summary of Significant Accounting Policies."

The Chief Operating Decision Maker is the Chairman, Chief Executive Officer and President who assesses performance of the segment based on net income available to common shareholders and net income available to common shareholders per share (diluted), which is reported in the Consolidated Statements of Income.

Net income available to common shareholders and net income available to common shareholders per share (diluted), are used to monitor actual results versus budget, in competitive analyses by benchmarking to the Corporation's peers, and in decision-making pertaining to executive compensation levels, common stock and preferred stock dividend levels, common share repurchases and capital expenditure spending.

The measure of segment assets is reported on the Consolidated Balance Sheet.

The following table presents segment results as of December 31:

(dollars in thousands, except per-share data)

	2025	2024	2023
Interest Income			
Loans, including fees	$ 1,395,992	$ 1,394,969	$ 1,156,373
Investment securities	187,152	136,650	101,518
Other interest income	33,730	50,577	15,345
Total Interest Income	1,616,874	1,582,196	1,273,236
Interest Expense			
Deposits	514,693	521,859	292,205
Federal funds purchased	13	2,881	30,417
FHLB advances	24,535	37,793	46,965
Senior debt and subordinated debt	18,404	20,255	21,361
Other borrowings and interest-bearing liabilities	22,882	39,083	28,002
Total Interest Expense	580,527	621,871	418,950
Net Interest Income	1,036,347	960,325	854,286
Provision for credit losses	35,698	71,636	54,036
Net Interest Income After Provision for Credit Losses	1,000,649	888,689	800,250
Total Non-Interest Income	276,766	275,731	227,678
Non-Interest Expense			
Salaries and employee benefits	443,546	432,821	377,417
Data processing and software	75,091	77,882	66,471
Net occupancy	68,125	69,359	58,019
Other outside services	49,902	60,586	47,724
Intangible amortization	22,462	17,830	2,944
FDIC insurance	20,178	23,829	25,565
Equipment	16,176	17,850	14,390
Marketing	9,288	8,958	9,004
Professional fees	5,493	10,857	8,392
Acquisition-related expenses	1,182	37,635	—
Other	80,386	62,184	69,281
Total Non-Interest Expense	791,829	819,791	679,207
Income Before Income Taxes	485,586	344,629	348,721
Income taxes	93,977	55,886	64,441
Net Income	391,609	288,743	284,280
Preferred stock dividends	(10,248)	(10,248)	(10,248)
Net Income Available to Common Shareholders	$ 381,361	$ 278,495	$ 274,032
Net income available to common shareholders per share (diluted)	$ 2.08	$ 1.57	$ 1.64

NOTE 21 - COMMITMENTS AND CONTINGENCIES

Commitments

The Corporation is a party to financial instruments with OBS risk in the normal course of business to meet the financing needs of its borrowers or obligors.

Commitments to extend credit are agreements to lend to a borrower or obligor as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower or obligor. Because a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each borrower's or obligor's creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained upon extension of credit is based on management's credit evaluation of the borrower or obligor. Collateral held varies but may include accounts receivable, inventory, property, equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a borrower or obligor to a third party. Commercial letters of credit are conditional commitments issued to facilitate foreign and domestic trade transactions for borrowers or obligors. The credit risk involved in issuing letters of credit is similar to that involved in extending loan facilities. These obligations are underwritten consistent with commercial lending standards. The maximum exposure to loss for standby and commercial letters of credit is equal to the contractual (or notional) amount of the instruments.

The following table presents the Corporation's commitments to extend credit and letters of credit:

	2025	2024
	(dollars in thousands)	
Commercial and industrial	$ 4,975,873	$ 4,967,334
Real estate - commercial mortgage and real estate - construction	1,477,796	1,706,879
Real estate - home equity	2,256,494	2,154,382
Total commitments to extend credit	$ 8,710,163	$ 8,828,595
Standby letters of credit	$ 311,697	$ 279,309
Commercial letters of credit	29,842	48,993
Total letters of credit	$ 341,539	$ 328,302

Residential Lending

The Corporation originates and sells residential mortgages to secondary market investors. The Corporation provides customary representations and warranties to secondary market investors that specify, among other things, that the loans have been underwritten to the standards of the secondary market investor. The Corporation may be required to repurchase specific loans or reimburse the investor for a credit loss incurred on a sold loan if it is determined that the representations and warranties have not been met. Under some agreements with secondary market investors, the Corporation may have additional credit exposure beyond customary representations and warranties, based on the specific terms of those agreements.

The Corporation maintains a reserve for estimated losses related to loans sold to investors. As of December 31, 2025 and 2024, the total reserve for losses on residential mortgage loans sold was $1.4 million and $1.5 million, respectively, including reserves for both representation and warranty and credit loss exposures. In addition, included as a component of ACL for OBS credit exposures was $0.8 million and $1.2 million as of December 31, 2025 and 2024, respectively, related to additional credit exposure for potential loan repurchases.

Legal Proceedings

The Corporation is involved in various pending and threatened claims and other legal proceedings in the ordinary course of its business activities. The Corporation evaluates the possible impact of these matters, taking into consideration the most recent information available. A loss reserve is established for those matters for which the Corporation believes a loss is both probable and reasonably estimable. Once established, the reserve is adjusted as appropriate to reflect any subsequent developments. Actual losses with respect to any such matter may be more or less than the amount estimated by the Corporation. For matters where a loss is not probable, or the amount of the loss cannot be reasonably estimated by the Corporation, no loss reserve is established.

In addition, from time to time, the Corporation is involved in investigations or other forms of regulatory or governmental inquiry covering a range of possible issues and, in some cases, these may be part of similar reviews of the specified activities of other companies. These inquiries or investigations could lead to administrative, civil or criminal proceedings involving the Corporation, and could result in fines, penalties, restitution, other types of sanctions, or the need for the Corporation to undertake remedial actions, or to alter its business, financial or accounting practices. The Corporation's practice is to cooperate fully with regulatory and governmental inquiries and investigations.

As of the date of this report, the Corporation believes that any liabilities, individually or in the aggregate, that may result from the final outcomes of pending legal proceedings, or regulatory or governmental inquiries or investigations, will not have a material adverse effect on the financial condition of the Corporation. However, legal proceedings, inquiries and investigations are often unpredictable, and it is possible that the ultimate resolution of any such matters, if unfavorable, may be material to the Corporation's results of operations in any future period, depending, in part, upon the size of the loss or liability imposed and the operating results for the period, and could have a material adverse effect on the Corporation's business. In addition, regardless of the ultimate outcome of any such legal proceeding, inquiry or investigation, any such matter could cause the Corporation to incur additional expenses, which could be significant, and possibly material, to the Corporation's results of operations in any future period.

NOTE 22 - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

	December 31,	
	2025	2024
	(dollars in thousands)	
ASSETS		
Cash and cash equivalents	$ **223,669**	$ 78,566
Other assets	**68,786**	68,375
Receivable from subsidiaries	**48,166**	126,430
Investments in:		
Bank subsidiary	**3,530,379**	3,309,613
Non-bank subsidiaries	**51,856**	47,666
Total Assets	$ **3,922,856**	$ 3,630,650
LIABILITIES AND EQUITY		
Senior and subordinated debt	$ **367,637**	$ 367,316
Other liabilities	**64,772**	66,009
Total Liabilities	**432,409**	433,325
Shareholders' equity	**3,490,447**	3,197,325
Total Liabilities and Shareholders' Equity	$ **3,922,856**	$ 3,630,650

CONDENSED STATEMENTS OF INCOME

	2025	2024	2023
	(dollars in thousands)		
Income:			
Dividends from subsidiaries	$ 300,000	$ 75,000	$ 300,000
Other	1,305	2,237	794
	301,305	77,237	300,794
Expenses	47,750	42,572	37,448
Income before income taxes and equity in undistributed net income of subsidiaries	253,555	34,665	263,346
Income tax benefit	(9,171)	(9,070)	(7,861)
	262,726	43,735	271,207
Equity in undistributed net income (loss) of:			
Bank subsidiaries	124,949	239,677	8,932
Non-bank subsidiaries	3,934	5,331	4,141
Net Income	391,609	288,743	284,280
Preferred stock dividends	(10,248)	(10,248)	(10,248)
Net Income Available to Common Shareholders	$ 381,361	$ 278,495	$ 274,032

CONDENSED STATEMENTS OF CASH FLOWS

	2025	2024	2023
	(dollars in thousands)		
Cash Flows From Operating Activities:			
Net Income	$ 391,609	$ 288,743	$ 284,280
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of issuance costs and discount of long-term debt	321	710	750
Stock-based compensation	13,326	10,516	12,540
Net change in other assets	77,854	(83,081)	(37,591)
Equity in undistributed net (income) loss of subsidiaries	(135,820)	(245,009)	(13,073)
Net change in other liabilities and payables to non-bank subsidiaries	(2,641)	(4,504)	(50,047)
Total adjustments	(46,960)	(321,368)	(87,421)
Net cash provided by (used in) operating activities	344,649	(32,625)	196,859
Cash Flows From Investing Activities	—	—	—
Cash Flows From Financing Activities:			
Repayments of senior debt and subordinated debt	—	(168,778)	(5,000)
Net proceeds from issuance of common stock	7,709	270,582	3,160
Dividends paid	(141,207)	(131,698)	(115,738)
Acquisition of treasury stock	(66,048)	(30,348)	(77,056)
Net cash used in financing activities	(199,546)	(60,242)	(194,634)
Net increase (decrease) in Cash and Cash Equivalents	145,103	(92,867)	2,225
Cash and Cash Equivalents at Beginning of Year	78,566	171,433	169,208
Cash and Cash Equivalents at End of Year	$ 223,669	$ 78,566	$ 171,433

Management Report on Internal Control Over Financial Reporting

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2025, the Corporation's internal control over financial reporting is effective based on those criteria.

/s/ CURTIS J. MYERS
_____

Curtis J. Myers
Chairman, Chief Executive Officer and President

/s/ RICHARD S. KRAEMER
_____

Richard S. Kraemer
Senior Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Fulton Financial Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fulton Financial Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the allowance for credit losses related to loans evaluated collectively for expected credit losses

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company's total allowance for credit losses on loans was $364.5 million as of December 31, 2025, a substantial portion of which related to the allowance for credit losses for loans evaluated on a collective basis. The collective ACL includes the measure of expected credit losses on a collective (pooled) basis for those loans and leases that share similar risk characteristics and uses an undiscounted approach. The Company estimates the collective ACL by applying a probability of default (PD) and loss given default (LGD) to the exposure at default (EAD) at the loan level. The PD models are econometric regression models that utilize the Company's historical credit loss experience and incorporate a reasonable and supportable economic forecast through the use of externally developed macroeconomic scenarios. After a reasonable and supportable forecast period, the forecasted PD rates revert back to a historical average PD rate. The LGD model calculates an LGD estimate for each loan pool utilizing a loss rate approach that is based on the Company's historical charge-off experience. The EAD calculation incorporates constant pre-payment rates, and inputs related to loan level cash flows, maturity dates, and interest rates. The constant pre-payment rates utilized in the EAD calculation are sourced from a prepayment calculation that utilizes the Company's historical loan prepayment history to develop prepayment speeds. The collective ACL also includes qualitative reserve adjustments for factors that are not fully captured in the quantitative models.

We identified the assessment of the valuation of the collective ACL as a critical audit matter. Such assessment involved significant measurement uncertainty requiring especially complex auditor judgment, and specialized skills and knowledge of the industry. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained. The assessment of the collective ACL encompassed the evaluation of the overall ACL methodology, which includes the methods and models used to estimate the PD, LGD, and EAD and their key assumptions and inputs. Key assumptions and inputs used in the estimation of the PD rate include historical default observations, the historical observation period, loan pool segmentation including the use of credit risk ratings for commercial and industrial loans, commercial mortgages and construction loans, and a reasonable and supportable economic forecast which includes reversion to historical average default rates. Key assumptions and inputs used in the estimation of the LGD rate include the loan pool segmentation, historical loss observations, and the historical observation period. Key assumptions and inputs used in the estimation of the EAD include a constant prepayment rate (CPR) and loan level cash flow adjustments. Key assumptions and inputs used in the estimation of the CPR include historical prepayment observations, interest rates, the historical observation period, and loan pool segmentation. The assessment also included an evaluation of the qualitative adjustments, including an evaluation of the methods used by management in estimating this reserve. The collective ACL estimate is sensitive to changes in the assumptions discussed above, such that changes in these assumptions can cause significant changes to the estimate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ACL estimate, including controls over the:

- development of the collective ACL methodology

- development of the PD and LGD models and of the methods used to calculate the CPR and EAD

- identification and determination of the key inputs and assumptions used in the PD and LGD models, and EAD calculation which included key inputs and assumptions within the pre-payment model

- performance monitoring of the PD and LGD models

- development of the qualitative adjustments

- measurement and on-going monitoring of the overall ACL estimate.

We evaluated the Company's process to develop the collective ACL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, assumptions, and related methodologies. In addition, we involved credit risk professionals with specialized skills and knowledge who assisted in:

- evaluating the Company's collective ACL methodology for compliance with U.S. generally accepted accounting principles

- evaluating the assumptions and methodologies used in developing the PD rates, LGD rates, and EAD estimate and judgments made by the Company relative to performance monitoring by inspecting management's model and methodology documentation and through comparisons against Company specific metrics, the Company's business environment, and applicable industry and regulatory practices

- determining whether loans are pooled by similar risk characteristics by comparing to the Company's business environment and relevant industry practices

- testing individual credit ratings for a selection of borrowers by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees and underlying collateral

- evaluating the methodology used to develop the qualitative adjustments by inspecting management's methodology and development documentation and assessing the effects of these factors on the collective ACL estimate compared with relevant industry practices and Company specific metrics.

We also assessed the sufficiency of the audit evidence obtained related to the collective ACL estimate by evaluating the cumulative results of the audit procedures, qualitative aspects of the Company's accounting practices, and potential bias in the accounting estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Philadelphia, Pennsylvania
February 27, 2026

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The "Management Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm" may be found in "Item 8, Financial Statements and Supplementary Data" of this document.

Changes in Internal Control over Financial Reporting

There have been no changes in the Corporation's internal control over financial reporting during the Corporation's fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting as of December 31, 2025.

Item 9B. Other Information

Except as disclosed below, none of the Corporation's directors or "officers" (as defined in Rule 16a-1(f) (17 C.F.R. § 240.16a-1(f))) adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as those terms are defined in Item 408 of Regulation S-K (17 C.F.R. § 229.408)) during the fiscal quarter ended December 31, 2025.

On December 12, 2025, Curtis J. Myers, Chairman of the Board, Chief Executive Officer and President of the Corporation, adopted a Rule 10b5-1 trading arrangement for the sale of up to 30,748 shares of the Corporation's common stock. The trading arrangement will expire on November 4, 2026, unless terminated sooner in accordance with its terms.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except as furnished below, the information required to be furnished pursuant to this Item 10 is incorporated herein by reference to the Corporation's 2026 Proxy Statement, which the Corporation intends to file with the SEC not later than 120 days after the end of the 2025 fiscal year.

The Corporation has adopted a code of ethics (Code of Conduct) that applies to all directors, officers and employees, including the Corporation's principal executive officer, principal financial officer and principal accounting officer or controller. A copy of the Code of Conduct may be obtained free of charge by writing to the Corporate Secretary at Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604-4887, and is also available via the Internet at www.fultonbank.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website, at the Internet address specified above.

The Corporation has adopted an Insider Trading Policy governing the purchase, sale and/or other dispositions of the Corporation's securities by directors, officers and employees of the Corporation. It is the Corporation's policy to comply with all applicable securities laws, including those relating to insider trading, when engaging in transactions in the Corporation's securities. The Corporation believes that its policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Corporation. A copy of the Corporation's Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required to be furnished pursuant to this Item 11 is incorporated herein by reference to the Corporation's 2026 Proxy Statement, which the Corporation intends to file with the SEC not later than 120 days after the end of the 2025 fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be furnished pursuant to this Item 12 is incorporated herein by reference to the Corporation's 2026 Proxy Statement, which the Corporation intends to file with the SEC not later than 120 days after the end of the 2025 fiscal year.

Incorporated by reference herein is the information appearing under the heading "Securities Authorized for Issuance under Equity Compensation Plans" within "Item 5, Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities" in this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required to be furnished pursuant to this Item 13 is incorporated herein by reference to the Corporation's 2026 Proxy Statement, which the Corporation intends to file with the SEC not later than 120 days after the end of the 2025 fiscal year.

Item 14. Principal Accountant Fees and Services

Except as furnished below, the information required to be furnished pursuant to this Item 14 is incorporated herein by reference to the Corporation's 2026 Proxy Statement, which the Corporation intends to file with the SEC not later than 120 days after the end of the 2025 fiscal year.

The Corporation's independent registered accounting firm is KPMG LLP, Philadelphia, PA.

Auditor Firm ID: 185.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements — The following consolidated financial statements of Fulton Financial Corporation and subsidiaries are incorporated herein by reference in response to Item 8 above:

   (i)   Consolidated Balance Sheets - December 31, 2025 and 2024.

   (ii)   Consolidated Statements of Income - Years ended December 31, 2025, 2024 and 2023.

   (iii) Consolidated Statements of Comprehensive Income - Years ended December 31, 2025, 2024 and 2023.

   (iii) Consolidated Statements of Shareholders' Equity - Years ended December 31, 2025, 2024 and 2023.

   (iv)   Consolidated Statements of Cash Flows - Years ended December 31, 2025, 2024 and 2023.

   (v)   Notes to Consolidated Financial Statements.

   (vi)   Report of Independent Registered Public Accounting Firm.

2. Financial Statement Schedules — All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

(b) The following exhibits are filed with or incorporated by reference in this Annual Report on Form 10-K, and this list includes the Exhibit Index.

2.1	Purchase and Assumption Agreement – Whole Bank, All Deposits, effective as of April 26, 2024, with the Federal Deposit Insurance Corporation, as receiver of Republic First Bank, the Federal Deposit Insurance Corporation, and Fulton Bank, National Association (Incorporated by reference to Exhibit 2.1 of the Fulton Financial Corporation Current Report on Form 8-K filed on May 2, 2024).
2.2	Agreement and Plan of Merger, dated as of November 24, 2025, by and between Fulton Financial Corporation and Blue Foundry Bancorp (Incorporated by reference to Exhibit 2.1 of the Fulton Financial Corporation Current Report on Form 8-K filed on November 25, 2025).
3.1	Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended (Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report Form 8-K filed June 24, 2011).
3.2	Statement with Respect to Shares of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A of Fulton Financial Corporation, dated October 23, 2020, filed with the Pennsylvania Department of State (Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K filed on October 29, 2020).
3.3	Bylaws of Fulton Financial Corporation as amended (Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on a Form 8-K filed May 14, 2021).
4.1	An Indenture entered into on November 17, 2014 between Fulton Financial Corporation and Wilmington Trust, National Association as trustee, relating to the issuance by Fulton Financial Corporation of $250 million aggregate principal amount of 4.50% subordinated notes due November 15, 2024 (Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K filed November 17, 2014).
4.2	First Supplemental Indenture entered into on November 17, 2014 between Fulton Financial Corporation and Wilmington Trust, National Association as trustee, relating to the issuance by Fulton Financial Corporation of $250 million aggregate principal amount of 4.50% subordinated notes due November 15, 2024 (Incorporated by reference to Exhibit 4.2 of the Fulton Financial Corporation Current Report on Form 8-K filed November 17, 2014).
4.3	Second Supplemental Indenture entered into March 3, 2020, between Fulton Financial Corporation and Wilmington Trust, National Association, as trustee, relating to the issuance by Fulton Financial Corporation of $200 million aggregate principal amount of 3.25% subordinated notes due March 15, 2030 (Incorporated by reference to Exhibit 4.2 of the Fulton Financial Corporation Current Report on Form 8-K filed March 3, 2020).
4.4	Form of 3.250% Fixed-to-Floating Rate Subordinated Notes due 2030 (Included in Exhibit 4.4).
4.5	Third Supplemental Indenture entered into March 3, 2020, between Fulton Financial Corporation and Wilmington Trust, National Association, as trustee, relating to the issuance by Fulton Financial Corporation of $175 million aggregate principal amount of 3.75% subordinated notes due March 15, 2035 (Incorporated by reference to Exhibit 4.3 of the Fulton Financial Corporation Current Report on Form 8-K filed March 3, 2020).
4.6	Form of 3.750% Fixed-to-Floating Rate Subordinated Notes due 2035 (Included in Exhibit 4.6).
4.7	Statement with Respect to Shares of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A of Fulton Financial Corporation, dated October 23, 2020, filed with the Pennsylvania Department of State (Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K filed on October 29, 2020).

4.8	Stock Certificate (Incorporated by reference as Exhibit 4.1 of Fulton Financial Corporation Registration Statement on Form S-4 filed on April 21, 2022).
4.9	Deposit Agreement, dated October 29, 2020, among Fulton Financial Corporation, Equiniti Trust Company, as depositary, and the holders from time to time of the depositary receipts described therein (Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K filed on October 29, 2020).
4.10	Form of depositary receipt representing the Depositary Shares (Included in Exhibit 4.10).
4.11	Description of Fulton Financial Corporation Securities (Incorporated by reference to Exhibit 4.7 of the Fulton Financial Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2019).
10.1	Form of Executive Employment Agreement between Fulton Financial Corporation and certain Executive Officers of Fulton Financial Corporation (Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K filed January 4, 2018). *
10.2	Form of Key Employee Change in Control Agreement between Fulton Financial Corporation and certain Executive Officers of Fulton Financial Corporation (Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K filed January 4, 2018). *
10.3	Form of Death Benefit Only Agreement (Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2006). *
10.4	Fulton Financial Corporation 2022 Amended and Restated Equity and Cash Incentive Compensation Plan (Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K filed May 19, 2022). *
10.5	Amended Executive Employment Agreement between Fulton Financial Corporation and Curtis J. Myers, dated January 1, 2023 (Incorporated by reference to exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K filed December 22, 2022). *
10.6	Amended Key Employee Change in Control Agreement between Fulton Financial Corporation and Curtis J. Myers, dated January 1, 2023 (Incorporated by reference to exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K filed December 22, 2022). *
10.7	Form of Time-Vested Restricted Stock Unit Award Agreement and Form of Performance Restricted Stock Unit Award Agreement Total Shareholder Return ("TSR") Component (Incorporated by reference to Exhibits 10.2 and 10.3, respectively, of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024). *
10.8	Form of Time-Vested Restricted Stock Unit Award Agreement, Form of Performance Restricted Stock Unit Award Agreement Total Shareholder Return ("TSR") Component and Form of Performance Restricted Stock Unit Award Agreement Profit Trigger Component (Incorporated by reference to Exhibits 10.1, 10.2 and 10.3 respectively, of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023). *
10.9	Form of Time-Vested Restricted Stock Unit Award Agreement and Form of Performance Restricted Stock Unit Award Agreement Total Shareholder Return ("TSR") Component (Incorporated by reference to Exhibits 10.1 and 10.2, respectively, of the Fulton Financial Corporation Quarterly Report on Form 10-Q filed for the quarterly period ended March 31, 2025) .*
10.10	Amended and Restated Fulton Financial Corporation Employee Stock Purchase Plan (Incorporated by reference to Exhibit A to Fulton Financial Corporation's definitive proxy statement, filed March 26, 2014). *
10.11	Amendment No. 1 to the Amended and Restated Fulton Financial Corporation Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.10 of the Fulton Financial Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2019). *
10.12	Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective December 1, 2015 (Incorporated by reference to Exhibit 10.12 of the Fulton Financial Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2015). *
10.13	First Amendment effective January 1, 2019 to the Fulton Financial Corporation Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019). *
10.14	Second Amendment effective January 1, 2021 to the Fulton Financial Corporation Deferred Compensation Plan (Incorporated by reference to Exhibit 10.13 of the Fulton Financial Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2020). *
10.15	Third Amendment effective March 11, 2021 to the Fulton Financial Corporation Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021). *
10.16	Fourth Amendment effective July 20, 2021 to the Fulton Financial Corporation Deferred Compensation Plan (Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021). *

10.17	Fifth Amendment, effective January 1, 2022, to the Fulton Financial Corporation Deferred Compensation Plan (Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021). *
10.18	Form of Non-Employee Director Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2025) .*
10.19	Fulton Financial Corporation Amended and Restated 2023 Director Equity Plan (Incorporated by reference to Exhibit 10.1 of Fulton Financial Corporation's Current Report on Form 8-K filed May 16, 2023).
10.20	Agreement between Fulton Financial Corporation and Fiserv Solutions, LLC dated July 11, 2016 (Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016. (Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission).
10.21	Amendment to Agreement between Fulton Financial Corporation and Fiserv Solutions, LLC dated December 20, 2021. (Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K. Incorporated by reference to Exhibit 10.23 of the Fulton Financial Corporation Annual Report 10-K for the year ended December 31, 2021).
10.22	Agreement for Purchase and Sale of Real Property dated May 10, 2024 (Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K filed on May 15, 2024).
10.27	Consulting Agreement between Angela M. Snyder and Fulton Financial Corporation dated December 15, 2025 – filed herewith. *
19	Fulton Financial Corporation Insider Trading Policy (Incorporated by reference to Exhibit 19 of the Fulton Financial Corporation Annual Report on Form 10-K for the period ended December 31, 2024).
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Fulton Financial Corporation Mandatory Recovery of Compensation Policy (Incorporated by reference to Exhibit 97 of the Fulton Financial Corporation Annual Report 10-K for the year ended December 31, 2023).
101	Interactive data files pursuant to Rule 405 of Regulation S-T (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Shareholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)
*	Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULTON FINANCIAL CORPORATION
(Registrant)

Dated: February 27, 2026

By: /s/ CURTIS J. MYERS

Curtis J. Myers,
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been executed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature		Capacity	Date
/S/ JENNIFER CRAIGHEAD CAREY **Jennifer Craighead Carey**	*	Director	February 27, 2026
/S/ ANTHONY L. COSSETTI **Anthony L. Cossetti**		Executive Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 27, 2026
/S/ LISA CRUTCHFIELD **Lisa Crutchfield**	*	Director	February 27, 2026
/S/ DENISE L. DEVINE **Denise L. Devine**	*	Director	February 27, 2026
/S/ RICHARD S. KRAEMER **Richard S. Kraemer**		Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2026
/S/GEORGE K. MARTIN **George K. Martin**	*	Director	February 27, 2026
/S/ JAMES R. MOXLEY III **James R. Moxley III**	*	Director	February 27, 2026
/S/ CURTIS J. MYERS **Curtis J. Myers**		Chairman, Chief Executive Officer and President (Principal Executive Officer)	February 27, 2026

Signature	Capacity	Date
/S/ ANTOINETTE M. PERGOLIN * **Antoinette M. Pergolin**	Director	February 27, 2026
/S/ MICHAEL F. SHIRK * **Michael F. Shirk**	Director	February 27, 2026
/S/ SCOTT A. SNYDER * **Scott A. Snyder**	Director	February 27, 2026
/S/ RONALD H. SPAIR * **Ronald H. Spair**	Director	February 27, 2026
/S/ E. PHILIP WENGER * **E. Philip Wenger**	Director	February 27, 2026
*By /S/ NATASHA R. LUDDINGTON **Natasha R. Luddington** Attorney-in-Fact		February 27, 2026

Exhibit 21 - Subsidiaries of the Registrant

The following are the subsidiaries of Fulton Financial Corporation:

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Bank, N.A. One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	United States of America	Fulton Financial Advisors Fulton Private Bank Fulton Mortgage Company
Fulton Financial Realty Company One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Financial Realty Company
Central Pennsylvania Financial Corp. 100 W. Independence Street Shamokin, PA 17872	Pennsylvania	Central Pennsylvania Financial Corp.
Fulton Insurance Services Group, Inc. One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Insurance Services Group, Inc.
FFC Penn Square, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Penn Square, Inc.
Fulton Community Partner, LLC One Penn Square P.O. Box 7989 Lancaster, Pennsylvania, 17604	Delaware	Fulton Community Partner, LLC

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-05471, No. 333- 05481, No. 333-44788, No. 333-81377, No. 333-64744, No. 333-76594, No. 333-76600, No. 333-76596, No. 333-107625, No. 333-114206, No. 333-116625, No. 333-121896, No. 333-126281, No. 333-131706, No. 333-135839, No. 333-145542, No. 333-168237, No. 333-175065, No. 333-189457, No. 333-128894, No. 333-197728, No.333-175065, No. 333-236579, No. 333-116625, No. 333-271985 and No. 333-290998) on Form S-8, in the registration statements (No. 033-37835, No. 333-61268, No. 333-123532, No. 333-130718, No. 333-156339, No. 333-189459, No. 333-189488, No. 333-156396, No. 333-197730, No. 333-221393, No. 333-249588, No. 333-274624 and No. 333-289488) on Form S-3 and in the registration statement (No. 333-292122) on Form S-4 of Fulton Financial Corporation and subsidiaries of our report dated February 27, 2026, with respect to the consolidated financial statements of Fulton Financial Corporation and subsidiaries and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 27, 2026

Exhibit 31.1 – Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Curtis J. Myers, certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ Curtis J. Myers

Curtis J. Myers

Chairman and Chief Executive Officer

Exhibit 31.2 – Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard S. Kraemer, certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2026

/s/ Richard S. Kraemer

Richard S. Kraemer

Senior Executive Vice President and Chief Financial Officer

Exhibit 32.1 - Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Curtis J. Myers, Chief Executive Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form10-K of Fulton Financial Corporation, containing the consolidated financial statements for the annual ended December 31, 2025, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Date: February 27, 2026

/s/ Curtis J. Myers
       Curtis J. Myers
       Chairman and Chief Executive Officer

Exhibit 32.2 - Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Richard S. Kraemer, Chief Financial Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the annual ended December 31, 2025, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

February 27, 2026

Richard S. Kraemer
Senior Executive Vice President and Chief Financial Officer

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INVESTOR INFORMATION



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Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, PA 17604-4887

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FULTON FINANCIAL
CORPORATION

(NASDAQ: FULT)

Customer Service
800.FULTON.4
(800.385.8664)

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P.O. Box 4887 · One Penn Square · Lancaster, PA 17604

 